     As filed with the Securities and Exchange Commission on April 12, 1999.

                                                          File No. 333-69487
                                                                   811-7426

                      SECURITIES AND EXCHANGE COMMISSION
                          Washington, D. C. 20549

                                FORM N-4

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933            [X]


    Pre-Effective Amendment No.   1                                [X]
                                 ---
    Post-Effective Amendment No.                                   [ ]
                                 ---


REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940


    Amendment No.  29                                              [X]

                  HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
                            SEPARATE ACCOUNT ONE
                          (Exact Name of Registrant)

                 HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
                             (Name of Depositor)

                                P. O. Box 2999
                          Hartford, CT  06104-2999
                (Address of Depositor's Principal Offices)

                               (860) 843-6733
              (Depositor's Telephone Number, Including Area Code)

                              Marianne O'Doherty
                                Hartford Life
                               P. O. Box 2999
                          Hartford, CT  06104-2999
                   (Name and Address of Agent for Service)


Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of the registration statement.


 It is proposed that this filing will become effective:


   ___ immediately upon filing pursuant to paragraph (b) of Rule 485

   ___ on                 , 1999 pursuant to paragraph (b) of Rule 485

   ___ 60 days after filing pursuant to paragraph (a)(1) of Rule 485

   ___ on                 , 1999 pursuant to paragraph (a)(1) of Rule 485

   ___ this post-effective amendment designates a new effective date for a previously filed post-effective amendment.



PURSUANT TO RULE 24F-2(a) UNDER THE INVESTMENT COMPANY ACT OF 1940, THE REGISTRANT HAS REGISTERED AN INDEFINITE AMOUNT OF SECURITIES.


The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act of 1933 or until the registration shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

                                  CROSS REFERENCE SHEET
                                 PURSUANT TO RULE 495(A)

N-4 Item No.                    Prospectus Heading
--------------------------------------------------
 1. Cover Page                   Hartford Life and Annuity Insurance Company -
                                 Separate Account One

 2. Definitions                  Glossary of Special Terms

 3. Synopsis or Highlights       Summary

 4. Condensed Financial          Yield Information
    Information

 5. General Description of       Hartford Life and Annuity Insurance Company,
    Registrant                   The Separate Account, The Fixed Accounts, and
                                 The Funds

 6. Deductions                   Contract Charges

 7. General Description of       The Contract, The Separate Account, The
    Annuity Contracts            Fixed Accounts, and Surrenders

 8. Annuity Period               Settlement Provisions

 9. Death Benefit                Death Benefits

10. Purchases and Contract       The Contract, and Contract Value
    Value

11. Redemptions                  Surrenders

12. Taxes                        Federal Tax Considerations

13. Legal Proceedings            Legal Matters and Experts

14. Table of Contents of the     Table of Contents to
    Statement of Additional      Statement of Additional
    Information                  Information

15. Cover Page                   Part B; Statement of Additional
                                 Information

16. Table of Contents            Table of Contents

17. General Information and      Summary
    History

18. Services                      None

19. Purchase of Securities        Distribution of Contracts
    being Offered

20. Underwriters                  Distribution of Contracts

21. Calculation of Performance    Calculation of Yield and Return
    Data

22. Annuity Payments              Settlement Provisions

23. Financial Statements          Financial Statements

24. Financial Statements and      Financial Statements and
    Exhibits                      Exhibits

25. Directors and Officers of     Directors and Officers of the
    the Depositor                 Depositor

26. Persons Controlled by or      Persons Controlled by or Under
    Under Common Control with     Common Control with the Depositor
    the Depositor or Registrant   or Registrant

27. Number of Contract Owners     Number of Contract Owners

28. Indemnification               Indemnification

29. Principal Underwriters        Principal Underwriters

30. Location of Accounts and      Location of Accounts and Records
    Records

31. Management Services           Management Services

32. Undertakings                  Undertakings

                         THE DIRECTOR VARIABLE ANNUITY
                             SEPARATE ACCOUNT ONE
                  HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
                                 P.O. BOX 5085
                       HARTFORD, CONNECTICUT 06102-5085
                      Telephone: 1-800-862-6668 (Contract
                                    Owners)
[LOGO]            1-800-862-7155 (Investment Representatives)

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------


This Prospectus describes information you should know before you purchase Series VII of The Director variable annuity. Please read it carefully.



The Director variable annuity is a Contract between you and Hartford Life and Annuity Insurance Company where you agree to make at least one payment to us and we agree to make a series of annuity payments to you at a later date. This annuity is a flexible premium, tax-deferred, variable annuity offered to both individuals and groups. It is:


X  Flexible, because you may add premium payments at any time.

X Tax-deferred, which means you don't pay taxes until you take money out or until we start to make annuity payments to you.

X Variable, because the value of your annuity will fluctuate with the performance of the underlying funds.

At purchase, you allocate your premium payment, which is any purchase payment less any Premium Taxes, to "Sub-Accounts". These are subdivisions of our Separate Account, an account that keeps your annuity assets separate from our company assets. The Sub-Accounts then purchase shares of mutual funds set up exclusively for variable annuity or variable life insurance products. These funds are not the same mutual funds that you buy through your stockbroker or through a retail mutual fund. They may have similar investment strategies and the same portfolio managers as retail mutual funds. This annuity offers you funds with investment strategies ranging from conservative to aggressive and you may pick those funds that meet your investment goals and risk tolerance. The Sub-Accounts and the funds are listed below:

- Advisers Sub-Account which purchases shares of Class IA of Hartford Advisers HLS Fund, Inc.

- Bond Sub-Account which purchases shares of Class IA of Hartford Bond HLS Fund, Inc.

- Capital Appreciation Sub-Account which purchases shares of Class IA of Hartford Capital Appreciation HLS Fund, Inc

- Dividend and Growth Sub-Account which purchase shares of Class IA of Hartford Dividend and Growth HLS Fund, Inc.

- Global Leaders Sub-Account which purchases shares of Class IA of Hartford Global Leaders HLS Fund

- Growth and Income Sub-Account which purchases shares of Class IA of Hartford Growth and Income HLS Fund

- High Yield Sub-Account which purchases shares of class IA of Hartford High Yield HLS Fund

- Index Sub-Account which purchases shares of Class IA of Hartford Index HLS Fund, Inc.

- International Advisers Sub-Account which purchases shares of Class IA of Hartford International Advisers HLS Fund, Inc

- International Opportunities Sub-Account which purchases shares of Class IA of Hartford International Opportunities HLS Fund, Inc

- MidCap Sub-Account which purchases shares of Class IA of Hartford MidCap HLS Fund, Inc.

- Money Market Sub-Account which purchases shares of Class IA of Hartford Money Market HLS Fund, Inc

- Mortgage Securities Sub-Account which purchases shares of Class IA of Hartford Mortgage Securities HLS Fund, Inc.

- Small Company Sub-Account which purchases shares of Class IA of Hartford Small Company HLS Fund, Inc.

- Stock Sub-Account which purchases shares of Class IA of Hartford Stock HLS Fund, Inc.


You may also allocate some or all of your premium payment to one of the "Fixed Accumulation Features", which pays an interest rate guaranteed for a certain time period from the time the payment is made. Premium payments put in a Fixed Accumulation Feature are not segregated from our company assets like the assets of the Separate Account.

If you decide to buy this annuity, you should keep this prospectus for your records. You can also call us at 1-800-862-6668 to get a Statement of Additional Information, free of charge. The Statement of Additional Information contains more information about this annuity and, like this prospectus, is filed with the Securities and Exchange Commission. We have included the Table of Contents for the Statement of Additional Information at the end of this Prospectus.


Although we file the Prospectus and the Statement of Additional Information with the Securities and Exchange Commission, the Commission doesn't approve or disapprove these securities or determine if the information is truthful or complete. Anyone who represents that the Securities and Exchange Commission does these things may be guilty of a criminal offense.


This Prospectus and the Statement of Additional Information can also be obtained from the Securities and Exchange Commissions' website (HTTP://WWW.SEC.GOV).

This annuity IS NOT:

 -  A bank deposit or obligation

 -  Federally insured

 -  Endorsed by any bank or governmental agency

This annuity may not be available for sale in all states.
--------------------------------------------------------------------------------

PROSPECTUS DATED: MAY 3, 1999


STATEMENT OF ADDITIONAL INFORMATION DATED: MAY 3, 1999

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY                                    3
--------------------------------------------------------------------------------


                               TABLE OF CONTENTS



                                                                         PAGE
                                                                         ----
 GLOSSARY OF SPECIAL TERMS.............................................    4
 FEE TABLE SUMMARY.....................................................    5
 SUMMARY...............................................................    7
 HARTFORD LIFE AND ANNUITY INSURANCE COMPANY...........................    9
 THE SEPARATE ACCOUNT..................................................    9
 THE FUNDS.............................................................    9
 PERFORMANCE RELATED INFORMATION.......................................   11
 THE FIXED ACCUMULATION FEATURE........................................   12
 THE CONTRACT..........................................................   13
   Contract Value -- Before the Annuity Commencement Date..............   14
   Contract Value Transfers Before and After the Annuity Commencement
    Date...............................................................   14
   Surrenders..........................................................   15
   Contract Charges....................................................   16
   Death Benefits......................................................   18
 SETTLEMENT PROVISIONS.................................................   19
   Annuity Payments....................................................   20
   Other Information...................................................   22
 FEDERAL TAX CONSIDERATIONS............................................   22
 MISCELLANEOUS.........................................................   26
   How Contracts Are Sold..............................................   26
   Year 2000...........................................................   27
   Legal Matters.......................................................   28
   Experts.............................................................   28
   More Information....................................................   28
 APPENDIX I -- INFORMATION REGARDING TAX-QUALIFIED RETIREMENT PLANS....   29
 APPENDIX II -- OPTIONAL DEATH BENEFIT -- EXAMPLES.....................   32
 TABLE OF CONTENTS TO STATEMENT OF ADDITIONAL INFORMATION..............   33

4                                    HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
--------------------------------------------------------------------------------

                           GLOSSARY OF SPECIAL TERMS


ACCOUNT: Any of the Sub-Accounts or Fixed Accumulation Features.


ACCUMULATION UNIT: A unit of measure we use to calculate values before we begin to make annuity payments to you.

ADMINISTRATIVE OFFICE: Located at 200 Hopmeadow Street, Simsbury, CT 06089. The mailing address is Post Office Box 5085, Hartford, CT 06104-5085.

ANNIVERSARY VALUE: The value equal to the Contract Value as of a Contract Anniversary, increased by the dollar amount of any premium payments made since that anniversary and reduced by the dollar amount of any partial Surrenders since that anniversary.

ANNUAL MAINTENANCE FEE: An annual $30 charge for annuities having a value of less than $50,000 on the most recent Contract Anniversary or when the annuity is Surrendered in full. The charge is deducted proportionately from the funds in use at the time.

ANNUITANT: The person on whose life the Contract is based. The Annuitant may not be changed.

ANNUITY: A Contract issued by us that provides, in exchange for premium payments, a series of annuity payments.

ANNUITY CALCULATION DATE: The date we calculate your first annuity payment.

ANNUITY COMMENCEMENT DATE: The date we start to make annuity payments to you.

ANNUITY UNIT: A unit of measure we use to calculate the value of the annuity payments we make to you.

ASSUMED INVESTMENT RETURN ("AIR"): The investment return, either 3%, 5% or 6%, which we base your variable dollar amount payments on. You select the AIR before we start to make annuity payments.

BENEFICIARY: The person or persons you designate to receive payment of the death benefit upon the death of the Contract Owner.

CODE: The Internal Revenue Code of 1986, as amended.

CONTINGENT ANNUITANT: The person you may designate to become the Annuitant if the original Annuitant dies before we begin making annuity payments.

CONTRACT: The contract is the individual Annuity contract and any endorsements or riders. If you have a group annuity, you will receive a certificate rather than a contract.

CONTRACT ANNIVERSARY: The annual anniversary of the date we issued your annuity. If your contract anniversary falls on a day that is not a Valuation Day, then the next Valuation Day will be your Contract Anniversary for that year.


CONTRACT OWNER(S) OR YOU: The owner(s) or holder(s) of this Annuity.



CONTRACT VALUE: The total value of your Annuity that we get by adding up the value of each of your Sub-Accounts and Fixed Accumulation Features on any Valuation Day.


CONTRACT YEAR: The 12 months following the date you purchased your annuity and from any Contract Anniversary.

DOLLAR COST AVERAGING ("DCA"): Systematic transfers from one Account to another.


DCA PROGRAM FIXED ACCUMULATION FEATURE: Fixed Accumulation Features we establish to use for dollar cost averaging programs. These are part of our General Account.


DEATH BENEFIT: The amount we pay when the Contract Owner or the Annuitant dies.

DUE PROOF OF DEATH: A certified copy of a death certificate, an order of a court of competent jurisdiction, or any other proof acceptable to us.


FIXED ACCUMULATION FEATURE: This is an account that is part of our General Account. You may allocate all or a portion of your premium payments or transfer of Contract Value to this account.


FUNDS: The Funds described in this Prospectus or any supplements to the Prospectus.


GENERAL ACCOUNT: Our General Account that includes our company assets and your annuity assets allocated to any of the Fixed Accumulation Feature or DCA Program Fixed Accumulation Feature.



HARTFORD OR WE: Hartford Life and Annuity Insurance Company.


INTEREST ACCUMULATION VALUE: This is the amount which we use for the purpose of calculating the optional interest accumulation death benefit.

MAXIMUM ANNIVERSARY VALUE: This is the highest Anniversary Value prior the deceased's 81st birthday or the date of death, if earlier.

PAYEE: The person or party designated by you to receive annuity payments.

PREMIUM TAX: A tax charged by a state or municipality on premium payments.

SEPARATE ACCOUNT: An account that we establish to separate the assets for your annuity Sub-Accounts from our company assets. Hartford Life and Annuity Insurance Company Separate Account One.

SUB-ACCOUNT: Divisions established within the Separate Account.

SURRENDER: A complete or partial withdrawal or distribution from your annuity.

SURRENDER VALUE: What we pay you if you terminate your annuity before we begin to make annuity payments.

VALUATION DAY: Every day the New York Stock Exchange is open for trading. The value of the Separate Account is determined as of the close of the New York Stock Exchange (generally 4:00 p.m. Eastern Time).

VALUATION PERIOD: The period between the close of business on successive Valuation Days.

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY                                    5
--------------------------------------------------------------------------------

                                   FEE TABLE
                                    SUMMARY

                        Contract Owner Transaction Expenses
                               (All Sub-Accounts)

 Sales Load Imposed on Purchases (as a percentage of premium
   payments).......................................................    None
 Exchange Fee......................................................        $0
 Contingent Deferred Sales Charge (as a percentage of amounts
   Surrendered)(1)
     First Year (2)................................................       7%
     Second Year...................................................       6%
     Third Year....................................................       6%
     Fourth Year...................................................       5%
     Fifth Year....................................................       4%
     Sixth Year....................................................       3%
     Seventh Year..................................................       2%
     Eighth Year...................................................       0%
 Annual Maintenance Fee (3)........................................     $30
 Annual Expenses-Separate Account (as a percentage of daily
   Sub-Account value)..............................................
     Mortality and Expense Risk....................................    1.25%
 Optional Charges
     Optional Interest Accumulation Death Benefit (as a percentage
      of daily Sub-Account value)..................................     .15%

---------

(1) The Contingent Deferred Sales Charge is not assessed on partial Surrenders which do not exceed 15% of premium payments each Contract year, on a non-cumulative basis.

(2) Length of time from each premium payment.

(3) The Annual Maintenance Fee is a single $30 charge deducted on each Contract Anniversary or upon Surrender if the Contract Value is less than $50,000. It is deducted proportionally from the investment options in use at the time of the charge.


    The purpose of this table is to assist you in understanding various costs and expenses that your will bear directly or indirectly. The table reflects expenses of the Separate Account and underlying Funds. We will deduct any Premium Taxes that apply.



                         Annual Fund Operating Expenses
                    (as a percentage of average net assets)



                                                                              TOTAL FUND
                                                    MANAGEMENT                OPERATING
                                                    FEES (WITH     OTHER       EXPENSES
                                                     WAIVERS)     EXPENSES  (WITH WAIVERS)
                                                  --------------  --------  --------------
 Hartford Bond HLS Fund..........................     0.482%       0.021%       0.503%
 Hartford Stock HLS Fund.........................     0.439%       0.018%       0.457%
 Hartford Money Market HLS Fund..................     0.433%       0.015%       0.448%
 Hartford Advisers HLS Fund......................     0.616%       0.018%       0.634%
 Hartford Capital Appreciation HLS Fund..........     0.623%       0.019%       0.642%
 Hartford Mortgage Securities HLS Fund...........     0.432%       0.030%       0.462%
 Hartford Index HLS Fund.........................     0.382%       0.019%       0.401%
 Hartford International Opportunities HLS Fund...     0.681%       0.090%       0.771%
 Hartford Dividend & Growth HLS Fund.............     0.641%       0.018%       0.659%
 Hartford International Advisers HLS Fund........     0.755%       0.108%       0.863%
 Hartford MidCap HLS Fund........................     0.759%       0.034%       0.793%
 Hartford Small Company HLS Fund.................     0.753%       0.040%       0.772%
 Hartford Growth and Income HLS Fund (1).........     0.767%       0.040%       0.807%
 Hartford Global Leaders HLS Fund (1)............     0.487%       0.120%       0.607%
 Hartford High Yield HLS Fund (2)................     0.487%       0.035%       0.522%


---------


(1) Hartford Global Leaders HLS Fund, Hartford High Yield HLS Fund, and Hartford Growth and Income HLS Fund are new Funds. "Total Fund Operating Expenses" are based on annualized estimates of such expenses to be incurred in the current fiscal year. HL Investment Advisors, LLC has agreed to waive its fees for these until the assets of the Funds (excluding assets contributed by companies affiliated with HL Investment Advisors, LLC.) reach $20 million. Absent this waiver, the Management Fee and Total Fund Operating Expenses would be:



                                                                             TOTAL FUND
                                        MANAGEMENT FEES  OTHER EXPENSES  OPERATING EXPENSES
                                        ---------------  --------------  ------------------
    Hartford Global Leaders HLS Fund...      0.775%          0.120%            0.895%
    Hartford High Yield HLS Fund.......      0.775%          0.035%            0.910%

6                                    HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
--------------------------------------------------------------------------------


EXAMPLE



    THE FOLLOWING EXAMPLE ASSUMES THAT THE OPTIONAL INTEREST ACCUMULATION DEATH BENEFIT WAS ELECTED:


                               If you Surrender your Contract    If you annuitize your Contract    If you do not Surrender your
                               at the end of the applicable      at the end of the applicable      Contract, you would pay the
                               time period you would pay the     time period you would pay the     following expenses on a $1,000
                               following expenses on a $1,000    following expenses on a $1,000    investment, assuming a 5%
                               investment, assuming a 5%         investment, assuming a 5%         annual return on assets:
                               annual return on assets:          annual return on assets:

 SUB-ACCOUNT                   1 YEAR 3 YEARS 5 YEARS 10 YEARS   1 YEAR 3 YEARS 5 YEARS 10 YEARS   1 YEAR 3 YEARS 5 YEARS 10 YEARS
                               ------ ------- ------- --------   ------ ------- ------- --------   ------ ------- ------- --------
 Bond.........................  $ 83   $ 116   $ 143    $ 231     $ 20   $  62   $ 106    $ 230     $ 20   $  62   $ 107    $ 231
 Stock........................    83     115     140      226       19      60     104      225       20      61     104      226
 Money Market.................    83     114     140      225       19      60     103      224       20      60     104      225
 Advisers.....................    84     120     150      244       21      66     113      244       21      66     114      244
 Capital Appreciation.........    85     120     150      245       21      66     113      244       22      66     114      245
 Mortgage Securities..........    83     115     141      226       19      60     104      225       20      61     105      226
 Index........................    82     113     137      220       18      58     101      219       19      59     101      220
 International
   Opportunities..............    86     124     157      259       22      70     120      258       23      70     121      259
 Dividend & Growth............    85     121     151      247       21      66     114      246       22      67     115      247
 International Advisers.......    87     127     161      268       23      73     125      267       24      73     125      268
 MidCap.......................    86     125     158      261       22      71     121      260       23      71     122      261
 Small Company................    86     125     157      259       22      70     120      258       23      71     121      259
 Growth and Income............    86     126     159      262       23      71     122      262       23      72     123      262
 High Yield...................    83     117     n/a      n/a       20      62     n/a      n/a       20      63     n/a      n/a
 Global Leaders...............    84     119     n/a      n/a       21      65     n/a      n/a       21      65     n/a      n/a



    In the Example, the Annual Maintenance Fee is approximately a 0.06% annual asset charge based on the experience of the Contracts. This Example should not be considered a representation of past or future expenses and actual expenses may be greater or less than those shown.



    Pursuant to requirements of the Investment Company Act of 1940, the Annual Maintenance Fee has been reflected in the Examples by a method intended to show the "average" impact of the Annual Maintenance Fee on an investment in the Separate Account.



    THE FOLLOWING EXAMPLE ASSUMES THAT THE OPTIONAL INTEREST ACCUMULATION DEATH BENEFIT WAS NOT ELECTED:


                               If you Surrender your Contract    If you annuitize your Contract    If you do not Surrender your
                               at the end of the applicable      at the end of the applicable      Contract, you would pay the
                               time period you would pay the     time period you would pay the     following expenses on a $1,000
                               following expenses on a $1,000    following expenses on a $1,000    investment, assuming a 5%
                               investment, assuming a 5%         investment, assuming a 5%         annual return on assets:
                               annual return on assets:          annual return on assets:

 SUB-ACCOUNT                   1 YEAR 3 YEARS 5 YEARS 10 YEARS   1 YEAR 3 YEARS 5 YEARS 10 YEARS   1 YEAR 3 YEARS 5 YEARS 10 YEARS
                               ------ ------- ------- --------   ------ ------- ------- --------   ------ ------- ------- --------
 Bond.........................  $ 82   $ 112   $ 135    $ 214     $ 18   $  57   $  98      214     $ 19   $  58   $  99      214
 Stock........................    81     110     133      209       17      55      96      209       18      56      97      209
 Money Market.................    81     110     132      208       17      55      95      208       18      56      96      208
 Advisers.....................    83     116     142      229       19      61     105      228       20      62     106      229
 Capital Appreciation.........    83     116     142      229       19      61     106      229       20      62     106      229
 Mortgage Securities..........    81     110     133      210       18      56      96      209       18      56      97      210
 Index........................    81     108     130      203       17      54      93      203       18      54      94      203
 International
   Opportunities..............    84     120     149      243       21      65     112      242       21      66     113      243
 Dividend & Growth............    83     116     143      231       20      62     106      230       20      62     107      231
 International Advisers.......    85     123     154      253       22      68     117      252       22      69     118      253
 MidCap.......................    85     121     150      245       21      66     113      245       22      67     114      245
 Small Company................    84     120     149      243       21      65     112      242       21      66     113      243
 Growth and Income............    85     121     151      247       21      66     114      246       22      67     115      247
 High Yield...................    82     112     n/a      n/a       18      57     n/a      n/a       19      58     n/a      n/a
 Global Leaders...............    83     115     n/a      n/a       19      60     n/a      n/a       20      61     n/a      n/a



    In the Example, the Annual Maintenance Fee is approximately a 0.06% annual asset charge based on the experience of the Contracts. This Example should not be considered a representation of past or future expenses and actual expenses may be greater or less than those shown.

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY                                    7
--------------------------------------------------------------------------------


    Pursuant to requirements of the Investment Company Act of 1940, the Annual Maintenance Fee has been reflected in the Examples by a method intended to show the "average" impact of the Annual Maintenance Fee on an investment in the Separate Account.

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY                                    7
--------------------------------------------------------------------------------

                                    SUMMARY

HOW DO I PURCHASE THIS ANNUITY?


You must complete our application or order request and submit it to us for approval with your first premium payment. Your first premium payment must be at least $1,000 and subsequent premium payments must be at least $500. The minimum premium payment requirements may differ if you are participating in our automatic investing ("InvestEase-Registered Trademark-") program.


 - For a limited time, usually within ten days after you receive your annuity, you may cancel your annuity without paying a Contingent Deferred Sales Charge. You bear the investment risk for your premium payment prior to our receipt of your request for cancellation.

WHAT TYPE OF SALES CHARGE WILL I PAY?

CONTINGENT DEFERRED SALES CHARGE ("CDSC")

The CDSC covers expenses relating to the sale and distribution of the Contracts, including commissions paid to distributing organizations and the cost of preparing sales literature and other promotional activities.

    We assess a CDSC when you request a full or partial Surrender. The percentage of the CDSC is based on how long each premium payment has been in the Contract. Each premium payment has its own CDSC schedule. Premium payments are Surrendered in the order that they were received. The longer you leave your premium payment in the Contract, the lower the CDSC will be when you Surrender.

    The CDSC is a percentage of the amount Surrendered (not to exceed the total amount of the premium payments made) and equals:

          LENGTH OF
          TIME FROM
           PREMIUM           CDSC
           PAYMENT           CHARGE
          ---------          ---
           1 year            7%
           2 years           6%
           3 years           6%
           4 years           5%
           5 years           4%
           6 years           3%
           7 years           2%
           8 years
           or more           0%

IS THERE AN ANNUAL MAINTENANCE FEE?

Yes. We deduct this $30 fee each year on your Contract Anniversary or when you completely Surrender your annuity, if, on either of those dates, the value of your annuity is less than $50,000.

WHAT CHARGES WILL I PAY ON AN ANNUAL BASIS?


In addition to the Annual Maintenance Fee, you pay two different types of charges each year. The first type of charge is the fee you pay for insurance. This charge is:


    A mortality and expense risk charge that is subtracted daily and is equal to an annual charge of 1.25% of your Contract Value invested in the Funds.

    The second type of charge is the fee you pay for the Funds.


    Currently, fund charges range from 0.401% to 0.863% of the average daily value of the amount you have invested in the fund. See the Annual Operation Expense Table for more complete information and the funds' prospectuses attached to this Prospectus.



    If you elect the Optional Death Benefit, we will deduct an additional charge daily from your Contract Value and is equal to 0.15% per year of your Contract Value invested in the Funds.


CAN I TAKE OUT ANY OF MY MONEY?

You can partially or fully Surrender your Contract subject to a Contingent Deferred Sales Charge (CDSC). You can partially Surrender your Contract without any CDSC applied to the Surrender under the following conditions:

- Surrenders which don't exceed 15% of premium payments per Contract Year (Annual Withdrawal Amount);

- Surrenders made from premium payments invested more than seven years;

- 100% Surrender of earnings after the seventh Contract Year;

- Surrenders under the nursing home waiver (described as Eligible Confinement in the Contract); or

- Surrenders eligible for disability waiver under a group qualified plan.

WILL HARTFORD PAY A DEATH BENEFIT?

Your Contract has a Death Benefit and we offer an Optional Interest Accumulation Death Benefit ("Optional Death Benefit") that you can elect for an additional fee. There is a Death Benefit if the Contract Owner, joint owner or Annuitant, die before we begin to make annuity payments. The Death Benefit will remain invested in the Sub-Accounts according to your last instructions (unless otherwise mutually specified by your Beneficiaries) and will be subject to market fluctuations.

8                                    HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
--------------------------------------------------------------------------------

    IF YOU DO NOT ELECT THE OPTIONAL DEATH BENEFIT, the Death Benefit, which we will calculate as of the date we receive Due Proof of Death, will be the greater of:

1) 100% of the total premium payments you have made to us reduced by any subsequent Surrenders;

2)  The Contract Value of your annuity, or

3)  Your Maximum Anniversary Value, which is described below.

    The Maximum Anniversary Value is based on a series of calculations on Contract Anniversaries, of Contract Values, premium payments and partial Surrenders. We will calculate an Anniversary Value for each Contract Anniversary prior to the deceased's 81st birthday or date of death. The Anniversary Value is equal to the Contract Value as of a Contract Anniversary, increased by the dollar amount of any premium payments made since that anniversary and reduced by the dollar amount of any partial Surrenders since that anniversary. The Maximum Anniversary Value is equal to the greatest Anniversary Value attained from this series of calculations.

    IF YOU ELECT THE OPTIONAL DEATH BENEFIT, the Death Benefit, which we will calculate as of the date we receive Due Proof of Death, will be the greater of:

1) 100% of the total premium payments you have made to us reduced by any subsequent Surrenders;

2)  The Contract Value of your annuity;

3) Your Maximum Anniversary Value, which is the highest Anniversary Value before the deceased's 81st birthday or date of death; or

4)  Your Interest Accumulation Value.

    The INTEREST ACCUMULATION VALUE is calculated by accumulating interest on your premium payments at a rate of 5% per year up to the deceased's 81st birthday or date of death, assuming you have not taken any Surrenders. If you have taken any Surrenders, the 5% will be accumulated on your premium payments, but there will be an adjustment for any of the Surrenders. This adjustment will reduce the Optional Death Benefit proportionally for the Surrenders. The Optional Death Benefit is limited to a maximum of 200% of premium payments, less proportional adjustments for any Surrenders. For examples on how the Optional Death Benefit is calculated see "Appendix II". If you elect the Optional Death Benefit, we will deduct an additional charge daily from your Contract Value equal to .15% of the Sub-Account value.

    SPOUSAL CONTRACT CONTINUATION -- If the Beneficiary is the Contract Owner's spouse, the Contract will continue with the spouse as Contract Owner, unless the spouse elects to receive the Death Benefit as a lump sum payment. If the Contract continues with the spouse as Contract Owner, we will adjust the Contract Value to the amount that we would have paid as the Death Benefit payment, had the spouse elected to receive the Death Benefit as a lump sum payment or as an annuity payment option. This provision will only apply one time for each Contract.

WHAT ANNUITY PAYMENT OPTIONS ARE AVAILABLE?

When you purchase your annuity, you may choose one of the following annuity payment options, or receive a lump sum payment:

    LIFE ANNUITY where we make scheduled payments for the Annuitant's life.

 - Payments under this option stop upon the death of the Annuitant, even if the Annuitant dies after one payment.

    LIFE ANNUITY WITH CASH REFUND where we make payments during the life of the Annuitant and when the Annuitant dies, we pay the remaining value to the Beneficiary. The remaining value is calculated at the time we receive Due Proof of Death by subtracting the annuity payments already made from the Contract Value, less any applicable Premium Taxes, applied to this annuity payment option.

 - This option is only available if you select a variable dollar amount payment with the 5% AIR or fixed dollar amount annuity payments.

    LIFE ANNUITY WITH PAYMENTS FOR A PERIOD CERTAIN where we make payments for the life of the Annuitant but you are at least guaranteed payments for a time period you select which is a minimum of 5 years and a maximum of 100 years minus your annuitant's age.

 - If the Annuitant dies prior to the end of the period selected, we will pay the value of the remaining payments to your Beneficiary, either in a lump sum or we will continue payments until the end of the period selected.

    JOINT AND LAST SURVIVOR ANNUITY where we make payments during the lifetimes of the Annuitant and another designated individual called the Joint Annuitant. At the time of electing this annuity payment option, the Contract Owner may elect reduced payments over the remaining lifetime of the survivor.

 - Payments under this option STOP UPON THE DEATH OF THE ANNUITANT AND JOINT ANNUITANT, even if the Annuitant and Joint Annuitant die after one payment.

    JOINT AND LAST SURVIVOR LIFE ANNUITY WITH PAYMENTS FOR A PERIOD CERTAIN where we make payments during the lifetime of the Annuitant and a Joint Annuitant, and we guarantee that those payments for a time period you select which is a minimum of 5 years and a maximum 100 years minus the younger Annuitant's age. At the time of electing

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY                                    9
--------------------------------------------------------------------------------

this Annuity Option, the Contract Owner may elect reduced payments over the remaining lifetime of the survivor.

 - If the Annuitant and the Joint Annuitant die prior to the end of the period selected, we will pay the value of the remaining payments to your Beneficiary, either in a lump sum or we will continue payments until the end of the period selected.

    PAYMENTS FOR A PERIOD CERTAIN where we agree to make payments for a specified time. The minimum period that you can select is 10 years during the first two Contract Years and 5 years after the second Contract Anniversary. The maximum period that you can select is 100 years minus your Annuitant's age.

 - If you select this option under a variable dollar amount payment, YOU MAY SURRENDER YOUR ANNUITY after annuity payments have started and we will give you the present value of the remaining payments less any applicable Contingent Deferred Sales Charge.

 - If the Annuitant dies prior to the end of the period selected, we will pay the value of the remaining payments to your Beneficiary, either in a lump sum or we will continue payments until the end of the period selected.


    You must begin to take payments before the Annuitant's 90th birthday or the end of the 10th Contract Year, which ever comes later, unless you elect a later date to begin receiving payments subject to the laws and regulations then in effect and our approval. If you do not tell us what annuity payment option you want before that time, we will pay you under the Life Annuity with a 10 year period certain. You and Hartford can agree to start payments at a later date if the laws in effect allow us to defer payment and we agree to allow you to defer. The Annuity Commencement Date in New York may be different. Please consult your Registered Representative or call us.


                           HARTFORD LIFE AND ANNUITY
                               INSURANCE COMPANY


    Hartford Life and Annuity Insurance Company is a stock life insurance company engaged in the business of writing life insurance and annuities, both individual and group, in all states of the United States and the District of Columbia, except New York. On January 1, 1998, Hartford's name changed from ITT Hartford Life and Annuity Insurance Company to Hartford Life and Annuity Insurance Company. We were originally incorporated under the laws of Wisconsin on January 9, 1956, and was subsequently redomiciled to Connecticut. Our offices are located in Simsbury, Connecticut; however, our mailing address is P.O. Box 2999, Hartford, CT 06104-2999. We are ultimately controlled by The Hartford Financial Services Group, Inc., one of the largest financial service providers in the United States.


                               HARTFORD'S RATINGS


                        EFFECTIVE
                          DATE
RATING AGENCY           OF RATING       RATING         BASIS OF RATING
--------------------  -------------     ------     -----------------------
A.M. Best and
Company, Inc........       1/1/99             A+   Financial performance.
                                                   Insurer financial
Standard & Poor's...       6/1/98            AA    strength
Duff & Phelps.......     12/21/98            AA+   Claims paying ability


                              THE SEPARATE ACCOUNT

    The Separate Account is where we set aside and invest the assets of some of our annuity contracts, including this Contract. The Separate Account was established on May 20, 1991 and is registered as a unit investment trust under the Investment Company Act of 1940. This registration does not involve supervision by the Commission of the management or the investment practices of the Separate Account or Hartford. The Separate Account meets the definition of "Separate Account" under federal securities law. This Separate Account holds only assets for variable annuity contracts. The Separate Account:

- Holds assets for the benefit of you and other Contract Owners, and the persons entitled to the payments described in the Contract.

- Is not subject to the liabilities arising out of any other business Hartford may conduct.

- Is not affected by the rate of return of Hartford's General Account or by the investment performance of any of Hartford's other Separate Accounts.

- May be subject to liabilities from a Sub-Account of the Separate Account which holds assets of other variable annuity contracts offered by the Separate Account which are not described in this Prospectus.

- Is credited with income and gains, and takes losses, whether or not realized, from the assets it holds.

    We do not guarantee the investment results of the Separate Account. There is no assurance that the value of your Annuity will equal the total of the payments you make to us.

                                   THE FUNDS


    All of the Funds are sponsored and administered by Hartford Life Insurance Company. HL Investment Advisors, Inc. ("HL Advisors") serves as the investment adviser to each of the Funds. Wellington Management Company, LLP ("Wellington Management") and The Hartford Investment Management Company ("HIMCO") serve as sub-investment advisers and provide day to day investment services.

10                                   HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
--------------------------------------------------------------------------------


    Each Fund, except for the Hartford Global Leaders HLS Fund, the Hartford Growth and Income HLS Fund and the Hartford High Yield HLS Fund, is a separate Maryland corporation registered with the Securities and Exchange Commission as an open-end management investment company. The Hartford Global Leaders HLS Fund, the Hartford Growth and Income HLS Fund and the Hartford High Yield HLS Fund are diversified series of Hartford Series Fund, Inc., a Maryland corporation, also registered with the Securities and Exchange Commission as an open-end management investment company. The shares of each Fund have been divided into Class IA and Class IB. Only Class IA shares are available in this Annuity.


    We do not guarantee the investment results of any of the underlying Funds. Since each underlying Fund has different investment objectives, each is subject to different risks. These risks and the Funds' expenses are more fully described in the accompanying Funds' prospectus and Statement of Additional Information, which may be ordered from us. The Funds' prospectus should be read in conjunction with this Prospectus before investing.

    The Funds may not be available in all states.

    The investment goals of each of the Funds are as follows:

    HARTFORD ADVISERS HLS FUND -- Seeks maximum long-term total rate of return by investing in common stocks and other equity securities, bonds and other debt securities, and money market instruments. Sub-advised by Wellington Management.


    HARTFORD BOND HLS FUND -- Seeks maximum current income consistent with preservation of capital by investing primarily in investment grade fixed-income securities. Up to 20% of the total assets of this Fund may be invested in debt securities rated in the highest category below investment grade ("Ba" by Moody's Investor Services, Inc. or "BB" by Standard & Poor's) or, if unrated, are determined to be of comparable quality by the Fund's investment adviser. Securities rated below investment grade are commonly referred to as "high yield-high risk securities" or "junk bonds." For more information concerning the risks associated with investing in such securities, please refer to the section in the accompanying prospectus for the Funds entitled "Hartford Bond Fund, Inc." Sub-advised by HIMCO.


    HARTFORD CAPITAL APPRECIATION HLS FUND -- Seeks growth of capital by investing in equity securities selected solely on the basis of potential for capital appreciation. Sub-advised by Wellington Management.


    HARTFORD DIVIDEND AND GROWTH HLS FUND -- Seeks a high level of current income consistent with growth of capital by investing primarily in dividend paying equity securities. Sub-advised by Wellington Management.



    HARTFORD GLOBAL LEADERS HLS FUND -- Seeks growth of capital by investing primarily in equity securities issued by U.S. companies and non-U.S. high quality growth companies worldwide that, in the opinion of Wellington Management, are leaders within their respective industries as indicated by an established market presence and strong competitive position on a global, regional or country basis. Sub-advised by Wellington Management.



    HARTFORD HIGH YIELD HLS FUND -- Seeks high current income by investing in non-investment grade fixed-income securities. Growth of capital is a secondary objective. Securities rated below investment grade are commonly referred to as "high yield -- high risk securities" or "junk bonds." For more information concerning the risks associated with investing in such securities, please refer to the section in the accompanying prospectus for the Funds entitled "Hartford High Yield HLS Fund." Sub-advised by HIMCO.



    HARTFORD GROWTH AND INCOME HLS FUND -- Seeks growth of capital and current income by investing primarily in equity securities with earnings growth potential and steady or rising dividends. Sub-advised by Wellington Management.


    HARTFORD INDEX HLS FUND -- Seeks to provide investment results that approximate the price and yield performance of publicly traded common stocks in the aggregate, as represented by the Standard & Poor's 500 Composite Stock Price Index.* Sub-advised by HIMCO.


    HARTFORD INTERNATIONAL ADVISERS HLS FUND -- Seeks maximum long-term total return by investing in a portfolio of equity, debt and money market securities. Securities in which the Fund invests primarily will be denominated in non-U.S. currencies and will be traded in non-U.S. markets. Sub-advised by Wellington Management.


    HARTFORD INTERNATIONAL OPPORTUNITIES HLS FUND -- Seeks growth of capital by investing primarily in equity securities issued by non-U.S. companies. Sub-advised by Wellington Management.


    HARTFORD MIDCAP HLS FUND -- Seeks to achieve long-term capital growth through capital appreciation by investing primarily in equity securities of companies with market capitalizations within the range represented by the Standard and Poor's Mid-Cap 400 Index. Sub-advised by Wellington Management.


    HARTFORD MORTGAGE SECURITIES HLS FUND -- Seeks maximum current income consistent with safety of principal

* "STANDARD & POOR'S," "S&P-REGISTERED TRADEMARK-," "S&P
  500-REGISTERED TRADEMARK-," "STANDARD & POOR'S 500," AND "500" ARE TRADEMARKS OF THE MCGRAW-HILL COMPANIES, INC. AND HAVE BEEN LICENSED FOR USE BY HARTFORD. THE INDEX FUND IS NOT SPONSORED, ENDORSED, SOLD OR PROMOTED BY STANDARD & POOR'S AND STANDARD & POOR'S MAKES NO REPRESENTATION REGARDING THE ADVISABILITY OF INVESTING IN THE INDEX FUND.

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY                                   11
--------------------------------------------------------------------------------

and maintenance of liquidity by investing primarily in mortgage-related securities, including securities issued by the Government National Mortgage Association. Sub-advised by HIMCO.


    HARTFORD SMALL COMPANY HLS FUND -- Seeks growth of capital by investing primarily in equity securities within the range represented by the Russell 2000 Index selected on the basis of potential for capital appreciation. Sub-advised by Wellington Management.


    HARTFORD STOCK HLS FUND -- Seeks long-term growth by investing primarily in equity securities. Sub-advised by Wellington Management.

    HARTFORD MONEY MARKET HLS FUND -- Seeks maximum current income consistent with liquidity and preservation of capital. Sub-advised by HIMCO.


    MIXED AND SHARED FUNDING -- Shares of the Funds are sold to our other Separate Accounts and our insurance company affiliates or other unaffiliated insurance companies to serve as the underlying investment for both variable annuity contracts and variable life insurance contracts, a practice known as "mixed and shared funding." As a result, there is a possibility that a material conflict may arise between the interests of Contract Owners, and of owners of other contracts whose contract values are allocated to one or more of these other Separate Accounts investing in any one of the Funds. In the event of any such material conflicts, we will consider what action may be appropriate, including removing the Fund from the Separate Account or replacing the Fund with another Fund. There are certain risks associated with mixed and shared funding, as disclosed in the funds' prospectus.


    VOTING RIGHTS -- We are the legal owners of all Fund shares held in the Separate Account and we have the right to vote at the Fund's shareholder meetings. To the extent required by federal securities laws or regulations, we will:


- Notify you of any Fund shareholders' meeting if the shares held for your Contract may be voted.



- Send proxy materials and a form of instructions that you can use to tell us how to vote the Fund shares held for your Contract.



- Arrange for the handling and tallying of proxies received from Contract
  Owners.



- Vote all Fund shares attributable to your Contract according to instructions received from you, and



- Vote all Fund shares for which no voting instructions are received in the same proportion as shares for which instructions have been received.



    If any federal securities laws or regulations, or their present interpretation, change to permit us to vote Fund shares on our own, we may decide to do so. You may attend any Shareholder Meeting at which shares held for your Contract may be voted. After we begin to make Annuity Payments to you, the number of votes you have will decrease.


    SUBSTITUTIONS, ADDITIONS, OR DELETIONS OF FUNDS -- We reserve the right, subject to any applicable law, to make certain changes to the Funds offered under your Contract. We may, in our sole discretion, establish new Funds. New Funds will be will be made available to existing Contract Owners as we determined appropriate. We may also close one or more Funds to additional payments or transfers from existing Sub-Accounts.

    We reserve the right to eliminate the shares of any of the Funds for any reason and to substitute shares of another registered investment company for the shares of any Fund already purchased or to be purchased in the future by the Separate Account. To the extent required by the 1940 Act, substitutions of shares attributable to your interest in a Fund will not be made until we have the approval of the Commission and we have notified you of the change.


    In the event of any substitution or change, We may, by appropriate endorsement, make such changes in the Contract as may be necessary or appropriate to reflect such substitution or change. If we decide that it is in the best interest of the Contract Owners, the Separate Account may be operated as a management company under the 1940 Act or any other form permitted by law, may be de-registered under the 1940 Act in the event such registration is no longer required, or may be combined with one or more other Separate Accounts.


                        PERFORMANCE RELATED INFORMATION

    The Separate Account may advertise certain performance-related information concerning the Sub-Accounts. Performance information about a Sub-Account is based on the Sub-Account's past performance only and is no indication of future performance.


    When a Sub-Account advertises its STANDARDIZED TOTAL RETURN, it will usually be calculated for one year, five years, and ten years or some other relevant periods if the Sub-Account has not been in existence for at least ten years. Total return is measured by comparing the value of an investment in the Sub-Account at the beginning of the relevant period to the value of the investment at the end of the period and assumes that the Optional Death Benefit has not been elected.


    The Separate Account may also advertise NON-STANDARD TOTAL RETURNS THAT PRE-DATE THE INCEPTION DATE OF THE SEPARATE ACCOUNT. These non-standardized total returns are calculated by assuming that the Sub-Accounts have been in

12                                   HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
--------------------------------------------------------------------------------

existence for the same periods as the underlying Funds and by taking deductions for charges equal to those currently assessed against the Sub-Accounts. These non-standardized returns must be accompanied by standardized total returns.


    If applicable, the Sub-Accounts may advertise YIELD IN ADDITION TO TOTAL RETURN. The yield will be computed in the following manner: the net investment income per unit earned during a recent one month period, divided by the unit value on the last day of the period. This figure reflects the recurring charges at the Separate Account level including the Annual Maintenance Fee.



    The Money Market Fund Sub-Account may advertise yield and effective yield. The yield of a Sub-Account is based upon the income earned by the Sub-Account over a seven-day period and then annualized; i.e., the income earned in the period is assumed to be earned every seven days over a 52-week period and stated as a percentage of the investment. Effective yield is calculated similarly but when annualized, the income earned by the investment is assumed to be reinvested in Sub-Account units and thus compounded in the course of a 52-week period. Yield and effective yield reflect the recurring charges at the Separate Account level including the Annual Maintenance Fee.



    The Separate Account may also disclose yield for periods prior to the date the Separate Account commenced operations. For periods prior to the date the Separate Account commenced operations, performance information for the Sub-Accounts will be calculated based on the performance of the underlying Funds and the assumption that the Sub-Accounts were in existence for the same periods as those of the underlying Funds, with a level of charges equal to those currently assessed against the Sub-Accounts. No yield disclosure for periods prior to the date of the Separate Account will be used without the yield disclosure for periods as of the date of the inception of the Separate Account.


    We may provide information on various topics to Contract Owners and prospective Contract Owners in advertising, sales literature or other materials. These topics may include the relationship between sectors of the economy and the economy as a whole and its effect on various securities markets, investment strategies and techniques (such as value investing, dollar cost averaging and asset allocation), the advantages and disadvantages of investing in tax-deferred and taxable instruments, customer profiles and hypothetical purchase scenarios, financial management and tax and retirement planning, and other investment alternatives, including comparisons between the Contracts and the characteristics of and market for such alternatives.


                         THE FIXED ACCUMULATION FEATURE



    IMPORTANT INFORMATION YOU SHOULD KNOW: THIS PORTION OF THE CONTRACT RELATING TO THE FIXED ACCUMULATION FEATURES IS NOT REGISTERED UNDER THE SECURITIES ACT OF 1933 ("1933 ACT") AND THE FIXED ACCUMULATION FEATURE ARE NOT REGISTERED AS INVESTMENT COMPANIES UNDER THE INVESTMENT COMPANY ACT OF 1940 ("1940 ACT"). NONE OF THE FIXED ACCUMULATION FEATURES OR ANY OF THEIR INTERESTS ARE SUBJECT TO THE PROVISIONS OR RESTRICTIONS OF THE 1933 ACT OR THE 1940 ACT, AND THE STAFF OF THE SECURITIES AND EXCHANGE COMMISSION HAS NOT REVIEWED THE DISCLOSURE REGARDING THE FIXED ACCUMULATION FEATURES. THE FOLLOWING DISCLOSURE ABOUT THE FIXED ACCUMULATION FEATURES MAY BE SUBJECT TO CERTAIN GENERALLY APPLICABLE PROVISIONS OF THE FEDERAL SECURITIES LAWS REGARDING THE ACCURACY AND COMPLETENESS OF DISCLOSURE.



    Payments and Contract Values allocated to a Fixed Accumulation Feature become a part of our general assets. We invest the assets of the General Account in accordance with applicable law governing the investments of insurance company General Accounts. We have more than one Fixed Accumulation Feature. The standard Fixed Accumulation Feature (the "Fixed Accumulation Feature") and then a number of DCA Program Fixed Accumulation Features, which we collectively refer to as the "Fixed Accumulation Features".



    CURRENTLY, WE GUARANTEE THAT WE WILL CREDIT INTEREST AT A RATE OF NOT LESS THAN 3% PER YEAR, COMPOUNDED ANNUALLY, TO AMOUNTS YOU ALLOCATE TO THE FIXED ACCUMULATION FEATURE. WE RESERVE THE RIGHT, IN OUR SOLE DISCRETION, TO CREDIT INTEREST AT A RATE IN EXCESS OF 3% PER YEAR. YOU ASSUME THE RISK THAT INTEREST CREDITED TO THE FIXED ACCUMULATION FEATURE MAY NOT EXCEED THE MINIMUM GUARANTEE OF 3% FOR ANY GIVEN YEAR.



    We will periodically publish the Fixed Accumulation Feature interest rates currently in effect. There is no specific formula for the determination of interest rates. Some of the factors that we may consider in determining whether to credit excess interest are: general economic trends, rates of return currently available and anticipated on our investments, regulatory and tax requirements and competitive factors. We will account for any deductions, Surrenders or transfers from the Fixed Accumulation Feature on a "first-in", "first-out" basis. For Contracts issued in the State of New York, Fixed Accumulation Feature interest rates may vary from other states.


    From time to time, we may credit increased interest rates to Contract Owners under certain programs established at our sole discretion.


    DOLLAR COST AVERAGING PLUS ("DCA PLUS") PROGRAMS -- These programs will use designated DCA Program Fixed Accumulation Features. Currently, Contract Owners may

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY                                   13
--------------------------------------------------------------------------------


enroll in a special pre-authorized transfer program known as our Dollar Cost Averaging Plus Program (the "Program"). Under this Program, Contract Owners who enroll may allocate a minimum of $5,000 of their payment into the appropriate DCA Program Fixed Accumulation Feature(we may allow a lower minimum premium payment for qualified plan transfers or rollovers, including IRAs) and pre-authorize transfers to any of the Sub-Accounts under either the 6 Month Transfer Program or 12 Month Transfer Program. The 6-Month Transfer Program and the 12-Month Transfer Program will generally have different credited interest rates. Under the 6 Month Transfer Program, the interest rate can accrue up to 6 months and all payments and accrued interest must be transferred from the DCA Program Fixed Accumulation Feature in use to the selected Sub-Accounts in 3 to 6 months. Under the 12-Month Transfer Program, the interest rate can accrue up to 12 months and all payments and accrued interest must be transferred to the selected Sub-Accounts in 7 to 12 months. This will be accomplished by monthly transfers for the period selected and a final transfer of the entire amount remaining in the Program, which will generally be less than the prior monthly transfer amounts.



    The pre-authorized transfers will begin within 15 days after we receive the initial Program payment and complete enrollment instructions. If We do not receive complete Program enrollment instructions within 15 days of receipt of the initial Program payment, the Program will be voided and the entire balance in the Program will be transferred to the Accounts designated by you. If you do not designate an Account, we will transfer any remaining amounts to the Fixed Accumulation Feature and you will receive the Fixed Accumulation Feature's current effective interest rate. Any subsequent payments we receive within the Program period selected will be allocated to the Sub-Accounts over the remainder of that Program transfer period, unless otherwise directed by You.



    You may only have one dollar cost averaging program in place at one time, this means one standard dollar cost averaging plan or one Dollar Cost Averaging Plus Program.



    You may elect to terminate the pre-authorized transfers by calling or writing us of your intent to cancel enrollment in the Program. Upon cancellation of enrollment in the Program, you will no longer receive the increased interest rate and unless we receive instructions to the contrary, the amounts remaining in the DCA Program Fixed Accumulation Feature may be transferred to the Fixed Accumulation Feature and accrue the interest rate currently in effect.



    Transfers made under a Dollar Cost Averaging Program do not count towards the twelve transfers each Contract Year that we allow without charge and are not subject to our rule that prohibits any two transfers from occurring on Consecutive Valuation Days.



    We reserve the right to discontinue, modify or amend the Program or any other interest rate program established by Hartford. Any change to the Program will not affect Contract Owners currently enrolled in the Program. This Program may not be available in all states; please contact us to determine if it is available in your state.


                                  THE CONTRACT

    THE CONTRACT OFFERED -- The Contracts are individual or group tax-deferred variable annuity contracts. They are designed for retirement planning purposes and may be purchased by any individual, group or trust, including; (a) any trustee or custodian for a retirement plan qualified under Sections 401(a), or 403(a) of the Internal Revenue Code (which includes Section 401(k)); (b) annuity purchase plans adopted by public school systems and certain tax-exempt organizations according to Section 403(b) of the Code; (c) Individual Retirement Annuities adopted according to Section 408 of the Code; (d) employee pension plans established for employees by a state, a political subdivision of a state, or an agency or instrumentality of either a state or a political subdivision of a state, and (e) certain eligible deferred compensation plans as defined in
Section 457 of the Code ("Qualified Contracts").

    PURCHASING A CONTRACT -- A prospective Contract Owner may purchase a Contract by completing and submitting an application or an order request along with an initial premium payment to the Administrative Office of the Company. The maximum age for Annuitant, Owner and Joint Owner on the Contract Issue Date is
85. Generally, the minimum premium payment is $1,000. The minimum subsequent premium payment is $500. Certain plans may be allowed to make smaller periodic premium payments. Unless we give our prior approval, we will not accept a premium payment in excess of $1,000,000. Each premium payment, which is your premium payment after the deduction of any applicable Premium Taxes, may be split among the various Accounts subject to minimum amounts then in effect. We will send you a confirmation notice upon receipt and acceptance of your premium payment.

    RIGHT TO EXAMINE THE CONTRACT -- If you are not satisfied with your purchase, you may cancel the Contract by returning it within 10 days (or longer in some states) after you receive it. You must send a written request for cancellation along with the Contract. We will, without deduction for any CDSC normally assessed, pay you an amount equal to the Contract Value. YOU BEAR THE INVESTMENT RISK DURING THE PERIOD PRIOR TO OUR RECEIPT OF YOUR REQUEST FOR CANCELLATION. We will refund the premium paid only for Individual Retirement Annuities, if returned within seven days of receipt, and in those states where required by law.

    CREDITING AND VALUATION -- Your premium payment, which is the balance remaining after the deduction of any
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14                                   HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
--------------------------------------------------------------------------------

Premium Tax, is credited to your Contract within two business days of receipt by us at our Administrative Office of a properly completed application or an order to purchase a Contract and the premium payment. The payment will be credited to the Accounts according to the instructions we receive from you.

    If your application or other information is incomplete when received, your payment will be credited to the Accounts within five business days of receipt of complete information. If the payment is not credited within five business days, it will be immediately returned to you unless you have been informed of the delay and tell us not to return it.

    Subsequent premium payments are priced on the Valuation Day we receive the payment in our Administrative Office, provided it is received before the New York Stock Exchange closes. Unless otherwise specified, We will allocate any subsequent payments to Accounts according to your most recent instructions.

                      CONTRACT VALUE -- BEFORE THE ANNUITY
                               COMMENCEMENT DATE


    Your Contract Value reflects interest rate credited any amounts allocated to the Fixed Accumulation Features and the investment performance of the Sub-Accounts where you have payments allocated.


    SUB-ACCOUNT VALUES -- Your Sub-Account Values on the date we issue your Contract is the amount of your premium payment allocated to any Sub-Account. After that, we determine your Sub-Account value by determining the Accumulation Unit value for each Sub-Account, and then multiplying that value by the number of those units. Sub-Account Value reflects any variation of the interest income, dividends, net capital gains or losses, realized or unrealized, and any amounts transferred into or out of that Sub-Account.


    ACCUMULATION UNITS -- When Premium Payments are credited to your Sub-Accounts, they are converted into accumulation Units by dividing the amount of your Premium Payments, minus any Premium Taxes, by the Accumulation Unit Value for that day. The more Premium Payments you put into your Contract, the more Accumulation Units you will own. You decrease the number of Accumulation Units you have by requesting Surrenders, transferring money out of an Account, settling a Death Benefit claim or by annuitizing your Contract.


    ACCUMULATION UNIT VALUE -- The Accumulation Unit value for each Sub-Account was arbitrarily set initially at $1 when the Sub-Account began operations. After that, the Accumulation Unit value for each Sub-Account will equal (a) the Accumulation Unit value at the end of the preceding Valuation Day multiplied by
(b) the Net Investment Factor (see the definition below) for the Valuation Day for which the Accumulation Unit value is being calculated.

    You will be advised, at least semiannually, of the number of Accumulation Units credited to each Sub-Account, the current Accumulation Unit values, and the total value of your Contract.

    THE NET INVESTMENT FACTOR (BEFORE AND AFTER THE ANNUITY COMMENCEMENT
DATE) -- The Net Investment Factor is an index applied to measure the investment performance of a Sub-Account from one Valuation Period to the next. For each Sub-Account, the Net Investment Factor reflects the investment performance of the Fund in which that Sub-Account invests and the charges assessed against that Sub-Account for a Valuation Period. The Net Investment Factor is calculated by dividing (a) by (b) and subtracting (c) from the result, where:

(a) Is the Net Asset Value of the Fund held in that Sub-Account, determined at the end of the current Valuation Period (plus the per share amount of any dividends or capital gains distributions made by that Fund);

(b) Is the Net Asset Value of the Fund held in the Sub-Account, determined at the beginning of the Valuation Period;

(c) Is a daily factor representing the mortality and expense risk charge and any optional charges deducted from the Sub-Account, adjusted for the number of days in the Valuation Period.

                   CONTRACT VALUE TRANSFERS BEFORE AND AFTER
                         THE ANNUITY COMMENCEMENT DATE


    You may transfer your Contract Values from one or more Accounts to another Account free of charge. WE RESERVE THE RIGHT TO LIMIT THE NUMBER OF TRANSFERS TO 12 PER CONTRACT YEAR, WITH NO 2 TRANSFERS OCCURRING ON CONSECUTIVE VALUATION DAYS. Transfers by telephone may be made by you or by your attorney-in-fact pursuant to a power of attorney by calling us at 1-800-862-6668 or by the agent of record by calling 1-800-862-7155 . Telephone transfers may not be permitted by some states. There may be limitations on transfers to and from the Fixed Accumulation Features that are described in your Contract. Some states may allow us to limit the dollar amount transferred.


    We, or our agents and affiliates will not be responsible for losses resulting from acting upon telephone requests reasonably believed to be genuine. We will employ reasonable procedures to confirm that instructions communicated by telephone are genuine. The procedure we follow for transactions initiated by telephone include requirements that callers provide certain information for identification purposes. All transfer instructions by telephone are tape-recorded.

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY                                   15
--------------------------------------------------------------------------------

    We may permit you to pre-authorize transfers under certain circumstances. Transfers between the Accounts may be made both before and after the Annuity Commencement Date. Generally, the minimum allocation to any Sub-Account may not be less than $500. All percentage (%) allocations must be in whole numbers (e.g., 1%). No minimum balance is presently required in any Account.

    IT IS YOUR RESPONSIBILITY TO VERIFY THE ACCURACY OF ALL CONFIRMATIONS OF TRANSFERS AND TO PROMPTLY ADVISE US IN OUR ADMINISTRATIVE OFFICES OF ANY INACCURACIES WITHIN 30 DAYS OF THE DATE YOU RECEIVE YOUR CONFIRMATION.

    The right to reallocate Contract Values is subject to modification if we determine, in our sole opinion, that the exercise of that right by one or more Contract Owners is, or would be, to the disadvantage of other Contract Owners. Any modification could be applied to transfers to or from some or all of the Accounts and could include, but not be limited to, the requirement of a minimum time period between each transfer, not accepting transfer requests of an agent acting under a power of attorney on behalf of more than one Contract Owner, or limiting the dollar amount that may be transferred between the Sub-Accounts by you at any one time. SUCH RESTRICTIONS MAY BE APPLIED IN ANY MANNER REASONABLY DESIGNED TO PREVENT ANY USE OF THE TRANSFER RIGHT WHICH WE CONSIDER TO BE TO THE DISADVANTAGE OF OTHER CONTRACT OWNERS.


    For Contracts issued in THE STATES OF FLORIDA, MARYLAND OR OREGON, the reservation of rights set forth in the preceding paragraph is limited to: (i) requiring up to a maximum of 10 Valuation Days between each transfer; (ii) limiting the amount to be transferred on any one Valuation Day to no more than $2 million; and (iii) upon 30 days prior written notice, to only accepting transfer instructions from you and not from your representative, agent or person acting under a power of attorney for you.


    Currently, we will not accept instructions from agents acting under a power of attorney of multiple Contract Owners whose Accounts aggregate more than $2 million, unless the agent has entered into a third party transfer services agreement with us.


    Transfers made under a Dollar Cost Averaging Program do not count towards the twelve transfers each Contract Year that we allow without charge and are not subject to our rule that prohibits any two transfers from occurring on Consecutive Valuation Days.


                                   SURRENDERS

    Contract Owners should consult their tax adviser regarding the tax consequences of a Surrender.

 - A Surrender made before age 59 1/2 may result in adverse tax consequences, including a penalty tax of 10% of the taxable portion of the Surrender Value. (See "Federal Tax Considerations").

    PAYMENT OF SURRENDER AMOUNTS -- Payment of any request for a full or partial Surrender from the Accounts will be made as soon as possible and in any event no later than seven days after we receive the request at our Administrative Office.

    There may be postponement in the payment of Surrender Amounts whenever (a) the New York Stock Exchange is closed; (b) trading on the New York Stock Exchange is restricted as determined by the Commission; (c) the Commission permits postponement and so orders; or (d) the Commission determines that an emergency exists making valuation of the amounts or disposal of securities not reasonably practicable.

    FULL SURRENDERS PRIOR TO THE ANNUITY COMMENCEMENT DATE -- At any time prior to the Annuity Commencement Date, you have the right to fully Surrender the Contract. In such event, the Surrender Value of the Contract may be taken in the form of a lump sum cash payment.

    The Surrender Value of the Contract is equal to the Contract Value less any Premium Taxes, the Annual Maintenance Fee and any Contingent Deferred Sales Charge, if applicable. The Surrender Value may be more or less than the amount of the payments made to your Contract.

    PARTIAL SURRENDERS PRIOR TO THE ANNUITY COMMENCEMENT DATE -- You may make a partial Surrender of your Contract Value at any time prior to the Annuity Commencement Date so long as the amount Surrendered is at least equal to our minimum amount rules then in effect. Additionally, if the remaining Contract Value following a Surrender is less than $500, we may terminate the Contract and pay the Surrender Value. For Contracts issued in TEXAS, the Contract will not be terminated when the remaining Contract Value after a Surrender is less than $500 unless there were no payments made during the previous 2 Contract Years.

    WHEN REQUESTING A PARTIAL SURRENDER, YOU SHOULD SPECIFY THE ACCOUNT(S) FROM WHICH THE PARTIAL SURRENDER WILL BE TAKEN; OTHERWISE, THE SURRENDER WILL BE TAKEN ON A PRO RATA BASIS ACCORDING TO THE VALUE IN EACH ACTIVE ACCOUNT.

    We may permit you to pre-authorize partial Surrenders subject to certain limitations then in effect. We permit partial Surrenders by telephone subject to dollar amount limitations in effect at the time you request the Surrender. To request partial Surrenders by telephone, you must have completed and returned to us a Telephone Redemption Program Enrollment Form authorizing telephone Surrenders. If there are joint Contract Owners, both must authorize us to accept telephone instructions and agree that We may accept telephone instructions for partial Surrenders from either Contract Owner. Partial Surrender requests will

16                                   HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
--------------------------------------------------------------------------------

not be honored until we receive all required documents in proper form.

    Telephone authorization will remain valid until (a) we receive written notice of revocation by you, or, in the case of joint Contract Owners, written notice from either Contract Owner; (b) we discontinue the privilege; or (c) we have reason to believe that you have entered into a market timing agreement with an investment adviser and/or broker/ dealer.

    We may record any telephone calls to verify data concerning transactions and may adopt other procedures to confirm that telephone instructions are genuine. We will not be liable for losses or expenses arising out of telephone instructions reasonably believed to be genuine.

    In order to obtain that day's unit values on Surrender, We must receive telephone Surrender instructions prior to the close of trading on the New York Stock Exchange (generally 4:00 p.m.).

    We may modify, suspend, or terminate telephone transaction privileges at any time.

    SURRENDERS AFTER THE ANNUITY COMMENCEMENT DATE -- You may fully Surrender your Contract on or after the Annuity Commencement Date if you elect the Payment For a Period Certain Settlement Option. We pay you the commuted value that is equal to the present value of the remaining payments we are scheduled to make less any applicable Contingent Deferred Sales Charge. The commuted value is determined as of the date we receive your written request for Surrender at our Administrative Office.


    Partial Surrenders are permitted after the Annuity Commencement Date if you elect the Payments for a Period Certain Settlement Option, but check with your tax adviser because there may be adverse tax consequences.

    IMPORTANT TAX INFORMATION -- THERE ARE CERTAIN RESTRICTIONS ON SECTION 403(B) TAX-SHELTERED ANNUITIES. AS OF DECEMBER 31, 1988, ALL SECTION 403(B) ANNUITIES HAVE LIMITS ON FULL AND PARTIAL SURRENDERS. CONTRIBUTIONS TO THE CONTRACT MADE AFTER DECEMBER 31, 1988 AND ANY INCREASES IN CASH VALUE AFTER DECEMBER 31, 1988 MAY NOT BE DISTRIBUTED UNLESS THE CONTRACT OWNER/EMPLOYEE HAS
A) ATTAINED AGE 59 1/2, B) SEPARATED FROM SERVICE, C) DIED, D) BECOME DISABLED OR E) EXPERIENCED FINANCIAL HARDSHIP (CASH VALUE INCREASES MAY NOT BE DISTRIBUTED FOR HARDSHIPS PRIOR TO AGE 59 1/2). DISTRIBUTIONS PRIOR TO AGE
59 1/2 DUE TO FINANCIAL HARDSHIP OR SEPARATION FROM SERVICE MAY STILL BE SUBJECT TO A PENALTY TAX OF 10%. WE WILL NOT ASSUME ANY RESPONSIBILITY FOR DETERMINING WHETHER A SURRENDER IS PERMISSIBLE, WITH OR WITHOUT TAX PENALTY, IN ANY PARTICULAR SITUATION; OR IN MONITORING SURRENDER REQUESTS REGARDING PRE OR POST JANUARY 1, 1989 CONTRACT VALUES. ANY FULL OR PARTIAL SURRENDER DESCRIBED ABOVE MAY AFFECT THE CONTINUING TAX-QUALIFIED STATUS OF SOME CONTRACTS OR PLANS AND MAY RESULT IN ADVERSE TAX CONSEQUENCES TO THE CONTRACT OWNER. THE CONTRACT OWNER, THEREFORE, SHOULD CONSULT WITH A TAX ADVISER BEFORE UNDERTAKING ANY SUCH SURRENDER. (SEE "FEDERAL TAX CONSIDERATIONS").

                                CONTRACT CHARGES

CONTINGENT DEFERRED SALES CHARGE ("CDSC")

The CDSC covers expenses relating to the sale and distribution of the Contracts, including commissions paid to distributing organizations and the cost of preparing sales literature and other promotional activities.

    We assess a CDSC when you request a full or partial Surrender. The percentage of the CDSC is based on how long each premium payment has been in the Contract. Each premium payment has its own CDSC schedule. Premium payments are Surrendered in the order that they were received. The longer you leave your premium payment in the Contract, the lower the CDSC will be when you Surrender.

    The CDSC is a percentage of the amount Surrendered (not to exceed the total amount of the premium payments made) and equals:

          LENGTH OF
          TIME FROM
           PREMIUM           CDSC
           PAYMENT           CHARGE
          ---------          ---
           1 year            7%
           2 years           6%
           3 years           6%
           4 years           5%
           5 years           4%
           6 years           3%
           7 years           2%
           8 years
           or more           0%

PAYMENTS NOT SUBJECT TO CDSC


    ANNUAL WITHDRAWAL AMOUNT -- During the first seven Contract years, you may make a partial Surrender of Contract Values of up to 15% of the premium payments each Contract Year on a non-cumulative basis, as determined on the date of the requested Surrender, without the application of the CDSC. After the seventh Contract Year, you may make a partial Surrender each Contract Year of 15% of premium payments made during the seven years prior to the Surrender and 100% of the Contract Value less the premium payments made during the seven years prior to the Surrender. These amounts are different for group Unallocated Contracts and Contracts issued to a Chartiable Remainder Trust.


    EXTENDED SURRENDER PRIVILEGE -- This privilege allows Annuitants who attain age 70 1/2 with a Contract held under an Individual Retirement Account or 403(b) plan to Surrender an amount equal to the required minimum distribution for the stated Contract without incurring any CDSC.

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY                                   17
--------------------------------------------------------------------------------

WAIVERS OF CDSC

    CONFINEMENT IN A NURSING HOME, HOSPITAL OR LONG TERM CARE FACILITY (DESCRIBED AS ELIGIBLE CONFINEMENT IN THE CONTRACT) -- We will waive any CDSC applicable to a partial or full Surrender if the Annuitant, Contract Owner or joint annuitant is confined, at the recommendation of a physician for medically necessary reasons, for at least 180 calendar days to: a hospital recognized as a general hospital by the proper authority of the state in which it is located; or a hospital recognized as a general hospital by the Joint Commission on the Accreditation of Hospitals; or a facility certified as a hospital or long-term care facility; or a nursing home licensed by the state in which it is located and offers the services of a registered nurse 24 hours a day.

    The Annuitant, Contract Owner or joint annuitant cannot be confined at the time the Contract is purchased in order to receive this waiver and the Contract Owner(s) must have been the Contract Owner(s) continuously since the Contract issue date. You must provide written proof of confinement satisfactory to Hartford and you must request the partial or full Surrender within 91 calendar days of the last day of confinement.

    This waiver may not be available in all states. Please contact your registered representative or contact Us to determine availability.

    DEATH OF THE ANNUITANT OR CONTRACT OWNER OR PAYMENTS UNDER AN ANNUITY
OPTION -- No CDSC otherwise applicable will be assessed in the event of death of the Annuitant, death of the Contract Owner or if payments are made under an Annuity option (other than a Surrender of variable payments for a Period Certain Annuity option) provided for under the Contract.

    OTHER PLANS OR PROGRAMS -- Certain plans or programs established by us from time to time may have different Surrender privileges.

    MORTALITY AND EXPENSE RISK CHARGE -- For assuming risks under the Contract, We deduct a daily charge at the rate of 1.25% per year against all Contract Values held in the Accounts during the life of the Contract. Although variable annuity payments made under the Contracts will vary in accordance with the investment performance of the underlying Fund shares held in the Sub-Account(s), the payments will not be affected by (a) our actual mortality experience among Annuitants before or after the Annuity Commencement Date or (b) our actual expenses, if greater than the deductions provided for in the Contracts because of the expense and mortality undertakings by us.

    There are two types of mortality risks: those made during the accumulation or deferral phase and those made during the annuity payout phase. The mortality risk we take in the accumulation phase is that we may experience a loss resulting from the assumption of the mortality risk relative to the death benefit in event of the death of an Annuitant or Contract Owner before commencement of Annuity payments, in periods of declining value. The mortality risk we take during the annuity payout phase is to make monthly Annuity payments (determined in accordance with the 1983a Individual Annuity Mortality Table and other provisions contained in the Contract) to Annuitants regardless of how long an Annuitant may live, and regardless of how long all Annuitants as a group may live. These mortality undertakings are based on our determination of expected mortality rates among all Annuitants. If actual experience among Annuitants during the Annuity payment period deviates from our actuarial determination of expected mortality rates among Annuitants because, as a group, their longevity is longer than anticipated, we must provide amounts from our general funds to fulfill our contractual obligations. We will bear the loss in such a situation.

    During the accumulation phase, we also provide an expense undertaking. We assume the risk that the Annual Maintenance Fee for maintaining the Contracts prior to the Annuity Commencement Date may be insufficient to cover the actual cost of providing such items.

    ANNUAL MAINTENANCE FEE -- Each year, on each Contract Anniversary on or before the Annuity Commencement Date, we will deduct an Annual Maintenance Fee, if applicable, from Contract Values to reimburse us for expenses relating to the maintenance of the Contract and Accounts. If during a Contract Year the Contract is Surrendered for its full value, we will deduct the Annual Maintenance Fee at the time of such Surrender. The fee is a flat fee that will be due in the full amount regardless of the time of the Contract Year that Contract Values are Surrendered. The Annual Maintenance Fee is $30 per Contract Year for Contracts with less than $50,000 Contract Value on the Contract Anniversary. Fees will be deducted on a pro rata basis according to the value in each Account under a Contract.

    WAIVERS OF THE ANNUAL MAINTENANCE FEE -- Annual Maintenance Fees are waived for Contracts with Contract Value equal to or greater than $50,000. In addition, we will waive one Annual Maintenance Fee for Contract Owners who own one or more Contracts with a combined Contract Value of $50,000 up to $100,000. If you have multiple Contracts with a combined Contract Value of $100,000 or greater, we will waive the Annual Maintenance Fee on all Contracts. However, we reserve the right to limit the number of Annual Maintenance Fee waivers to a total of six Contracts. We reserve the right to waive the Annual Maintenance Fee under other conditions.

    PREMIUM TAXES -- Charges are also deducted for Premium Tax, if applicable, imposed by state or other governmental entity. Certain states impose a Premium Tax, currently ranging up to 3.5%. Some states assess the tax at the time purchase payments are made; others assess the tax at the time of annuitization. We will pay Premium Taxes at

18                                   HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
--------------------------------------------------------------------------------


the time imposed under applicable law. At our sole discretion, we may deduct Premium Taxes at the time we pay such taxes to the applicable taxing authorities, at the time the Contract is Surrendered, at the time a death benefit is paid, or at the time the Contract annuitizes.



    OPTIONAL DEATH BENEFIT FEE -- If you elect the Optional Death Benefit, we will deduct daily from your Contract Value an additional charge which equals
 .15% per year of the Sub-Account value.


    EXCEPTIONS TO CHARGES UNDER THE CONTRACT -- We may offer, at our discretion, reduced fees and charges including, but not limited to, CDSC, the mortality and expense risk charge, administration charges, optional charges and the Annual Maintenance Fee for certain sales (including employer sponsored savings plans) under circumstances which may result in savings of certain costs and expenses. Reductions in these fees and charges will not be unfairly discriminatory against any Contract Owner.

                                 DEATH BENEFITS

DEATH BEFORE THE ANNUITY COMMENCEMENT DATE

    DETERMINATION OF THE BENEFICIARY -- If the Contract Owner or the Annuitant dies before the Annuity Commencement Date, we will pay a Death Benefit to the Beneficiary.

- IF THE CONTRACT OWNER DIES before the Annuity Commencement Date, any surviving joint Contract Owner becomes the Beneficiary. If there is no surviving joint Contract Owner, the designated Beneficiary will be the Beneficiary. If the Contract Owner's spouse is the sole Beneficiary, the spouse may elect, in lieu of receiving the Contract Value, to be treated as the Contract Owner. If the Annuitant is not living and there is no Contingent Annuitant, the spouse will be presumed to be the Contingent Annuitant. If no Beneficiary designation is in effect or if the Beneficiary has predeceased the Contract Owner, the Contract Owner's estate will be the Beneficiary.

- IF THE ANNUITANT DIES before the Annuity Commencement Date, the Contingent Annuitant will become the Annuitant. If either (a) there is no Contingent Annuitant, (b) the Contingent Annuitant predeceases the Annuitant, or (c) if any sole Contract Owner dies before the Annuity Commencement Date, the Beneficiary, as determined under the Contract control provisions, will receive the Death Benefit. However, if the Annuitant dies prior to the Annuity Commencement Date and the Contract Owner is living, the Contract Owner shall be the Beneficiary. In that case, the rights of any designated Beneficiary shall be void.

DETERMINATION OF THE DEATH BENEFIT

    IF YOU DID NOT ELECT THE OPTIONAL DEATH BENEFIT, Your Death Benefit, which we will calculate as of the date we receive Due Proof of Death, will be calculated as follows:

    If the deceased HAD NOT REACHED THEIR 81ST BIRTHDAY, the Death Benefit is the greater of:

1) 100% of the total premium payments made to the Contract, reduced by any subsequent Surrenders, or

2)  The Contract Value of your annuity, or

3)  Your Maximum Anniversary Value, which is described below.

    The Maximum Anniversary Value is based on a series of calculations on Contract Anniversaries of Contract Values, premium payments and partial Surrenders. We will calculate an Anniversary Value for each Contract Anniversary prior to the deceased's 81st birthday or date of death. The Anniversary Value is equal to the Contract Value as of a Contract Anniversary, increased by the dollar amount of any premium payments made since that anniversary and reduced by the dollar amount of any partial Surrenders since that anniversary. The Maximum Anniversary Value is equal to the greatest Anniversary Value attained from this series of calculations.

    IF THE DECEASED REACHED THEIR 81ST BIRTHDAY, then the Death Benefit is the greater of:

1) 100% of the total premium payments made to us, reduced by any subsequent Surrenders, or

2)  The Contract Value of your annuity, or

3)  The Maximum Anniversary Value.

    IF YOU DID ELECT THE OPTIONAL DEATH BENEFIT, the Death Benefit, which we will calculate as of the date we receive Due Proof of Death, will be the greater of:

1) 100% of the total premium payments made to us, reduced by any subsequent Surrenders;

2)  The Contract Value of your annuity;

3)  The Maximum Anniversary Value; or

4)  The Interest Accumulation Value, which is described below.

    The Interest Accumulation Value is calculated by accumulating interest on your premium payments at a rate of 5% per year up to the deceased's 81st birthday or date of death, assuming you have not taken any Surrenders. If you have taken any Surrenders, the 5% will be accumulated on your premium payments, but there will be an adjustment for any of the Surrenders. This adjustment will reduce the Optional Death Benefit proportionally for the Surrenders. We stop compounding interest on the deceased's 81st birthday or date of death. After that date, the Interest

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY                                   19
--------------------------------------------------------------------------------

Accumulation Value will be adjusted by adding any subsequent payments and subtracting proportional adjustments for any partial Surrenders. The Optional Death Benefit is limited to a maximum of 200% of premium payments, less proportional adjustments for any Surrenders. For examples on how the Optional Death Benefit is calculated see "Appendix II".

    SPOUSAL CONTRACT CONTINUATION -- If the Death Benefit beneficiary is the Contract Owner's spouse, the Contract will continue with the spouse as Contract Owner, unless the spouse elects to receive the Death Benefit as a lump sum payment or as an annuity payment option. If the Contract continues with the spouse as Contract Owner, we will adjust the Contract Value to the amount that we would have paid as the Death Benefit payment, had the spouse elected to receive the Death Benefit as a lump sum payment. This provision will only apply one time for each Contract.

    CALCULATION OF THE DEATH BENEFIT -- If the Contract Owner or Annuitant dies before the Annuity Commencement Date and a Death Benefit is payable to the Beneficiary, the Death Benefit will be calculated as of the date we receive written notification of Due Proof of Death. THE DEATH BENEFIT REMAINS INVESTED IN THE SEPARATE ACCOUNT ACCORDING TO YOUR LAST INSTRUCTIONS UNTIL THE PROCEEDS ARE PAID OR WE RECEIVE NEW SETTLEMENT INSTRUCTIONS FROM THE BENEFICIARY. DURING THE TIME PERIOD BETWEEN OUR RECEIPT OF WRITTEN NOTIFICATION OF DUE PROOF OF DEATH AND OUR RECEIPT OF THE COMPLETE SETTLEMENT INSTRUCTIONS, THE CALCULATED DEATH BENEFIT WILL BE SUBJECT TO MARKET FLUCTUATIONS. UPON RECEIPT OF COMPLETE SETTLEMENT INSTRUCTIONS, WE WILL CALCULATE THE PAYABLE AMOUNT.

    Any Annuity payments made on or after the date of death, but before receipt of written notification of Due Proof of Death will be recovered by us from the Payee.

DEATH ON OR AFTER THE ANNUITY COMMENCEMENT DATE

If, on or after the Annuity Commencement Date, the Contract Owner dies and the Annuitant is living, the Beneficiary becomes the Contract Owner. If the Annuitant dies and the Contract Owner is living, the Contract Owner becomes the Beneficiary.

    If the Annuitant dies on or after the Annuity Commencement Date, a Death Benefit may be paid or payments may continue under the following annuity payment options:

x  Life Annuity with Cash Refund

x  Life Annuity with payments for a Period Certain

x  Joint and Last Survivor Life Annuity with payments for a Period Certain and

x  payments for a Period Certain.


    Proceeds from the Death Benefit may be left with us for at least 5 years from the date of the Contract Owner's death if the death occurs prior to the Annuity Commencement Date. These proceeds will remain in the Account(s) to which they were allocated at the time of death unless the Beneficiary elects to reallocate them. Full or partial Surrenders may be made at any time. In the event of a complete Surrender, the remaining value will equal the Contract Value of the proceeds left with us, minus any partial Surrenders. This option may not be available under certain Contracts issued in connection with Qualified Plans.


                             SETTLEMENT PROVISIONS

    You select an Annuity Commencement Date which will not be deferred beyond the Valuation Day immediately following the later of the Annuitant's 90th birthday or the end of the tenth Contract Year. You may elect a later Annuity Commencement Date if we allow and subject to the laws and regulations then in effect. If the Contract is sold as part of a Charitable Remainder Trust, the Annuity Commencement Date may be deferred to the Annuitant's 100th birthday. The Annuity Commencement Date may be changed from time to time, but ANY CHANGE MUST BE WITHIN 30 DAYS PRIOR TO THE DATE ON WHICH ANNUITY PAYMENTS ARE SCHEDULED TO BEGIN.

    You also elect in writing an annuity payment option, which may be any of the options described below or any annuity payment option then being offered by us. The annuity payment option may not be changed on or after the Annuity Commencement Date. The Contract contains the six annuity payment options described below and the Annuity Proceeds Settlement Option.

    For Qualified Contracts, the following annuity payment options are only available if the guaranteed payment period is less than the life expectancy of the Annuitant at the time the option becomes effective. The Annuity Proceeds Settlement option is available for Qualified Contracts only if the guaranteed payment period is less than the life expectancy of the Beneficiary at the time the option becomes effective. Such life expectancies are computed on the basis of the mortality table prescribed by the IRS, or if none is prescribed, the mortality table in use by us. If you do not elect otherwise, fixed dollar amount annuity payments will begin automatically on the Annuity Commencement Date, under the Life Annuity Payment Option.


    For Non-Qualified Contracts, if you do not elect otherwise, fixed dollar amount annuity payments will automatically begin on the Annuity Commencement Date under the annuity payment option Life Annuity with payments for a Period Certain of 10 years. For Qualified Contracts and Contracts issued in Texas, if you do not elect otherwise, fixed dollar amount annuity payments will begin automatically on the Annuity Commencement Date, under the Life Annuity Payment Option.

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20                                   HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
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    With the exception of the option Payments for a Period Certain, if the variable dollar amount payment is selected, no Surrenders are permitted after annuity payments begin.

ANNUITY PAYMENT OPTIONS

    OPTION 1 -- LIFE ANNUITY where we make Annuity payments for as long as the Annuitant lives.

 - Payments under this option STOP UPON THE DEATH OF THE ANNUITANT, even if the Annuitant dies after one payment.

    OPTION 2 -- LIFE ANNUITY WITH CASH REFUND where we make payments during the life of the Annuitant and when the Annuitant dies, we pay the remaining value to the Beneficiary. The remaining value is calculated at the time we receive Due Proof of Death by subtracting the annuity payments already made from the Contract Value less any applicable Premium Taxes applied to this annuity payment option.

 - This option is only available if you select payments using a VARIABLE DOLLAR AMOUNT PAYMENT OPTION WITH THE 5% AIR OR FIXED DOLLAR AMOUNT ANNUITY PAYMENTS.

    OPTION 3 -- LIFE ANNUITY WITH PAYMENTS FOR A PERIOD CERTAIN where we make payments to you for the life of the Annuitant but you are at least guaranteed payments for a time period you select which is a minimum of 5 years and a maximum of 100 years minus your Annuitant's age.

 - If the Annuitant dies prior to the end of the period selected, we will pay your Beneficiary the present value of the remaining payments, either in a lump sum payment or we will continue payments until the end of the period selected.

    OPTION 4 -- JOINT AND LAST SURVIVOR ANNUITY where we make payments during the lifetimes of the Annuitant and another designated individual called the Joint Annuitant. At the time of electing this Annuity Option, the Contract Owner may elect reduced payments over the remaining lifetime of the survivor.

 - Payments under this option STOP UPON THE DEATH OF THE ANNUITANT AND JOINT ANNUITANT, even if the Annuitant and Joint Annuitant die after one payment.

    OPTION 5 -- JOINT AND LAST SURVIVOR LIFE ANNUITY WITH PAYMENTS FOR A PERIOD CERTAIN where we make payments during the lifetime of the Annuitant and a Joint Annuitant, and we guarantee that those payments for a time period you select which is not less than 5 years and no more than 100 years minus the younger Annuitant's age. At the time of electing this Annuity Option, the Contract Owner may elect reduced payments over the remaining lifetime of the survivor.

 - If the Annuitant and Joint Annuity die prior to the end of the period selected, we will pay your Beneficiary the present value of the remaining payments, either in a lump sum payment or We will continue payments until the end of the period selected.

    OPTION 6 -- PAYMENTS FOR A PERIOD CERTAIN where we agree to make payments for a specified time. The minimum period that you can select is 10 years during the first two Contract years and 5 years after the second Contract Anniversary. The maximum period that you can select is 100 years minus your Annuitant's age.

 - If you select this option under a variable dollar amount payment, YOU MAY SURRENDER YOUR ANNUITY after annuity payments have started and we will give you the present value of the remaining payments less any applicable Contingent Deferred Sales Charge.


 - If the Annuitant dies prior to the end of the period selected, we will pay your Beneficiary the present value of the remaining payments, either in a lump sum payment or we will continue payments until the end of the period selected.


    WE MAY OFFER OTHER ANNUITY PAYMENT OPTIONS FROM TIME TO TIME.

                                ANNUITY PAYMENTS

    When your decide to begin to take payments, we calculate your Contract Value minus any Premium Tax which we must pay and, unless you instruct us otherwise, we apply that amount to a variable annuity with the same Sub-Account values. You may however, choose to have your Contract Value applied to a fixed annuity instead.

    IMPORTANT -- YOU SHOULD CONSIDER THE QUESTION OF ALLOCATION OF CONTRACT VALUES (LESS APPLICABLE PREMIUM TAXES) AMONG ACCOUNTS TO MAKE CERTAIN THAT ANNUITY PAYMENTS ARE BASED ON THE INVESTMENT ALTERNATIVE BEST SUITED TO YOUR NEEDS FOR RETIREMENT.

    ANNUITY PAYMENTS -- The minimum Annuity payment is $50. No election may be made which results in a first payment of less than $50. If at any time Annuity payments are or become less than $50, we have the right to change the frequency of payment to intervals so that payments will at least be $50. If any amount due is less than the minimum amount per year, we make such other settlement as may be equitable to the Payee.

    All Annuity payments under any option will occur the same day of the month as the Annuity Commencement Date, based on the payment frequency selected by you. Available payment frequencies include monthly, quarterly, semi-annual and annual. The payment frequency may be changed within 30 days prior to the anniversary of your Annuity Commencement Date.

    ANNUITY COMMENCEMENT DATE -- You select the Annuity Commencement Date in your application or order request.
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The Annuity Calculation Date will be no more than five Valuation Days before the
Annuity Commencement Date.

    ANNUITY CALCULATION DATE -- On the Annuity Calculation Date, your Contract Value less any applicable Premium Tax is applied to purchase Annuity Units of the Sub-Accounts selected by you. The first Annuity payment is computed using the value of these Annuity Units as of the Annuity Calculation Date.

    INCOME PAYMENT DATES -- All Annuity payments after the first Annuity payment are computed and payable as of the Income Payment Dates. These dates are the same day of the month as the Annuity Commencement Date, based on the Annuity payment frequency selected by you. They are also shown on the specification page of your Contract. You may choose from monthly, quarterly, semi-annual and annual payments. The Annuity payment frequency may not be changed once selected by you.

    IN THE EVENT THAT YOU DO NOT SELECT A PAYMENT FREQUENCY, ANNUITY PAYMENTS WILL BE MADE MONTHLY.

VARIABLE ANNUITY PAYMENTS

    THE FIRST VARIABLE ANNUITY PAYMENT -- Variable Annuity payments are periodic payments we pay to your designated Payee, the amount of which varies from one Income Payment Date to the next as a function of the net investment performance of the Sub-Accounts selected by you. The dollar amount of the first Variable Annuity payment depends on the annuity payment option chosen, the age of the Annuitant, the gender of the Annuitant (if applicable), the amount of Contract Value less applicable Premium Tax applied to purchase the Annuity payments, and the applicable annuity purchase rates based on the 1983a Individual Annuity Mortality table using projection scale G projected to the year 2000 and an AIR of not less than 3.0%.

    The dollar amount of the first Variable Annuity payment attributable to each Sub-Account is determined by dividing the dollar amount of the Contract Value less applicable Premium Tax applied to that Sub-Account on the Annuity Calculation Date by $1,000 and multiplying the result by the payment factor in the Contract for the selected annuity payment option. The dollar value of the first Variable Annuity payment is the sum of the first Variable Annuity payments attributable to each Sub-Account.

    ANNUITY UNITS -- The number of Annuity Units attributable to a Sub-Account is derived by dividing the first Variable Annuity payment attributable to that Sub-Account by the Annuity Unit value for that Sub-Account for the Valuation Period ending on the Annuity Calculation Date or during which the Annuity Calculation Date falls if the Valuation Period does not end on such date. The number of Annuity Units attributable to each Sub-Account under a Contract remains fixed unless there is a transfer of Annuity Units between Sub-Accounts.

    SUBSEQUENT VARIABLE ANNUITY PAYMENTS -- The dollar amount of each subsequent Variable Annuity payment attributable to each Sub-Account is calculated on the Income Payment Date. It is determined by multiplying (a) by (b), where:

(a) is the number of Annuity Units of each Sub-Account credited under the Contract and

(b) is the Annuity Unit value (described below) for that Sub-Account.

    The total subsequent Variable Annuity payments equal the sum of the amounts attributable to each Sub-Account.

    When an Income Payment Date falls on a day that is not a Valuation Day, the Income Payment is computed as of the prior Valuation Day. If the date of the month elected does not occur in a given month, i.e., the 29th, 30th, or 31st of a month, the payment will be computed as of the last Valuation Day of the month.

    The Annuity Unit value of each Sub-Account for any Valuation Period is equal to (a) multiplied by (b) multiplied by (c) where:

(a) is the Net Investment Factor for the Valuation Period for which the Annuity Unit value is being calculated;

(b) is the Annuity Unit value for the preceding Valuation Period; and

(c) is the Annuity Unit Factor

    The Annuity Unit Factor neutralizes the AIR percentage (3%, 5%, or 6%). The daily Annuity Unit Factor corresponding to the AIR percentages of 3%, 5%, and 6% are 0.999919, 0.999866, and 0.999840, respectively

    THE ASSUMED INVESTMENT RETURN (AIR) -- The Annuity Unit value will increase or decrease from one Income Payment Date to the next in direct proportion to the net investment return of the Sub-Account(s) supporting the Variable Annuity payments, less an adjustment to neutralize the selected AIR. Dividing what would otherwise be the Annuity Unit value by the AIR factor is necessary in order to adjust the change in the Annuity Unit value (resulting from the Net Investment Factor) so that the Annuity Unit value only changes to the extent that the Net Investment Factor represents a rate of return greater than or less than the AIR selected by you. Without this adjustment, the Net Investment Factor would decrease the Annuity Unit value to the extent that such value represented an annualized rate of return of less than 0.0% and increase the Annuity Unit value to the extent that such value represented an annualized rate of return of greater than 0.0%.

    The Contract permits Contract Owners to select one of three AIRs: 3%, 5% or 6%. A higher AIR will result in a higher initial payment, a more slowly rising series of subsequent payments when actual investment performance
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22                                   HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
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(minus any deductions and expenses) exceeds the AIR, and a more rapid drop in subsequent payments when actual investment performance (minus any deductions and expenses) is less than the AIR. The following examples may help clarify the impact of selecting one AIR over another:

- If you select a 3% AIR and if the net investment return of the Sub-Account for an Annuity payment period is equal to the pro-rated portion of the 3% AIR, the Variable Annuity payment attributable to that Sub-Account for that period will equal the Annuity payment for the prior period. To the extent that such net investment return exceeds an annualized rate of return of 3% for a payment period, the Annuity payment for that period will be greater than the Annuity payment for the prior period and to the extent that such return for a period falls short of an annualized rate of 3%, the Annuity payment for that period will be less than the Annuity payment for the prior period.

- If you select a 5% AIR and if the net investment return of the Sub-Account for an Annuity payment period is equal to the pro-rated portion of the 5% AIR, the Variable Annuity payment attributable to that Sub-Account for that period will equal the Annuity payment for the prior period. To the extent that such net investment return exceeds an annualized rate of return of 5% for a payment period, the Annuity payment for that period will be greater than the Annuity payment for the prior period and to the extent that such return for a period falls short of an annualized rate of 5%, the Annuity payment for that period will be less than the Annuity payment for the prior period.

- If you select a 6% AIR and if the net investment return of the Sub-Account for an Annuity payment period is equal to the pro-rated portion of the 6% AIR, the Variable Annuity payment attributable to that Sub-Account for that period will equal the Annuity payment for the prior period. To the extent that such net investment return exceeds an annualized rate of return of 6% for a payment period, the Annuity payment for that period will be greater than the Annuity payment for the prior period and to the extent that such return for a period falls short of an annualized rate of 6%, the Annuity payment for that period will be less than the Annuity payment for the prior period.

    LEVEL VARIABLE ANNUITY PAYMENTS WOULD BE PRODUCED IF THE INVESTMENT RATE RETURNS REMAINED CONSTANT AND EQUAL TO THE AIR. IN FACT, PAYMENTS WILL VARY UP OR DOWN AS THE INVESTMENT RATE VARIES UP OR DOWN FROM THE AIR.

    EXCHANGE (TRANSFER) OF ANNUITY UNITS -- After the Annuity Calculation Date, you may exchange (I.E., transfer) the dollar value of a designated number of Annuity Units of a particular Sub-Account for an equivalent dollar amount of Annuity Units of another Sub-Account. On the date of the transfer, the dollar amount of a Variable Annuity payment generated from the Annuity Units of either Sub-Account would be the same. Transfers are executed as of the day Hartford receives a written request for a transfer. For guidelines refer to Sub-Account Value Transfers Before and After the Annuity Commencement Date.

    FIXED DOLLAR ANNUITY -- Fixed Annuity payments are determined at annuitization by multiplying the Contract Value (less applicable Premium Taxes) by a rate to be determined by Hartford which is no less than the rate specified in the Fixed Annuity option tables in the Contract. The Annuity payment will remain level for the duration of the Annuity. Any Fixed Annuity allocation may not be changed.

                               OTHER INFORMATION

    ASSIGNMENT -- Ownership of this Contract is generally assignable. However, if the Contracts are issued pursuant to some form of Qualified Plan, it is possible that the ownership of the Contracts may not be transferred or assigned depending on the type of tax-qualified retirement plan involved. An assignment of a Non-Qualified Contract may subject the Contract Values or assignment proceeds to income taxes and certain penalty taxes.

    CONTRACT MODIFICATION -- The Annuitant may not be changed; however, the Contingent Annuitant may be changed at any time prior to the Annuity Commencement Date by sending us written notice. We may modify the Contract, but no modification will effect the amount or term of any Contract unless a modification is required to conform the Contract to applicable Federal or State law. No modification will effect the method by which Contract Values are determined.


                           FEDERAL TAX CONSIDERATIONS


    What are some of the federal tax consequences which affect these Contracts?


  A. GENERAL



    Since federal tax law is complex, the tax consequences of purchasing this contract will vary depending on your situation. You may need tax or legal advice to help you determine whether purchasing this contract is right for you.



    Our general discussion of the tax treatment of this contract is based on our understanding of federal income tax laws as they are currently interpreted. A detailed description of all federal income tax consequences regarding the purchase of this contract cannot be made in the prospectus. We also do not discuss state, municipal or other tax laws that may apply to this contract. For detailed information, you should consult with a qualified tax adviser familiar with your situation.

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HARTFORD LIFE AND ANNUITY INSURANCE COMPANY                                   23
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  B. TAXATION OF HARTFORD AND
     THE SEPARATE ACCOUNT



    The Separate Account is taxed as part of Hartford which is taxed as a life insurance company in accordance with the Internal Revenue Code of 1986, as amended (the "Code"). Accordingly, the Separate Account will not be taxed as a "regulated investment company" under subchapter M of Chapter 1 of the Code. Investment income and any realized capital gains on the assets of the Separate Account are reinvested and are taken into account in determining the value of the Accumulation and Annuity Units (See "Value of Accumulation Units"). As a result, such investment income and realized capital gains are automatically applied to increase reserves under the Contract.


    No taxes are due on interest, dividends and short-term or long-term capital gains earned by the Separate Account with respect to Qualified or Non-Qualified Contracts.


  C. TAXATION OF ANNUITIES -- GENERAL
     PROVISIONS AFFECTING PURCHASERS OTHER
     THAN QUALIFIED RETIREMENT PLANS


    Section 72 of the Code governs the taxation of annuities in general.

 1. NON-NATURAL PERSONS, CORPORATIONS, ETC.


    Code Section 72 contains provisions for contract owners which are not natural persons. Non-natural persons include corporations, trusts, limited liability companies, partnerships and other types of legal entities. The tax rules for contracts owned by non-natural persons are different from the rules for contracts owned by individuals. For example, the annual net increase in the value of the contract is currently includible in the gross income of a non-natural person, unless the non-natural person holds the contract as an agent for a natural person. There are additional exceptions from current inclusion for:



- certain annuities held by structured settlement companies,



- certain annuities held by an employer with respect to a terminated qualified retirement plan and



- certain immediate annuities.


    A non-natural person which is a tax-exempt entity for federal tax purposes will not be subject to income tax as a result of this provision.


    If the contract owner is a non-natural person, the primary annuitant is treated as the contract owner in applying mandatory distribution rules. These rules require that certain distributions be made upon the death of the contract owner. A change in the primary annuitant is also treated as the death of the contract owner.


 2. OTHER CONTRACT OWNERS (NATURAL PERSONS).

    A Contract Owner is not taxed on increases in the value of the Contract until an amount is received or deemed received, e.g., in the form of a lump sum payment (full or partial value of a Contract) or as Annuity payments under the settlement option elected.

    The provisions of Section 72 of the Code concerning distributions are summarized briefly below. Also summarized are special rules affecting distributions from Contracts obtained in a tax-free exchange for other annuity contracts or life insurance contracts which were purchased prior to August 14, 1982.

    A. DISTRIBUTIONS PRIOR TO THE ANNUITY COMMENCEMENT DATE.

 i. Total premium payments less amounts received which were not includable in gross income equal the "investment in the contract" under Section 72 of the Code.


 ii. To the extent that the value of the Contract (ignoring any surrender charges except on a full surrender) exceeds the "investment in the contract," such excess constitutes the "income on the contract."



 iii. Any amount received or deemed received prior to the Annuity Commencement Date (e.g., upon a partial surrender) is deemed to come first from any such "income on the contract" and then from "investment in the contract," and for these purposes such "income on the contract" shall be computed by reference to any aggregation rule in subparagraph 2.c. below. As a result, any such amount received or deemed received (1) shall be includable in gross income to the extent that such amount does not exceed any such "income on the contract," and (2) shall not be includable in gross income to the extent that such amount does exceed any such "income on the contract." If at the time that any amount is received or deemed received there is no "income on the contract" (e.g., because the gross value of the Contract does not exceed the "investment in the contract" and no aggregation rule applies), then such amount received or deemed received will not be includable in gross income, and will simply reduce the "investment in the contract."


 iv. The receipt of any amount as a loan under the Contract or the assignment or pledge of any portion of the value of the Contract shall be treated as an amount received for purposes of this subparagraph a. and the next subparagraph b.

 v. In general, the transfer of the Contract, without full and adequate consideration, will be treated as an amount received for purposes of this subparagraph a. and the next subparagraph b. This transfer rule does not apply, however, to certain transfers of property between spouses or incident to divorce.
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24                                   HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
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    B. DISTRIBUTIONS AFTER ANNUITY COMMENCEMENT DATE.

    Annuity payments made periodically after the Annuity Commencement Date are includable in gross income to the extent the payments exceed the amount determined by the application of the ratio of the "investment in the contract" to the total amount of the payments to be made after the Annuity Commencement Date (the "exclusion ratio").


 i. When the total of amounts excluded from income by application of the exclusion ratio is equal to the investment in the contract as of the Annuity Commencement Date, any additional payments (including surrenders) will be entirely includable in gross income.


 ii. If the annuity payments cease by reason of the death of the Annuitant and, as of the date of death, the amount of annuity payments excluded from gross income by the exclusion ratio does not exceed the investment in the contract as of the Annuity Commencement Date, then the remaining portion of unrecovered investment shall be allowed as a deduction for the last taxable year of the Annuitant.


 iii. Generally, nonperiodic amounts received or deemed received after the Annuity Commencement Date are not entitled to any exclusion ratio and shall be fully includable in gross income. However, upon a full surrender after such date, only the excess of the amount received (after any surrender charge) over the remaining "investment in the contract" shall be includable in gross income (except to the extent that the aggregation rule referred to in the next subparagraph c. may apply).


    C. AGGREGATION OF TWO OR MORE ANNUITY CONTRACTS.


    Contracts issued after October 21, 1988 by the same insurer (or affiliated insurer) to the same Contract Owner within the same calendar year (other than certain contracts held in connection with a tax-qualified retirement arrangement) will be treated as one annuity Contract for the purpose of determining the taxation of distributions prior to the Annuity Commencement Date. An annuity contract received in a tax-free exchange for another annuity contract or life insurance contract may be treated as a new Contract for this purpose. Hartford believes that for any annuity subject to such aggregation, the values under the Contracts and the investment in the contracts will be added together to determine the taxation under subparagraph 2.a., above, of amounts received or deemed received prior to the Annuity Commencement Date. Withdrawals will first be treated as withdrawals of income until all of the income from all such Contracts is withdrawn. As of the date of this Prospectus, there are no regulations interpreting this provision.



    D. 10% PENALTY TAX -- APPLICABLE TO CERTAIN WITHDRAWALS AND ANNUITY
       PAYMENTS.


 i. If any amount is received or deemed received on the Contract (before or after the Annuity Commencement Date), the Code applies a penalty tax equal to ten percent of the portion of the amount includable in gross income, unless an exception applies.

 ii. The 10% penalty tax will not apply to the following distributions (exceptions vary based upon the precise plan involved):


    1. Distributions made on or after the date the recipient has attained the age of 59 1/2.


    2. Distributions made on or after the death of the holder or where the holder is not an individual, the death of the primary annuitant.

    3.  Distributions attributable to a recipient's becoming disabled.


    4. A distribution that is part of a scheduled series of substantially equal periodic payments (not less frequently than annually) for the life (or life expectancy) of the recipient (or the joint lives or life expectancies of the recipient and the recipient's designated Beneficiary).


    5. Distributions of amounts which are allocable to the "investment in the contract" prior to August 14, 1982 (see next subparagraph e.).

    E. SPECIAL PROVISIONS AFFECTING CONTRACTS OBTAINED THROUGH A TAX-FREE EXCHANGE OF OTHER ANNUITY OR LIFE INSURANCE CONTRACTS PURCHASED PRIOR TO AUGUST 14, 1982.


    If the Contract was obtained by a tax-free exchange of a life insurance or annuity Contract purchased prior to August 14, 1982, then any amount received or deemed received prior to the Annuity Commencement Date shall be deemed to come
(1) first from the amount of the "investment in the contract" prior to August 14, 1982 ("pre-8/14/82 investment") carried over from the prior Contract, (2) then from the portion of the "income on the contract" (carried over to, as well as accumulating in, the successor Contract) that is attributable to such pre-8/14/82 investment, (3) then from the remaining "income on the contract" and
(4) last from the remaining "investment in the contract." As a result, to the extent that such amount received or deemed received does not exceed such pre-8/14/82 investment, such amount is not includable in gross income., In addition, to the extent that such amount received or deemed received does not exceed the sum of (a) such pre-8/14/82 investment and (b) the "income on the contract" attributable thereto, such amount is not subject to the 10% penalty tax. In all other respects, amounts received or deemed received from such post-exchange Contracts are generally subject to the rules described in this subparagraph 3.

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HARTFORD LIFE AND ANNUITY INSURANCE COMPANY                                   25
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    F. REQUIRED DISTRIBUTIONS.


 i. Death of Contract Owner or Primary Annuitant

    Subject to the alternative election or spouse beneficiary provisions in ii or iii below:

    1. If any Contract Owner dies on or after the Annuity Commencement Date and before the entire interest in the Contract has been distributed, the remaining portion of such interest shall be distributed at least as rapidly as under the method of distribution being used as of the date of such death;

    2. If any Contract Owner dies before the Annuity Commencement Date, the entire interest in the Contract will be distributed within 5 years after such death; and

    3.  If the Contract Owner is not an individual, then for purposes of 1. or
        2. above, the primary annuitant under the Contract shall be treated as the Contract Owner, and any change in the primary annuitant shall be treated as the death of the Contract Owner. The primary annuitant is the individual, the events in the life of whom are of primary importance in affecting the timing or amount of the payout under the Contract.


 ii. Alternative Election to Satisfy Distribution Requirements
    If any portion of the interest of a Contract Owner described in i. above is payable to or for the benefit of a designated beneficiary, such beneficiary may elect to have the portion distributed over a period that does not extend beyond the life or life expectancy of the beneficiary. The election must be made and payments must begin within a year of the death.



 iii. Spouse Beneficiary
    If any portion of the interest of a Contract Owner is payable to or for the benefit of his or her spouse, and the Annuitant or Contingent Annuitant is living, such spouse shall be treated as the Contract Owner of such portion for purposes of section i. above. This spousal continuation shall apply only once for this contract.


 3. DIVERSIFICATION REQUIREMENTS.


    The Code requires that investments supporting your contract be adequately diversified. Code Section 817 provides that a variable annuity contract will not be treated as an annuity contract for any period during which the investments made by the separate account or underlying fund are not adequately diversified. If a contract is not treated as an annuity contract, the contract owner will be subject to income tax on annual increases in cash value.



    The Treasury Department's diversification regulations require, among other things, that:



- no more than 55% of the value of the total assets of the segregated asset account underlying a variable contract is represented by any one investment,



- no more than 70% is represented by any two investments,



- no more than 80% is represented by any three investments and



- no more than 90% is represented by any four investments.



    In determining whether the diversification standards are met, all securities of the same issuer, all interests in the same real property project, and all interests in the same commodity are each treated as a single investment. In the case of government securities, each government agency or instrumentality is treated as a separate issuer.



    A separate account must be in compliance with the diversification standards on the last day of each calendar quarter or within 30 days after the quarter ends. If an insurance company inadvertently fails to meet the diversification requirements, the company may still comply within a reasonable period and avoid the taxation of contract income on an ongoing basis. However, either the company or the contract owner must agree to pay the tax due for the period during which the diversification requirements were not met.



    We monitor the diversification of investments in the separate accounts and test for diversification as required by the Code. We intend to administer all contracts subject to the diversification requirements in a manner that will maintain adequate diversification.


 4. OWNERSHIP OF THE ASSETS IN THE SEPARATE ACCOUNT.


    In order for a variable annuity contract to qualify for tax deferral, assets in the separate accounts supporting the contract must be considered to be owned by the insurance company and not by the contract owner. It is unclear under what circumstances an investor is considered to have enough control over the assets in the separate account to be considered the owner of the assets for tax purposes.



    The IRS has issued several rulings discussing investor control. These rulings say that certain incidents of ownership by the contract owner, such as the ability to select and control investments in a separate account, will cause the contract owner to be treated as the owner of the assets for tax purposes.



    In its explanation of the diversification regulations, the Treasury Department recognized that the temporary regulations "do not provide guidance concerning the circumstances in which investor control of the investments of a segregated asset account may cause the investor, rather than the insurance company, to be treated as the owner of the assets in the account." The explanation further indicates that "the temporary regulations provide that in

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26                                   HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
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appropriate cases a segregated asset account may include multiple sub-accounts, but do not specify the extent to which policyholders may direct their investments to particular sub-accounts without being treated as the owners of the underlying assets. Guidance on this and other issues will be provided in regulations or revenue rulings under Section 817(d), relating to the definition of variable contract."



    The final regulations issued under Section 817 did not provide guidance regarding investor control, and as of the date of this prospectus, guidance has yet to be issued. We do not know if additional guidance will be issued. If guidance is issued, we do not know if it will have a retroactive effect.



    Due to the lack of specific guidance on investor control, there is some uncertainty about when a contract owner is considered the owner of the assets for tax purposes. We reserve the right to modify the contract, as necessary, to prevent you from being considered the owner of assets in the separate account.



  D. FEDERAL INCOME TAX WITHHOLDING


    The portion of a distribution which is taxable income to the recipient will be subject to federal income tax withholding, pursuant to Section 3405 of the Code. The application of this provision is summarized below:

 1. NON-PERIODIC DISTRIBUTIONS.


    The portion of a non-periodic distribution which constitutes taxable income will be subject to federal income tax withholding unless the recipient elects not to have taxes withheld. If there is no election to waive withholding, 10% of the taxable distribution will be withheld as federal income tax. Election forms will be provided at the time distributions are requested. If the necessary election forms are not submitted to Hartford, Hartford will automatically withhold 10% of the taxable distribution.


 2. PERIODIC DISTRIBUTIONS (DISTRIBUTIONS PAYABLE OVER A PERIOD GREATER THAN ONE
    YEAR).

    The portion of a periodic distribution which constitutes taxable income will be subject to federal income tax withholding as if the recipient were married claiming three exemptions. A recipient may elect not to have income taxes withheld or have income taxes withheld at a different rate by providing a completed election form. Election forms will be provided at the time distributions are requested.


  E. GENERAL PROVISIONS AFFECTING
     QUALIFIED RETIREMENT PLANS



    The Contract may be used for a number of qualified retirement plans. If the Contract is being purchased with respect to some form of qualified retirement plan, please refer to Appendix I for information relative to the types of plans for which it may be used and the general explanation of the tax features of such plans.



  F. ANNUITY PURCHASES BY NONRESIDENT
    ALIENS AND FOREIGN CORPORATIONS



    The discussion above provides general information regarding U.S. federal income tax consequences to annuity purchasers that are U.S. citizens or residents. Purchasers that are not U.S. citizens or residents will generally be subject to U.S. federal income tax and withholding on annuity distributions at a 30% rate, unless a lower treaty rate applies. In addition, purchasers may be subject to state premium tax, other state and/or municipal taxes, and taxes that may be imposed by the purchaser's country of citizenship or residence. Prospective purchasers are advised to consult with a qualified tax adviser regarding U.S., state, and foreign taxation with respect to an annuity purchase.


                                 MISCELLANEOUS

                             HOW CONTRACTS ARE SOLD


    Hartford Securities Distribution Company, Inc. ("HSD") serves as Principal Underwriter for the securities issued with respect to the Separate Account. HSD is an affiliate of Hartford. Both HSD and Hartford are ultimately controlled by The Hartford Financial Services Group, Inc. The principal business address of HSD is the same as that of Hartford.


    The securities will be sold by salesperson of HSD who represent Hartford as insurance and variable annuity agents and who are registered representatives of Broker-Dealers who have entered into distribution agreements with HSD.

    HSD is registered with the Commission under the Securities Exchange Act of 1934 as a Broker-Dealer and is a member of the National Association of Securities Dealers, Inc.

    Commissions will be paid by Hartford and will not be more than 6% of premium payments. From time to time, Hartford may pay or permit other promotional incentives, in cash or credit or other compensation.

    Broker-dealers or financial institutions are compensated according to a schedule set forth by HSD and any applicable rules or regulations for variable insurance compensation. Compensation is generally based on premium payments made by policyholders or contract owners. This compensation is usually paid from the sales charges described in this Prospectus.

    In addition, a broker-dealer or financial institution may also receive additional compensation for, among other things, training, marketing or other services provided. HSD,
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HARTFORD LIFE AND ANNUITY INSURANCE COMPANY                                   27
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its affiliates or Hartford may also make compensation arrangements with certain broker-dealers or financial institutions based on total sales by the broker-dealer or financial institution of insurance products. These payments, which may be different for different broker-dealers or financial institutions, will be made by HSD, its affiliates or Hartford out of their own assets and will not effect the amounts paid by the policyholders or contract owners to purchase, hold or Surrender variable insurance products.

                                   YEAR 2000


    IN GENERAL -- The Year 2000 issue relates to the ability or inability of computer hardware, software and other information technology (IT) systems, as well as non-IT systems, such as equipment and machinery with imbedded chips and microprocessors, to properly process information and data containing or related to dates beginning with the year 2000 and beyond. The Year 2000 issue exists because, historically, many IT and non-IT systems that are in use today were developed years ago when a year was identified using a two-digit date field rather than a four-digit date field. As information and data containing or related to the century date are introduced to date sensitive systems, these systems may recognize the year 2000 as "1900", or not at all, which may result in systems processing information incorrectly. This, in turn, may significantly and adversely affect the integrity and reliability of information databases of IT systems, may cause the malfunctioning of certain non-IT systems, and may result in a wide variety of adverse consequences to a company. In addition, Year 2000 problems that occur with third parties with which a company does business, such as suppliers, computer vendors, distributors and others, may also adversely affect any given company.



    The integrity and reliability of Hartford's IT systems, as well as the reliability of its non-IT systems, are integral aspects of Hartford's business. Hartford issues insurance policies, annuities, mutual funds and other financial products to individual and business customers, nearly all of which contain date sensitive data, such as policy expiration dates, birth dates and premium payment dates. In addition, various IT systems support communications and other systems that integrate Hartford's various business segments and field offices. Hartford also has business relationships with numerous third parties that affect virtually all aspects of Hartford's business, including, without limitation, suppliers, computer hardware and software vendors, insurance agents and brokers, securities broker-dealers and other distributors of financial products, many of which provide date sensitive data to Hartford, and whose operations are important to Hartford's business.



    INTERNAL YEAR 2000 EFFORTS AND TIMETABLE -- Beginning in 1990, Hartford began working on making its IT systems Year 2000 ready, either through installing new programs or replacing systems. Since January 1998, Hartford's Year 2000 efforts have focused on the remaining Year 2000 issues related to IT and non-IT systems in all of Hartford's business segments. These Year 2000 efforts include the following five main initiatives: (1) identifying and assessing Year 2000 issues; (2) taking actions to remediate IT and non-IT systems so that they are Year 2000 ready; (3) testing IT and non-IT systems for Year 2000 readiness; (4) deploying such remediated and tested systems back into their respective production environments; and (5) conducting internal and external integrated testing of such systems. As of December 31, 1998, Hartford substantially completed initiatives (1) through (4) of its internal Year 2000 efforts. Hartford has begun initiative (5) and management currently anticipates that such activity will continue into the fourth quarter of 1999.



    THIRD PARTY YEAR 2000 EFFORTS AND TIMETABLE -- Hartford's Year 2000 efforts include assessing the potential impact on Hartford of third parties' Year 2000 readiness. Hartford's third party Year 2000 efforts include the following three main initiatives: (1) identifying third parties which have significant business relationships with Hartford, including, without limitation, insurance agents, brokers, third party administrators, banks and other distributors and servicers of financial products, and inquiring of such third parties regarding their Year 2000 readiness; (2) evaluating such third parties' responses to Hartford's inquiries; and (3) based on the evaluation of third party responses (or a third party's failure to respond) and the significance of the business relationship, conducting additional activities with respect to third parties as determined to be necessary in each case. These activities may include conducting additional inquiries, more in-depth evaluations of Year 2000 readiness and plans, and integrated IT systems testing. Hartford has completed the first third party initiative and, as of early 1999, had substantially completed evaluating third party responses received. Hartford has begun conducting the additional activities described in initiative (3) and management currently anticipates that it will continue to do so through the end of 1999. However, notwithstanding these third party Year 2000 efforts, Hartford does not have control over these third parties and, as a result, Hartford cannot currently determine to what extent future operating results may be adversely affected by the failure of these third parties to adequately address their Year 2000 issues.



    YEAR 2000 COSTS -- The costs of Hartford's Year 2000 program that were incurred through the year ended December 31, 1997 were not material to Hartford's financial condition or results of operations. The after-tax costs of Hartford's Year 2000 efforts for the year ended December 31, 1998 were approximately $3 million. Management currently estimates that after-tax costs related to the Year 2000 program to be incurred in 1999 will be less than $10 million. These costs are being expensed as incurred.



    RISKS AND CONTINGENCY PLANS -- If significant Year 2000 problems arise, including problems arising with third parties, failures of IT and non-IT systems could occur, which

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28                                   HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
--------------------------------------------------------------------------------


in turn could result in substantial interruptions in Hartford's business. In addition, Hartford's investing activities are an important aspect of its business and Hartford may be exposed to the risk that issuers of investments held by it will be adversely impacted by Year 2000 issues. Given the uncertain nature of Year 2000 problems that may arise, especially those related to the readiness of third parties discussed above, management cannot determine at this time whether the consequences of Year 2000 related problems that could arise will have a material impact on Hartford's financial condition or results of operations.



    Hartford is in the process of developing certain contingency plans so that if, despite its Year 2000 efforts, Year 2000 problems ultimately arise, the impact of such problems may be avoided or minimized. These contingency plans are being developed based on, among other things, known or reasonably anticipated circumstances and potential vulnerabilities. The contingency planning also includes assessing the dependency of Hartford's business on third parties and their Year 2000 readiness. Hartford currently anticipates that internal and external contingency plans will be substantially complete by the end of the second quarter of 1999. However, in many contexts, Year 2000 issues are dynamic, and ongoing assessments of business functions, vulnerabilities and risks must be made. As such, new contingency plans may be needed in the future and/or existing plans may need to be modified as circumstances warrant.


                                 LEGAL MATTERS

    There are no material legal proceedings pending to which the Separate Account is a party.

    Counsel with respect to federal laws and regulations applicable to the issue and sale of the Contracts and with respect to Connecticut law is Lynda Godkin, Senior Vice President, General Counsel and Corporate Secretary, Hartford Life and Annuity Insurance Company, P.O. Box 2999, Hartford, Connecticut 06104-2999.

                                    EXPERTS


    The audited financial statements included in this registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports. Reference is made to the report on the statutory financial statements of Hartford Life and Annuity Insurance Company which states the statutory financial statements are presented in accordance with statutory accounting practices prescribed or permitted by the National Association of Insurance Commissioners and the State of Connecticut Insurance Department, and are not presented in accordance with generally accepted accounting principles. The principal business address of Arthur Andersen LLP is One Financial Plaza, Hartford, Connecticut 06103.


                                MORE INFORMATION

    You may call your Representative if you have any questions or write or call us at the address below:

 Hartford Life and Annuity Insurance Company
 Attn: Individual Annuity Services
 P.O. Box 5085
 Hartford, Connecticut 06102-5085

 Telephone: 1-800-862-6668 (Contract Owners)
           1-800-862-7155 (Investment Representatives)
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                                   APPENDIX I
              INFORMATION REGARDING TAX-QUALIFIED RETIREMENT PLANS


    This summary does not attempt to provide more than general information about the federal income tax rules associated with use of a Contract by a tax-qualified retirement plan. Because of the complexity of the federal tax rules, owners, participants and beneficiaries are encouraged to consult their own tax advisors as to specific tax consequences.



    The federal tax rules applicable to owners of Contracts under tax-qualified retirement plans vary according to the type of plan as well as the terms and conditions of the plan itself. Contract owners, plan participants and beneficiaries are cautioned that the rights and benefits of any person may be controlled by the terms and conditions of the tax-qualified retirement plan itself, regardless of the terms and conditions of a Contract. We are not bound by the terms and conditions of such plans to the extent such terms conflict with a Contract, unless we specifically consent to be bound.



    Some tax-qualified retirement plans are subject to distribution and other requirements that are not incorporated into our administrative procedures. Contract owners, participants and beneficiaries are responsible for determining that contributions, distributions and other transactions comply with applicable law. Tax penalties may apply to transactions with respect to tax-qualified retirement plans if applicable federal income tax rules and restrictions are not carefully observed.



    We do not currently offer the Contracts in connection with all of the types of tax-qualified retirement plans discussed below and may not offer the Contracts for all types of tax-qualified retirement plans in the future.



    1. TAX-QUALIFIED PENSION OR PROFIT-SHARING PLANS -- Eligible employers can establish certain tax-qualified pension and profit-sharing plans under section 401 of the Code. Rules under section 401(k) of the Code govern certain "cash or deferred arrangements" under such plans. Rules under section 408(k) govern "simplified employee pensions". Tax-qualified pension and profit-sharing plans are subject to limitations on the amount that may be contributed, the persons who may be eligible to participate and the time when distributions must commence. Employers intending to use the Contracts in connection with tax-qualified pension or profit-sharing plans should seek competent tax and other legal advice.



    2. TAX SHELTERED ANNUITIES UNDER SECTION 403(B) -- Public schools and certain types of charitable, educational and scientific organizations, as specified in section 501(c)(3) of the Code, can purchase tax-sheltered annuity contracts for their employees. Tax-deferred contributions can be made to tax-sheltered annuity contracts under section 403(b) of the Code, subject to certain limitations. Generally, such contributions may not exceed the lesser of $10,000 (indexed) or 20% of the employee's "includable compensation" for such employee's most recent full year of employment, subject to other adjustments. Special provisions under the Code may allow some employees to elect a different overall limitation.



    Tax-sheltered annuity programs under section 403(b) are subject to a PROHIBITION AGAINST DISTRIBUTIONS FROM THE CONTRACT ATTRIBUTABLE TO CONTRIBUTIONS MADE PURSUANT TO A SALARY REDUCTION AGREEMENT, unless such distribution is made:



- after the participating employee attains age 59 1/2;



- upon separation from service;



- upon death or disability; or



- in the case of hardship (and in the case of hardship, any income attributable to such contributions may not be distributed).



    Generally, the above restrictions do not apply to distributions attributable to cash values or other amounts held under a section 403(b) contract as of December 31, 1988.



    3. DEFERRED COMPENSATION PLANS UNDER SECTION 457 -- A governmental employer or a tax-exempt employer other than a governmental unit can establish a Deferred Compensation Plan under section 457 of the Code. For these purposes, a "governmental employer" is a State, a political subdivision of a State, or an agency or an instrumentality of a State or political subdivision of a State. Employees and independent contractors performing services for a governmental or tax-exempt employer can elect to have contributions made to a Deferred Compensation Plan of their employer in accordance with the employer's plan and section 457 of the Code.



    Deferred Compensation Plans that meet the requirements of section 457(b) of the Code are called "eligible" Deferred Compensation Plans. Section 457(b) limits the amount of contributions that can be made to an eligible Deferred Compensation Plan on behalf of a participant. Generally, the limitation on contributions is 33 1/3% of a participant's includable compensation (typically 25% of gross compensation) or, for 1999, $8,000 (indexed), whichever is less. The plan may provide for additional "catch-up" contributions during the three taxable years ending before the year in which the participant attains normal retirement age.

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30                                   HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
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    All of the assets and income of an eligible Deferred Compensation Plan established by a governmental employer after August 20, 1996, must be held in trust for the exclusive benefit of participants and their beneficiaries. For this purpose, custodial accounts and certain annuity contracts are treated as trusts. Eligible Deferred Compensation Plans that were in existence on August
20, 1996 may be amended to satisfy the trust and exclusive benefit requirements any time prior to January 1, 1999, and must be amended not later than that date to continue to receive favorable tax treatment. The requirement of a trust does not apply to amounts under a Deferred Compensation Plan of a tax-exempt (non-governmental) employer. In addition, the requirement of a trust does not apply to amounts under a Deferred Compensation Plan of a governmental employer if the Deferred Compensation Plan is not an eligible plan within the meaning of section 457(b) of the Code. In the absence of such a trust, amounts under the plan will be subject to the claims of the employer's general creditors.



    In general, distributions from an eligible Deferred Compensation Plan are prohibited under section 457 of the Code unless made after the participating employee:



- attains age 70 1/2,



- separates from service,



- dies, or



- suffers an unforeseeable financial emergency as defined in the Code.



    Under present federal tax law, amounts accumulated in a Deferred Compensation Plan under section 457 of the Code cannot be transferred or rolled over on a tax-deferred basis except for certain transfers to other Deferred Compensation Plans under section 457 in limited cases.



    4. INDIVIDUAL RETIREMENT ANNUITIES ("IRAS") UNDER SECTION 408



    TRADITIONAL IRAS -- Eligible individuals can establish individual retirement programs under section 408 of the Code through the purchase of an IRA. Section 408 imposes limits with respect to IRAs, including limits on the amount that may be contributed to an IRA, the amount of such contributions that may be deducted from taxable income, the persons who may be eligible to contribute to an IRA, and the time when distributions commence from an IRA. Distributions from certain tax-qualified retirement plans may be "rolled-over" to an IRA on a tax-deferred basis.



    SIMPLE IRAS -- Eligible employees may establish SIMPLE IRAs in connection with a SIMPLE IRA plan of an employer under section 408(p) of the Code. Special rollover rules apply to SIMPLE IRAs. Amounts can be rolled over from one SIMPLE IRA to another SIMPLE IRA. However, amounts can be rolled over from a SIMPLE IRA to a Traditional IRA only after two years have expired since the employee first commenced participation in the employer's SIMPLE IRA plan. Amounts cannot be rolled over to a SIMPLE IRA from a qualified plan or a Traditional IRA. Hartford is a non-designated financial institution for purposes of the SIMPLE IRA rules.



    ROTH IRAS -- Eligible individuals may establish Roth IRAs under section 408A of the Code. Contributions to a Roth IRA are not deductible. Subject to special limitations, a Traditional IRA may be converted into a Roth IRA or a distribution from a Traditional IRA may be rolled over to a Roth IRA. However, a conversion or a rollover from a Traditional IRA to a Roth IRA is not excludable from gross income. If certain conditions are met, qualified distributions from a Roth IRA are tax-free.



    5. FEDERAL TAX PENALTIES AND WITHHOLDING -- Distributions from tax-qualified retirement plans are generally taxed as ordinary income under section 72 of the Code. Under these rules, a portion of each distribution may be excludable from income. The excludable amount is the portion of the distribution that bears the same ratio as the after-tax contributions bear to the expected return.



    (A) PENALTY TAX ON EARLY DISTRIBUTIONS



    Section 72(t) of the Code imposes an additional penalty tax equal to 10% of the taxable portion of a distribution from certain tax-qualified retirement plans. However, the 10% penalty tax does not apply to a distributions that is:



- Made on or after the date on which the employee reaches age 59 1/2;



- Made to a beneficiary (or to the estate of the employee) on or after the death of the employee;



- Attributable to the employee's becoming disabled (as defined in the Code);



- Part of a series of substantially equal periodic payments (not less frequently than annually) made for the life (or life expectancy) of the employee or the joint lives (or joint life expectancies) of the employee and his or her designated beneficiary;



- Except in the case of an IRA, made to an employee after separation from service after reaching age 55; or



- Not greater than the amount allowable as a deduction to the employee for eligible medical expenses during the taxable year.



    IN ADDITION, THE 10% PENALTY TAX DOES NOT APPLY TO A DISTRIBUTION FROM AN IRA THAT IS:



- Made after separation from employment to an unemployed IRA owner for health insurance premiums, if certain conditions are met;



- Not in excess of the amount of certain qualifying higher education expenses, as defined by section 72(t)(7) of the Code; or

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- A qualified first-time homebuyer distribution meeting the requirements specified at section 72(t)(8) of the Code.



    If you are a participant in a SIMPLE IRA plan, you should be aware that the 10% penalty tax is increased to 25% with respect to non-exempt early distributions made from your SIMPLE IRA during the first two years following the date you first commenced participation in any SIMPLE IRA plan of your employer.



    (B) MINIMUM DISTRIBUTION PENALTY TAX



    If the amount distributed is less than the minimum required distribution for the year, the Participant is subject to a 50% penalty tax on the amount that was not properly distributed.



    An individual's interest in a tax-qualified retirement plan generally must be distributed, or begin to be distributed, not later than the Required Beginning Date. Generally, the Required Beginning Date is April 1 of the calendar year following the later of:



- the calendar year in which the individual attains age 70 1/2; or



- the calendar year in which the individual retires from service with the employer sponsoring the plan.



    The Required Beginning Date for an individual who is a five (5) percent owner (as defined in the Code), or who is the owner of an IRA, is April 1 of the calendar year following the calendar year in which the individual attains age
70 1/2.



    The entire interest of the Participant must be distributed beginning no later than the Required Beginning Date over:



- the life of the Participant or the lives of the Participant and the Participant's designated beneficiary, or



- over a period not extending beyond the life expectancy of the Participant or the joint life expectancy of the Participant and the Participant's designated beneficiary.


    Each annual distribution must equal or exceed a "minimum distribution amount" which is determined by dividing the account balance by the applicable life expectancy. This account balance is generally based upon the account value as of the close of business on the last day of the previous calendar year. In addition, minimum distribution incidental benefit rules may require a larger annual distribution.


    If an individual dies before reaching his or her Required Beginning Date, the individual's entire interest must generally be distributed within five years of the individual's death. However, this rule will be deemed satisfied, if distributions begin before the close of the calendar year following the individual's death to a designated beneficiary and distribution is over the life of such designated beneficiary (or over a period not extending beyond the life expectancy of the beneficiary). If the beneficiary is the individual's surviving spouse, distributions may be delayed until the individual would have attained age 70 1/2.



    If an individual dies after reaching his or her Required Beginning Date or after distributions have commenced, the individual's interest must generally be distributed at least as rapidly as under the method of distribution in effect at the time of the individual's death.



    (C) WITHHOLDING



    In general, regular wage withholding rules apply to distributions from IRAs and plans described in section 457 of the Code. Periodic distributions from other tax-qualified retirement plans that are made for a specified period of 10 or more years or for the life or life expectancy of the participant (or the joint lives or life expectancies of the participant and beneficiary) are generally subject to federal income tax withholding as if the recipient were married claiming three exemptions. The recipient of periodic distributions may generally elect not to have withholding apply or to have income taxes withheld at a different rate by providing a completed election form.



    Mandatory federal income tax withholding at a flat rate of 20% will generally apply to other distributions from such other tax-qualified retirement plans unless such distributions are:



- the non-taxable portion of the distribution;



- required minimum distributions; or



- direct transfer distributions.


    Direct transfer distributions are direct payments to an IRA or to another eligible retirement plan under Code section 401(a)(31).


    Certain states require withholding of state taxes when federal income tax is withheld.

32                                   HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
--------------------------------------------------------------------------------

               APPENDIX II -- OPTIONAL DEATH BENEFIT -- EXAMPLES

EXAMPLE 1

Assume that you deposited a premium payment of $100,000 on January 1, 1998. If you made no Surrenders during the year, your Interest Accumulation Value on January 1, 1999 would be $105,000, calculated as follows:

$100,000      Premium deposited on January 1, 1998
   5,000      Interest accumulated at 5% per year on premiums
--------
$105,000      Interest Accumulation Value on January 1, 1999.

    If you elected the Optional Death Benefit, you would be guaranteed a Death Benefit payment equal to at least $105,000.

EXAMPLE 2

Assume that you deposited a premium payment of $100,000 on January 1, 1998. If you Surrendered $10,000 on January 1, 1999 and your Contract Value immediately prior to the partial Surrender was $100,000, your Interest Accumulation Value on January 1, 1999 would be $94,500, calculated as follows:

 $100,000       Premium deposited on January 1, 1998
    5,000       Interest accumulated at 5% per year on premiums
 ($10,500)      Adjustment for partial Surrender*
---------
  $94,500       Interest Accumulation Value on January 1, 1999.

--------------------------------------------------------------------------------

* The Adjustment for the partial Surrender reduces the Interest Accumulation Value by an amount equal to the proportion of the partial Surrender to the Contract Value prior to the partial Surrender. Therefore, in this example, the $10,500 reduction to the Interest Accumulation Value is calculated by dividing the amount of the Surrender, $10,000, by the Contract Value paid prior to the Surrender, $100,000. This ratio (Surrender DIVIDED BY Contract Value prior to Surrender) is multiplied by the Interest Accumulation Value prior to Surrenders and results in the adjustment for the partial Surrender.

Interest Accumulation Value prior to Surrenders........  $105,000
Multiplied by ratio of Surrenders  DIVIDED BY Contract
 Value prior to Surrenders
 ($10,000 DIVIDED BY 100,000)..........................   X   .10
                                                         --------
Adjustment for the partial Surrender...................  $ 10,500

    The Surrender reduced the Interest Accumulation Value by $10,500 ($105,000 - 94,500).
--------------------------------------------------------------------------------

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY                                   33
--------------------------------------------------------------------------------

                               TABLE OF CONTENTS
                                       TO
                      STATEMENT OF ADDITIONAL INFORMATION

 SECTION                                                                   PAGE
 ------------------------------------------------------------------------  ----
 DESCRIPTION OF HARTFORD LIFE AND ANNUITY INSURANCE COMPANY..............
 SAFEKEEPING OF ASSETS...................................................
 INDEPENDENT PUBLIC ACCOUNTANTS..........................................
 DISTRIBUTION OF CONTRACTS...............................................
 CALCULATION OF YIELD AND RETURN.........................................
 PERFORMANCE COMPARISONS.................................................
 FINANCIAL STATEMENTS....................................................

This form must be completed for all tax sheltered annuities.

                     SECTION 403(b)(11) ACKNOWLEDGMENT FORM

    The Hartford Variable Annuity Contract which you have recently purchased is subject to certain restrictions imposed by the Tax Reform Act of 1986. Contributions to the Contract after December 31, 1988 and any increases in cash value after December 31, 1988 may not be distributed to you unless you have:

    a. attained age 59 1/2,

    b. separated from service,

    c. died, or

    d. become disabled.

Distributions of post December 31, 1988 contributions (excluding any income thereon) may also be made if you have experienced a financial hardship.

Also, there may be a 10% penalty tax for distributions made prior to age 59 1/2 because of financial hardship or separation from service.


Also, please be aware that your 403(b) Plan may also offer other financial alternatives other than the Director Variable Annuity. Please refer to your Plan.


    Please complete the following and return to:

    Hartford Life and Annuity Insurance Company
    Individual Annuity Services
    P.O. Box 5085
    Hartford, CT 06102-5085

Name of Contract Owner/Participant
-------------------------------------------------------------------------

Address
--------------------------------------------------------------------------------

City or Plan/School District
--------------------------------------------------------------------------------

Date:
--------------------------------------------------------------------------------

Contract No:
--------------------------------------------------------------------------------

Signature:
--------------------------------------------------------------------------------

    To obtain a Statement of Additional Information, please complete the form below and mail to:

    Hartford Life and Annuity Insurance Company
    Attn: Individual Annuity Services
    P.O. Box 5085
    Hartford, CT 06102-5085


    Please send a Statement of Additional Information for Series VII of the Director Variable Annuity to me at the following address:


----------------------------------------------------
                            Name

------------------------------------------------------------
                          Address

------------------------------------------------------------
    City/State                                        Zip
Code

                                     PART B

                       STATEMENT OF ADDITIONAL INFORMATION

                   HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
                              SEPARATE ACCOUNT ONE
                  SERIES VII OF THE DIRECTOR VARIABLE ANNUITY


This Statement of Additional Information is not a prospectus. The information contained herein should be read in conjunction with the prospectus.

To obtain a prospectus, send a written request to Hartford Life and Annuity Insurance Company Attn: Individual Annuity Services, P.O. Box 5085, Hartford, CT 06102-5085.





Date of Prospectus:  May 3, 1999

Date of Statement of Additional:  May 3, 1999
















333-69487

                                TABLE OF CONTENTS


SECTION                                                                    PAGE
-------                                                                    ----
DESCRIPTION OF HARTFORD LIFE AND ANNUITY INSURANCE
      COMPANY..............................................................  3

SAFEKEEPING OF ASSETS .....................................................  3

INDEPENDENT PUBLIC ACCOUNTANTS ............................................  3

DISTRIBUTION OF CONTRACTS..................................................  4

CALCULATION OF YIELD AND RETURN............................................  5

PERFORMANCE COMPARISONS.................................................... 11

FINANCIAL STATEMENTS ......................................................

           DESCRIPTION OF HARTFORD LIFE AND ANNUITY INSURANCE COMPANY

Hartford Life and Annuity Insurance Company is a stock life insurance company engaged in the business of writing life insurance and annuities, both individual and group, in all states of the United States, the District of Columbia and Puerto Rico, except New York. On January 1, 1998, Hartford's name changed from ITT Hartford Life and Annuity Insurance Company to Hartford Life and Annuity Insurance Company. We were originally incorporated under the laws of Wisconsin on January 9, 1956, and subsequently redomiciled to Connecticut. Our offices are located in Simsbury, Connecticut; however, our mailing address is P.O. Box 2999, Hartford, CT 06104-2999. We are ultimately controlled by The Hartford Financial Services Group, Inc., one of the largest financial service providers in the United States.

                               HARTFORD'S RATINGS

-------------------------------------------------------------------------------
    Rating Agency            Effective     Rating       Basis of Rating
                           Date of Rating
-------------------------------------------------------------------------------
A.M. Best and Company, Inc.    1/1/99         A+     Financial performance.
-------------------------------------------------------------------------------
Standard & Poor's              6/1/98         AA     Insurer financial strength
-------------------------------------------------------------------------------
Duff & Phelps                12/21/98         AA+    Claims paying ability
-------------------------------------------------------------------------------

                              SAFEKEEPING OF ASSETS

Title to the assets of the Separate Account is held by Hartford. The assets are kept physically segregated and are held separate and apart from Hartford's general corporate assets. Records are maintained of all purchases and redemptions of Fund shares held in each of the Sub-Accounts.

                         INDEPENDENT PUBLIC ACCOUNTANTS

The audited financial statements included in this registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports. Reference is made to the report on the statutory financial statements of Hartford Life and Annuity Insurance Company which states the statutory financial statements are presented in accordance with statutory accounting practices prescribed or permitted by the National Association of Insurance Commissioners and the State of Connecticut Insurance Department, and are not presented in accordance with generally accepted accounting principles. The principal business address of Arthur Andersen LLP is One Financial Plaza, Hartford, Connecticut 06103.

                            DISTRIBUTION OF CONTRACTS

Hartford Securities Distribution Company, Inc. ("HSD") serves as Principal Underwriter for the securities issued with respect to the Separate Account. HSD is an affiliate of Hartford. Both HSD and Hartford are ultimately controlled by The Hartford Financial Services Group, Inc. The principal business address of HSD is the same as that of Hartford.

The securities will be sold by salesperson of HSD who represent Hartford as insurance and variable annuity agents and who are registered representatives of Broker-Dealers who have entered into distribution agreements with HSD.

HSD is registered with the Commission under the Securities Exchange Act of 1934 as a Broker-Dealer and is a member of the National Association of Securities Dealers, Inc.

Commissions will be paid by Hartford and will not be more than 6% of premium payments. From time to time, Hartford may pay or permit other promotional incentives, in cash or credit or other compensation.

Broker-dealers or financial institutions are compensated according to a schedule set forth by HSD and any applicable rules or regulations for variable insurance compensation. Compensation is generally based on premium payments made by policyholders or contract owners. This compensation is usually paid from the sales charges described in the prospectus.

In addition, a broker-dealer or financial institution may also receive additional compensation for, among other things, training, marketing or other services provided. HSD, its affiliates or Hartford may also make compensation arrangements with certain broker-dealers or financial institutions based on total sales by the broker-dealer or financial institution of insurance products. These payments, which may be different for different broker-dealers or financial institutions, will be made by HSD, its affiliates or Hartford out of their own assets and will not effect the amounts paid by the policyholders or contract owners to purchase, hold or Surrender variable insurance products.

Hartford currently pays HSD underwriting commissions for its role as Principal Underwriter of all variable annuities associated with this Separate Account. For the past three years, the aggregate dollar amount of underwriting commissions paid to and retained by HSD in its role as Principal Underwriter has been: 1998: $107,925,386, 1997: $134,304,585 and 1996:
$118,242,027. HSD has retained none of these commissions.

                         CALCULATION OF YIELD AND RETURN

YIELD OF THE MONEY MARKET FUND SUB-ACCOUNT. As summarized in the prospectus under the heading "Performance Related Information," the yield of the Money Market Fund Sub-Account for a seven-day period (the "base period") will be computed by determining the "net change in value" (calculated as set forth below) of a hypothetical account having a balance of one accumulation unit of the Sub-Account at the beginning of the period, subtracting a hypothetical charge reflecting deductions from Contract Owner accounts, and dividing the difference by the value of the account at the beginning of the base period to obtain the base period return, and then multiplying the base period return by 365/7 with the resulting yield figure carried to the nearest hundredth of one percent. Net changes in value of a hypothetical account will include net investment income of the account (accrued daily dividends as declared by the underlying funds, less daily expense charges of the account) for the period, but will not include realized gains or losses or unrealized appreciation or depreciation on the underlying fund shares.

The effective yield is calculated by compounding the base period return by adding 1, raising the sum to a power equal to 365/7 and subtracting 1 from the result, according to the following formula:

                                                365/7
     Effective Yield = [(Base Period Return + 1)     ] - 1

THE MONEY MARKET FUND SUB-ACCOUNT'S YIELD AND EFFECTIVE YIELD WILL VARY IN RESPONSE TO FLUCTUATIONS IN INTEREST RATES AND IN THE EXPENSES OF THE SUB-ACCOUNT. THE CURRENT YIELD AND EFFECTIVE YIELD REFLECT RECURRING CHARGES ON THE SEPARATE ACCOUNT LEVEL, INCLUDING THE MAXIMUM ANNUAL MAINTENANCE FEE.

The yield and effective yield for the seven-day period ending December 31, 1998 for the Money Market Fund Sub-Account was as follows ($30 Annual Maintenance Fee):

-------------------------------------------------------------------------------
SUB-ACCOUNT                   YIELD                            EFFECTIVE YIELD
-------------------------------------------------------------------------------
Money Market*                 3.52%                                 3.59%
-------------------------------------------------------------------------------

*Yield and effective yield for the seven day period ending December 31, 1998.

YIELDS OF BOND FUND, HIGH YIELD FUND, AND MORTGAGE SECURITIES FUND SUB-ACCOUNTS. As summarized in the prospectus under the heading "Performance Related Information," yields of the above Sub-Accounts will be computed by annualizing a recent month's net investment income, divided by a Fund share's net asset value on the last trading day of that month. Net changes in the value of a hypothetical account will assume the change in the underlying mutual fund's "net asset value per share" for the same period in addition to the daily expense charge assessed, at the sub-account level for the respective period. The Sub-Accounts' yields will vary from time-to-time depending upon market conditions and, the composition of the underlying funds' portfolios. Yield should also be considered relative to changes in the value of the Sub-Accounts' shares and to the relative risks associated with the investment objectives and policies of the underlying Fund.

THE YIELD REFLECTS RECURRING CHARGES ON THE SEPARATE ACCOUNT LEVEL, INCLUDING THE ANNUAL MAINTENANCE FEE.

Yield calculations of the Sub-Accounts used for illustration purposes reflect the interest earned by the Sub-Accounts, less applicable asset charges assessed against a Contract Owner's account over the base period. Yield quotations based on a 30-day period were computed by dividing the dividends and interest earned during the period by the maximum offering price per unit on the last day of the period, according to the following formula:

Example:

                                                             6
Current Yield Formula for the Sub-Account  2[((A-B)/(CD) + 1)  - 1]

Where   A = Dividends and interest earned during the period.
        B = Expenses accrued for the period (net of reimbursements).
        C = The average daily number of units outstanding during the period that were entitled to receive dividends.
        D = The maximum offering price per unit on the last day of the period.

At any time in the future, yields and total return may be higher or lower than past yields and there can be no assurance that any historical results will continue.

The method of calculating yields described above for these Sub-Accounts differs from the method used by the Sub-Accounts prior to May 1, 1988. The denominator of the fraction used to calculate yield was previously the average unit value for the period calculated. That denominator will hereafter be the unit value of the Sub-Accounts on the last trading day of the period calculated.

-------------------------------------------------------------------------------
SUB-ACCOUNT                                                           YIELD
-------------------------------------------------------------------------------
Bond**                                                                4.61%
-------------------------------------------------------------------------------
High Yield**                                                          7.56%
-------------------------------------------------------------------------------
Mortgage Securities**                                                 4.84%
-------------------------------------------------------------------------------

**Yield quotation based on a 30-day period ended December 31, 1998.

CALCULATION OF TOTAL RETURN. As summarized in the prospectus under the heading "Performance Related Information," total return is a measure of the change in value of an investment in a Sub-Account over the period covered. The formula for total return used herein includes three steps: (1) calculating the value of the hypothetical initial investment of $1,000 as of the end of the period by multiplying the total number of units owned at the end of the period by the unit value per unit on the last trading day of the period; (2) assuming redemption at the end of the period and deducting any applicable contingent deferred sales charge and (3) dividing this account value for the hypothetical investor by the initial $1,000 investment and annualizing the result for periods of less than one year. Total return will be calculated for one year, five years and ten years or some other relevant periods if a Sub-Account has not been in existence for at least ten years.

The following are the standardized average annual total return quotations for the Sub-Accounts for the fiscal year ended December 31, 1998.

                        STANDARDIZED AVERAGE ANNUAL TOTAL RETURN FOR YEAR ENDED DECEMBER 31, 1998

--------------------------------- -------------- -------------- --------------- ---------------- ------------------
SUB-ACCOUNT                         INCEPTION       1 YEAR          5 YEAR          10 YEAR       SINCE INCEPTION
                                      DATE
--------------------------------- -------------- -------------- --------------- ---------------- ------------------
Advisers                             5/20/91        13.11%          13.11%            N/A             11.50%
--------------------------------- -------------- -------------- --------------- ---------------- ------------------
Bond                                 5/20/91        -3.20%           2.25%            N/A              4.35%
--------------------------------- -------------- -------------- --------------- ---------------- ------------------
Capital Appreciation                 5/20/91         4.04%          13.47%            N/A             16.32%
--------------------------------- -------------- -------------- --------------- ---------------- ------------------
Dividend & Growth                    3/8/94          4.97%           N/A              N/A             17.82%
--------------------------------- -------------- -------------- --------------- ---------------- ------------------
Global Leaders                       9/30/98         N/A             N/A              N/A             21.47%
--------------------------------- -------------- -------------- --------------- ---------------- ------------------
Growth and Income                    5/29/98         N/A             N/A              N/A              8.18%
--------------------------------- -------------- -------------- --------------- ---------------- ------------------
High Yield                           9/30/98         N/A             N/A              N/A             -6.51%
--------------------------------- -------------- -------------- --------------- ---------------- ------------------
Index                                5/20/91        16.47%          19.00%            N/A             15.12%
--------------------------------- -------------- -------------- --------------- ---------------- ------------------
International Advisers               3/1/95          1.94%           N/A              N/A              6.90%
--------------------------------- -------------- -------------- --------------- ---------------- ------------------
International Opportunities          5/20/91         1.72%           2.48%            N/A              5.11%
--------------------------------- -------------- -------------- --------------- ---------------- ------------------
MidCap                               7/30/97        15.00%           N/A              N/A             16.89%
--------------------------------- -------------- -------------- --------------- ---------------- ------------------
Money Market                         5/20/91        -6.04%           0.04%            N/A              0.20%
--------------------------------- -------------- -------------- --------------- ---------------- ------------------
Mortgage Securities                  5/20/91        -4.61%           1.94%            N/A              3.17%
--------------------------------- -------------- -------------- --------------- ---------------- ------------------
Small Company                        8/9/96          0.23%           N/A              N/A              8.61%
--------------------------------- -------------- -------------- --------------- ---------------- ------------------
Stock                                5/20/91        21.82%          19.02%            N/A             15.53%
--------------------------------- -------------- -------------- --------------- ---------------- ------------------

                        STANDARDIZED AVERAGE ANNUAL TOTAL RETURN FOR YEAR ENDED DECEMBER 31, 1998
                                              WITH 15 BPS DEATH OPTION

--------------------------------- -------------- -------------- --------------- ---------------- ------------------
SUB-ACCOUNT                         INCEPTION       1 YEAR          5 YEAR          10 YEAR       SINCE INCEPTION
                                      DATE
--------------------------------- -------------- -------------- --------------- ---------------- ------------------
Advisers                             5/20/91        12.92%         12.92%            N/A             11.32%
--------------------------------- -------------- -------------- --------------- ---------------- ------------------
Bond                                 5/20/91        -3.36%          2.07%            N/A             11.02%
--------------------------------- -------------- -------------- --------------- ---------------- ------------------
Capital Appreciation                 5/20/91         3.87%         13.29%            N/A             16.14%
--------------------------------- -------------- -------------- --------------- ---------------- ------------------
Dividend & Growth                    3/8/94          4.80%          N/A              N/A             17.64%
--------------------------------- -------------- -------------- --------------- ---------------- ------------------
Global Leaders                       9/30/98         N/A            N/A              N/A             21.42%
--------------------------------- -------------- -------------- --------------- ---------------- ------------------
Growth and Income                    5/29/98         N/A            N/A              N/A              8.07%
--------------------------------- -------------- -------------- --------------- ---------------- ------------------
High Yield                           9/30/98         N/A            N/A              N/A             -6.55%
--------------------------------- -------------- -------------- --------------- ---------------- ------------------
Index                                5/20/91        16.28%         18.81%            N/A             14.93%
--------------------------------- -------------- -------------- --------------- ---------------- ------------------
International Advisers               3/1/95          1.77%          N/A              N/A              6.72%
--------------------------------- -------------- -------------- --------------- ---------------- ------------------
International Opportunities          5/20/91         1.56%          2.30%            N/A              4.94%
--------------------------------- -------------- -------------- --------------- ---------------- ------------------
MidCap                               7/30/97        14.82%          N/A              N/A             16.70%
--------------------------------- -------------- -------------- --------------- ---------------- ------------------
Money Market                         5/20/91        -6.19%         -0.13%            N/A              0.03%
--------------------------------- -------------- -------------- --------------- ---------------- ------------------
Mortgage Securities                  5/20/91        -4.77%          1.77%            N/A              3.00%
--------------------------------- -------------- -------------- --------------- ---------------- ------------------
Small Company                        8/9/96          0.07%          N/A              N/A              8.43%
--------------------------------- -------------- -------------- --------------- ---------------- ------------------
Stock                                5/20/91        21.62%         18.83%            N/A             15.34%
--------------------------------- -------------- -------------- --------------- ---------------- ------------------

In addition to the standardized total return, the Sub-Account may advertise a non-standardized total return. This figure will usually be calculated for one year, five years, and ten years or other periods. Non-standardized total return is measured in the same manner as the standardized total return described above, except that the contingent deferred sales charge and the Annual Maintenance Fee are not deducted and the time periods used to calculate return are based on the inception date of the underlying Funds. Therefore, non-standardized total return for a Sub-Account is higher than standardized total return for a Sub-Account.

The following are the non-standardized annualized total return quotations for the Sub-Accounts for the fiscal year ended December 31, 1998.

     NON-STANDARDIZED ANNUALIZED TOTAL RETURN THAT PRE-DATE THE INCEPTION DATE OF THE SEPARATE ACCOUNT
                                     FOR YEAR ENDED DECEMBER 31, 1998

--------------------------------- -------------- -------------- --------------- ---------------- ------------------
SUB-ACCOUNT                         INCEPTION       1 YEAR          5 YEAR          10 YEAR       SINCE INCEPTION
                                      DATE
--------------------------------- -------------- -------------- --------------- ---------------- ------------------
Advisers                             3/31/83        23.11%          16.24%          13.66%            N/A
--------------------------------- -------------- -------------- --------------- ---------------- ------------------
Bond                                 8/31/77         6.80%           5.92%           7.51%            N/A
--------------------------------- -------------- -------------- --------------- ---------------- ------------------
Capital Appreciation                 4/2/84         14.04%          16.43%          17.08%            N/A
--------------------------------- -------------- -------------- --------------- ---------------- ------------------
Dividend & Growth                    3/8/94         14.97%           N/A             N/A             20.65%
--------------------------------- -------------- -------------- --------------- ---------------- ------------------
Global Leaders                       9/30/98         N/A             N/A             N/A             31.47%
--------------------------------- -------------- -------------- --------------- ---------------- ------------------
Growth and Income                    5/29/98         N/A             N/A             N/A             18.18%
--------------------------------- -------------- -------------- --------------- ---------------- ------------------
High Yield                           9/30/98         N/A             N/A             N/A              3.49%
--------------------------------- -------------- -------------- --------------- ---------------- ------------------
Index                                5/1/87         26.47%          21.84%          16.89%            N/A
--------------------------------- -------------- -------------- --------------- ---------------- ------------------
International Advisers               3/1/95         11.94%           N/A             N/A             10.68%
--------------------------------- -------------- -------------- --------------- ---------------- ------------------
International Opportunities          7/2/90         11.72%           6.12%           N/A              6.00%
--------------------------------- -------------- -------------- --------------- ---------------- ------------------
MidCap                               7/30/97        25.00%           N/A             N/A             24.85%
--------------------------------- -------------- -------------- --------------- ---------------- ------------------
Money Market                         6/30/80         3.96%           3.79%           4.21%            N/A
--------------------------------- -------------- -------------- --------------- ---------------- ------------------
Mortgage Securities                  1/1/85          5.39%           5.59%           6.93%            N/A
--------------------------------- -------------- -------------- --------------- ---------------- ------------------
Small Company                        8/9/96         10.23%           N/A             N/A             14.20%
--------------------------------- -------------- -------------- --------------- ---------------- ------------------
Stock                                8/31/77        31.82%          21.93%          17.01%            N/A
--------------------------------- -------------- -------------- --------------- ---------------- ------------------

      NON-STANDARDIZED ANNUALIZED TOTAL RETURN THAT PRE-DATE THE INCEPTION DATE OF THE SEPARATE ACCOUNT
                                   FOR YEAR ENDED DECEMBER 31, 1998
                                       WITH 15 BPS DEATH OPTION

--------------------------------- -------------- -------------- --------------- ---------------- ------------------
SUB-ACCOUNT                         INCEPTION       1 YEAR          5 YEAR          10 YEAR       SINCE INCEPTION
                                      DATE
--------------------------------- -------------- -------------- --------------- ---------------- ------------------
Advisers                             3/31/83        22.92%          16.06%          13.49%            N/A
--------------------------------- -------------- -------------- --------------- ---------------- ------------------
Bond                                 8/31/77         6.64%           5.76%           7.34%            N/A
--------------------------------- -------------- -------------- --------------- ---------------- ------------------
Capital Appreciation                 4/2/84         13.87%          16.25%          16.91%            N/A
--------------------------------- -------------- -------------- --------------- ---------------- ------------------
Dividend & Growth                    3/8/94         14.80%           N/A             N/A             20.48%
--------------------------------- -------------- -------------- --------------- ---------------- ------------------
Global Leaders                       9/30/98         N/A             N/A             N/A             31.42%
--------------------------------- -------------- -------------- --------------- ---------------- ------------------
Growth and Income                    5/29/98         N/A             N/A             N/A             18.07%
--------------------------------- -------------- -------------- --------------- ---------------- ------------------
High Yield                           9/30/98         N/A             N/A             N/A              3.45%
--------------------------------- -------------- -------------- --------------- ---------------- ------------------
Index                                5/1/87         26.28%          21.66%          16.72%            N/A
--------------------------------- -------------- -------------- --------------- ---------------- ------------------
International Advisers               3/1/95         11.77%           N/A             N/A             10.52%
--------------------------------- -------------- -------------- --------------- ---------------- ------------------
International Opportunities          7/2/90         11.56%           5.96%           N/A              5.84%
--------------------------------- -------------- -------------- --------------- ---------------- ------------------
MidCap                               7/30/97        24.82%           N/A             N/A             24.66%
--------------------------------- -------------- -------------- --------------- ---------------- ------------------
Money Market                         6/30/80         3.81%           3.64%           4.05%            N/A
--------------------------------- -------------- -------------- --------------- ---------------- ------------------
Mortgage Securities                  1/1/85          5.23%           5.43%           6.77%            N/A
--------------------------------- -------------- -------------- --------------- ---------------- ------------------
Small Company                        8/9/96         10.07%           N/A             N/A             14.03%
--------------------------------- -------------- -------------- --------------- ---------------- ------------------
Stock                                8/31/77        31.62%          21.75%          16.84%            N/A
--------------------------------- -------------- -------------- --------------- ---------------- ------------------

                             PERFORMANCE COMPARISONS

YIELD AND TOTAL RETURN. Each Sub-Account may from time-to-time include its total return in advertisements or in information furnished to present or prospective shareholders. Each Sub-Account may from time-to-time include its yield and total return in advertisements or information furnished to present or prospective shareholders. Each Sub-Account may from time-to-time include in advertisements its total return (and yield in the case of certain Sub-Accounts) the ranking of those performance figures relative to such figures for groups of other annuities analyzed by Lipper Analytical Services and Morningstar, Inc. as having the same investment objectives.

The total return and yield may also be used to compare the performance of the Sub-Accounts against certain widely acknowledged outside standards or indices for stock and bond market performance. The Standard & Poor's Composite Index of 500 Stocks (the "S&P 500") is a market value-weighted and unmanaged index showing the changes in the aggregate market value of 500 stocks relative to the base period 1941-43. The S&P 500 is composed almost entirely of common stocks of companies listed on the New York Stock Exchange, although the common stocks of a few companies listed on the American Stock Exchange or traded over-the-counter are included. The 500 companies represented include 400 industrial, 60 transportation and 40 financial services concerns. The S&P 500 represents about 80% of the market value of all issues traded on the New York Stock Exchange.

The NASDAQ-OTC Composite Price Index (The "NASDAQ Index") is a market value-weighted and unmanaged index showing the changes in the aggregate market value of approximately 3,500 stocks relative to the base measure of
100.00 on February 5, 1971. The NASDAQ Index is composed entirely of common stocks of companies traded over-the-counter and often through the National Association of Securities Dealers Automated Quotations ("NASDAQ") system. Only those over-the-counter stocks having only one market maker or traded on exchanges are excluded.

The Morgan Stanley Capital International EAFE Index (the "EAFE Index") is an unmanaged index, which includes over 1,000 companies representing the stock markets of Europe, Australia, New Zealand, and the Far East. The EAFE Index is weighted by market capitalization, and therefore, it has a heavy representation in countries with large stock markets, such as Japan.

The Shearson Lehman Government Bond Index (the "SL Government Index") is a measure of the market value of all public obligations of the U.S. Treasury; all publicly issued debt of all agencies of the U.S. Government and all quasi-federal corporations; and all corporate debt guaranteed by the U.S. Government. Mortgage-backed securities, flower bonds and foreign targeted issues are not included in the SL Government Index.

The Shearson Lehman Government/Corporate Bond Index (the "SL Government/Corporate Index") is a measure of the market value of approximately 5,300 bonds with a face value currently in excess of $1.3 trillion. To be included in the SL Government/Corporate Index, an issue must have amounts outstanding in excess of $1 million, have at least one year to maturity and be rated "Baa" or higher ("investment grade") by a nationally recognized rating agency.

The Composite Index for Hartford Advisers Fund is comprised of the S&P 500 (55%), the Lehman Government/Corporate Bond Index (35%), both mentioned above, and 90 Day U.S. Treasury Bills (10%).

                              THE DIRECTOR SELECT
                               VARIABLE ANNUITY
                             SEPARATE ACCOUNT ONE
                  HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
                                 P.O. BOX 5085
                       HARTFORD, CONNECTICUT 06102-5085
                      Telephone: 1-800-862-6668 (Contract
                                    Owners)
[LOGO]            1-800-862-7155 (Investment Representatives)

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------


This Prospectus describes information you should know before you purchase Series II of The Director SELECT variable annuity. Please read it carefully.



The Director SELECT variable annuity is a Contract between you and Hartford Life and Annuity Insurance Company where you agree to make at least one payment to us and we agree to make a series of annuity payments to you at a later date. This annuity is a flexible premium, tax-deferred, variable annuity offered to both individuals and groups. It is:



X  Flexible, because you may add premium payments at any time.



X Tax-deferred, which means you don't pay taxes until you take money out or until we start to make annuity payments to you.



X Variable, because the value of your annuity will fluctuate with the performance of the underlying funds.



At purchase, you allocate your premium payment, which is any purchase payment less any Premium Taxes, to "Sub-Accounts". These are subdivisions of our Separate Account, an account that keeps your annuity assets separate from our company assets. The Sub-Accounts then purchase shares of mutual funds set up exclusively for variable annuity or variable life insurance products. These funds are not the same mutual funds that you buy through your stockbroker or through a retail mutual fund. They may have similar investment strategies and the same portfolio managers as retail mutual funds. This annuity offers you funds with investment strategies ranging from conservative to aggressive and you may pick those funds that meet your investment goals and risk tolerance. The Sub-Accounts and the funds are listed below:



- Mentor Perpetual International Sub-Account which purchases shares of Mentor VIP Perpetual Portfolio of the Mentor Variable Investment Portfolio.



- Mentor Capital Growth Sub-Account which purchases shares of Mentor VIP Capital Growth Portfolio of the Mentor Variable Investment Portfolios.



- Mentor Growth Sub-Account which purchases shares of Mentor VIP Growth Portfolio of the Mentor Variable Investment Portfolios.



- Advisers Sub-Account which purchases shares of Class IA of Hartford Advisers HLS Fund, Inc.



- Bond Sub-Account which purchases shares of Class IA of Hartford Bond HLS Fund, Inc.



- Capital Appreciation Sub-Account which purchases shares of Class IA of Hartford Capital Appreciation HLS Fund, Inc.



- Dividend and Growth Sub-Account which purchase shares of Class IA of Hartford Dividend and Growth HLS Fund, Inc.



- Global Leaders Sub-Account which purchases shares of Class IA of Hartford Global Leaders HLS Fund



- Growth and Income Sub-Account which purchases shares of Class IA of Hartford Growth and Income HLS Fund



- High Yield Sub-Account which purchases shares of class IA of Hartford High Yield HLS Fund



- Index Sub-Account which purchases shares of Class IA of Hartford Index HLS Fund, Inc.



- International Advisers Sub-Account which purchases shares of Class IA of Hartford International Advisers HLS Fund, Inc.



- International Opportunities Sub-Account which purchases shares of Class IA of Hartford International Opportunities HLS Fund, Inc.



- MidCap Sub-Account which purchases shares of Class IA of Hartford MidCap HLS Fund, Inc.



- Money Market Sub-Account which purchases shares of Class IA of Hartford Money Market HLS Fund, Inc.



- Mortgage Securities Sub-Account which purchases shares of Class IA of Hartford Mortgage Securities HLS Fund, Inc.



- Small Company Sub-Account which purchases shares of Class IA of Hartford Small Company HLS Fund, Inc.



- Stock Sub-Account which purchases shares of Class IA of Hartford Stock HLS Fund, Inc.

You may also allocate some or all of your premium payment to one of the "Fixed Accumulation Features", which pays an interest rate guaranteed for a certain time period from the time the payment is made. Premium payments put in a Fixed Accumulation Feature are not segregated from our company assets like the assets of the Separate Account.



If you decide to buy this annuity, you should keep this prospectus for your records. You can also call us at 1-800-862-6668 to get a Statement of Additional Information, free of charge. The Statement of Additional Information contains more information about this annuity and, like this prospectus, is filed with the Securities and Exchange Commission. We have included the Table of Contents for the Statement of Additional Information at the end of this Prospectus.



Although we file the Prospectus and the Statement of Additional Information with the Securities and Exchange Commission, the Commission doesn't approve or disapprove these securities or determine if the information is truthful or complete. Anyone who represents that the Securities and Exchange Commission does these things may be guilty of a criminal offense.



This Prospectus and the Statement of Additional Information can also be obtained from the Securities and Exchange Commissions' website (HTTP://WWW.SEC.GOV).



This annuity IS NOT:



 -  A bank deposit or obligation



 -  Federally insured



 -  Endorsed by any bank or governmental agency



This annuity may not be available for sale in all states.

--------------------------------------------------------------------------------

PROSPECTUS DATED: MAY 3, 1999
STATEMENT OF ADDITIONAL INFORMATION DATED: MAY 3, 1999

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY                                    3
--------------------------------------------------------------------------------


                               TABLE OF CONTENTS



                                                                         PAGE
                                                                         ----
 GLOSSARY OF SPECIAL TERMS.............................................    4
 FEE TABLE SUMMARY.....................................................    5
 SUMMARY...............................................................    8
 HARTFORD LIFE AND ANNUITY INSURANCE COMPANY...........................   10
 THE SEPARATE ACCOUNT..................................................   10
 THE FUNDS.............................................................   10
 PERFORMANCE RELATED INFORMATION.......................................   13
 THE FIXED ACCUMULATION FEATURES.......................................   13
 THE CONTRACT..........................................................   14
   Contract Value -- Before The Annuity Commencement Date..............   15
   Contract Value Transfers Before And After The Annuity Commencement
    Date...............................................................   16
   Surrenders..........................................................   16
   Contract Charges....................................................   17
   Death Benefits......................................................   19
 SETTLEMENT PROVISIONS.................................................   21
   Annuity Payments....................................................   22
   Other Information...................................................   24
 FEDERAL TAX CONSIDERATIONS............................................   24
   A. General..........................................................   24
   B. Taxation Of Hartford And The Separate Account....................   24
   C. Taxation Of Annuities -- General Provisions Affecting Purchasers
    Other Than Qualified Retirement Plans..............................   24
   D. Federal Income Tax Withholding...................................   27
   E. General Provisions Affecting Qualified Retirement Plans..........   27
   F. Annuity Purchases By Nonresident Aliens And Foreign
    Corporations.......................................................   28
 MISCELLANEOUS.........................................................   28
   How Contracts Are Sold..............................................   28
   Year 2000...........................................................   28
   Legal Matters.......................................................   29
   Experts.............................................................   29
   More Information....................................................   29
 APPENDIX I -- INFORMATION REGARDING TAX-QUALIFIED PLANS...............   30
 APPENDIX II -- OPTIONAL DEATH BENEFIT -- EXAMPLES.....................   33
 TABLE OF CONTENTS TO STATEMENT OF ADDITIONAL INFORMATION..............   34

4                                    HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
--------------------------------------------------------------------------------


                           GLOSSARY OF SPECIAL TERMS



ACCOUNT: Any of the Sub-Accounts or Fixed Accumulation Features.



ACCUMULATION UNIT: A unit of measure we use to calculate values before we begin to make annuity payments to you.



ADMINISTRATIVE OFFICE: Located at 200 Hopmeadow Street, Simsbury, CT 06089. The mailing address is Post Office Box 5085, Hartford, CT 06104-5085.



ANNIVERSARY VALUE: The value equal to the Contract Value as of a Contract Anniversary, increased by the dollar amount of any premium payments made since that anniversary and reduced by the dollar amount of any partial Surrenders since that anniversary.



ANNUAL MAINTENANCE FEE: An annual $30 charge for annuities having a value of less than $50,000 on the most recent Contract Anniversary or when the annuity is Surrendered in full. The charge is deducted proportionately from the funds in use at the time.



ANNUITANT: The person on whose life the Contract is based. The Annuitant may not be changed.



ANNUITY: A Contract issued by us that provides, in exchange for premium payments, a series of annuity payments.



ANNUITY CALCULATION DATE: The date we calculate your first annuity payment.



ANNUITY COMMENCEMENT DATE: The date we start to make annuity payments to you.



ANNUITY UNIT: A unit of measure we use to calculate the value of the annuity payments we make to you.



ASSUMED INVESTMENT RETURN ("AIR"): The investment return, either 3%, 5% or 6%, which we base your variable dollar amount payments on. You select the AIR before we start to make annuity payments.



BENEFICIARY: The person or persons you designate to receive payment of the death benefit upon the death of the Contract Owner.



CODE: The Internal Revenue Code of 1986, as amended.



CONTINGENT ANNUITANT: The person you may designate to become the Annuitant if the original Annuitant dies before we begin making annuity payments.



CONTRACT: The contract is the individual Annuity contract and any endorsements or riders. If you have a group annuity, you will receive a certificate rather than a contract.



CONTRACT ANNIVERSARY: The annual anniversary of the date we issued your annuity. If your contract anniversary falls on a day that is not a Valuation Day, then the next Valuation Day will be your Contract Anniversary for that year.



CONTRACT OWNER(S) OR YOU: The owner(s) or holder(s) of this Annuity.



CONTRACT VALUE: The total value of your Annuity that we get by adding up the value of each of your Sub-Accounts and Fixed Accumulation Features on any Valuation Day.



CONTRACT YEAR: The 12 months following the date you purchased your annuity and from any Contract Anniversary.



DOLLAR COST AVERAGING ("DCA"): Systematic transfers from one Account to another.



DCA PROGRAM FIXED ACCUMULATION FEATURES: Fixed Accumulation Features we establish to use for dollar cost averaging programs. These are part of our General Account.



DEATH BENEFIT: The amount we pay when the Contract Owner or the Annuitant dies.



DUE PROOF OF DEATH: A certified copy of a death certificate, an order of a court of competent jurisdiction, or any other proof acceptable to us.



FIXED ACCUMULATION FEATURE: This is an account that is part of our General Account. You may allocate all or a portion of your premium payments or transfer of Contract Value to this account.



FUNDS: The Funds described in this Prospectus or any supplements to the Prospectus.



GENERAL ACCOUNT: Our General Account that includes our company assets and your annuity assets allocated to any of the Fixed Accumulation Features or DCA Program Fixed Accumulation Features.



HARTFORD OR WE: Hartford Life and Annuity Insurance Company.



INTEREST ACCUMULATION VALUE: This is the amount which we use for the purpose of calculating the optional interest accumulation death benefit.



MAXIMUM ANNIVERSARY VALUE: This is the highest Anniversary Value prior the deceased's 81st birthday or the date of death, if earlier.



PAYEE: The person or party designated by you to receive annuity payments.



PREMIUM TAX: A tax charged by a state or municipality on premium payments.



SEPARATE ACCOUNT: An account that we establish to separate the assets for your annuity Sub-Accounts from our company assets. Hartford Life and Annuity Insurance Company Separate Account One.



SUB-ACCOUNT: Divisions established within the Separate Account.



SURRENDER: A complete or partial withdrawal or distribution from your annuity.



SURRENDER VALUE: What we pay you if you terminate your annuity before we begin to make annuity payments.



VALUATION DAY: Every day the New York Stock Exchange is open for trading. The value of the Separate Account is determined as of the close of the New York Stock Exchange (generally 4:00 p.m. Eastern Time).



VALUATION PERIOD: The period between the close of business on successive Valuation Days.

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY                                    5
--------------------------------------------------------------------------------


                                   FEE TABLE
                                    SUMMARY



                        Contract Owner Transaction Expenses
                               (All Sub-Accounts)



 Sales Load Imposed on Purchases (as a percentage of premium
   payments).......................................................    None
 Exchange Fee......................................................        $0
 Contingent Deferred Sales Charge (as a percentage of amounts
   Surrendered)(1)
     First Year (2)................................................       7%
     Second Year...................................................       6%
     Third Year....................................................       6%
     Fourth Year...................................................       5%
     Fifth Year....................................................       4%
     Sixth Year....................................................       3%
     Seventh Year..................................................       2%
     Eighth Year...................................................       0%
 Annual Maintenance Fee (3)........................................     $30
 Annual Expenses -- Separate Account (as a percentage of daily
   Sub-Account value)
     Mortality and Expense Risk....................................    1.25%
 Optional Charges
     Optional Interest Accumulation Death Benefit (as a percentage
      of daily Sub-Account value)..................................     .15%


---------

(1) The Contingent Deferred Sales Charge is not assessed on partial Surrenders which do not exceed 15% of premium payments each Contract year, on a non-cumulative basis.



(2) Length of time from each premium payment.



(3) The Annual Maintenance Fee is a single $30 charge deducted on each Contract Anniversary or upon Surrender if the Contract Value is less than $50,000. It is deducted proportionally from the investment options in use at the time of the charge.



    The purpose of this table is to assist you in understanding various costs and expenses that your will bear directly or indirectly. The table reflects expenses of the Separate Account and underlying Funds. We will deduct any Premium Taxes that apply.



                         Annual Fund Operating Expenses
                    (as a percentage of average net assets)



                                                                              TOTAL FUND
                                                    MANAGEMENT                OPERATING
                                                    FEES (WITH     OTHER       EXPENSES
                                                     WAIVERS)     EXPENSES  (WITH WAIVERS)
                                                  --------------  --------  --------------
 Mentor VIP Perpetual International Portfolio
   (1)...........................................     1.000%       0.600%       1.600%
 Mentor VIP Capital Growth Portfolio (1).........     0.800%       0.270%       1.070%
 Mentor VIP Growth Portfolio (1).................     0.700%       0.270%       0.970%
 Hartford Bond HLS Fund..........................     0.482%       0.021%       0.503%
 Hartford Stock HLS Fund.........................     0.439%       0.018%       0.457%
 Hartford Money Market HLS Fund..................     0.433%       0.015%       0.448%
 Hartford Advisers HLS Fund......................     0.616%       0.018%       0.634%
 Hartford Capital Appreciation HLS Fund..........     0.623%       0.019%       0.642%
 Hartford Mortgage Securities HLS Fund...........     0.432%       0.030%       0.462%
 Hartford Index HLS Fund.........................     0.382%       0.019%       0.401%
 Hartford International Opportunities HLS Fund...     0.681%       0.090%       0.771%
 Hartford Dividend & Growth HLS Fund.............     0.641%       0.018%       0.659%
 Hartford International Advisers HLS Fund........     0.755%       0.108%       0.863%
 Hartford MidCap HLS Fund........................     0.759%       0.034%       0.793%
 Hartford Small Company HLS Fund.................     0.753%       0.040%       0.772%
 Hartford Growth and Income HLS Fund (2).........     0.767%       0.040%       0.807%
 Hartford Global Leaders HLS Fund (2)............     0.487%       0.120%       0.607%
 Hartford High Yield HLS Fund (2)................     0.487%       0.035%       0.522%


---------

(1) Each of the Mentor VIP Perpetual International Portfolio, Mentor VIP Capital Growth Portfolio and Mentor VIP Growth Portfolio has adopted a distribution plan pursuant to Rule 12b-1 under the Investment Company Act of 1940, as

6                                    HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
--------------------------------------------------------------------------------


    amended. Under the plans, a Portfolio may pay fees at an annual rate up to 0.25% of the Portfolio's average daily net assets. None of the Portfolios currently make payment under the plans, though they may do so at any time in the future.



(2) Hartford Global Leaders HLS Fund and Hartford High Yield HLS Fund are new Funds. "Total Fund Operating Expenses" are based on annualized estimates of such expenses to be incurred in the current fiscal year. HL Investment Advisors, LLC has agreed to waive its fees for these until the assets of the Funds (excluding assets contributed by companies affiliated with HL Investment Advisors, LLC) reach $20 million. Absent this waiver, the Management Fee and Total Fund Operating Expenses would be:



                                                                             TOTAL FUND
                                        MANAGEMENT FEES  OTHER EXPENSES  OPERATING EXPENSES
                                        ---------------  --------------  ------------------
    Hartford Global Leaders HLS Fund...      0.775%          0.120%            0.810%
    Hartford High Yield HLS Fund.......      0.775%          0.035%            0.895%



EXAMPLE



    The following example assumes that the Optional Interest Accumulation Death Benefit was elected:


                               If you surrender your Contract    If you annuitize your Contract    If you do not surrender your
                               at the end of the applicable      at the end of the applicable      Contract, you would pay the
                               time period you would pay the     time period you would pay the     following expenses on a $1,000
                               following expenses on a $1,000    following expenses on a $1,000    investment, assuming a 5%
                               investment, assuming a 5%         investment, assuming a 5%         annual return on assets:
                               annual return on assets:          annual return on assets:

 SUB-ACCOUNT                   1 YEAR 3 YEARS 5 YEARS 10 YEARS   1 YEAR 3 YEARS 5 YEARS 10 YEARS   1 YEAR 3 YEARS 5 YEARS 10 YEARS
                               ------ ------- ------- --------   ------ ------- ------- --------   ------ ------- ------- --------
 Mentor VIP Perpetual
   International Portfolio....  $ 94   $ 150   $ 199    $ 341     $ 31   $  95   $ 162    $ 341     $ 31   $  96   $ 163    $ 341
 Mentor VIP Capital Growth
   Portfolio..................    89     134     172      289       25      79     135      289       26      80     136      289
 Mentor VIP Growth
   Portfolio..................    88     131     167      279       24      76     130      278       25      77     131      279
 Bond.........................    83     116     143      231       20      62     106      230       20      62     107      231
 Stock........................    83     115     140      226       19      60     104      225       20      61     104      226
 Money Market.................    83     114     140      225       19      60     103      224       20      60     104      225
 Advisers.....................    84     120     150      224       21      66     113      244       21      66     114      244
 Capital Appreciation.........    85     120     150      245       21      66     113      244       22      66     114      245
 Mortgage Securities..........    83     115     141      226       19      60     104      225       20      61     105      226
 Index........................    82     113     137      220       18      58     101      219       19      59     101      220
 International
   Opportunities..............    86     124     157      259       22      70     120      258       23      70     121      259
 Dividend & Growth............    85     121     151      247       21      66     114      246       22      67     115      247
 International Advisers.......    87     127     161      268       23      73     125      267       24      73     125      268
 MidCap.......................    86     125     158      261       22      71     121      260       23      71     122      261
 Small Company................    86     125     157      259       22      70     120      258       23      71     121      259
 Growth and Income............    86     126     259      262       23      71     122      262       23      72     123      262
 High Yield...................    83     117     N/A      N/A       20      62     N/A      N/A       20      63     N/A      N/A
 Global Leader................    84     119     N/A      N/A       21      65     N/A      N/A       21      65     N/A      N/A



    In the Example, the Annual Maintenance Fee is approximately a 0.06% annual asset charge based on the experience of the Contracts. This Example should not be considered a representation of past or future expenses and actual expenses may be greater or less than those shown.



    Pursuant to requirements of the Investment Company Act of 1940, the Annual Maintenance Fee has been reflected in the Examples by a method intended to show the "average" impact of the Annual Maintenance Fee on an investment in the Separate Account.

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY                                    7
--------------------------------------------------------------------------------


    The following example assumes that the Optional Interest Accumulation Death Benefit was not elected:


                               If you Surrender your Contract    If you annuitize your Contract    If you do not Surrender your
                               at the end of the applicable      at the end of the applicable      Contract, you would pay the
                               time period you would pay the     time period you would pay the     following expenses on a $1,000
                               following expenses on a $1,000    following expenses on a $1,000    investment, assuming a 5%
                               investment, assuming a 5%         investment, assuming a 5%         annual return on assets:
                               annual return on assets:          annual return on assets:

 SUB-ACCOUNT                   1 YEAR 3 YEARS 5 YEARS 10 YEARS   1 YEAR 3 YEARS 5 YEARS 10 YEARS   1 YEAR 3 YEARS 5 YEARS 10 YEARS
                               ------ ------- ------- --------   ------ ------- ------- --------   ------ ------- ------- --------
 Mentor VIP Perpetual
   International..............  $ 93   $ 145   $ 191    $ 327     $ 29   $  91   $ 155    $ 326     $ 30   $  91   $ 155    $ 327
 Mentor VIP Capital Growth....    87     129     164      274       24      74     128      273       23      72     123      274
 Mentor VIP Growth............    86     126     159      264       23      71     123      263       23      72     123      264
 Bond.........................    82     112     135      214       18      57      98      214       19      58      99      214
 Stock........................    81     110     133      209       17      56      96      209       18      56      97      209
 Money Market.................    81     110     132      208       17      55      95      208       18      56      96      208
 Advisers.....................    83     116     142      229       19      61     105      228       20      62     106      229
 Capital Appreciation.........    83     116     142      228       19      61     106      229       20      62     106      229
 Mortgage Securities..........    81     110     133      210       18      56      96      209       18      56      97      210
 Index........................    81     108     130      203       17      54      93      203       18      54      94      203
 International
   Opportunities..............    84     120     149      243       21      65     112      242       21      66     113      243
 Dividend & Growth............    83     116     143      231       20      62     106      230       20      62     107      231
 International Advisers.......    85     123     154      253       22      68     117      252       22      69     118      253
 Small Company................    84     120     149      243       21      65     112      242       21      66     113      243
 MidCap.......................    85     121     150      245       21      66     113      245       22      67     114      245
 Growth and Income............    85     121     151      247       21      66     114      246       22      67     115      247
 High Yield...................    82     112     n/a      n/a       18      57     n/a      n/a       19      58     n/a      n/a
 Global Leaders...............    83     115     n/a      n/a       19      60     n/a      n/a       20      61     n/a      n/a



    In the Example, the Annual Maintenance Fee is approximately a 0.06% annual asset charge based on the experience of the Contracts. This Example should not be considered a representation of past or future expenses and actual expenses may be greater or less than those shown.



    Pursuant to requirements of the Investment Company Act of 1940, the Annual Maintenance Fee has been reflected in the Examples by a method intended to show the "average" impact of the Annual Maintenance Fee on an investment in the Separate Account.

8                                    HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
--------------------------------------------------------------------------------


                                    SUMMARY



HOW DO I PURCHASE THIS ANNUITY?



You must complete our application or order request and submit it to us for approval with your first premium payment. Your first premium payment must be at least $1,000 and subsequent premium payments must be at least $500. The minimum premium payment requirements may differ if you are participating in our automatic investing ("InvestEase-Registered Trademark-") program.



 - For a limited time, usually within ten days after you receive your annuity, you may cancel your annuity without paying a Contingent Deferred Sales Charge. You bear the investment risk for your premium payment prior to our receipt of your request for cancellation.



WHAT TYPE OF SALES CHARGE WILL I PAY?



CONTINGENT DEFERRED SALES CHARGE ("CDSC")



The CDSC covers expenses relating to the sale and distribution of the Contracts, including commissions paid to distributing organizations and the cost of preparing sales literature and other promotional activities.



    We assess a CDSC when you request a full or partial Surrender. The percentage of the CDSC is based on how long each premium payment has been in the Contract. Each premium payment has its own CDSC schedule. Premium payments are Surrendered in the order that they were received. The longer you leave your premium payment in the Contract, the lower the CDSC will be when you Surrender.



    The CDSC is a percentage of the amount Surrendered (not to exceed the total amount of the premium payments made) and equals:



          LENGTH OF
          TIME FROM
           PREMIUM           CDSC
           PAYMENT           CHARGE
          ---------          ---
           1 year            7%
           2 years           6%
           3 years           6%
           4 years           5%
           5 years           4%
           6 years           3%
           7 years           2%
           8 years
           or more           0%



IS THERE AN ANNUAL MAINTENANCE FEE?



Yes. We deduct this $30 fee each year on your Contract Anniversary or when you completely Surrender your annuity, if, on either of those dates, the value of your annuity is less than $50,000.



WHAT CHARGES WILL I PAY ON AN ANNUAL BASIS?



In addition to the Annual Maintenance Fee, you pay two different types of charges each year. The first type of charge is the fee you pay for insurance. This charge is:



    A mortality and expense risk charge that is subtracted daily and is equal to an annual charge of 1.25% of your Contract Value invested in the Funds.



    The second type of charge is the fee you pay for the Funds.



    Currently, fund charges range from 0.401% to 1.600% of the average daily value of the amount you have invested in the fund. See the Annual Operation Expense Table for more complete information and the funds' prospectuses attached to this Prospectus.



    If you elect the Optional Death Benefit, we will deduct an additional charge daily from your Contract Value and is equal to 0.15% per year of your Contract Value invested in the Funds.



CAN I TAKE OUT ANY OF MY MONEY?



You can partially or fully Surrender your Contract subject to a Contingent Deferred Sales Charge (CDSC). You can partially Surrender your Contract without any CDSC applied to the Surrender under the following conditions:



- Surrenders which don't exceed 15% of premium payments per Contract Year (Annual Withdrawal Amount);



- Surrenders made from premium payments invested more than seven years;



- 100% Surrender of earnings after the seventh Contract Year;



- Surrenders under the nursing home waiver (described as Eligible Confinement in the Contract); or



- Surrenders eligible for disability waiver under a group qualified plan.



WILL HARTFORD PAY A DEATH BENEFIT?



Your Contract has a Death Benefit and we offer an Optional Interest Accumulation Death Benefit ("Optional Death Benefit") that you can elect for an additional fee. There is a Death Benefit if the Contract Owner, joint owner or Annuitant, die before we begin to make annuity payments. The Death Benefit will remain invested in the Sub-Accounts according to your last instructions (unless otherwise mutually specified by your Beneficiaries) and will be subject to market fluctuations.

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY                                    9
--------------------------------------------------------------------------------


    IF YOU DO NOT ELECT THE OPTIONAL DEATH BENEFIT, the Death Benefit, which we will calculate as of the date we receive Due Proof of Death, will be the greater of:



1) 100% of the total premium payments you have made to us reduced by any subsequent Surrenders;



2)  The Contract Value of your annuity, or



3)  Your Maximum Anniversary Value, which is described below.



    The Maximum Anniversary Value is based on a series of calculations on Contract Anniversaries, of Contract Values, premium payments and partial Surrenders. We will calculate an Anniversary Value for each Contract Anniversary prior to the deceased's 81st birthday or date of death. The Anniversary Value is equal to the Contract Value as of a Contract Anniversary, increased by the dollar amount of any premium payments made since that anniversary and reduced by the dollar amount of any partial Surrenders since that anniversary. The Maximum Anniversary Value is equal to the greatest Anniversary Value attained from this series of calculations.



    IF YOU ELECT THE OPTIONAL DEATH BENEFIT, the Death Benefit, which we will calculate as of the date we receive Due Proof of Death, will be the greater of:



1) 100% of the total premium payments you have made to us reduced by any subsequent Surrenders;



2)  The Contract Value of your annuity;



3) Your Maximum Anniversary Value, which is the highest Anniversary Value before the deceased's 81st birthday or date of death; or



4)  Your Interest Accumulation Value.



    The INTEREST ACCUMULATION VALUE is calculated by accumulating interest on your premium payments at a rate of 5% per year up to the deceased's 81st birthday or date of death, assuming you have not taken any Surrenders. If you have taken any Surrenders, the 5% will be accumulated on your premium payments, but there will be an adjustment for any of the Surrenders. This adjustment will reduce the Optional Death Benefit proportionally for the Surrenders. The Optional Death Benefit is limited to a maximum of 200% of premium payments, less proportional adjustments for any Surrenders. For examples on how the Optional Death Benefit is calculated see "Appendix II". If you elect the Optional Death Benefit, we will deduct an additional charge daily from your Contract Value equal to .15% of the Sub-Account value.



    SPOUSAL CONTRACT CONTINUATION -- If the Beneficiary is the Contract Owner's spouse, the Contract will continue with the spouse as Contract Owner, unless the spouse elects to receive the Death Benefit as a lump sum payment. If the Contract continues with the spouse as Contract Owner, we will adjust the Contract Value to the amount that we would have paid as the Death Benefit payment, had the spouse elected to receive the Death Benefit as a lump sum payment or as an annuity payment option. This provision will only apply one time for each Contract.



WHAT ANNUITY PAYMENT OPTIONS ARE AVAILABLE?



When you purchase your annuity, you may choose one of the following annuity payment options, or receive a lump sum payment:



    LIFE ANNUITY where we make scheduled payments for the Annuitant's life.



 - Payments under this option stop upon the death of the Annuitant, even if the Annuitant dies after one payment.



    LIFE ANNUITY WITH CASH REFUND where we make payments during the life of the Annuitant and when the Annuitant dies, we pay the remaining value to the Beneficiary. The remaining value is calculated at the time we receive Due Proof of Death by subtracting the annuity payments already made from the Contract Value, less any applicable Premium Taxes, applied to this annuity payment option.



 - This option is only available if you select a variable dollar amount payment with the 5% AIR or fixed dollar amount annuity payments.



    LIFE ANNUITY WITH PAYMENTS FOR A PERIOD CERTAIN where we make payments for the life of the Annuitant but you are at least guaranteed payments for a time period you select which is a minimum of 5 years and a maximum of 100 years minus your annuitant's age.



 - If the Annuitant dies prior to the end of the period selected, we will pay the value of the remaining payments to your Beneficiary, either in a lump sum or we will continue payments until the end of the period selected.



    JOINT AND LAST SURVIVOR ANNUITY where we make payments during the lifetimes of the Annuitant and another designated individual called the Joint Annuitant. At the time of electing this annuity payment option, the Contract Owner may elect reduced payments over the remaining lifetime of the survivor.



 - Payments under this option STOP UPON THE DEATH OF THE ANNUITANT AND JOINT ANNUITANT, even if the Annuitant and Joint Annuitant die after one payment.



    JOINT AND LAST SURVIVOR LIFE ANNUITY WITH PAYMENTS FOR A PERIOD CERTAIN where we make payments during the lifetime of the Annuitant and a Joint Annuitant, and we guarantee that those payments for a time period you select which is a minimum of 5 years and a maximum 100 years minus the younger Annuitant's age. At the time of electing

10                                   HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
--------------------------------------------------------------------------------


this Annuity Option, the Contract Owner may elect reduced payments over the remaining lifetime of the survivor.



 - If the Annuitant and the Joint Annuitant die prior to the end of the period selected, we will pay the value of the remaining payments to your Beneficiary, either in a lump sum or we will continue payments until the end of the period selected.



    PAYMENTS FOR A PERIOD CERTAIN where we agree to make payments for a specified time. The minimum period that you can select is 10 years during the first two Contract Years and 5 years after the second Contract Anniversary. The maximum period that you can select is 100 years minus your Annuitant's age.



 - If you select this option under a variable dollar amount payment, YOU MAY SURRENDER YOUR ANNUITY after annuity payments have started and we will give you the present value of the remaining payments less any applicable Contingent Deferred Sales Charge.



 - If the Annuitant dies prior to the end of the period selected, we will pay the value of the remaining payments to your Beneficiary, either in a lump sum or we will continue payments until the end of the period selected.



    You must begin to take payments before the Annuitant's 90th birthday or the end of the 10th Contract Year, which ever comes later, unless you elect a later date to begin receiving payments subject to the laws and regulations then in effect and our approval. If you do not tell us what annuity payment option you want before that time, we will pay you under the Life Annuity with a 10 year period certain. You and Hartford can agree to start payments at a later date if the laws in effect allow us to defer payment and we agree to allow you to defer. The Annuity Commencement Date in New York may be different. Please consult your Registered Representative or call us.



                           HARTFORD LIFE AND ANNUITY
                               INSURANCE COMPANY



    Hartford Life and Annuity Insurance Company is a stock life insurance company engaged in the business of writing life insurance and annuities, both individual and group, in all states of the United States, the District of Columbia and Puerto Rico, except New York. On January 1, 1998, Hartford's name changed from ITT Hartford Life and Annuity Insurance Company to Hartford Life and Annuity Insurance Company. We were originally incorporated under the laws of Wisconsin on January 9, 1956, and subsequently redomiciled to Connecticut. Our offices are located in Simsbury, Connecticut; however, our mailing address is P.O. Box 2999, Hartford, CT 06104-2999. We are ultimately controlled by The Hartford Financial Services Group, Inc., one of the largest financial service providers in the United States.



                               HARTFORD'S RATINGS



                        EFFECTIVE
                          DATE
RATING AGENCY           OF RATING       RATING         BASIS OF RATING
--------------------  -------------     ------     -----------------------
A.M. Best and
Company, Inc........       1/1/99             A+   Financial performance
                                                   Insurer financial
Standard & Poor's...       6/1/98            AA    strength
Duff & Phelps.......     12/21/98            AA+   Claims paying ability



                              THE SEPARATE ACCOUNT



    The Separate Account is where we set aside and invest the assets of some of our annuity contracts, including this Contract. The Separate Account was established on May 20, 1991 and is registered as a unit investment trust under the Investment Company Act of 1940. This registration does not involve supervision by the Commission of the management or the investment practices of the Separate Account or Hartford. The Separate Account meets the definition of "separate account" under federal securities law. This Separate Account holds only assets for variable annuity contracts. The Separate Account:



- Holds assets for the benefit of you and other Contract Owners, and the persons entitled to the payments described in the Contract.



- Is not subject to the liabilities arising out of any other business Hartford may conduct.



- Is not affected by the rate of return of Hartford's General Account or by the investment performance of any of Hartford's other separate accounts.



- May be subject to liabilities from a Sub-Account of the Separate Account which holds assets of other variable annuity contracts or variable life insurance policies offered by the Separate Account which are not described in this Prospectus.



- Is credited with income and gains, and takes losses, whether or not realized, from the assets it holds.



    We do not guarantee the investment results of the Separate Account. There is no assurance that the value of your Annuity will equal the total of the payments you make to us.



                                   THE FUNDS



    The Mentor Perpetual VIP International Portfolio, Mentor VIP Capital Growth Portfolio and Mentor VIP Growth Portfolio are series of Mentor Variable Investment Portfolios, a Massachusetts business trust. Mentor Perpetual Advisors, LLC is the investment advisor to the Mentor Perpetual International Portfolio. Mentor Perpetual Advisors is an investment advisory firm organized in 1995 and owned equally by Perpetual, PLC, a diversified financial

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY                                   11
--------------------------------------------------------------------------------


services holding company, and Mentor Investment Advisors, LLC ("Mentor Advisors"). Mentor Advisors is the investment advisor to the Mentor VIP Capital Growth Portfolio and Mentor VIP Growth Portfolio. Mentor Advisors is a wholly-owned subsidiary of Mentor Investment Group LLC, which in turn is a subsidiary of Wheat First Butcher Singer, Inc. Wheat First Butcher Singer is a wholly owned subsidiary of First Union Corporation, a leading financial services company with approximately $234 billion in assets and $17 billion in total stockholders' equity as of December 31, 1998. EVEREN Capital Corporation currently has a 20% ownership in Mentor Investment Group and may acquire additional ownership based principally on the amount of Mentor Investment Group's revenues attributable to clients of EVEREN Securities, Inc. and its affiliates.



    All of the Hartford Funds are sponsored and administered by Hartford Life Insurance Company. HL Investment Advisors, Inc. ("HL Advisors") serves as the investment adviser to each of the Funds. Wellington Management Company, LLP ("Wellington Management") and The Hartford Investment Management Company ("HIMCO") serve as sub-investment advisers and provide day to day investment services.



    Each Hartford Fund, except for the Hartford Global Leaders HLS Fund, the Hartford Growth and Income HLS Fund and the Hartford High Yield HLS Fund, is a separate Maryland corporation registered with the Securities and Exchange Commission as an open-end management investment company. The Hartford Global Leaders HLS Fund, the Hartford Growth and Income HLS Fund and the Hartford High Yield HLS Fund are diversified series of Hartford Series Fund, Inc., a Maryland corporation, also registered with the Securities and Exchange Commission as an open-end management investment company. The shares of each Fund have been divided into Class IA and Class IB. Only Class IA shares are available in this Annuity.



    We do not guarantee the investment results of any of the underlying Funds. Since each underlying Fund has different investment objectives, each is subject to different risks. These risks and the Funds' expenses, policies and procedures are more fully described in the accompanying Funds' prospectus and Statement of Additional Information, which you may order from us. The Funds' prospectus should be read in conjunction with this prospectus before investing.



    The Funds may not be available in all states.



    The investment goals of each of the Funds are as follows:



    MENTOR VIP PERPETUAL INTERNATIONAL PORTFOLIO -- Seeks to provide long-term capital appreciation by investing in a diversified portfolio of securities of issuers located outside the United States. The Portfolio's investments will normally include common stocks, preferred stocks, securities convertible into commons stocks or preferred stocks, and warrants to purchase common stocks or preferred stocks. The Portfolio may also invest to a lesser extent in debt securities and other types of investments if the investment adviser believe that they would help achieve the Portfolio's objective.



    MENTOR VIP CAPITAL GROWTH PORTFOLIO -- Seeks to provide long-term appreciation of capital by investing in a wide variety of securities which the investment advisor believes offers the potential for capital appreciation over both the immediate and long term.



    MENTOR VIP GROWTH PORTFOLIO -- Seeks to provide long-term growth of capital through a diversified portfolio of equity securities. Although the Portfolio may invest in companies of any size, the Portfolio invests principally in common stocks of small to mid-sized companies.



    HARTFORD ADVISERS HLS FUND -- Seeks maximum long-term total rate of return by investing in common stocks and other equity securities, bonds and other debt securities, and money market instruments. Sub-advised by Wellington Management.



    HARTFORD BOND HLS FUND -- Seeks maximum current income consistent with preservation of capital by investing primarily in investment grade fixed-income securities. Up to 20% of the total assets of this Fund may be invested in debt securities rated in the highest category below investment grade ("Ba" by Moody's Investor Services, Inc. or "BB" by Standard & Poor's) or, if unrated, are determined to be of comparable quality by the Fund's investment adviser. Securities rated below investment grade are commonly referred to as "high yield-high risk securities" or "junk bonds." For more information concerning the risks associated with investing in such securities, please refer to the section in the accompanying prospectus for the Funds entitled "Hartford Bond Fund, Inc." Sub-advised by HIMCO.



    HARTFORD CAPITAL APPRECIATION HLS FUND -- Seeks growth of capital by investing in equity securities selected solely on the basis of potential for capital appreciation. Sub-advised by Wellington Management.



    HARTFORD DIVIDEND AND GROWTH HLS FUND -- Seeks a high level of current income consistent with growth of capital by investing primarily in dividend paying equity securities. Sub-advised by Wellington Management.



    HARTFORD GLOBAL LEADERS HLS FUND -- Seeks growth of capital by investing primarily in equity securities issued by U.S. companies and non-U.S. high quality growth companies worldwide that, in the opinion of Wellington Management, are leaders within their respective industries as indicated by an established market presence and strong competitive position on a global, regional or country basis. Sub-advised by Wellington Management.

12                                   HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
--------------------------------------------------------------------------------


    HARTFORD HIGH YIELD HLS FUND -- Seeks high current income by investing in non-investment grade fixed-income securities. Growth of capital is a secondary objective. Securities rated below investment grade are commonly referred to as "high yield -- high risk securities" or "junk bonds." For more information concerning the risks associated with investing in such securities, please refer to the section in the accompanying prospectus for the Funds entitled "Hartford High Yield HLS Fund." Sub-advised by HIMCO.



    HARTFORD GROWTH AND INCOME HLS FUND -- Seeks growth of capital and current income by investing primarily in equity securities with earnings growth potential and steady or rising dividends. Sub-advised by Wellington Management.



    HARTFORD INDEX HLS FUND -- Seeks to provide investment results that approximate the price and yield performance of publicly traded common stocks in the aggregate, as represented by the Standard & Poor's 500 Composite Stock Price Index.* Sub-advised by HIMCO.



    HARTFORD INTERNATIONAL ADVISERS HLS FUND -- Seeks maximum long-term total return by investing in a portfolio of equity, debt and money market securities. Securities in which the Fund invests primarily will be denominated in non-U.S. currencies and will be traded in non-U.S. markets. Sub-advised by Wellington Management.



    HARTFORD INTERNATIONAL OPPORTUNITIES HLS FUND -- Seeks growth of capital by investing primarily in equity securities issued by non-U.S. companies. Sub-advised by Wellington Management.



    HARTFORD MIDCAP HLS FUND -- Seeks to achieve long-term capital growth through capital appreciation by investing primarily in equity securities of companies with market capitalizations within the range represented by the Standard and Poor's Mid-Cap 400 Index. Sub-advised by Wellington Management.



    HARTFORD MORTGAGE SECURITIES HLS FUND -- Seeks maximum current income consistent with safety of principal and maintenance of liquidity by investing primarily in mortgage-related securities, including securities issued by the Government National Mortgage Association. Sub-advised by HIMCO.



    HARTFORD SMALL COMPANY HLS FUND -- Seeks growth of capital by investing primarily in equity securities within the range represented by the Russell 2000 Index selected on the basis of potential for capital appreciation. Sub-advised by Wellington Management.



    HARTFORD STOCK HLS FUND -- Seeks long-term growth by investing primarily in equity securities. Sub-advised by Wellington Management.



    HARTFORD MONEY MARKET HLS FUND -- Seeks maximum current income consistent with liquidity and preservation of capital. Sub-advised by HIMCO.



    MIXED AND SHARED FUNDING -- Shares of the Funds are sold to our other Separate Accounts and our insurance company affiliates or other unaffiliated insurance companies to serve as the underlying investment for both variable annuity contracts and variable life insurance contracts, a practice known as "mixed and shared funding." As a result, there is a possibility that a material conflict may arise between the interests of Contract Owners, and of owners of other contracts whose contract values are allocated to one or more of these other Separate Accounts investing in any one of the Funds. In the event of any such material conflicts, we will consider what action may be appropriate, including removing the Fund from the Separate Account or replacing the Fund with another Fund. There are certain risks associated with mixed and shared funding, as disclosed in the funds' prospectus.



    VOTING RIGHTS -- We are the legal owners of all Fund shares held in the Separate Account and we have the right to vote at the Fund's shareholder meetings. To the extent required by federal securities laws or regulations, we will:



- Notify you of any Fund shareholders' meeting if the shares held for your Contract may be voted.



- Send proxy materials and a form of instructions that you can use to tell us how to vote the Fund shares held for your Contract.



- Arrange for the handling and tallying of proxies received from Contract
  Owners.



- Vote all Fund shares attributable to your Contract according to instructions received from you, and



- Vote all Fund shares for which no voting instructions are received in the same proportion as shares for which instructions have been received.



    If any federal securities laws or regulations, or their present interpretation, change to permit us to vote Fund shares on our own, we may decide to do so. You may attend any Shareholder Meeting at which shares held for your Contract may be voted. After we begin to make Annuity Payments to you, the number of votes you have will decrease.



    SUBSTITUTIONS, ADDITIONS, OR DELETIONS OF FUNDS -- We reserve the right, subject to any applicable law, to make certain changes to the Funds offered under your Contract.

* "STANDARD & POOR'S," "S&P-REGISTERED TRADEMARK-," "S&P
  500-REGISTERED TRADEMARK-," "STANDARD & POOR'S 500," AND "500" ARE TRADEMARKS OF THE MCGRAW-HILL COMPANIES, INC. AND HAVE BEEN LICENSED FOR USE BY HARTFORD. THE INDEX FUND IS NOT SPONSORED, ENDORSED, SOLD OR PROMOTED BY STANDARD & POOR'S AND STANDARD & POOR'S MAKES NO REPRESENTATION REGARDING THE ADVISABILITY OF INVESTING IN THE INDEX FUND.

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY                                   13
--------------------------------------------------------------------------------


We may, in our sole discretion, establish new Funds. New Funds will be made available to existing Contract Owners as we determined appropriate. We may also close one or more Funds to additional payments or transfers from existing Sub-Accounts.



    We reserve the right to eliminate the shares of any of the Funds for any reason and to substitute shares of another registered investment company for the shares of any Fund already purchased or to be purchased in the future by the Separate Account. To the extent required by the 1940 Act, substitutions of shares attributable to your interest in a Fund will not be made until we have the approval of the Commission and we have notified you of the change.



    In the event of any substitution or change, We may, by appropriate endorsement, make such changes in the Contract as may be necessary or appropriate to reflect such substitution or change. If we decide that it is in the best interest of the Contract Owners, the Separate Account may be operated as a management company under the 1940 Act or any other form permitted by law, may be de-registered under the 1940 Act in the event such registration is no longer required, or may be combined with one or more other Separate Accounts.



                        PERFORMANCE RELATED INFORMATION



    The Separate Account may advertise certain performance-related information concerning the Sub-Accounts. Performance information about a Sub-Account is based on the Sub-Account's past performance only and is no indication of future performance.



    When a Sub-Account advertises its STANDARDIZED TOTAL RETURN, it will usually be calculated for one year, five years, and ten years or some other relevant periods if the Sub-Account has not been in existence for at least ten years. Total return is measured by comparing the value of an investment in the Sub-Account at the beginning of the relevant period to the value of the investment at the end of the period and assumes that the Optional Death Benefit has not been elected.



    The Separate Account may also advertise NON-STANDARD TOTAL RETURNS THAT PRE-DATE THE INCEPTION DATE OF THE SEPARATE ACCOUNT. These non-standardized total returns are calculated by assuming that the Sub-Accounts have been in existence for the same periods as the underlying Funds and by taking deductions for charges equal to those currently assessed against the Sub-Accounts. These non-standardized returns must be accompanied by standardized total returns.



    If applicable, the Sub-Accounts may advertise YIELD IN ADDITION TO TOTAL RETURN. The yield will be computed in the following manner: the net investment income per unit earned during a recent one month period, divided by the unit value on the last day of the period. This figure reflects the recurring charges at the Separate Account level including the Annual Maintenance Fee.



    The Money Market Fund Sub-Account may advertise yield and effective yield. The yield of a Sub-Account is based upon the income earned by the Sub-Account over a seven-day period and then annualized; i.e., the income earned in the period is assumed to be earned every seven days over a 52-week period and stated as a percentage of the investment. Effective yield is calculated similarly but when annualized, the income earned by the investment is assumed to be reinvested in Sub-Account units and thus compounded in the course of a 52-week period. Yield and effective yield reflect the recurring charges at the Separate Account level including the Annual Maintenance Fee.



    The Separate Account may also disclose yield for periods prior to the date the Separate Account commenced operations. For periods prior to the date the Separate Account commenced operations, performance information for the Sub-Accounts will be calculated based on the performance of the underlying Funds and the assumption that the Sub-Accounts were in existence for the same periods as those of the underlying Funds, with a level of charges equal to those currently assessed against the Sub-Accounts. No yield disclosure for periods prior to the date of the Separate Account will be used without the yield disclosure for periods as of the date of the inception of the Separate Account.



    We may provide information on various topics to Contract Owners and prospective Contract Owners in advertising, sales literature or other materials. These topics may include the relationship between sectors of the economy and the economy as a whole and its effect on various securities markets, investment strategies and techniques (such as value investing, dollar cost averaging and asset allocation), the advantages and disadvantages of investing in tax-deferred and taxable instruments, customer profiles and hypothetical purchase scenarios, financial management and tax and retirement planning, and other investment alternatives, including comparisons between the Contracts and the characteristics of and market for such alternatives.



                        THE FIXED ACCUMULATION FEATURES



    IMPORTANT INFORMATION YOU SHOULD KNOW: THIS PORTION OF THE CONTRACT RELATING TO THE FIXED ACCUMULATION FEATURES IS NOT REGISTERED UNDER THE SECURITIES ACT OF 1933 ("1933 ACT") AND THE FIXED ACCUMULATION FEATURES ARE NOT REGISTERED AS INVESTMENT COMPANIES UNDER THE INVESTMENT COMPANY ACT OF 1940 ("1940 ACT"). NONE OF THE FIXED ACCUMULATION FEATURES OR ANY OF THEIR INTERESTS ARE SUBJECT TO THE PROVISIONS OR RESTRICTIONS OF THE 1933 ACT OR THE 1940

14                                   HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
--------------------------------------------------------------------------------


ACT, AND THE STAFF OF THE SECURITIES AND EXCHANGE COMMISSION HAS NOT REVIEWED THE DISCLOSURE REGARDING THE FIXED ACCUMULATION FEATURES. THE FOLLOWING DISCLOSURE ABOUT THE FIXED ACCUMULATION FEATURES MAY BE SUBJECT TO CERTAIN GENERALLY APPLICABLE PROVISIONS OF THE FEDERAL SECURITIES LAWS REGARDING THE ACCURACY AND COMPLETENESS OF DISCLOSURE.



    Payments and Contract Values allocated to a Fixed Accumulation Feature become a part of our general assets. We invest the assets of the General Account in accordance with applicable law governing the investments of insurance company General Accounts. We have more than one Fixed Accumulation Feature. The standard Fixed Accumulation Feature (the "Fixed Accumulation Feature") and then a number of DCA Program Fixed Accumulation Features, which we collectively refer to as the "Fixed Accumulation Features".



    CURRENTLY, WE GUARANTEE THAT WE WILL CREDIT INTEREST AT A RATE OF NOT LESS THAN 3% PER YEAR, COMPOUNDED ANNUALLY, TO AMOUNTS YOU ALLOCATE TO THE FIXED ACCUMULATION FEATURE. WE RESERVE THE RIGHT, IN OUR SOLE DISCRETION, TO CREDIT INTEREST AT A RATE IN EXCESS OF 3% PER YEAR. YOU ASSUME THE RISK THAT INTEREST CREDITED TO THE FIXED ACCUMULATION FEATURE MAY NOT EXCEED THE MINIMUM GUARANTEE OF 3% FOR ANY GIVEN YEAR.



    We will periodically publish the Fixed Accumulation Feature interest rates currently in effect. There is no specific formula for the determination of interest rates. Some of the factors that we may consider in determining whether to credit excess interest are: general economic trends, rates of return currently available and anticipated on our investments, regulatory and tax requirements and competitive factors. We will account for any deductions, Surrenders or transfers from the Fixed Accumulation Feature on a "first-in", "first-out" basis. For Contracts issued in the State of New York, Fixed Accumulation Feature interest rates may vary from other states.



    From time to time, we may credit increased interest rates to Contract Owners under certain programs established at our sole discretion.



    DOLLAR COST AVERAGING PLUS ("DCA PLUS") PROGRAMS -- These programs will use designated DCA Program Fixed Accumulation Features. Currently, Contract Owners may enroll in a special pre-authorized transfer program known as our Dollar Cost Averaging Plus Program (the "Program"). Under this Program, Contract Owners who enroll may allocate a minimum of $5,000 of their payment into the appropriate DCA Program Fixed Accumulation Feature (we may allow a lower minimum premium payment for qualified plan transfers or rollovers, including IRAs) and pre-authorize transfers to any of the Sub-Accounts under either the 6 Month Transfer Program or 12 Month Transfer Program. The 6-Month Transfer Program and the 12-Month Transfer Program will generally have different credited interest rates. Under the 6 Month Transfer Program, the interest rate can accrue up to 6 months and all payments and accrued interest must be transferred from the DCA Program Fixed Accumulation Feature in use to the selected Sub-Accounts in 3 to 6 months. Under the 12-Month Transfer Program, the interest rate can accrue up to 12 months and all payments and accrued interest must be transferred to the selected Sub-Accounts in 7 to 12 months. This will be accomplished by monthly transfers for the period selected and a final transfer of the entire amount remaining in the Program, which will generally be less than the prior monthly transfer amounts.



    The pre-authorized transfers will begin within 15 days after we receive the initial Program payment and complete enrollment instructions. If We do not receive complete Program enrollment instructions within 15 days of receipt of the initial Program payment, the Program will be voided and the entire balance in the Program will be transferred to the Accounts designated by you. If you do not designate an Account, we will transfer any remaining amounts to the Fixed Accumulation Feature and you will receive the Fixed Accumulation Feature's current effective interest rate. Any subsequent payments we receive within the Program period selected will be allocated to the Sub-Accounts over the remainder of that Program transfer period, unless otherwise directed by You.



    You may only have one dollar cost averaging program in place at one time, this means one standard dollar cost averaging plan or one Dollar Cost Averaging Plus Program.



    You may elect to terminate the pre-authorized transfers by calling or writing us of your intent to cancel enrollment in the Program. Upon cancellation of enrollment in the Program, you will no longer receive the increased interest rate and unless we receive instructions to the contrary, the amounts remaining in the DCA Program Fixed Accumulation Feature may be transferred to the Fixed Accumulation Feature and accrue the interest rate currently in effect.



    Transfers made under a Dollar Cost Averaging Program do not count towards the twelve transfers each Contract Year that we allow without charge and are not subject to our rule that prohibits any two transfers from occurring on Consecutive Valuation Days.



    We reserve the right to discontinue, modify or amend the Program or any other interest rate program established by Hartford. Any change to the Program will not affect Contract Owners currently enrolled in the Program. This Program may not be available in all states; please contact us to determine if it is available in your state.



                                  THE CONTRACT



    THE CONTRACT OFFERED -- The Contracts are individual or group tax-deferred variable annuity contracts. They are designed for retirement planning purposes and may be

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY                                   15
--------------------------------------------------------------------------------


purchased by any individual, group or trust, including; (a) any trustee or custodian for a retirement plan qualified under Sections 401(a), or 403(a) of the Internal Revenue Code (which includes Section 401(k)); (b) annuity purchase plans adopted by public school systems and certain tax-exempt organizations according to Section 403(b) of the Code; (c) Individual Retirement Annuities adopted according to Section 408 of the Code; (d) employee pension plans established for employees by a state, a political subdivision of a state, or an agency or instrumentality of either a state or a political subdivision of a state, and (e) certain eligible deferred compensation plans as defined in
Section 457 of the Code ("Qualified Contracts").



    PURCHASING A CONTRACT -- A prospective Contract Owner may purchase a Contract by completing and submitting an application or an order request along with an initial premium payment to the Administrative Office of the Company. The maximum age for Annuitant, Owner and Joint Owner on the Contract Issue Date is
85. Generally, the minimum premium payment is $1,000. The minimum subsequent premium payment is $500. Certain plans may be allowed to make smaller periodic premium payments. Unless we give our prior approval, we will not accept a premium payment in excess of $1,000,000. Each premium payment, which is your premium payment after the deduction of any applicable Premium Taxes, may be split among the various Accounts subject to minimum amounts then in effect. We will send you a confirmation notice upon receipt and acceptance of your premium payment.



    RIGHT TO EXAMINE THE CONTRACT -- If you are not satisfied with your purchase, you may cancel the Contract by returning it within 10 days (or longer in some states) after you receive it. You must send a written request for cancellation along with the Contract. We will, without deduction for any CDSC normally assessed, pay you an amount equal to the Contract Value. YOU BEAR THE INVESTMENT RISK DURING THE PERIOD PRIOR TO OUR RECEIPT OF YOUR REQUEST FOR CANCELLATION. We will refund the premium paid only for Individual Retirement Annuities, if returned within seven days of receipt, and in those states where required by law.



    CREDITING AND VALUATION -- Your premium payment, which is the balance remaining after the deduction of any Premium Tax, is credited to your Contract within two business days of receipt by us at our Administrative Office of a properly completed application or an order to purchase a Contract and the premium payment. The payment will be credited to the Accounts according to the instructions we receive from you.



    If your application or other information is incomplete when received, your payment will be credited to the Accounts within five business days of receipt of complete information. If the payment is not credited within five business days, it will be immediately returned to you unless you have been informed of the delay and tell us not to return it.



    Subsequent premium payments are priced on the Valuation Day we receive the payment in our Administrative Office, provided it is received before the New York Stock Exchange closes. Unless otherwise specified, We will allocate any subsequent payments to Accounts according to your most recent instructions.



                      CONTRACT VALUE -- BEFORE THE ANNUITY
                               COMMENCEMENT DATE



    Your Contract Value reflects interest rate credited any amounts allocated to the Fixed Accumulation Features and the investment performance of the Sub-Accounts where you have payments allocated.



    SUB-ACCOUNT VALUES -- Your Sub-Account Values on the date we issue your Contract is the amount of your premium payment allocated to any Sub-Account. After that, we determine your Sub-Account value by determining the Accumulation Unit value for each Sub-Account, and then multiplying that value by the number of those units. Sub-Account Value reflects any variation of the interest income, dividends, net capital gains or losses, realized or unrealized, and any amounts transferred into or out of that Sub-Account.



    ACCUMULATION UNITS -- When Premium Payments are credited to your Sub-Accounts, they are converted into accumulation Units by dividing the amount of your Premium Payments, minus any Premium Taxes, by the Accumulation Unit Value for that day. The more Premium Payments you put into your Contract, the more Accumulation Units you will own. You decrease the number of Accumulation Units you have by requesting Surrenders, transferring money out of an Account, settling a Death Benefit claim or by annuitizing your Contract.



    ACCUMULATION UNIT VALUE -- The Accumulation Unit value for each Sub-Account was arbitrarily set initially at $1 when the Sub-Account began operations. After that, the Accumulation Unit value for each Sub-Account will equal (a) the Accumulation Unit value at the end of the preceding Valuation Day multiplied by
(b) the Net Investment Factor (see the definition below) for the Valuation Day for which the Accumulation Unit value is being calculated.



    You will be advised, at least semiannually, of the number of Accumulation Units credited to each Sub-Account, the current Accumulation Unit values, and the total value of your Contract.



    THE NET INVESTMENT FACTOR (BEFORE AND AFTER THE ANNUITY COMMENCEMENT
DATE) -- The Net Investment Factor is an index applied to measure the investment performance of a Sub-Account from one Valuation Period to the next. For each Sub-Account, the Net Investment Factor reflects the investment performance of the Fund in which that Sub-Account invests and the charges assessed against that Sub-

16                                   HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
--------------------------------------------------------------------------------


Account for a Valuation Period. The Net Investment Factor is calculated by dividing (a) by (b) and subtracting (c) from the result, where:



(a) Is the Net Asset Value of the Fund held in that Sub-Account, determined at the end of the current Valuation Period (plus the per share amount of any dividends or capital gains distributions made by that Fund);



(b) Is the Net Asset Value of the Fund held in the Sub-Account, determined at the beginning of the Valuation Period;



(c) Is a daily factor representing the mortality and expense risk charge and any optional charges deducted from the Sub-Account, adjusted for the number of days in the Valuation Period.



                   CONTRACT VALUE TRANSFERS BEFORE AND AFTER
                         THE ANNUITY COMMENCEMENT DATE



    You may transfer your Contract Values from one or more Accounts to another Account free of charge. WE RESERVE THE RIGHT TO LIMIT THE NUMBER OF TRANSFERS TO 12 PER CONTRACT YEAR, WITH NO 2 TRANSFERS OCCURRING ON CONSECUTIVE VALUATION DAYS. Transfers by telephone may be made by you or by your attorney-in-fact pursuant to a power of attorney by calling us at 1-800-862-6668 or by the agent of record by calling 1-800-862-7155 . Telephone transfers may not be permitted by some states. There may be limitations on transfers to and from the Fixed Accumulation Features that are described in your Contract. Some states may allow us to limit the dollar amount transferred.



    We, or our agents and affiliates will not be responsible for losses resulting from acting upon telephone requests reasonably believed to be genuine. We will employ reasonable procedures to confirm that instructions communicated by telephone are genuine. The procedure we follow for transactions initiated by telephone include requirements that callers provide certain information for identification purposes. All transfer instructions by telephone are tape-recorded.



    We may permit you to pre-authorize transfers under certain circumstances. Transfers between the Accounts may be made both before and after the Annuity Commencement Date. Generally, the minimum allocation to any Sub-Account may not be less than $500. All percentage (%) allocations must be in whole numbers (e.g., 1%). No minimum balance is presently required in any Account.



    IT IS YOUR RESPONSIBILITY TO VERIFY THE ACCURACY OF ALL CONFIRMATIONS OF TRANSFERS AND TO PROMPTLY ADVISE US IN OUR ADMINISTRATIVE OFFICES OF ANY INACCURACIES WITHIN 30 DAYS OF THE DATE YOU RECEIVE YOUR CONFIRMATION.



    The right to reallocate Contract Values is subject to modification if we determine, in our sole opinion, that the exercise of that right by one or more Contract Owners is, or would be, to the disadvantage of other Contract Owners. Any modification could be applied to transfers to or from some or all of the Accounts and could include, but not be limited to, the requirement of a minimum time period between each transfer, not accepting transfer requests of an agent acting under a power of attorney on behalf of more than one Contract Owner, or limiting the dollar amount that may be transferred between the Sub-Accounts by you at any one time. SUCH RESTRICTIONS MAY BE APPLIED IN ANY MANNER REASONABLY DESIGNED TO PREVENT ANY USE OF THE TRANSFER RIGHT WHICH WE CONSIDER TO BE TO THE DISADVANTAGE OF OTHER CONTRACT OWNERS.



    For Contracts issued in THE STATES OF NEW YORK, FLORIDA, MARYLAND OR OREGON, the reservation of rights set forth in the preceding paragraph is limited to:
(i) requiring up to a maximum of 10 Valuation Days between each transfer; (ii) limiting the amount to be transferred on any one Valuation Day to no more than $2 million; and (iii) upon 30 days prior written notice, to only accepting transfer instructions from you and not from your representative, agent or person acting under a power of attorney for you.



    Currently, we will not accept instructions from agents acting under a power of attorney of multiple Contract Owners whose Accounts aggregate more than $2 million, unless the agent has entered into a third party transfer services agreement with us.



    Transfers made under a Dollar Cost Averaging Program do not count towards the twelve transfers each Contract Year that we allow without charge and are not subject to our rule that prohibits any two transfers from occurring on Consecutive Valuation Days.



                                   SURRENDERS



    Contract Owners should consult their tax adviser regarding the tax consequences of a Surrender.



 - A Surrender made before age 59 1/2 may result in adverse tax consequences, including a penalty tax of 10% of the taxable portion of the Surrender Value. (See "Federal Tax Considerations").



    PAYMENT OF SURRENDER AMOUNTS -- Payment of any request for a full or partial Surrender from the Accounts will be made as soon as possible and in any event no later than seven days after we receive the request at our Administrative Office.



    There may be postponement in the payment of Surrender Amounts whenever (a) the New York Stock Exchange is closed; (b) trading on the New York Stock Exchange is restricted as determined by the Commission; (c) the Commission permits postponement and so orders;

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY                                   17
--------------------------------------------------------------------------------


or (d) the Commission determines that an emergency exists making valuation of the amounts or disposal of securities not reasonably practicable.



    FULL SURRENDERS PRIOR TO THE ANNUITY COMMENCEMENT DATE -- At any time prior to the Annuity Commencement Date, you have the right to fully Surrender the Contract. In such event, the Surrender Value of the Contract may be taken in the form of a lump sum cash payment.



    The Surrender Value of the Contract is equal to the Contract Value less any Premium Taxes, the Annual Maintenance Fee and any Contingent Deferred Sales Charge, if applicable. The Surrender Value may be more or less than the amount of the payments made to your Contract.



    PARTIAL SURRENDERS PRIOR TO THE ANNUITY COMMENCEMENT DATE -- You may make a partial Surrender of your Contract Value at any time prior to the Annuity Commencement Date so long as the amount Surrendered is at least equal to our minimum amount rules then in effect. Additionally, if the remaining Contract Value following a Surrender is less than $500, we may terminate the Contract and pay the Surrender Value. For Contracts issued in Texas, the Contract will not be terminated when the remaining Contract Value after a Surrender is less than $500 unless there were no payments made during the previous 2 Contract Years.



    WHEN REQUESTING A PARTIAL SURRENDER, YOU SHOULD SPECIFY THE ACCOUNT(S) FROM WHICH THE PARTIAL SURRENDER WILL BE TAKEN; OTHERWISE, THE SURRENDER WILL BE TAKEN ON A PRO RATA BASIS ACCORDING TO THE VALUE IN EACH ACTIVE ACCOUNT.



    We may permit you to pre-authorize partial Surrenders subject to certain limitations then in effect. We permit partial Surrenders by telephone subject to dollar amount limitations in effect at the time you request the Surrender. To request partial Surrenders by telephone, you must have completed and returned to us a Telephone Redemption Program Enrollment Form authorizing telephone Surrenders. If there are joint Contract Owners, both must authorize us to accept telephone instructions and agree that We may accept telephone instructions for partial Surrenders from either Contract Owner. Partial Surrender requests will not be honored until we receive all required documents in proper form.



    Telephone authorization will remain valid until (a) we receive written notice of revocation by you, or, in the case of joint Contract Owners, written notice from either Contract Owner; (b) we discontinue the privilege; or (c) we have reason to believe that you have entered into a market timing agreement with an investment adviser and/or broker/ dealer.



    We may record any telephone calls to verify data concerning transactions and may adopt other procedures to confirm that telephone instructions are genuine. We will not be liable for losses or expenses arising out of telephone instructions reasonably believed to be genuine.



    In order to obtain that day's unit values on Surrender, We must receive telephone Surrender instructions prior to the close of trading on the New York Stock Exchange (generally 4:00 p.m.).



    We may modify, suspend, or terminate telephone transaction privileges at any time.



    SURRENDERS AFTER THE ANNUITY COMMENCEMENT DATE -- You may fully Surrender your Contract on or after the Annuity Commencement Date if you elect the Payment For a Period Certain Settlement Option. We pay you the commuted value that is equal to the present value of the remaining payments we are scheduled to make less any applicable Contingent Deferred Sales Charge. The commuted value is determined as of the date we receive your written request for Surrender at our Administrative Office.



    Partial Surrenders are permitted after the Annuity Commencement Date if you elect the Payments for a Period Certain Settlement Option, but check with your tax adviser because there may be adverse tax consequences.



    IMPORTANT TAX INFORMATION -- THERE ARE CERTAIN RESTRICTIONS ON SECTION 403(B) TAX-SHELTERED ANNUITIES. AS OF DECEMBER 31, 1988, ALL SECTION 403(B) ANNUITIES HAVE LIMITS ON FULL AND PARTIAL SURRENDERS. CONTRIBUTIONS TO THE CONTRACT MADE AFTER DECEMBER 31, 1988 AND ANY INCREASES IN CASH VALUE AFTER DECEMBER 31, 1988 MAY NOT BE DISTRIBUTED UNLESS THE CONTRACT OWNER/EMPLOYEE HAS
A) ATTAINED AGE 59 1/2, B) SEPARATED FROM SERVICE, C) DIED, D) BECOME DISABLED OR E) EXPERIENCED FINANCIAL HARDSHIP (CASH VALUE INCREASES MAY NOT BE DISTRIBUTED FOR HARDSHIPS PRIOR TO AGE 59 1/2). DISTRIBUTIONS PRIOR TO AGE
59 1/2 DUE TO FINANCIAL HARDSHIP OR SEPARATION FROM SERVICE MAY STILL BE SUBJECT TO A PENALTY TAX OF 10%. WE WILL NOT ASSUME ANY RESPONSIBILITY FOR DETERMINING WHETHER A SURRENDER IS PERMISSIBLE, WITH OR WITHOUT TAX PENALTY, IN ANY PARTICULAR SITUATION; OR IN MONITORING SURRENDER REQUESTS REGARDING PRE OR POST JANUARY 1, 1989 CONTRACT VALUES. ANY FULL OR PARTIAL SURRENDER DESCRIBED ABOVE MAY AFFECT THE CONTINUING TAX-QUALIFIED STATUS OF SOME CONTRACTS OR PLANS AND MAY RESULT IN ADVERSE TAX CONSEQUENCES TO THE CONTRACT OWNER. THE CONTRACT OWNER, THEREFORE, SHOULD CONSULT WITH A TAX ADVISER BEFORE UNDERTAKING ANY SUCH SURRENDER. (SEE "FEDERAL TAX CONSIDERATIONS").



                                CONTRACT CHARGES



CONTINGENT DEFERRED SALES CHARGE ("CDSC")



The CDSC covers expenses relating to the sale and distribution of the Contracts, including commissions paid to distributing organizations and the cost of preparing sales literature and other promotional activities.

18                                   HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
--------------------------------------------------------------------------------


    We assess a CDSC when you request a full or partial Surrender. The percentage of the CDSC is based on how long each premium payment has been in the Contract. Each premium payment has its own CDSC schedule. Premium payments are Surrendered in the order that they were received. The longer you leave your premium payment in the Contract, the lower the CDSC will be when you Surrender.



    The CDSC is a percentage of the amount Surrendered (not to exceed the total amount of the premium payments made) and equals:



          LENGTH OF
          TIME FROM
           PREMIUM           CDSC
           PAYMENT           CHARGE
          ---------          ---
           1 year            7%
           2 years           6%
           3 years           6%
           4 years           5%
           5 years           4%
           6 years           3%
           7 years           2%
           8 years
           or more           0%



PAYMENTS NOT SUBJECT TO CDSC



    ANNUAL WITHDRAWAL AMOUNT -- During the first seven Contract years, you may make a partial Surrender of Contract Values of up to 15% of the premium payments each Contract Year on a non-cumulative basis, as determined on the date of the requested Surrender, without the application of the CDSC. After the seventh Contract Year, you may make a partial Surrender each Contract Year of 15% of premium payments made during the seven years prior to the Surrender and 100% of the Contract Value less the premium payments made during the seven years prior to the Surrender. These amounts are different for group Unallocated Contracts and Contracts issued to a Charitable Remainder Trust.



    EXTENDED SURRENDER PRIVILEGE -- This privilege allows Annuitants who attain age 70 1/2 with a Contract held under an Individual Retirement Account or 403(b) plan to Surrender an amount equal to the required minimum distribution for the stated Contract without incurring any CDSC.



WAIVERS OF CDSC



    CONFINEMENT IN A NURSING HOME, HOSPITAL OR LONG TERM CARE FACILITY (DESCRIBED AS ELIGIBLE CONFINEMENT IN THE CONTRACT) -- We will waive any CDSC applicable to a partial or full Surrender if the Annuitant, Contract Owner or joint annuitant is confined, at the recommendation of a physician for medically necessary reasons, for at least 180 calendar days to: a hospital recognized as a general hospital by the proper authority of the state in which it is located; or a hospital recognized as a general hospital by the Joint Commission on the Accreditation of Hospitals; or a facility certified as a hospital or long-term care facility; or a nursing home licensed by the state in which it is located and offers the services of a registered nurse 24 hours a day.



    The Annuitant, Contract Owner or joint annuitant cannot be confined at the time the Contract is purchased in order to receive this waiver and the Contract Owner(s) must have been the Contract Owner(s) continuously since the Contract issue date. You must provide written proof of confinement satisfactory to Hartford and you must request the partial or full Surrender within 91 calendar days of the last day of confinement.



    This waiver may not be available in all states. Please contact your registered representative or contact Us to determine availability.



    DEATH OF THE ANNUITANT OR CONTRACT OWNER OR PAYMENTS UNDER AN ANNUITY
OPTION -- No CDSC otherwise applicable will be assessed in the event of death of the Annuitant, death of the Contract Owner or if payments are made under an Annuity option (other than a Surrender of variable payments for a Period Certain Annuity option) provided for under the Contract.



    OTHER PLANS OR PROGRAMS -- Certain plans or programs established by us from time to time may have different Surrender privileges.



    MORTALITY AND EXPENSE RISK CHARGE -- For assuming risks under the Contract, We deduct a daily charge at the rate of 1.25% per year against all Contract Values held in the Accounts during the life of the Contract. Although variable annuity payments made under the Contracts will vary in accordance with the investment performance of the underlying Fund shares held in the Sub-Account(s), the payments will not be affected by (a) our actual mortality experience among Annuitants before or after the Annuity Commencement Date or (b) our actual expenses, if greater than the deductions provided for in the Contracts because of the expense and mortality undertakings by us.



    There are two types of mortality risks: those made during the accumulation or deferral phase and those made during the annuity payout phase. The mortality risk we take in the accumulation phase is that we may experience a loss resulting from the assumption of the mortality risk relative to the death benefit in event of the death of an Annuitant or Contract Owner before commencement of Annuity payments, in periods of declining value. The mortality risk we take during the annuity payout phase is to make monthly Annuity payments (determined in accordance with the 1983a Individual Annuity Mortality Table and other provisions contained in the Contract) to Annuitants regardless of how long an Annuitant may live, and regardless of how long all Annuitants as a group may live. These mortality undertakings are based on our determination of expected mortality rates among all Annuitants. If actual experience

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY                                   19
--------------------------------------------------------------------------------


among Annuitants during the Annuity payment period deviates from our actuarial determination of expected mortality rates among Annuitants because, as a group, their longevity is longer than anticipated, we must provide amounts from our general funds to fulfill our contractual obligations. We will bear the loss in such a situation.



    During the accumulation phase, we also provide an expense undertaking. We assume the risk that the Annual Maintenance Fee for maintaining the Contracts prior to the Annuity Commencement Date may be insufficient to cover the actual cost of providing such items.



    ANNUAL MAINTENANCE FEE -- Each year, on each Contract Anniversary on or before the Annuity Commencement Date, we will deduct an Annual Maintenance Fee, if applicable, from Contract Values to reimburse us for expenses relating to the maintenance of the Contract and Accounts. If during a Contract Year the Contract is Surrendered for its full value, we will deduct the Annual Maintenance Fee at the time of such Surrender. The fee is a flat fee that will be due in the full amount regardless of the time of the Contract Year that Contract Values are Surrendered. The Annual Maintenance Fee is $30 per Contract Year for Contracts with less than $50,000 Contract Value on the Contract Anniversary. Fees will be deducted on a pro rata basis according to the value in each Account under a Contract.



    WAIVERS OF THE ANNUAL MAINTENANCE FEE -- Annual Maintenance Fees are waived for Contracts with Contract Value equal to or greater than $50,000. In addition, we will waive one Annual Maintenance Fee for Contract Owners who own one or more Contracts with a combined Contract Value of $50,000 up to $100,000. If you have multiple Contracts with a combined Contract Value of $100,000 or greater, we will waive the Annual Maintenance Fee on all Contracts. However, we reserve the right to limit the number of Annual Maintenance Fee waivers to a total of six Contracts. We reserve the right to waive the Annual Maintenance Fee under other conditions.



    PREMIUM TAXES -- Charges are also deducted for Premium Tax, if applicable, imposed by state or other governmental entity. Certain states impose a Premium Tax, currently ranging up to 3.5%. Some states assess the tax at the time purchase payments are made; others assess the tax at the time of annuitization. We will pay Premium Taxes at the time imposed under applicable law. At our sole discretion, we may deduct Premium Taxes at the time we pay such taxes to the applicable taxing authorities, at the time the Contract is Surrendered, at the time a death benefit is paid, or at the time the Contract annuitizes.



    OPTIONAL DEATH BENEFIT FEE -- If you elect the Optional Death Benefit, we will deduct daily from your Contract Value an additional charge which equals
 .15% per year of the Sub-Account value.



    EXCEPTIONS TO CHARGES UNDER THE CONTRACT -- We may offer, at our discretion, reduced fees and charges including, but not limited to, CDSC, the mortality and expense risk charge, administration charges, optional charges and the Annual Maintenance Fee for certain sales (including employer sponsored savings plans) under circumstances which may result in savings of certain costs and expenses. Reductions in these fees and charges will not be unfairly discriminatory against any Contract Owner.



                                 DEATH BENEFITS



DEATH BEFORE THE ANNUITY COMMENCEMENT DATE



    DETERMINATION OF THE BENEFICIARY -- If the Contract Owner or the Annuitant dies before the Annuity Commencement Date, we will pay a Death Benefit to the Beneficiary.



- IF THE CONTRACT OWNER DIES before the Annuity Commencement Date, any surviving joint Contract Owner becomes the Beneficiary. If there is no surviving joint Contract Owner, the designated Beneficiary will be the Beneficiary. If the Contract Owner's spouse is the sole Beneficiary, the spouse may elect, in lieu of receiving the Contract Value, to be treated as the Contract Owner. If the Annuitant is not living and there is no Contingent Annuitant, the spouse will be presumed to be the Contingent Annuitant. If no Beneficiary designation is in effect or if the Beneficiary has predeceased the Contract Owner, the Contract Owner's estate will be the Beneficiary.



- IF THE ANNUITANT DIES before the Annuity Commencement Date, the Contingent Annuitant will become the Annuitant. If either (a) there is no Contingent Annuitant, (b) the Contingent Annuitant predeceases the Annuitant, or (c) if any sole Contract Owner dies before the Annuity Commencement Date, the Beneficiary, as determined under the Contract control provisions, will receive the Death Benefit. However, if the Annuitant dies prior to the Annuity Commencement Date and the Contract Owner is living, the Contract Owner shall be the Beneficiary. In that case, the rights of any designated Beneficiary shall be void.



DETERMINATION OF THE DEATH BENEFIT



    IF YOU DID NOT ELECT THE OPTIONAL DEATH BENEFIT, Your Death Benefit, which we will calculate as of the date we receive Due Proof of Death, will be calculated as follows:



    If the deceased HAD NOT REACHED THEIR 81ST BIRTHDAY, the Death Benefit is the greater of:



1) 100% of the total premium payments made to the Contract, reduced by any subsequent Surrenders, or



2)  The Contract Value of your annuity, or



3)  Your Maximum Anniversary Value, which is described below.

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20                                   HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
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    The Maximum Anniversary Value is based on a series of calculations on
Contract Anniversaries of Contract Values, premium payments and partial Surrenders. We will calculate an Anniversary Value for each Contract Anniversary prior to the deceased's 81st birthday or date of death. The Anniversary Value is equal to the Contract Value as of a Contract Anniversary, increased by the dollar amount of any premium payments made since that anniversary and reduced by the dollar amount of any partial Surrenders since that anniversary. The Maximum Anniversary Value is equal to the greatest Anniversary Value attained from this series of calculations.



    IF THE DECEASED REACHED THEIR 81ST BIRTHDAY, then the Death Benefit is the greater of:



1) 100% of the total premium payments made to us, reduced by any subsequent Surrenders, or



2)  The Contract Value of your annuity, or



3)  The Maximum Anniversary Value.



    IF YOU DID ELECT THE OPTIONAL DEATH BENEFIT, the Death Benefit, which we will calculate as of the date we receive Due Proof of Death, will be the greater of:



1) 100% of the total premium payments made to us, reduced by any subsequent Surrenders;



2)  The Contract Value of your annuity;



3)  The Maximum Anniversary Value; or



4)  The Interest Accumulation Value, which is described below.



    The Interest Accumulation Value is calculated by accumulating interest on your premium payments at a rate of 5% per year up to the deceased's 81st birthday or date of death, assuming you have not taken any Surrenders. If you have taken any Surrenders, the 5% will be accumulated on your premium payments, but there will be an adjustment for any of the Surrenders. This adjustment will reduce the Optional Death Benefit proportionally for the Surrenders. We stop compounding interest on the deceased's 81st birthday or date of death. After that date, the Interest Accumulation Value will be adjusted by adding any subsequent payments and subtracting proportional adjustments for any partial Surrenders. The Optional Death Benefit is limited to a maximum of 200% of premium payments, less proportional adjustments for any Surrenders. For examples on how the Optional Death Benefit is calculated see "Appendix II".



    SPOUSAL CONTRACT CONTINUATION -- If the Death Benefit beneficiary is the Contract Owner's spouse, the Contract will continue with the spouse as Contract Owner, unless the spouse elects to receive the Death Benefit as a lump sum payment or as an annuity payment option. If the Contract continues with the spouse as Contract Owner, we will adjust the Contract Value to the amount that we would have paid as the Death Benefit payment, had the spouse elected to receive the Death Benefit as a lump sum payment. This provision will only apply one time for each Contract.



    CALCULATION OF THE DEATH BENEFIT -- If the Contract Owner or Annuitant dies before the Annuity Commencement Date and a Death Benefit is payable to the Beneficiary, the Death Benefit will be calculated as of the date we receive written notification of Due Proof of Death. THE DEATH BENEFIT REMAINS INVESTED IN THE SEPARATE ACCOUNT ACCORDING TO YOUR LAST INSTRUCTIONS UNTIL THE PROCEEDS ARE PAID OR WE RECEIVE NEW SETTLEMENT INSTRUCTIONS FROM THE BENEFICIARY. DURING THE TIME PERIOD BETWEEN OUR RECEIPT OF WRITTEN NOTIFICATION OF DUE PROOF OF DEATH AND OUR RECEIPT OF THE COMPLETE SETTLEMENT INSTRUCTIONS, THE CALCULATED DEATH BENEFIT WILL BE SUBJECT TO MARKET FLUCTUATIONS. UPON RECEIPT OF COMPLETE SETTLEMENT INSTRUCTIONS, WE WILL CALCULATE THE PAYABLE AMOUNT.



    Any Annuity payments made on or after the date of death, but before receipt of written notification of Due Proof of Death will be recovered by us from the Payee.



DEATH ON OR AFTER THE ANNUITY COMMENCEMENT DATE



If, on or after the Annuity Commencement Date, the Contract Owner dies and the Annuitant is living, the Beneficiary becomes the Contract Owner. If the Annuitant dies and the Contract Owner is living, the Contract Owner becomes the Beneficiary.



    If the Annuitant dies on or after the Annuity Commencement Date, a Death Benefit may be paid or payments may continue under the following annuity payment options:



X  Life Annuity with Cash Refund



X  Life Annuity with payments for a Period Certain



X  Joint and Last Survivor Life Annuity with payments for a Period Certain and



X  payments for a Period Certain.



    Proceeds from the Death Benefit may be left with us for at least 5 years from the date of the Contract Owner's death if the death occurs prior to the Annuity Commencement Date. These proceeds will remain in the Account(s) to which they were allocated at the time of death unless the Beneficiary elects to reallocate them. Full or partial Surrenders may be made at any time. In the event of a complete Surrender, the remaining value will equal the Contract Value of the proceeds left with us, minus any partial Surrenders. This option may not be available under certain Contracts issued in connection with Qualified Plans.

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HARTFORD LIFE AND ANNUITY INSURANCE COMPANY                                   21
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                             SETTLEMENT PROVISIONS



    You select an Annuity Commencement Date which will not be deferred beyond the Valuation Day immediately following the later of the Annuitant's 90th birthday or the end of the tenth Contract Year. You may elect a later Annuity Commencement Date if we allow and subject to the laws and regulations then in effect. If the Contract is sold as part of a Charitable Remainder Trust, the Annuity Commencement Date may be deferred to the Annuitant's 100th birthday. The Annuity Commencement Date may be changed from time to time, but ANY CHANGE MUST BE WITHIN 30 DAYS PRIOR TO THE DATE ON WHICH ANNUITY PAYMENTS ARE SCHEDULED TO BEGIN.



    You also elect in writing an annuity payment option, which may be any of the options described below or any annuity payment option then being offered by us. The annuity payment option may not be changed on or after the Annuity Commencement Date. The Contract contains the six annuity payment options described below and the Annuity Proceeds Settlement Option.



    For Qualified Contracts, the following annuity payment options are only available if the guaranteed payment period is less than the life expectancy of the Annuitant at the time the option becomes effective. The Annuity Proceeds Settlement option is available for Qualified Contracts only if the guaranteed payment period is less than the life expectancy of the Beneficiary at the time the option becomes effective. Such life expectancies are computed on the basis of the mortality table prescribed by the IRS, or if none is prescribed, the mortality table in use by us. If you do not elect otherwise, fixed dollar amount annuity payments will begin automatically on the Annuity Commencement Date, under the Life Annuity Payment Option.



    For Non-Qualified Contracts, if you do not elect otherwise, fixed dollar amount annuity payments will automatically begin on the Annuity Commencement Date under the annuity payment option Life Annuity with payments for a Period Certain of 10 years. For Qualified Contracts and Contracts issued in Texas, if you do not elect otherwise, fixed dollar amount annuity payments will begin automatically on the Annuity Commencement Date, under the Life Annuity Payment Option.



    With the exception of the option Payments for a Period Certain, if the variable dollar amount payment is selected, no Surrenders are permitted after annuity payments begin.



ANNUITY PAYMENT OPTIONS



    OPTION 1 -- LIFE ANNUITY where we make Annuity payments for as long as the Annuitant lives.



 - Payments under this option STOP UPON THE DEATH OF THE ANNUITANT, even if the Annuitant dies after one payment.



    OPTION 2 -- LIFE ANNUITY WITH CASH REFUND where we make payments during the life of the Annuitant and when the Annuitant dies, we pay the remaining value to the Beneficiary. The remaining value is calculated at the time we receive Due Proof of Death by subtracting the annuity payments already made from the Contract Value less any applicable Premium Taxes applied to this annuity payment option.



 - This option is only available if you select payments using a VARIABLE DOLLAR AMOUNT PAYMENT OPTION WITH THE 5% AIR OR FIXED DOLLAR AMOUNT ANNUITY PAYMENTS.



    OPTION 3 -- LIFE ANNUITY WITH PAYMENTS FOR A PERIOD CERTAIN where we make payments to you for the life of the Annuitant but you are at least guaranteed payments for a time period you select which is a minimum of 5 years and a maximum of 100 years minus your Annuitant's age.



 - If the Annuitant dies prior to the end of the period selected, we will pay your Beneficiary the present value of the remaining payments, either in a lump sum payment or we will continue payments until the end of the period selected.



    OPTION 4 -- JOINT AND LAST SURVIVOR ANNUITY where we make payments during the lifetimes of the Annuitant and another designated individual called the Joint Annuitant At the time of electing this Annuity Option, the Contract Owner may elect reduced payments over the remaining lifetime of the survivor.



 - Payments under this option STOP UPON THE DEATH OF THE ANNUITANT AND JOINT ANNUITANT, even if the Annuitant and Joint Annuitant die after one payment.



    OPTION 5 -- JOINT AND LAST SURVIVOR LIFE ANNUITY WITH PAYMENTS FOR A PERIOD CERTAIN where we make payments during the lifetime of the Annuitant and a Joint Annuitant, and we guarantee that those payments for a time period you select which is not less than 5 years and no more than 100 years minus the younger Annuitant's age. At the time of electing this Annuity Option, the Contract Owner may elect reduced payments over the remaining lifetime of the survivor.



 - If the Annuitant and Joint Annuity die prior to the end of the period selected, we will pay your Beneficiary the present value of the remaining payments, either in a lump sum payment or We will continue payments until the end of the period selected.



    OPTION 6 -- PAYMENTS FOR A PERIOD CERTAIN where we agree to make payments for a specified time. The minimum period that you can select is 10 years during the first two Contract years and 5 years after the second Contract Anniversary. The maximum period that you can select is 100 years minus your Annuitant's age.



 - If you select this option under a variable dollar amount payment, YOU MAY SURRENDER YOUR ANNUITY after annuity

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22                                   HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
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   payments have started and we will give you the present value of the remaining payments less any applicable Contingent Deferred Sales Charge.



 - If the Annuitant dies prior to the end of the period selected, we will pay your Beneficiary the present value of the remaining payments, either in a lump sum payment or we will continue payments until the end of the period selected.



    WE MAY OFFER OTHER ANNUITY PAYMENT OPTIONS FROM TIME TO TIME.



                                ANNUITY PAYMENTS



    When your decide to begin to take payments, we calculate your Contract Value minus any Premium Tax which we must pay and, unless you instruct us otherwise, we apply that amount to a variable annuity with the same Sub-Account values. You may however, choose to have your Contract Value applied to a fixed annuity instead.



    IMPORTANT -- YOU SHOULD CONSIDER THE QUESTION OF ALLOCATION OF CONTRACT VALUES (LESS APPLICABLE PREMIUM TAXES) AMONG ACCOUNTS TO MAKE CERTAIN THAT ANNUITY PAYMENTS ARE BASED ON THE INVESTMENT ALTERNATIVE BEST SUITED TO YOUR NEEDS FOR RETIREMENT.



    ANNUITY PAYMENTS -- The minimum Annuity payment is $50. No election may be made which results in a first payment of less than $50. If at any time Annuity payments are or become less than $50, we have the right to change the frequency of payment to intervals so that payments will at least be $50. If any amount due is less than the minimum amount per year, we make such other settlement as may be equitable to the Payee.



    All Annuity payments under any option will occur the same day of the month as the Annuity Commencement Date, based on the payment frequency selected by you. Available payment frequencies include monthly, quarterly, semi-annual and annual. The payment frequency may be changed within 30 days prior to the anniversary of your Annuity Commencement Date.



    ANNUITY COMMENCEMENT DATE -- You select the Annuity Commencement Date in your application or order request. The Annuity Calculation Date will be no more than five Valuation Days before the Annuity Commencement Date.



    ANNUITY CALCULATION DATE -- On the Annuity Calculation Date, your Contract Value less any applicable Premium Tax is applied to purchase Annuity Units of the Sub-Accounts selected by you. The first Annuity payment is computed using the value of these Annuity Units as of the Annuity Calculation Date.



    INCOME PAYMENT DATES -- All Annuity payments after the first Annuity payment are computed and payable as of the Income Payment Dates. These dates are the same day of the month as the Annuity Commencement Date, based on the Annuity payment frequency selected by you. They are also shown on the specification page of your Contract. You may choose from monthly, quarterly, semi-annual and annual payments. The Annuity payment frequency may not be changed once selected by you.



    IN THE EVENT THAT YOU DO NOT SELECT A PAYMENT FREQUENCY, ANNUITY PAYMENTS WILL BE MADE MONTHLY.



VARIABLE ANNUITY PAYMENTS



    THE FIRST VARIABLE ANNUITY PAYMENT -- Variable Annuity payments are periodic payments we pay to your designated Payee, the amount of which varies from one Income Payment Date to the next as a function of the net investment performance of the Sub-Accounts selected by you. The dollar amount of the first Variable Annuity payment depends on the annuity payment option chosen, the age of the Annuitant, the gender of the Annuitant (if applicable), the amount of Contract Value less applicable Premium Tax applied to purchase the Annuity payments, and the applicable annuity purchase rates based on the 1983a Individual Annuity Mortality table using projection scale G projected to the year 2000 and an AIR of not less than 3.0%.



    The dollar amount of the first Variable Annuity payment attributable to each Sub-Account is determined by dividing the dollar amount of the Contract Value less applicable Premium Tax applied to that Sub-Account on the Annuity Calculation Date by $1,000 and multiplying the result by the payment factor in the Contract for the selected annuity payment option. The dollar value of the first Variable Annuity payment is the sum of the first Variable Annuity payments attributable to each Sub-Account.



    ANNUITY UNITS -- The number of Annuity Units attributable to a Sub-Account is derived by dividing the first Variable Annuity payment attributable to that Sub-Account by the Annuity Unit value for that Sub-Account for the Valuation Period ending on the Annuity Calculation Date or during which the Annuity Calculation Date falls if the Valuation Period does not end on such date. The number of Annuity Units attributable to each Sub-Account under a Contract remains fixed unless there is a transfer of Annuity Units between Sub-Accounts.



    SUBSEQUENT VARIABLE ANNUITY PAYMENTS -- The dollar amount of each subsequent Variable Annuity payment attributable to each Sub-Account is calculated on the Income Payment Date. It is determined by multiplying (a) by (b), where:



(a) is the number of Annuity Units of each Sub-Account credited under the Contract and



(b) is the Annuity Unit value (described below) for that Sub-Account.

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HARTFORD LIFE AND ANNUITY INSURANCE COMPANY                                   23
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    The total subsequent Variable Annuity payments equal the sum of the amounts attributable to each Sub-Account.



    When an Income Payment Date falls on a day that is not a Valuation Day, the Income Payment is computed as of the prior Valuation Day. If the date of the month elected does not occur in a given month, i.e., the 29th, 30th, or 31st of a month, the payment will be computed as of the last Valuation Day of the month.



    The Annuity Unit value of each Sub-Account for any Valuation Period is equal to (a) multiplied by (b) multiplied by (c) where:



(a) is the Net Investment Factor for the Valuation Period for which the Annuity Unit value is being calculated;



(b) is the Annuity Unit value for the preceding Valuation Period; and



(c) is the Annuity Unit Factor



    The Annuity Unit Factor neutralizes the AIR percentage (3%, 5%, or 6%). The daily Annuity Unit Factor corresponding to the AIR percentages of 3%, 5%, and 6% are 0.999919, 0.999866, and 0.999840, respectively



    THE ASSUMED INVESTMENT RETURN (AIR) -- The Annuity Unit value will increase or decrease from one Income Payment Date to the next in direct proportion to the net investment return of the Sub-Account(s) supporting the Variable Annuity payments, less an adjustment to neutralize the selected AIR. Dividing what would otherwise be the Annuity Unit value by the AIR factor is necessary in order to adjust the change in the Annuity Unit value (resulting from the Net Investment Factor) so that the Annuity Unit value only changes to the extent that the Net Investment Factor represents a rate of return greater than or less than the AIR selected by you. Without this adjustment, the Net Investment Factor would decrease the Annuity Unit value to the extent that such value represented an annualized rate of return of less than 0.0% and increase the Annuity Unit value to the extent that such value represented an annualized rate of return of greater than 0.0%.



    The Contract permits Contract Owners to select one of three AIRs: 3%, 5% or 6%. A higher AIR will result in a higher initial payment, a more slowly rising series of subsequent payments when actual investment performance (minus any deductions and expenses) exceeds the AIR, and a more rapid drop in subsequent payments when actual investment performance (minus any deductions and expenses) is less than the AIR. The following examples may help clarify the impact of selecting one AIR over another:



- If you select a 3% AIR and if the net investment return of the Sub-Account for an Annuity payment period is equal to the pro-rated portion of the 3% AIR, the Variable Annuity payment attributable to that Sub-Account for that period will equal the Annuity payment for the prior period. To the extent that such net investment return exceeds an annualized rate of return of 3% for a payment period, the Annuity payment for that period will be greater than the Annuity payment for the prior period and to the extent that such return for a period falls short of an annualized rate of 3%, the Annuity payment for that period will be less than the Annuity payment for the prior period.



- If you select a 5% AIR and if the net investment return of the Sub-Account for an Annuity payment period is equal to the pro-rated portion of the 5% AIR, the Variable Annuity payment attributable to that Sub-Account for that period will equal the Annuity payment for the prior period. To the extent that such net investment return exceeds an annualized rate of return of 5% for a payment period, the Annuity payment for that period will be greater than the Annuity payment for the prior period and to the extent that such return for a period falls short of an annualized rate of 5%, the Annuity payment for that period will be less than the Annuity payment for the prior period.



- If you select a 6% AIR and if the net investment return of the Sub-Account for an Annuity payment period is equal to the pro-rated portion of the 6% AIR, the Variable Annuity payment attributable to that Sub-Account for that period will equal the Annuity payment for the prior period. To the extent that such net investment return exceeds an annualized rate of return of 6% for a payment period, the Annuity payment for that period will be greater than the Annuity payment for the prior period and to the extent that such return for a period falls short of an annualized rate of 6%, the Annuity payment for that period will be less than the Annuity payment for the prior period.



    LEVEL VARIABLE ANNUITY PAYMENTS WOULD BE PRODUCED IF THE INVESTMENT RATE RETURNS REMAINED CONSTANT AND EQUAL TO THE AIR. IN FACT, PAYMENTS WILL VARY UP OR DOWN AS THE INVESTMENT RATE VARIES UP OR DOWN FROM THE AIR.



    EXCHANGE (TRANSFER) OF ANNUITY UNITS -- After the Annuity Calculation Date, you may exchange (i.e., transfer) the dollar value of a designated number of Annuity Units of a particular Sub-Account for an equivalent dollar amount of Annuity Units of another Sub-Account. On the date of the transfer, the dollar amount of a Variable Annuity payment generated from the Annuity Units of either Sub-Account would be the same. Transfers are executed as of the day Hartford receives a written request for a transfer. For guidelines refer to Sub-Account Value Transfers Before and After the Annuity Commencement Date.

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24                                   HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
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    FIXED DOLLAR ANNUITY -- Fixed Annuity payments are determined at annuitization by multiplying the Contract Value (less applicable Premium Taxes) by a rate to be determined by Hartford which is no less than the rate specified in the Fixed Annuity option tables in the Contract. The Annuity payment will remain level for the duration of the Annuity. Any Fixed Annuity allocation may not be changed.



                               OTHER INFORMATION



    ASSIGNMENT -- Ownership of this Contract is generally assignable. However, if the Contracts are issued pursuant to some form of Qualified Plan, it is possible that the ownership of the Contracts may not be transferred or assigned depending on the type of tax-qualified retirement plan involved. An assignment of a Non-Qualified Contract may subject the Contract Values or assignment proceeds to income taxes and certain penalty taxes.



    CONTRACT MODIFICATION -- The Annuitant may not be changed; however, the Contingent Annuitant may be changed at any time prior to the Annuity Commencement Date by sending us written notice. We may modify the Contract, but no modification will effect the amount or term of any Contract unless a modification is required to conform the Contract to applicable Federal or State law. No modification will effect the method by which Contract Values are determined.



                           FEDERAL TAX CONSIDERATIONS



    What are some of the federal tax consequences which affect these Contracts?



  A. GENERAL



    Since federal tax law is complex, the tax consequences of purchasing this contract will vary depending on your situation. You may need tax or legal advice to help you determine whether purchasing this contract is right for you.



    Our general discussion of the tax treatment of this contract is based on our understanding of federal income tax laws as they are currently interpreted. A detailed description of all federal income tax consequences regarding the purchase of this contract cannot be made in the prospectus. We also do not discuss state, municipal or other tax laws that may apply to this contract. For detailed information, you should consult with a qualified tax adviser familiar with your situation.



  B. TAXATION OF HARTFORD AND THE SEPARATE ACCOUNT



    The Separate Account is taxed as part of Hartford which is taxed as a life insurance company in accordance with the Internal Revenue Code of 1986, as amended (the "Code"). Accordingly, the Separate Account will not be taxed as a "regulated investment company" under subchapter M of Chapter 1 of the Code. Investment income and any realized capital gains on the assets of the Separate Account are reinvested and are taken into account in determining the value of the Accumulation and Annuity Units (See "Value of Accumulation Units"). As a result, such investment income and realized capital gains are automatically applied to increase reserves under the Contract.



    No taxes are due on interest, dividends and short-term or long-term capital gains earned by the Separate Account with respect to Qualified or Non-Qualified Contracts.



  C. TAXATION OF ANNUITIES -- GENERAL
     PROVISIONS AFFECTING PURCHASERS OTHER
     THAN QUALIFIED RETIREMENT PLANS



    Section 72 of the Code governs the taxation of annuities in general.



 1. NON-NATURAL PERSONS, CORPORATIONS, ETC.



    Code Section 72 contains provisions for contract owners which are not natural persons. Non-natural persons include corporations, trusts, limited liability companies, partnerships and other types of legal entities. The tax rules for contracts owned by non-natural persons are different from the rules for contracts owned by individuals. For example, the annual net increase in the value of the contract is currently includible in the gross income of a non-natural person, unless the non-natural person holds the contract as an agent for a natural person. There are additional exceptions from current inclusion for:



- certain annuities held by structured settlement companies,



- certain annuities held by an employer with respect to a terminated qualified retirement plan and



- certain immediate annuities.



    A non-natural person which is a tax-exempt entity for federal tax purposes will not be subject to income tax as a result of this provision.



    If the contract owner is a non-natural person, the primary annuitant is treated as the contract owner in applying mandatory distribution rules. These rules require that certain distributions be made upon the death of the contract owner. A change in the primary annuitant is also treated as the death of the contract owner.



 2. OTHER CONTRACT OWNERS (NATURAL PERSONS).



    A Contract Owner is not taxed on increases in the value of the Contract until an amount is received or deemed received, e.g., in the form of a lump sum payment (full or

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HARTFORD LIFE AND ANNUITY INSURANCE COMPANY                                   25
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partial value of a Contract) or as Annuity payments under the settlement option elected.



    The provisions of Section 72 of the Code concerning distributions are summarized briefly below. Also summarized are special rules affecting distributions from Contracts obtained in a tax-free exchange for other annuity contracts or life insurance contracts which were purchased prior to August 14, 1982.



    A. DISTRIBUTIONS PRIOR TO THE ANNUITY COMMENCEMENT DATE.



 i. Total premium payments less amounts received which were not includable in gross income equal the "investment in the contract" under Section 72 of the Code.



 ii. To the extent that the value of the Contract (ignoring any surrender charges except on a full surrender) exceeds the "investment in the contract," such excess constitutes the "income on the contract."



 iii. Any amount received or deemed received prior to the Annuity Commencement Date (e.g., upon a partial surrender) is deemed to come first from any such "income on the contract" and then from "investment in the contract," and for these purposes such "income on the contract" shall be computed by reference to any aggregation rule in subparagraph 2.c. below. As a result, any such amount received or deemed received (1) shall be includable in gross income to the extent that such amount does not exceed any such "income on the contract," and (2) shall not be includable in gross income to the extent that such amount does exceed any such "income on the contract." If at the time that any amount is received or deemed received there is no "income on the contract" (e.g., because the gross value of the Contract does not exceed the "investment in the contract" and no aggregation rule applies), then such amount received or deemed received will not be includable in gross income, and will simply reduce the "investment in the contract."



 iv. The receipt of any amount as a loan under the Contract or the assignment or pledge of any portion of the value of the Contract shall be treated as an amount received for purposes of this subparagraph a. and the next subparagraph b.



 v. In general, the transfer of the Contract, without full and adequate consideration, will be treated as an amount received for purposes of this subparagraph a. and the next subparagraph b. This transfer rule does not apply, however, to certain transfers of property between spouses or incident to divorce.



    B. DISTRIBUTIONS AFTER ANNUITY COMMENCEMENT DATE.



    Annuity payments made periodically after the Annuity Commencement Date are includable in gross income to the extent the payments exceed the amount determined by the application of the ratio of the "investment in the contract" to the total amount of the payments to be made after the Annuity Commencement Date (the "exclusion ratio").



 i. When the total of amounts excluded from income by application of the exclusion ratio is equal to the investment in the contract as of the Annuity Commencement Date, any additional payments (including surrenders) will be entirely includable in gross income.



 ii. If the annuity payments cease by reason of the death of the Annuitant and, as of the date of death, the amount of annuity payments excluded from gross income by the exclusion ratio does not exceed the investment in the contract as of the Annuity Commencement Date, then the remaining portion of unrecovered investment shall be allowed as a deduction for the last taxable year of the Annuitant.



 iii. Generally, nonperiodic amounts received or deemed received after the Annuity Commencement Date are not entitled to any exclusion ratio and shall be fully includable in gross income. However, upon a full surrender after such date, only the excess of the amount received (after any surrender charge) over the remaining "investment in the contract" shall be includable in gross income (except to the extent that the aggregation rule referred to in the next subparagraph c. may apply).



    C. AGGREGATION OF TWO OR MORE ANNUITY CONTRACTS.



    Contracts issued after October 21, 1988 by the same insurer (or affiliated insurer) to the same Contract Owner within the same calendar year (other than certain contracts held in connection with a tax-qualified retirement arrangement) will be treated as one annuity Contract for the purpose of determining the taxation of distributions prior to the Annuity Commencement Date. An annuity contract received in a tax-free exchange for another annuity contract or life insurance contract may be treated as a new Contract for this purpose. Hartford believes that for any annuity subject to such aggregation, the values under the Contracts and the investment in the contracts will be added together to determine the taxation under subparagraph 2.a., above, of amounts received or deemed received prior to the Annuity Commencement Date. Withdrawals will first be treated as withdrawals of income until all of the income from all such Contracts is withdrawn. As of the date of this Prospectus, there are no regulations interpreting this provision.



    D. 10% PENALTY TAX -- APPLICABLE TO CERTAIN WITHDRAWALS AND ANNUITY
       PAYMENTS.



 i. If any amount is received or deemed received on the Contract (before or after the Annuity Commencement Date), the Code applies a penalty tax equal to ten percent of the portion of the amount includable in gross income, unless an exception applies.

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26                                   HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
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 ii. The 10% penalty tax will not apply to the following distributions
     (exceptions vary based upon the precise plan involved):



    1. Distributions made on or after the date the recipient has attained the age of 59 1/2.



    2. Distributions made on or after the death of the holder or where the holder is not an individual, the death of the primary annuitant.



    3.  Distributions attributable to a recipient's becoming disabled.



    4. A distribution that is part of a scheduled series of substantially equal periodic payments (not less frequently than annually) for the life (or life expectancy) of the recipient (or the joint lives or life expectancies of the recipient and the recipient's designated Beneficiary).



    5. Distributions of amounts which are allocable to the "investment in the contract" prior to August 14, 1982 (see next subparagraph e.).



    E. SPECIAL PROVISIONS AFFECTING CONTRACTS OBTAINED THROUGH A TAX-FREE EXCHANGE OF OTHER ANNUITY OR LIFE INSURANCE CONTRACTS PURCHASED PRIOR TO AUGUST 14, 1982.



    If the Contract was obtained by a tax-free exchange of a life insurance or annuity Contract purchased prior to August 14, 1982, then any amount received or deemed received prior to the Annuity Commencement Date shall be deemed to come
(1) first from the amount of the "investment in the contract" prior to August 14, 1982 ("pre-8/14/82 investment") carried over from the prior Contract, (2) then from the portion of the "income on the contract" (carried over to, as well as accumulating in, the successor Contract) that is attributable to such pre-8/14/82 investment, (3) then from the remaining "income on the contract" and
(4) last from the remaining "investment in the contract." As a result, to the extent that such amount received or deemed received does not exceed such pre-8/14/82 investment, such amount is not includable in gross income., In addition, to the extent that such amount received or deemed received does not exceed the sum of (a) such pre-8/14/82 investment and (b) the "income on the contract" attributable thereto, such amount is not subject to the 10% penalty tax. In all other respects, amounts received or deemed received from such post-exchange Contracts are generally subject to the rules described in this subparagraph 3.



    F. REQUIRED DISTRIBUTIONS.



 i. Death of Contract Owner or Primary Annuitant



    Subject to the alternative election or spouse beneficiary provisions in ii or iii below:



    1. If any Contract Owner dies on or after the Annuity Commencement Date and before the entire interest in the Contract has been distributed, the remaining portion of such interest shall be distributed at least as rapidly as under the method of distribution being used as of the date of such death;



    2. If any Contract Owner dies before the Annuity Commencement Date, the entire interest in the Contract will be distributed within 5 years after such death; and



    3.  If the Contract Owner is not an individual, then for purposes of 1. or
        2. above, the primary annuitant under the Contract shall be treated as the Contract Owner, and any change in the primary annuitant shall be treated as the death of the Contract Owner. The primary annuitant is the individual, the events in the life of whom are of primary importance in affecting the timing or amount of the payout under the Contract.



 ii. Alternative Election to Satisfy Distribution Requirements
    If any portion of the interest of a Contract Owner described in i. above is payable to or for the benefit of a designated beneficiary, such beneficiary may elect to have the portion distributed over a period that does not extend beyond the life or life expectancy of the beneficiary. The election must be made and payments must begin within a year of the death.



 iii. Spouse Beneficiary
    If any portion of the interest of a Contract Owner is payable to or for the benefit of his or her spouse, and the Annuitant or Contingent Annuitant is living, such spouse shall be treated as the Contract Owner of such portion for purposes of section i. above. This spousal continuation shall apply only once for this contract.



 3. DIVERSIFICATION REQUIREMENTS.



    The Code requires that investments supporting your contract be adequately diversified. Code Section 817 provides that a variable annuity contract will not be treated as an annuity contract for any period during which the investments made by the separate account or underlying fund are not adequately diversified. If a contract is not treated as an annuity contract, the contract owner will be subject to income tax on annual increases in cash value.



    The Treasury Department's diversification regulations require, among other things, that:



- no more than 55% of the value of the total assets of the segregated asset account underlying a variable contract is represented by any one investment,



- no more than 70% is represented by any two investments,

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HARTFORD LIFE AND ANNUITY INSURANCE COMPANY                                   27
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- no more than 80% is represented by any three investments and



- no more than 90% is represented by any four investments.



    In determining whether the diversification standards are met, all securities of the same issuer, all interests in the same real property project, and all interests in the same commodity are each treated as a single investment. In the case of government securities, each government agency or instrumentality is treated as a separate issuer.



    A separate account must be in compliance with the diversification standards on the last day of each calendar quarter or within 30 days after the quarter ends. If an insurance company inadvertently fails to meet the diversification requirements, the company may still comply within a reasonable period and avoid the taxation of contract income on an ongoing basis. However, either the company or the contract owner must agree to pay the tax due for the period during which the diversification requirements were not met.



    We monitor the diversification of investments in the separate accounts and test for diversification as required by the Code. We intend to administer all contracts subject to the diversification requirements in a manner that will maintain adequate diversification.



 4. OWNERSHIP OF THE ASSETS IN THE SEPARATE ACCOUNT.



    In order for a variable annuity contract to qualify for tax deferral, assets in the separate accounts supporting the contract must be considered to be owned by the insurance company and not by the contract owner. It is unclear under what circumstances an investor is considered to have enough control over the assets in the separate account to be considered the owner of the assets for tax purposes.



    The IRS has issued several rulings discussing investor control. These rulings say that certain incidents of ownership by the contract owner, such as the ability to select and control investments in a separate account, will cause the contract owner to be treated as the owner of the assets for tax purposes.



    In its explanation of the diversification regulations, the Treasury Department recognized that the temporary regulations "do not provide guidance concerning the circumstances in which investor control of the investments of a segregated asset account may cause the investor, rather than the insurance company, to be treated as the owner of the assets in the account." The explanation further indicates that "the temporary regulations provide that in appropriate cases a segregated asset account may include multiple sub-accounts, but do not specify the extent to which policyholders may direct their investments to particular sub-accounts without being treated as the owners of the underlying assets. Guidance on this and other issues will be provided in regulations or revenue rulings under Section 817(d), relating to the definition of variable contract."



    The final regulations issued under Section 817 did not provide guidance regarding investor control, and as of the date of this prospectus, guidance has yet to be issued. We do not know if additional guidance will be issued. If guidance is issued, we do not know if it will have a retroactive effect.



    Due to the lack of specific guidance on investor control, there is some uncertainty about when a contract owner is considered the owner of the assets for tax purposes. We reserve the right to modify the contract, as necessary, to prevent you from being considered the owner of assets in the separate account.



  D. FEDERAL INCOME TAX WITHHOLDING



    The portion of a distribution which is taxable income to the recipient will be subject to federal income tax withholding, pursuant to Section 3405 of the Code. The application of this provision is summarized below:



 1. NON-PERIODIC DISTRIBUTIONS.



    The portion of a non-periodic distribution which constitutes taxable income will be subject to federal income tax withholding unless the recipient elects not to have taxes withheld. If there is no election to waive withholding, 10% of the taxable distribution will be withheld as federal income tax. Election forms will be provided at the time distributions are requested. If the necessary election forms are not submitted to Hartford, Hartford will automatically withhold 10% of the taxable distribution.



 2. PERIODIC DISTRIBUTIONS (DISTRIBUTIONS PAYABLE OVER A PERIOD GREATER THAN ONE
    YEAR).



    The portion of a periodic distribution which constitutes taxable income will be subject to federal income tax withholding as if the recipient were married claiming three exemptions. A recipient may elect not to have income taxes withheld or have income taxes withheld at a different rate by providing a completed election form. Election forms will be provided at the time distributions are requested.



  E. GENERAL PROVISIONS AFFECTING
     QUALIFIED RETIREMENT PLANS



    The Contract may be used for a number of qualified retirement plans. If the Contract is being purchased with respect to some form of qualified retirement plan, please refer to Appendix I for information relative to the types of plans for which it may be used and the general explanation of the tax features of such plans.

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28                                   HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
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  F. ANNUITY PURCHASES BY NONRESIDENT
    ALIENS AND FOREIGN CORPORATIONS



    The discussion above provides general information regarding U.S. federal income tax consequences to annuity purchasers that are U.S. citizens or residents. Purchasers that are not U.S. citizens or residents will generally be subject to U.S. federal income tax and withholding on annuity distributions at a 30% rate, unless a lower treaty rate applies. In addition, purchasers may be subject to state premium tax, other state and/or municipal taxes, and taxes that may be imposed by the purchaser's country of citizenship or residence. Prospective purchasers are advised to consult with a qualified tax adviser regarding U.S., state, and foreign taxation with respect to an annuity purchase.



                                 MISCELLANEOUS



                             HOW CONTRACTS ARE SOLD



    Hartford Securities Distribution Company, Inc. ("HSD") serves as Principal Underwriter for the securities issued with respect to the Separate Account. HSD is an affiliate of Hartford. Both HSD and Hartford are ultimately controlled by The Hartford Financial Services Group, Inc. The principal business address of HSD is the same as that of Hartford.



    The securities will be sold by salesperson of HSD who represent Hartford as insurance and variable annuity agents and who are registered representatives of Broker-Dealers who have entered into distribution agreements with HSD.



    HSD is registered with the Commission under the Securities Exchange Act of 1934 as a Broker-Dealer and is a member of the National Association of Securities Dealers, Inc.



    Commissions will be paid by Hartford and will not be more than 6% of premium payments. From time to time, Hartford may pay or permit other promotional incentives, in cash or credit or other compensation.



    Broker-dealers or financial institutions are compensated according to a schedule set forth by HSD and any applicable rules or regulations for variable insurance compensation. Compensation is generally based on premium payments made by policyholders or contract owners. This compensation is usually paid from the sales charges described in this Prospectus.



    In addition, a broker-dealer or financial institution may also receive additional compensation for, among other things, training, marketing or other services provided. HSD, its affiliates or Hartford may also make compensation arrangements with certain broker-dealers or financial institutions based on total sales by the broker-dealer or financial institution of insurance products. These payments, which may be different for different broker-dealers or financial institutions, will be made by HSD, its affiliates or Hartford out of their own assets and will not effect the amounts paid by the policyholders or contract owners to purchase, hold or Surrender variable insurance products.



                                   YEAR 2000



    IN GENERAL -- The Year 2000 issue relates to the ability or inability of computer hardware, software and other information technology (IT) systems, as well as non-IT systems, such as equipment and machinery with imbedded chips and microprocessors, to properly process information and data containing or related to dates beginning with the year 2000 and beyond. The Year 2000 issue exists because, historically, many IT and non-IT systems that are in use today were developed years ago when a year was identified using a two-digit date field rather than a four-digit date field. As information and data containing or related to the century date are introduced to date sensitive systems, these systems may recognize the year 2000 as "1900", or not at all, which may result in systems processing information incorrectly. This, in turn, may significantly and adversely affect the integrity and reliability of information databases of IT systems, may cause the malfunctioning of certain non-IT systems, and may result in a wide variety of adverse consequences to a company. In addition, Year 2000 problems that occur with third parties with which a company does business, such as suppliers, computer vendors, distributors and others, may also adversely affect any given company.



    The integrity and reliability of Hartford's IT systems, as well as the reliability of its non-IT systems, are integral aspects of Hartford's business. Hartford issues insurance policies, annuities, mutual funds and other financial products to individual and business customers, nearly all of which contain date sensitive data, such as policy expiration dates, birth dates and premium payment dates. In addition, various IT systems support communications and other systems that integrate Hartford's various business segments and field offices. Hartford also has business relationships with numerous third parties that affect virtually all aspects of Hartford's business, including, without limitation, suppliers, computer hardware and software vendors, insurance agents and brokers, securities broker-dealers and other distributors of financial products, many of which provide date sensitive data to Hartford, and whose operations are important to Hartford's business.



    INTERNAL YEAR 2000 EFFORTS AND TIMETABLE -- Beginning in 1990, Hartford began working on making its IT systems Year 2000 ready, either through installing new programs or replacing systems. Since January 1998, Hartford's Year 2000 efforts have focused on the remaining Year 2000 issues related to IT and non-IT systems in all of Hartford's business

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HARTFORD LIFE AND ANNUITY INSURANCE COMPANY                                   29
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segments. These Year 2000 efforts include the following five main initiatives:
(1) identifying and assessing Year 2000 issues; (2) taking actions to remediate IT and non-IT systems so that they are Year 2000 ready; (3) testing IT and non-IT systems for Year 2000 readiness; (4) deploying such remediated and tested systems back into their respective production environments; and (5) conducting internal and external integrated testing of such systems. As of December 31, 1998, Hartford substantially completed initiatives (1) through (4) of its internal Year 2000 efforts. Hartford has begun initiative (5) and management currently anticipates that such activity will continue into the fourth quarter of 1999.



    THIRD PARTY YEAR 2000 EFFORTS AND TIMETABLE -- Hartford's Year 2000 efforts include assessing the potential impact on Hartford of third parties' Year 2000 readiness. Hartford's third party Year 2000 efforts include the following three main initiatives: (1) identifying third parties which have significant business relationships with Hartford, including, without limitation, insurance agents, brokers, third party administrators, banks and other distributors and servicers of financial products, and inquiring of such third parties regarding their Year 2000 readiness; (2) evaluating such third parties' responses to Hartford's inquiries; and (3) based on the evaluation of third party responses (or a third party's failure to respond) and the significance of the business relationship, conducting additional activities with respect to third parties as determined to be necessary in each case. These activities may include conducting additional inquiries, more in-depth evaluations of Year 2000 readiness and plans, and integrated IT systems testing. Hartford has completed the first third party initiative and, as of early 1999, had substantially completed evaluating third party responses received. Hartford has begun conducting the additional activities described in initiative (3) and management currently anticipates that it will continue to do so through the end of 1999. However, notwithstanding these third party Year 2000 efforts, Hartford does not have control over these third parties and, as a result, Hartford cannot currently determine to what extent future operating results may be adversely affected by the failure of these third parties to adequately address their Year 2000 issues.



    YEAR 2000 COSTS -- The costs of Hartford's Year 2000 program that were incurred through the year ended December 31, 1997 were not material to Hartford's financial condition or results of operations. The after-tax costs of Hartford's Year 2000 efforts for the year ended December 31, 1998 were approximately $3 million. Management currently estimates that after-tax costs related to the Year 2000 program to be incurred in 1999 will be less than $10 million. These costs are being expensed as incurred.



    RISKS AND CONTINGENCY PLANS -- If significant Year 2000 problems arise, including problems arising with third parties, failures of IT and non-IT systems could occur, which in turn could result in substantial interruptions in Hartford's business. In addition, Hartford's investing activities are an important aspect of its business and Hartford may be exposed to the risk that issuers of investments held by it will be adversely impacted by Year 2000 issues. Given the uncertain nature of Year 2000 problems that may arise, especially those related to the readiness of third parties discussed above, management cannot determine at this time whether the consequences of Year 2000 related problems that could arise will have a material impact on Hartford's financial condition or results of operations.



    Hartford is in the process of developing certain contingency plans so that if, despite its Year 2000 efforts, Year 2000 problems ultimately arise, the impact of such problems may be avoided or minimized. These contingency plans are being developed based on, among other things, known or reasonably anticipated circumstances and potential vulnerabilities. The contingency planning also includes assessing the dependency of Hartford's business on third parties and their Year 2000 readiness. Hartford currently anticipates that internal and external contingency plans will be substantially complete by the end of the second quarter of 1999. However, in many contexts, Year 2000 issues are dynamic, and ongoing assessments of business functions, vulnerabilities and risks must be made. As such, new contingency plans may be needed in the future and/or existing plans may need to be modified as circumstances warrant.


                                 LEGAL MATTERS



    There are no material legal proceedings pending to which the Separate Account is a party.



    Counsel with respect to federal laws and regulations applicable to the issue and sale of the Contracts and with respect to Connecticut law is Lynda Godkin, Senior Vice President, General Counsel and Corporate Secretary, Hartford Life and Annuity Insurance Company, P.O. Box 2999, Hartford, Connecticut 06104-2999.


                                    EXPERTS



    The audited financial statements included in this registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports. Reference is made to the report on the statutory financial statements of Hartford Life and Annuity Insurance Company which states the statutory financial statements are presented in accordance with statutory accounting practices prescribed or permitted by the National Association of Insurance Commissioners and the State of Connecticut Insurance Department, and are not presented in accordance with generally accepted accounting principles. The principal business address of Arthur Andersen LLP is One Financial Plaza, Hartford, Connecticut 06103.


                                MORE INFORMATION



    You may call your Representative if you have any questions or write or call us at the address below:



 Hartford Life and Annuity Insurance Company
 Attn: Individual Annuity Services
 P.O. Box 5085
 Hartford, Connecticut 06102-5085



 Telephone: 1-800-862-6668 (Contract Owners)
           1-800-862-7155 (Investment Representatives)

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30                                   HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
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                                   APPENDIX I
                   INFORMATION REGARDING TAX-QUALIFIED PLANS



    This summary does not attempt to provide more than general information about the federal income tax rules associated with use of a Contract by a tax-qualified retirement plan. Because of the complexity of the federal tax rules, owners, participants and beneficiaries are encouraged to consult their own tax advisors as to specific tax consequences.



    The federal tax rules applicable to owners of Contracts under tax-qualified retirement plans vary according to the type of plan as well as the terms and conditions of the plan itself. Contract owners, plan participants and beneficiaries are cautioned that the rights and benefits of any person may be controlled by the terms and conditions of the tax-qualified retirement plan itself, regardless of the terms and conditions of a Contract. We are not bound by the terms and conditions of such plans to the extent such terms conflict with a Contract, unless we specifically consent to be bound.



    Some tax-qualified retirement plans are subject to distribution and other requirements that are not incorporated into our administrative procedures. Contract owners, participants and beneficiaries are responsible for determining that contributions, distributions and other transactions comply with applicable law. Tax penalties may apply to transactions with respect to tax-qualified retirement plans if applicable federal income tax rules and restrictions are not carefully observed.



    We do not currently offer the Contracts in connection with all of the types of tax-qualified retirement plans discussed below and may not offer the Contracts for all types of tax-qualified retirement plans in the future.



    1. TAX-QUALIFIED PENSION OR PROFIT-SHARING PLANS -- Eligible employers can establish certain tax-qualified pension and profit-sharing plans under section 401 of the Code. Rules under section 401(k) of the Code govern certain "cash or deferred arrangements" under such plans. Rules under section 408(k) govern "simplified employee pensions". Tax-qualified pension and profit-sharing plans are subject to limitations on the amount that may be contributed, the persons who may be eligible to participate and the time when distributions must commence. Employers intending to use the Contracts in connection with tax-qualified pension or profit-sharing plans should seek competent tax and other legal advice.



    2. TAX SHELTERED ANNUITIES UNDER SECTION 403(B) -- Public schools and certain types of charitable, educational and scientific organizations, as specified in section 501(c)(3) of the Code, can purchase tax-sheltered annuity contracts for their employees. Tax-deferred contributions can be made to tax-sheltered annuity contracts under section 403(b) of the Code, subject to certain limitations. Generally, such contributions may not exceed the lesser of $10,000 (indexed) or 20% of the employee's "includable compensation" for such employee's most recent full year of employment, subject to other adjustments. Special provisions under the Code may allow some employees to elect a different overall limitation.



    Tax-sheltered annuity programs under section 403(b) are subject to a PROHIBITION AGAINST DISTRIBUTIONS FROM THE CONTRACT ATTRIBUTABLE TO CONTRIBUTIONS MADE PURSUANT TO A SALARY REDUCTION AGREEMENT, unless such distribution is made:



- after the participating employee attains age 59 1/2;



- upon separation from service;



- upon death or disability; or



- in the case of hardship (and in the case of hardship, any income attributable to such contributions may not be distributed).



    Generally, the above restrictions do not apply to distributions attributable to cash values or other amounts held under a section 403(b) contract as of December 31, 1988.



    3. DEFERRED COMPENSATION PLANS UNDER SECTION 457 -- A governmental employer or a tax-exempt employer other than a governmental unit can establish a Deferred Compensation Plan under section 457 of the Code. For these purposes, a "governmental employer" is a State, a political subdivision of a State, or an agency or an instrumentality of a State or political subdivision of a State. Employees and independent contractors performing services for a governmental or tax-exempt employer can elect to have contributions made to a Deferred Compensation Plan of their employer in accordance with the employer's plan and section 457 of the Code.



    Deferred Compensation Plans that meet the requirements of section 457(b) of the Code are called "eligible" Deferred Compensation Plans. Section 457(b) limits the amount of contributions that can be made to an eligible Deferred Compensation Plan on behalf of a participant. Generally, the limitation on contributions is 33 1/3% of a participant's includable compensation (typically 25% of gross compensation) or, for 1999, $8,000 (indexed), whichever is less. The plan may provide for additional "catch-up" contributions during the three taxable years ending before the year in which the participant attains normal retirement age.

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    All of the assets and income of an eligible Deferred Compensation Plan established by a governmental employer after August 20, 1996, must be held in trust for the exclusive benefit of participants and their beneficiaries. For this purpose, custodial accounts and certain annuity contracts are treated as trusts. Eligible Deferred Compensation Plans that were in existence on August 20, 1996 may be amended to satisfy the trust and exclusive benefit requirements any time prior to January 1, 1999, and must be amended not later than that date to continue to receive favorable tax treatment. The requirement of a trust does not apply to amounts under a Deferred Compensation Plan of a tax-exempt (non-governmental) employer. In addition, the requirement of a trust does not apply to amounts under a Deferred Compensation Plan of a governmental employer if the Deferred Compensation Plan is not an eligible plan within the meaning of section 457(b) of the Code. In the absence of such a trust, amounts under the plan will be subject to the claims of the employer's general creditors.



    In general, distributions from an eligible Deferred Compensation Plan are prohibited under section 457 of the Code unless made after the participating employee:



- attains age 70 1/2,



- separates from service,



- dies, or



- suffers an unforeseeable financial emergency as defined in the Code.



    Under present federal tax law, amounts accumulated in a Deferred Compensation Plan under section 457 of the Code cannot be transferred or rolled over on a tax-deferred basis except for certain transfers to other Deferred Compensation Plans under section 457 in limited cases.



    4. INDIVIDUAL RETIREMENT ANNUITIES ("IRAS") UNDER SECTION 408



    TRADITIONAL IRAS -- Eligible individuals can establish individual retirement programs under section 408 of the Code through the purchase of an IRA. Section 408 imposes limits with respect to IRAs, including limits on the amount that may be contributed to an IRA, the amount of such contributions that may be deducted from taxable income, the persons who may be eligible to contribute to an IRA, and the time when distributions commence from an IRA. Distributions from certain tax-qualified retirement plans may be "rolled-over" to an IRA on a tax-deferred basis.



    SIMPLE IRAS -- Eligible employees may establish SIMPLE IRAs in connection with a SIMPLE IRA plan of an employer under section 408(p) of the Code. Special rollover rules apply to SIMPLE IRAs. Amounts can be rolled over from one SIMPLE IRA to another SIMPLE IRA. However, amounts can be rolled over from a SIMPLE IRA to a Traditional IRA only after two years have expired since the employee first commenced participation in the employer's SIMPLE IRA plan. Amounts cannot be rolled over to a SIMPLE IRA from a qualified plan or a Traditional IRA. Hartford is a non-designated financial institution for purposes of the SIMPLE IRA rules.



    ROTH IRAS -- Eligible individuals may establish Roth IRAs under section 408A of the Code. Contributions to a Roth IRA are not deductible. Subject to special limitations, a Traditional IRA may be converted into a Roth IRA or a distribution from a Traditional IRA may be rolled over to a Roth IRA. However, a conversion or a rollover from a Traditional IRA to a Roth IRA is not excludable from gross income. If certain conditions are met, qualified distributions from a Roth IRA are tax-free.



    5. FEDERAL TAX PENALTIES AND WITHHOLDING -- Distributions from tax-qualified retirement plans are generally taxed as ordinary income under section 72 of the Code. Under these rules, a portion of each distribution may be excludable from income. The excludable amount is the portion of the distribution that bears the same ratio as the after-tax contributions bear to the expected return.



    (A) PENALTY TAX ON EARLY DISTRIBUTIONS



    Section 72(t) of the Code imposes an additional penalty tax equal to 10% of the taxable portion of a distribution from certain tax-qualified retirement plans. However, the 10% penalty tax does not apply to a distributions that is:



- Made on or after the date on which the employee reaches age 59 1/2;



- Made to a beneficiary (or to the estate of the employee) on or after the death of the employee;



- Attributable to the employee's becoming disabled (as defined in the Code);



- Part of a series of substantially equal periodic payments (not less frequently than annually) made for the life (or life expectancy) of the employee or the joint lives (or joint life expectancies) of the employee and his or her designated beneficiary;



- Except in the case of an IRA, made to an employee after separation from service after reaching age 55; or



- Not greater than the amount allowable as a deduction to the employee for eligible medical expenses during the taxable year.



    IN ADDITION, THE 10% PENALTY TAX DOES NOT APPLY TO A DISTRIBUTION FROM AN IRA THAT IS:



- Made after separation from employment to an unemployed IRA owner for health insurance premiums, if certain conditions are met;



- Not in excess of the amount of certain qualifying higher education expenses, as defined by section 72(t)(7) of the Code; or

32                                   HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
--------------------------------------------------------------------------------


- A qualified first-time homebuyer distribution meeting the requirements specified at section 72(t)(8) of the Code.



    If you are a participant in a SIMPLE IRA plan, you should be aware that the 10% penalty tax is increased to 25% with respect to non-exempt early distributions made from your SIMPLE IRA during the first two years following the date you first commenced participation in any SIMPLE IRA plan of your employer.



    (B) MINIMUM DISTRIBUTION PENALTY TAX



    If the amount distributed is less than the minimum required distribution for the year, the Participant is subject to a 50% penalty tax on the amount that was not properly distributed.



    An individual's interest in a tax-qualified retirement plan generally must be distributed, or begin to be distributed, not later than the Required Beginning Date. Generally, the Required Beginning Date is April 1 of the calendar year following the later of:



- the calendar year in which the individual attains age 70 1/2; or



- the calendar year in which the individual retires from service with the employer sponsoring the plan.



    The Required Beginning Date for an individual who is a five (5) percent owner (as defined in the Code), or who is the owner of an IRA, is April 1 of the calendar year following the calendar year in which the individual attains age
70 1/2.



    The entire interest of the Participant must be distributed beginning no later than the Required Beginning Date over:



- the life of the Participant or the lives of the Participant and the Participant's designated beneficiary, or



- over a period not extending beyond the life expectancy of the Participant or the joint life expectancy of the Participant and the Participant's designated beneficiary.



    Each annual distribution must equal or exceed a "minimum distribution amount" which is determined by dividing the account balance by the applicable life expectancy. This account balance is generally based upon the account value as of the close of business on the last day of the previous calendar year. In addition, minimum distribution incidental benefit rules may require a larger annual distribution.



    If an individual dies before reaching his or her Required Beginning Date, the individual's entire interest must generally be distributed within five years of the individual's death. However, this rule will be deemed satisfied, if distributions begin before the close of the calendar year following the individual's death to a designated beneficiary and distribution is over the life of such designated beneficiary (or over a period not extending beyond the life expectancy of the beneficiary). If the beneficiary is the indi-vidual's surviving spouse, distributions may be delayed until the individual would have attained age 70 1/2.



    If an individual dies after reaching his or her Required Beginning Date or after distributions have commenced, the individual's interest must generally be distributed at least as rapidly as under the method of distribution in effect at the time of the individual's death.



    (C) WITHHOLDING



    In general, regular wage withholding rules apply to distributions from IRAs and plans described in section 457 of the Code. Periodic distributions from other tax-qualified retirement plans that are made for a specified period of 10 or more years or for the life or life expectancy of the participant (or the joint lives or life expectancies of the participant and beneficiary) are generally subject to federal income tax withholding as if the recipient were married claiming three exemptions. The recipient of periodic distributions may generally elect not to have withholding apply or to have income taxes withheld at a different rate by providing a completed election form.



    Mandatory federal income tax withholding at a flat rate of 20% will generally apply to other distributions from such other tax-qualified retirement plans unless such distributions are:



- the non-taxable portion of the distribution;



- required minimum distributions; or



- direct transfer distributions.



    Direct transfer distributions are direct payments to an IRA or to another eligible retirement plan under Code section 401(a)(31).



    Certain states require withholding of state taxes when federal income tax is withheld.

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY                                   33
--------------------------------------------------------------------------------


               APPENDIX II -- OPTIONAL DEATH BENEFIT -- EXAMPLES



EXAMPLE 1



Assume that you deposited a premium payment of $100,000 on January 1, 1998. If you made no Surrenders during the year, your Interest Accumulation Value on January 1, 1999 would be $105,000, calculated as follows:



$100,000      Premium deposited on January 1, 1998
   5,000      Interest accumulated at 5% per year on premiums
--------
$105,000      Interest Accumulation Value on January 1, 1999.



    If you elected the Optional Death Benefit, you would be guaranteed a Death Benefit payment equal to at least $105,000.



EXAMPLE 2



Assume that you deposited a premium payment of $100,000 on January 1, 1998. If you Surrendered $10,000 on January 1, 1999 and your Contract Value immediately prior to the partial Surrender was $100,000, your Interest Accumulation Value on January 1, 1999 would be $94,500, calculated as follows:



 $100,000       Premium deposited on January 1, 1998
    5,000       Interest accumulated at 5% per year on premiums
 ($10,500)      Adjustment for partial Surrender*
---------
  $94,500       Interest Accumulation Value on January 1, 1999.


--------------------------------------------------------------------------------


* The Adjustment for the partial Surrender reduces the Interest Accumulation Value by an amount equal to the proportion of the partial Surrender to the Contract Value prior to the partial Surrender. Therefore, in this example, the $10,500 reduction to the Interest Accumulation Value is calculated by dividing the amount of the Surrender, $10,000, by the Contract Value paid prior to the Surrender, $100,000. This ratio (Surrender DIVIDED BY Contract Value prior to Surrender) is multiplied by the Interest Accumulation Value prior to Surrenders and results in the adjustment for the partial Surrender.



Interest Accumulation Value prior to Surrenders........  $105,000
Multiplied by ratio of Surrenders  DIVIDED BY Contract
 Value prior to Surrenders
 ($10,000 DIVIDED BY 100,000)..........................   X   .10
                                                         --------
Adjustment for the partial Surrender...................  $ 10,500



    The Surrender reduced the Interest Accumulation Value by $10,500 ($105,000 - 94,500).

--------------------------------------------------------------------------------

34                                   HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
--------------------------------------------------------------------------------


                               TABLE OF CONTENTS
                                       TO
                      STATEMENT OF ADDITIONAL INFORMATION



 SECTION                                                                   PAGE
 ------------------------------------------------------------------------  ----
 DESCRIPTION OF HARTFORD LIFE AND ANNUITY INSURANCE COMPANY..............
 SAFEKEEPING OF ASSETS...................................................
 INDEPENDENT PUBLIC ACCOUNTANTS..........................................
 DISTRIBUTION OF CONTRACTS...............................................
 CALCULATION OF YIELD AND RETURN.........................................
 PERFORMANCE COMPARISONS.................................................
 FINANCIAL STATEMENTS....................................................

This form must be completed for all tax sheltered annuities.



                     SECTION 403(b)(11) ACKNOWLEDGMENT FORM



    The Hartford Variable Annuity Contract which you have recently purchased is subject to certain restrictions imposed by the Tax Reform Act of 1986. Contributions to the Contract after December 31, 1988 and any increases in cash value after December 31, 1988 may not be distributed to you unless you have:



    a. attained age 59 1/2,



    b. separated from service,



    c. died, or



    d. become disabled.



Distributions of post December 31, 1988 contributions (excluding any income thereon) may also be made if you have experienced a financial hardship.



Also, there may be a 10% penalty tax for distributions made prior to age 59 1/2because of financial hardship or separation from service.



Also, please be aware that your 403(b) Plan may also offer other financial alternatives other than the Director Select Variable Annuity. Please refer to your Plan.



    Please complete the following and return to:



    Hartford Life and Annuity Insurance Company
    Individual Annuity Services
    P.O. Box 5085
    Hartford, CT 06102-5085



Name of Contract Owner/Participant

-------------------------------------------------------------------------


Address

--------------------------------------------------------------------------------


City or Plan/School District

--------------------------------------------------------------------------------


Date:

--------------------------------------------------------------------------------


Contract No:

--------------------------------------------------------------------------------


Signature:

--------------------------------------------------------------------------------

    To obtain a Statement of Additional Information, please complete the form below and mail to:



    Hartford Life and Annuity Insurance Company
    Attn: Individual Annuity Services
    P.O. Box 5085
    Hartford, CT 06102-5085



    Please send a Statement of Additional Information for Series II of The Director SELECT Variable Annuity to me at the following address:



----------------------------------------------------
                            Name

------------------------------------------------------------
                          Address

------------------------------------------------------------
    City/State                                        Zip
Code

                                     PART B

                       STATEMENT OF ADDITIONAL INFORMATION

                   HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
                              SEPARATE ACCOUNT ONE
                SERIES II OF THE DIRECTOR SELECT VARIABLE ANNUITY


This Statement of Additional Information is not a prospectus. The information contained herein should be read in conjunction with the prospectus.

To obtain a prospectus, send a written request to Hartford Life and Annuity Insurance Company Attn: Individual Annuity Services, P.O. Box 5085, Hartford, CT 06102-5085.





Date of Prospectus:  May 3, 1999

Date of Statement of Additional:  May 3, 1999















333-69487

                                TABLE OF CONTENTS


SECTION                                                                    PAGE
-------                                                                    ----
DESCRIPTION OF HARTFORD LIFE AND ANNUITY INSURANCE
      COMPANY.............................................................   3

SAFEKEEPING OF ASSETS ....................................................   3

INDEPENDENT PUBLIC ACCOUNTANTS ...........................................   3

DISTRIBUTION OF CONTRACTS.................................................   4

CALCULATION OF YIELD AND RETURN...........................................   5

PERFORMANCE COMPARISONS...................................................  11

FINANCIAL STATEMENTS .....................................................

          DESCRIPTION OF HARTFORD LIFE AND ANNUITY INSURANCE COMPANY

Hartford Life and Annuity Insurance Company is a stock life insurance company engaged in the business of writing life insurance and annuities, both individual and group, in all states of the United States, the District of Columbia and Puerto Rico, except New York. On January 1, 1998, Hartford's name changed from ITT Hartford Life and Annuity Insurance Company to Hartford Life and Annuity Insurance Company. We were originally incorporated under the laws of Wisconsin on January 9, 1956, and subsequently redomiciled to Connecticut. Our offices are located in Simsbury, Connecticut; however, our mailing address is P.O. Box 2999, Hartford, CT 06104-2999. We are ultimately controlled by The Hartford Financial Services Group, Inc., one of the largest financial service providers in the United States.

                               HARTFORD'S RATINGS

-------------------------------------------------------------------------------
    Rating Agency             Effective    Rating      Basis of Rating
                           Date of Rating
-------------------------------------------------------------------------------
A.M. Best and Company, Inc.    1/1/99        A+      Financial performance.
-------------------------------------------------------------------------------
Standard & Poor's              6/1/98        AA      Insurer financial strength
-------------------------------------------------------------------------------
Duff & Phelps                12/21/98        AA+     Claims paying ability
-------------------------------------------------------------------------------

                              SAFEKEEPING OF ASSETS

Title to the assets of the Separate Account is held by Hartford. The assets are kept physically segregated and are held separate and apart from Hartford's general corporate assets. Records are maintained of all purchases and redemptions of Fund shares held in each of the Sub-Accounts.

                         INDEPENDENT PUBLIC ACCOUNTANTS

The audited financial statements included in this registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports. Reference is made to the report on the statutory financial statements of Hartford Life and Annuity Insurance Company which states the statutory financial statements are presented in accordance with statutory accounting practices prescribed or permitted by the National Association of Insurance Commissioners and the State of Connecticut Insurance Department, and are not presented in accordance with generally accepted accounting principles. The principal business address of Arthur Andersen LLP is One Financial Plaza, Hartford, Connecticut 06103.

                            DISTRIBUTION OF CONTRACTS

Hartford Securities Distribution Company, Inc. ("HSD") serves as Principal Underwriter for the securities issued with respect to the Separate Account. HSD is an affiliate of Hartford. Both HSD and Hartford are ultimately controlled by the Hartford Financial Services Group, Inc. The principal business address of HSD is the same as that of Hartford.

The securities will be sold by salesperson of HSD who represent Hartford as insurance and variable annuity agents and who are registered representatives of Broker-Dealers who have entered into distribution agreements with HSD.

HSD is registered with the Commission under the Securities Exchange Act of 1934 as a Broker-Dealer and is a member of the National Association of Securities Dealers, Inc.

Commissions will be paid by Hartford and will not be more than 6% of premium payments. From time to time, Hartford may pay or permit other promotional incentives, in cash or credit or other compensation.

Broker-dealers or financial institutions are compensated according to a schedule set forth by HSD and any applicable rules or regulations for variable insurance compensation. Compensation is generally based on premium payments made by policyholders or contract owners. This compensation is usually paid from the sales charges described in the prospectus.

In addition, a broker-dealer or financial institution may also receive additional compensation for, among other things, training, marketing or other services provided. HSD, its affiliates or Hartford may also make compensation arrangements with certain broker-dealers or financial institutions based on total sales by the broker-dealer or financial institution of insurance products. These payments, which may be different for different broker-dealers or financial institutions, will be made by HSD, its affiliates or Hartford out of their own assets and will not effect the amounts paid by the policyholders or contract owners to purchase, hold or Surrender variable insurance products.


Hartford currently pays HSD underwriting commissions for its role as Principal Underwriter of all variable annuities associated with this Separate Account. For the past three years, the aggregate dollar amount of underwriting commissions paid to HSD in its role as Principal Underwriter has been: 1998: $107,925,386, 1997: $134,304,585 and 1996: $118,242,027. HSD has
retained none of these commissions.

                         CALCULATION OF YIELD AND RETURN

YIELD OF THE MONEY MARKET FUND SUB-ACCOUNT. As summarized in the prospectus under the heading "Performance Related Information," the yield of the Money Market Fund Sub-Account for a seven-day period (the "base period") will be computed by determining the "net change in value" (calculated as set forth below) of a hypothetical account having a balance of one accumulation unit of the Sub-Account at the beginning of the period, subtracting a hypothetical charge reflecting deductions from Contract Owner accounts, and dividing the difference by the value of the account at the beginning of the base period to obtain the base period return, and then multiplying the base period return by 365/7 with the resulting yield figure carried to the nearest hundredth of one percent. Net changes in value of a hypothetical account will include net investment income of the account (accrued daily dividends as declared by the underlying funds, less daily expense charges of the account) for the period, but will not include realized gains or losses or unrealized appreciation or depreciation on the underlying fund shares.

The effective yield is calculated by compounding the base period return by adding 1, raising the sum to a power equal to 365/7 and subtracting 1 from the result, according to the following formula:

                                                365/7
     Effective Yield = [(Base Period Return + 1)     ] - 1

THE MONEY MARKET FUND SUB-ACCOUNT'S YIELD AND EFFECTIVE YIELD WILL VARY IN RESPONSE TO FLUCTUATIONS IN INTEREST RATES AND IN THE EXPENSES OF THE SUB-ACCOUNT. THE CURRENT YIELD AND EFFECTIVE YIELD REFLECT RECURRING CHARGES ON THE SEPARATE ACCOUNT LEVEL, INCLUDING THE MAXIMUM ANNUAL MAINTENANCE FEE.

The yield and effective yield for the seven-day period ending December 31, 1998 for the Money Market Fund Sub-Account was as follows ($30 Annual Maintenance Fee):

-------------------------------------------------------------------------------
SUB-ACCOUNT                  YIELD                            EFFECTIVE YIELD
-------------------------------------------------------------------------------
Money Market*                3.52%                                 3.59%
-------------------------------------------------------------------------------

*Yield and effective yield for the seven-day period ending December 31, 1998.

YIELDS OF BOND FUND, HIGH YIELD FUND, AND MORTGAGE SECURITIES FUND SUB-ACCOUNTS. As summarized in the prospectus under the heading "Performance Related Information," yields of the above Sub-Accounts will be computed by annualizing a recent month's net investment income, divided by a Fund share's net asset value on the last trading day of that month. Net changes in the value of a hypothetical account will assume the change in the underlying mutual fund's "net asset value per share" for the same period in addition to the daily expense charge assessed, at the sub-account level for the respective period. The Sub-Accounts' yields will vary from time-to-time depending upon market conditions and, the composition of the underlying funds' portfolios. Yield should also be considered relative to changes in the value of the Sub-Accounts' shares and to the relative risks associated with the investment objectives and policies of the underlying Fund.

THE YIELD REFLECTS RECURRING CHARGES ON THE SEPARATE ACCOUNT LEVEL, INCLUDING THE ANNUAL MAINTENANCE FEE.

Yield calculations of the Sub-Accounts used for illustration purposes reflect the interest earned by the Sub-Accounts, less applicable asset charges assessed against a Contract Owner's account over the base period. Yield quotations based on a 30-day period were computed by dividing the dividends and interest earned during the period by the maximum offering price per unit on the last day of the period, according to the following formula:

Example:
                                                             6
Current Yield Formula for the Sub-Account  2[((A-B)/(CD) + 1)  - 1]

Where   A = Dividends and interest earned during the period.
        B = Expenses accrued for the period (net of reimbursements).
        C = The average daily number of units outstanding during the period that were entitled to receive dividends.
        D = The maximum offering price per unit on the last day of the period.

At any time in the future, yields and total return may be higher or lower than past yields and there can be no assurance that any historical results will continue.

The method of calculating yields described above for these Sub-Accounts differs from the method used by the Sub-Accounts prior to May 1, 1988. The denominator of the fraction used to calculate yield was previously the average unit value for the period calculated. That denominator will hereafter be the unit value of the Sub-Accounts on the last trading day of the period calculated.

-------------------------------------------------------------------------------
SUB-ACCOUNT                                                           YIELD
-------------------------------------------------------------------------------
Bond**                                                                4.61%
-------------------------------------------------------------------------------
High Yield**                                                          7.56%
-------------------------------------------------------------------------------
Mortgage Securities**                                                 4.84%
-------------------------------------------------------------------------------

**Yield quotation based on a 30-day period ended December 31, 1998.

CALCULATION OF TOTAL RETURN. As summarized in the prospectus under the heading "Performance Related Information," total return is a measure of the change in value of an investment in a Sub-Account over the period covered and assumes that the Optional Death Benefit has not been elected. The formula for total return used herein includes three steps: (1) calculating the value of the hypothetical initial investment of $1,000 as of the end of the period by multiplying the total number of units owned at the end of the period by the unit value per unit on the last trading day of the period; (2) assuming redemption at the end of the period and deducting any applicable contingent deferred sales charge and (3) dividing this account value for the hypothetical investor by the initial $1,000 investment and annualizing the result for periods of less than one year. Total return will be calculated for one year, five years and ten years or some other relevant periods if a Sub-Account has not been in existence for at least ten years.


The following are the standardized average annual total return quotations for the Sub-Accounts for the fiscal year ended December 31, 1998.

                     STANDARDIZED AVERAGE ANNUAL TOTAL RETURN FOR YEAR ENDED DECEMBER 31, 1998

--------------------------------- -------------- -------------- --------------- ---------------- ------------------
SUB-ACCOUNT                            S/A          1 YEAR          5 YEAR          10 YEAR       SINCE INCEPTION
                                    INCEPTION
                                      DATE
--------------------------------- -------------- -------------- --------------- ---------------- ------------------
Mentor Capital Appreciation          3/2/98           N/A            N/A              N/A             -0.48%
--------------------------------- -------------- -------------- --------------- ---------------- ------------------
Mentor Growth                        3/2/98           N/A            N/A              N/A             -18.62%
--------------------------------- -------------- -------------- --------------- ---------------- ------------------
Mentor Perpetual International       3/2/98           N/A            N/A              N/A              0.92%
--------------------------------- -------------- -------------- --------------- ---------------- ------------------
Advisers                             5/20/91        13.11%          13.11%            N/A             11.50%
--------------------------------- -------------- -------------- --------------- ---------------- ------------------
Bond                                 5/20/91        -3.20%          2.25%             N/A              4.35%
--------------------------------- -------------- -------------- --------------- ---------------- ------------------
Capital Appreciation                 5/20/91         4.04%          13.47%            N/A             16.32%
--------------------------------- -------------- -------------- --------------- ---------------- ------------------
Dividend & Growth                    3/8/94          4.97%           N/A              N/A             17.82%
--------------------------------- -------------- -------------- --------------- ---------------- ------------------
Global Leaders                       9/30/98          N/A            N/A              N/A             21.47%
--------------------------------- -------------- -------------- --------------- ---------------- ------------------
Growth and Income                    5/29/98          N/A            N/A              N/A              8.18%
--------------------------------- -------------- -------------- --------------- ---------------- ------------------
High Yield                           9/30/98          N/A            N/A              N/A             -6.51%
--------------------------------- -------------- -------------- --------------- ---------------- ------------------
Index                                5/20/91        16.47%          19.00%            N/A             15.12%
--------------------------------- -------------- -------------- --------------- ---------------- ------------------
International Advisers               3/1/95          1.94%           N/A              N/A              6.90%
--------------------------------- -------------- -------------- --------------- ---------------- ------------------
International Opportunities          5/20/91         1.72%          2.48%             N/A              5.11%
--------------------------------- -------------- -------------- --------------- ---------------- ------------------
MidCap                               7/30/97        15.00%           N/A              N/A             16.89%
--------------------------------- -------------- -------------- --------------- ---------------- ------------------
Money Market                         5/20/91        -6.04%          0.04%             N/A              0.20%
--------------------------------- -------------- -------------- --------------- ---------------- ------------------
Mortgage Securities                  5/20/91        -4.61%          1.94%             N/A              3.17%
--------------------------------- -------------- -------------- --------------- ---------------- ------------------
Small Company                        8/9/96          0.23%           N/A              N/A              8.61%
--------------------------------- -------------- -------------- --------------- ---------------- ------------------
Stock                                5/20/91        21.82%          19.02%            N/A             15.53%
--------------------------------- -------------- -------------- --------------- ---------------- ------------------

                     STANDARDIZED AVERAGE ANNUAL TOTAL RETURN FOR YEAR ENDED DECEMBER 31, 1998
                                            WITH 15 BPS DEATH OPTION

--------------------------------- -------------- -------------- --------------- ---------------- ------------------
SUB-ACCOUNT                            S/A          1 YEAR          5 YEAR          10 YEAR       SINCE INCEPTION
                                    INCEPTION
                                      DATE
--------------------------------- -------------- -------------- --------------- ---------------- ------------------
Mentor Capital Growth                3/2/98           N/A            N/A              N/A             -2.61%
--------------------------------- -------------- -------------- --------------- ---------------- ------------------
Mentor Growth                        3/2/98           N/A            N/A              N/A             -18.73%
--------------------------------- -------------- -------------- --------------- ---------------- ------------------
Mentor Perpetual International       3/2/98           N/A            N/A              N/A              0.78%
--------------------------------- -------------- -------------- --------------- ---------------- ------------------
Advisers                             5/20/91        12.92%          12.92%            N/A             11.32%
--------------------------------- -------------- -------------- --------------- ---------------- ------------------
Bond                                 5/20/91        -3.36%          2.07%             N/A             11.02%
--------------------------------- -------------- -------------- --------------- ---------------- ------------------
Capital Appreciation                 5/20/91         3.87%          13.29%            N/A             16.14%
--------------------------------- -------------- -------------- --------------- ---------------- ------------------
Dividend & Growth                    3/8/94          4.80%           N/A              N/A             17.64%
--------------------------------- -------------- -------------- --------------- ---------------- ------------------
Global Leaders                       9/30/98          N/A            N/A              N/A             21.42%
--------------------------------- -------------- -------------- --------------- ---------------- ------------------
Growth and Income                    5/29/98          N/A            N/A              N/A              8.07%
--------------------------------- -------------- -------------- --------------- ---------------- ------------------
High Yield                           9/30/98          N/A            N/A              N/A             -6.55%
--------------------------------- -------------- -------------- --------------- ---------------- ------------------
Index                                5/20/91        16.28%          18.81%            N/A             14.93%
--------------------------------- -------------- -------------- --------------- ---------------- ------------------
International Advisers               3/1/95          1.77%           N/A              N/A              6.72%
--------------------------------- -------------- -------------- --------------- ---------------- ------------------
International Opportunities          5/20/91         1.56%          2.30%             N/A              4.94%
--------------------------------- -------------- -------------- --------------- ---------------- ------------------
MidCap                               7/30/97        14.82%           N/A              N/A             16.70%
--------------------------------- -------------- -------------- --------------- ---------------- ------------------
Money Market                         5/20/91        -6.19%          -0.13%            N/A              0.03%
--------------------------------- -------------- -------------- --------------- ---------------- ------------------
Mortgage Securities                  5/20/91        -4.77%          1.77%             N/A              3.00%
--------------------------------- -------------- -------------- --------------- ---------------- ------------------
Small Company                        8/9/96          0.07%           N/A              N/A              8.43%
--------------------------------- -------------- -------------- --------------- ---------------- ------------------
Stock                                5/20/91        21.62%          18.83%            N/A             15.34%
--------------------------------- -------------- -------------- --------------- ---------------- ------------------

In addition to the standardized total return, the Sub-Account may advertise a non-standardized total return. This figure will usually be calculated for one year, five years, and ten years or other periods. Non-standardized total return is measured in the same manner as the standardized total return described above, except that the contingent deferred sales charge and the Annual Maintenance Fee are not deducted and the time periods used to calculate return are based on the inception date of the underlying Funds. Therefore, non-standardized total return for a Sub-Account is higher than standardized total return for a Sub-Account.


The following are the non-standardized annualized total return quotations for the Sub-Accounts for the fiscal year ended December 31, 1998.

 NON-STANDARDIZED ANNUALIZED TOTAL RETURN THAT PRE-DATE THE INCEPTION DATE OF THE SEPARATE ACCOUNT
                                  FOR YEAR ENDED DECEMBER 31, 1998

--------------------------------- -------------- -------------- --------------- ---------------- ------------------
SUB-ACCOUNT                           FUND          1 YEAR          5 YEAR          10 YEAR       SINCE INCEPTION
                                    INCEPTION
                                      DATE
--------------------------------- -------------- -------------- --------------- ---------------- ------------------
Mentor Capital Appreciation          3/2/98           N/A            N/A              N/A              7.52%
--------------------------------- -------------- -------------- --------------- ---------------- ------------------
Mentor Growth                        3/2/98           N/A            N/A              N/A             -9.27%
--------------------------------- -------------- -------------- --------------- ---------------- ------------------
Mentor Perpetual International       3/2/98           N/A            N/A              N/A             10.92%
--------------------------------- -------------- -------------- --------------- ---------------- ------------------
Advisers                             3/31/83        23.11%          16.24%          13.66%              N/A
--------------------------------- -------------- -------------- --------------- ---------------- ------------------
Bond                                 8/31/77         6.80%          5.92%            7.51%              N/A
--------------------------------- -------------- -------------- --------------- ---------------- ------------------
Capital Appreciation                 4/2/84         14.04%          16.43%          17.08%              N/A
--------------------------------- -------------- -------------- --------------- ---------------- ------------------
Dividend & Growth                    3/8/94         14.97%           N/A              N/A             20.65%
--------------------------------- -------------- -------------- --------------- ---------------- ------------------
Global Leaders                       9/30/98          N/A            N/A              N/A             31.47%
--------------------------------- -------------- -------------- --------------- ---------------- ------------------
Growth and Income                    5/29/98          N/A            N/A              N/A             18.18%
--------------------------------- -------------- -------------- --------------- ---------------- ------------------
High Yield                           9/30/98          N/A            N/A              N/A              3.49%
--------------------------------- -------------- -------------- --------------- ---------------- ------------------
Index                                5/1/87         26.47%          21.84%          16.89%              N/A
--------------------------------- -------------- -------------- --------------- ---------------- ------------------
International Advisers               3/1/95         11.94%           N/A              N/A             10.68%
--------------------------------- -------------- -------------- --------------- ---------------- ------------------
International Opportunities          7/2/90         11.72%          6.12%             N/A              6.00%
--------------------------------- -------------- -------------- --------------- ---------------- ------------------
MidCap                               7/30/97        25.00%           N/A              N/A             24.85%
--------------------------------- -------------- -------------- --------------- ---------------- ------------------
Money Market                         6/30/80         3.96%          3.79%            4.21%              N/A
--------------------------------- -------------- -------------- --------------- ---------------- ------------------
Mortgage Securities                  1/1/85          5.39%          5.59%            6.93%              N/A
--------------------------------- -------------- -------------- --------------- ---------------- ------------------
Small Company                        8/9/96         10.23%           N/A              N/A             14.20%
--------------------------------- -------------- -------------- --------------- ---------------- ------------------
Stock                                8/31/77        31.82%          21.93%          17.01%              N/A
--------------------------------- -------------- -------------- --------------- ---------------- ------------------

   NON-STANDARDIZED ANNUALIZED TOTAL RETURN THAT PRE-DATE THE INCEPTION DATE OF THE SEPARATE ACCOUNT
                                  FOR YEAR ENDED DECEMBER 31, 1998
                                      WITH 15 BPS DEATH OPTION

--------------------------------- -------------- -------------- --------------- ---------------- ------------------
SUB-ACCOUNT                           FUND          1 YEAR          5 YEAR          10 YEAR       SINCE INCEPTION
                                    INCEPTION
                                      DATE
--------------------------------- -------------- -------------- --------------- ---------------- ------------------
Mentor Capital Growth                3/2/98           N/A            N/A              N/A              7.39%
--------------------------------- -------------- -------------- --------------- ---------------- ------------------
Mentor Growth                        3/2/98           N/A            N/A              N/A             -9.38%
--------------------------------- -------------- -------------- --------------- ---------------- ------------------
Mentor Perpetual International       3/2/98           N/A            N/A              N/A             10.78%
--------------------------------- -------------- -------------- --------------- ---------------- ------------------
Advisers                             3/31/83        22.92%          16.06%          13.49%              N/A
--------------------------------- -------------- -------------- --------------- ---------------- ------------------
Bond                                 8/31/77         6.64%          5.76%            7.34%              N/A
--------------------------------- -------------- -------------- --------------- ---------------- ------------------
Capital Appreciation                 4/2/84         13.87%          16.25%          16.91%              N/A
--------------------------------- -------------- -------------- --------------- ---------------- ------------------
Dividend & Growth                    3/8/94         14.80%           N/A              N/A             20.48%
--------------------------------- -------------- -------------- --------------- ---------------- ------------------
Global Leaders                       9/30/98          N/A            N/A              N/A             31.42%
--------------------------------- -------------- -------------- --------------- ---------------- ------------------
Growth and Income                    5/29/98          N/A            N/A              N/A             18.07%
--------------------------------- -------------- -------------- --------------- ---------------- ------------------
High Yield                           9/30/98          N/A            N/A              N/A              3.45%
--------------------------------- -------------- -------------- --------------- ---------------- ------------------
Index                                5/1/87         26.28%          21.66%          16.72%              N/A
--------------------------------- -------------- -------------- --------------- ---------------- ------------------
International Advisers               3/1/95         11.77%           N/A              N/A             10.52%
--------------------------------- -------------- -------------- --------------- ---------------- ------------------
International Opportunities          7/2/90         11.56%          5.96%             N/A              5.84%
--------------------------------- -------------- -------------- --------------- ---------------- ------------------
MidCap                               7/30/97        24.82%           N/A              N/A             24.66%
--------------------------------- -------------- -------------- --------------- ---------------- ------------------
Money Market                         6/30/80         3.81%          3.64%            4.05%              N/A
--------------------------------- -------------- -------------- --------------- ---------------- ------------------
Mortgage Securities                  1/1/85          5.23%          5.43%            6.77%              N/A
--------------------------------- -------------- -------------- --------------- ---------------- ------------------
Small Company                        8/9/96         10.07%           N/A              N/A             14.03%
--------------------------------- -------------- -------------- --------------- ---------------- ------------------
Stock                                8/31/77        31.62%          21.75%          16.84%              N/A
--------------------------------- -------------- -------------- --------------- ---------------- ------------------

                             PERFORMANCE COMPARISONS

YIELD AND TOTAL RETURN. Each Sub-Account may from time-to-time include its total return in advertisements or in information furnished to present or prospective shareholders. Each Sub-Account may from time-to-time include its yield and total return in advertisements or information furnished to present or prospective shareholders. Each Sub-Account may from time-to-time include in advertisements its total return (and yield in the case of certain Sub-Accounts) the ranking of those performance figures relative to such figures for groups of other annuities analyzed by Lipper Analytical Services and Morningstar, Inc. as having the same investment objectives.

The total return and yield may also be used to compare the performance of the Sub-Accounts against certain widely acknowledged outside standards or indices for stock and bond market performance. The Standard & Poor's Composite Index of 500 Stocks (the "S&P 500") is a market value-weighted and unmanaged index showing the changes in the aggregate market value of 500 stocks relative to the base period 1941-43. The S&P 500 is composed almost entirely of common stocks of companies listed on the New York Stock Exchange, although the common stocks of a few companies listed on the American Stock Exchange or traded over-the-counter are included. The 500 companies represented include 400 industrial, 60 transportation and 40 financial services concerns. The S&P 500 represents about 80% of the market value of all issues traded on the New York Stock Exchange.

The NASDAQ-OTC Composite Price Index (The "NASDAQ Index") is a market value-weighted and unmanaged index showing the changes in the aggregate market value of approximately 3,500 stocks relative to the base measure of
100.00 on February 5, 1971. The NASDAQ Index is composed entirely of common stocks of companies traded over-the-counter and often through the National Association of Securities Dealers Automated Quotations ("NASDAQ") system. Only those over-the-counter stocks having only one market maker or traded on exchanges are excluded.

The Morgan Stanley Capital International EAFE Index (the "EAFE Index") is an unmanaged index, which includes over 1,000 companies representing the stock markets of Europe, Australia, New Zealand, and the Far East. The EAFE Index is weighted by market capitalization, and therefore, it has a heavy representation in countries with large stock markets, such as Japan.

The Shearson Lehman Government Bond Index (the "SL Government Index") is a measure of the market value of all public obligations of the U.S. Treasury; all publicly issued debt of all agencies of the U.S. Government and all quasi-federal corporations; and all corporate debt guaranteed by the U.S. Government. Mortgage-backed securities, flower bonds and foreign targeted issues are not included in the SL Government Index.

The Shearson Lehman Government/Corporate Bond Index (the "SL Government/Corporate Index") is a measure of the market value of approximately 5,300 bonds with a face value currently in excess of $1.3 trillion. To be included in the SL Government/Corporate Index, an issue must have amounts outstanding in excess of $1 million, have at least one year to maturity and be rated "Baa" or higher ("investment grade") by a nationally recognized rating agency.

The Composite Index for Hartford Advisers Fund is comprised of the S&P 500 (55%), the Lehman Government/Corporate Bond Index (35%), both mentioned above, and 90 Day U.S. Treasury Bills (10%).

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY                                 SA-1
--------------------------------------------------------------------------------
 REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
--------------------------------------------------------------------------------
 TO HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
 SEPARATE ACCOUNT ONE AND TO THE
 OWNERS OF UNITS OF INTEREST THEREIN:


We have audited the accompanying statements of assets and liabilities of Hartford Life and Annuity Insurance Company Separate Account One (Bond Fund, Stock Fund, Money Market Fund, Advisers Fund, Capital Appreciation Fund, Mortgage Securities Fund, Index Fund, International Opportunities Fund, Dividend and Growth Fund, International Advisers Fund, Small Company Fund, MidCap Fund, Mentor Capital Growth Fund, Mentor Perpetual International Fund, Mentor Growth Fund, Global Leaders Fund, High Yield Fund, and Growth and Income Fund) (collectively, the Account) as of December 31, 1998, and the related statements of operations and the statements of changes in net assets for the periods presented. These financial statements are the responsibility of the Account's management. Our responsibility is to express an opinion on these financial statements based on our audits.


We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Account as of December 31, 1998, and the results of their operations and the changes in their net assets for the periods presented in conformity with generally accepted accounting principles.

Hartford, Connecticut

February 16, 1999                                            ARTHUR ANDERSEN LLP

SA-2                                 HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
--------------------------------------------------------------------------------

 SEPARATE ACCOUNT ONE
--------------------------------------------------------------------------------
 STATEMENTS OF ASSETS & LIABILITIES
 YEAR ENDED DECEMBER 31, 1998

                            BOND FUND      STOCK FUND
                           SUB-ACCOUNT    SUB-ACCOUNT
                           ------------  --------------
ASSETS:
  Investments:
    Hartford Bond HLS
     Fund, Inc. - Class
     IA
    Shares 380,558,700
    Cost $399,499,923
      Market Value.......  $411,256,468        --
    Hartford Stock HLS
     Fund, Inc. - Class
     IA
    Shares 513,943,883
    Cost $2,170,908,704
      Market Value.......       --       $3,372,328,102
    Hartford Money Market
     HLS Fund, Inc. -
     Class IA
    Shares 345,742,205
    Cost $345,742,205
      Market Value.......       --             --
    Hartford Advisers HLS
     Fund, Inc. - Class
     IA
    Shares 1,862,478,644
    Cost $4,012,019,599
      Market Value.......       --             --
    Hartford Capital
     Appreciation HLS
     Fund, Inc. - Class
     IA
    Shares 602,284,430
    Cost $2,212,701,469
      Market Value.......       --             --
    Hartford Mortgage
     Securities HLS Fund,
     Inc. - Class IA
    Shares 100,460,881
    Cost $109,029,070
      Market Value.......       --             --
    Hartford Index HLS
     Fund, Inc. - Class
     IA
    Shares 213,539,249
    Cost $534,739,672
      Market Value.......       --             --
    Hartford
     International
     Opportunities HLS
     Fund, Inc. - Class
     IA
    Shares 486,127,383
    Cost $617,788,895
      Market Value.......       --             --
    Hartford Dividend and
     Growth HLS Fund,
     Inc. - Class IA
    Shares 844,442,536
    Cost $1,419,647,238
      Market Value.......       --             --
    Hartford
     International
     Advisers HLS Fund,
     Inc. - Class IA
    Shares 174,208,203
    Cost $199,416,162
      Market Value.......       --             --
  Due from Hartford Life
   and Annuity Insurance
   Company...............       362,859       2,624,788
  Receivable from fund
   shares sold...........       --             --
                           ------------  --------------
  Total Assets...........   411,619,327   3,374,952,890
                           ------------  --------------
LIABILITIES:
  Due to Hartford Life
   and Annuity Insurance
   Company...............       --             --
  Payable for fund shares
   purchased.............       362,819       2,622,542
                           ------------  --------------
  Total Liabilities......       362,819       2,622,542
                           ------------  --------------
  Net Assets (variable
   annuity contract
   liabilities)..........  $411,256,508  $3,372,330,348
                           ------------  --------------
                           ------------  --------------

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY                                 SA-3
--------------------------------------------------------------------------------

                              MONEY                           CAPITAL             MORTGAGE
                           MARKET FUND   ADVISERS FUND   APPRECIATION FUND    SECURITIES FUND      INDEX FUND
                           SUB-ACCOUNT    SUB-ACCOUNT       SUB-ACCOUNT         SUB-ACCOUNT       SUB-ACCOUNT
                           ------------  --------------  ------------------   ----------------   --------------
ASSETS:
  Investments:
    Hartford Bond HLS
     Fund, Inc. - Class
     IA
    Shares 380,558,700
    Cost $399,499,923
      Market Value.......      --             --                --                  --                 --
    Hartford Stock HLS
     Fund, Inc. - Class
     IA
    Shares 513,943,883
    Cost $2,170,908,704
      Market Value.......      --             --                --                  --                 --
    Hartford Money Market
     HLS Fund, Inc. -
     Class IA
    Shares 345,742,205
    Cost $345,742,205
      Market Value.......  $345,742,206       --                --                  --                 --
    Hartford Advisers HLS
     Fund, Inc. - Class
     IA
    Shares 1,862,478,644
    Cost $4,012,019,599
      Market Value.......      --        $5,559,969,961         --                  --                 --
    Hartford Capital
     Appreciation HLS
     Fund, Inc. - Class
     IA
    Shares 602,284,430
    Cost $2,212,701,469
      Market Value.......      --             --           $2,866,320,390           --                 --
    Hartford Mortgage
     Securities HLS Fund,
     Inc. - Class IA
    Shares 100,460,881
    Cost $109,029,070
      Market Value.......      --             --                --              $108,955,151           --
    Hartford Index HLS
     Fund, Inc. - Class
     IA
    Shares 213,539,249
    Cost $534,739,672
      Market Value.......      --             --                --                  --           $  762,431,637
    Hartford
     International
     Opportunities HLS
     Fund, Inc. - Class
     IA
    Shares 486,127,383
    Cost $617,788,895
      Market Value.......      --             --                --                  --                 --
    Hartford Dividend and
     Growth HLS Fund,
     Inc. - Class IA
    Shares 844,442,536
    Cost $1,419,647,238
      Market Value.......      --             --                --                  --                 --
    Hartford
     International
     Advisers HLS Fund,
     Inc. - Class IA
    Shares 174,208,203
    Cost $199,416,162
      Market Value.......      --             --                --                  --                 --
  Due from Hartford Life
   and Annuity Insurance
   Company...............      421,944       1,806,477             69,123             88,820            252,179
  Receivable from fund
   shares sold...........       14,552        --                  133,219                 29           --
                           ------------  --------------  ------------------   ----------------   --------------
  Total Assets...........  346,178,702   5,561,776,438      2,866,522,732        109,044,000        762,683,816
                           ------------  --------------  ------------------   ----------------   --------------
LIABILITIES:
  Due to Hartford Life
   and Annuity Insurance
   Company...............       14,580        --                --                        32           --
  Payable for fund shares
   purchased.............      424,367       1,803,197             30,681             89,714            247,739
                           ------------  --------------  ------------------   ----------------   --------------
  Total Liabilities......      438,947       1,803,197             30,681             89,746            247,739
                           ------------  --------------  ------------------   ----------------   --------------
  Net Assets (variable
   annuity contract
   liabilities)..........  $345,739,755  $5,559,973,241    $2,866,492,051       $108,954,254     $  762,436,077
                           ------------  --------------  ------------------   ----------------   --------------
                           ------------  --------------  ------------------   ----------------   --------------

                              INTERNATIONAL        DIVIDEND AND      INTERNATIONAL
                           OPPORTUNITIES FUND       GROWTH FUND      ADVISERS FUND
                               SUB-ACCOUNT          SUB-ACCOUNT       SUB-ACCOUNT
                           -------------------   -----------------   --------------
ASSETS:
  Investments:
    Hartford Bond HLS
     Fund, Inc. - Class
     IA
    Shares 380,558,700
    Cost $399,499,923
      Market Value.......         --                    --                --
    Hartford Stock HLS
     Fund, Inc. - Class
     IA
    Shares 513,943,883
    Cost $2,170,908,704
      Market Value.......         --                    --                --
    Hartford Money Market
     HLS Fund, Inc. -
     Class IA
    Shares 345,742,205
    Cost $345,742,205
      Market Value.......         --                    --                --
    Hartford Advisers HLS
     Fund, Inc. - Class
     IA
    Shares 1,862,478,644
    Cost $4,012,019,599
      Market Value.......         --                    --                --
    Hartford Capital
     Appreciation HLS
     Fund, Inc. - Class
     IA
    Shares 602,284,430
    Cost $2,212,701,469
      Market Value.......         --                    --                --
    Hartford Mortgage
     Securities HLS Fund,
     Inc. - Class IA
    Shares 100,460,881
    Cost $109,029,070
      Market Value.......         --                    --                --
    Hartford Index HLS
     Fund, Inc. - Class
     IA
    Shares 213,539,249
    Cost $534,739,672
      Market Value.......         --                    --                --
    Hartford
     International
     Opportunities HLS
     Fund, Inc. - Class
     IA
    Shares 486,127,383
    Cost $617,788,895
      Market Value.......      $658,633,088             --                --
    Hartford Dividend and
     Growth HLS Fund,
     Inc. - Class IA
    Shares 844,442,536
    Cost $1,419,647,238
      Market Value.......         --             $   1,824,406,277        --
    Hartford
     International
     Advisers HLS Fund,
     Inc. - Class IA
    Shares 174,208,203
    Cost $199,416,162
      Market Value.......         --                    --            $201,156,297
  Due from Hartford Life
   and Annuity Insurance
   Company...............             7,840                 39,963           4,583
  Receivable from fund
   shares sold...........         --                       263,090          35,519
                           -------------------   -----------------   --------------
  Total Assets...........       658,640,928          1,824,709,330     201,196,399
                           -------------------   -----------------   --------------
LIABILITIES:
  Due to Hartford Life
   and Annuity Insurance
   Company...............           123,419                262,396          35,607
  Payable for fund shares
   purchased.............            66,757                 39,882           4,585
                           -------------------   -----------------   --------------
  Total Liabilities......           190,176                302,278          40,192
                           -------------------   -----------------   --------------
  Net Assets (variable
   annuity contract
   liabilities)..........      $658,450,752      $   1,824,407,052    $201,156,207
                           -------------------   -----------------   --------------
                           -------------------   -----------------   --------------

SA-4                                HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
--------------------------------------------------------------------------------
 SEPARATE ACCOUNT ONE
--------------------------------------------------------------------------------
 STATEMENTS OF ASSETS & LIABILITIES -- (CONTINUED)
 DECEMBER 31, 1998

                              SMALL        MIDCAP
                           COMPANY FUND     FUND
                           SUB-ACCOUNT   SUB-ACCOUNT
                           ------------  -----------
ASSETS:
  Investments:
    Hartford Small
     Company HLS Fund,
     Inc. - Class IA
    Shares 163,196,148
    Cost $195,190,859
      Market Value.......  $215,600,879      --
    Hartford MidCap HLS
     Fund, Inc. - Class
     IA
    Shares 63,119,036
    Cost $76,952,597
      Market Value.......      --        $90,844,451
    Mentor VIP Capital
     Growth Fund, Inc.
    Shares 108,276
    Cost $1,352,216
      Market Value.......      --            --
    Mentor VIP Perpetual
     International Fund,
     Inc.
    Shares 72,306
    Cost $965,503
      Market Value.......      --            --
    Mentor VIP Growth
     Fund, Inc.
    Shares 51,628
    Cost $535,226
      Market Value.......      --            --
    Hartford Global
     Leader HLS Fund -
     Class IA
    Shares 933,527
    Cost $1,147,333
      Market Value.......      --            --
    Hartford High Yield
     HLS Fund - Class IA
    Shares 2,383,733
    Cost $2,409,651
      Market Value.......      --            --
    Hartford Growth and
     Income HLS Fund -
     Class IA
    Shares 12,854,583
    Cost $13,338,246
      Market Value.......      --            --
  Due from Hartford Life
   and Annuity Insurance
   Company...............       82,389      158,156
  Receivable from fund
   shares sold...........      --                30
                           ------------  -----------
  Total Assets...........  215,683,268   91,002,637
                           ------------  -----------
LIABILITIES:
  Due to Hartford Life
   and Annuity Insurance
   Company...............      --                33
  Payable for fund shares
   purchased.............       81,459      157,877
                           ------------  -----------
  Total Liabilities......       81,459      157,910
                           ------------  -----------
  Net Assets (variable
   annuity contract
   liabilities)..........  $215,601,809  $90,844,727
                           ------------  -----------
                           ------------  -----------

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY                                 SA-5
--------------------------------------------------------------------------------

                           MENTOR VIP CAPITAL    MENTOR VIP PERPETUAL     MENTOR VIP       GLOBAL           HIGH        GROWTH AND
                               GROWTH FUND        INTERNATIONAL FUND     GROWTH FUND    LEADERS FUND     YIELD FUND    INCOME FUND
                               SUB-ACCOUNT            SUB-ACCOUNT        SUB-ACCOUNT     SUB-ACCOUNT    SUB-ACCOUNT    SUB-ACCOUNT
                           -------------------   ---------------------   ------------   -------------   ------------   ------------
ASSETS:
  Investments:
    Hartford Small
     Company HLS Fund,
     Inc. - Class IA
    Shares 163,196,148
    Cost $195,190,859
      Market Value.......        --                     --                   --              --             --             --
    Hartford MidCap HLS
     Fund, Inc. - Class
     IA
    Shares 63,119,036
    Cost $76,952,597
      Market Value.......        --                     --                   --              --             --             --
    Mentor VIP Capital
     Growth Fund, Inc.
    Shares 108,276
    Cost $1,352,216
      Market Value.......       $1,470,384              --                   --              --             --             --
    Mentor VIP Perpetual
     International Fund,
     Inc.
    Shares 72,306
    Cost $965,503
      Market Value.......        --                    $1,013,010            --              --             --             --
    Mentor VIP Growth
     Fund, Inc.
    Shares 51,628
    Cost $535,226
      Market Value.......        --                     --                 $ 591,659         --             --             --
    Hartford Global
     Leader HLS Fund -
     Class IA
    Shares 933,527
    Cost $1,147,333
      Market Value.......        --                     --                   --           $1,199,752        --             --
    Hartford High Yield
     HLS Fund - Class IA
    Shares 2,383,733
    Cost $2,409,651
      Market Value.......        --                     --                   --              --          $2,423,652        --
    Hartford Growth and
     Income HLS Fund -
     Class IA
    Shares 12,854,583
    Cost $13,338,246
      Market Value.......        --                     --                   --              --             --         $15,245,046
  Due from Hartford Life
   and Annuity Insurance
   Company...............        --                     --                   --                3,970         17,616        213,335
  Receivable from fund
   shares sold...........               50                     35                 20               1              4             52
                           -------------------        -----------        ------------   -------------   ------------   ------------
  Total Assets...........        1,470,434              1,013,045            591,679       1,203,723      2,441,272     15,458,433
                           -------------------        -----------        ------------   -------------   ------------   ------------
LIABILITIES:
  Due to Hartford Life
   and Annuity Insurance
   Company...............               66                     58                  7         --                   3             57
  Payable for fund shares
   purchased.............        --                     --                   --                3,960         17,615        213,428
                           -------------------        -----------        ------------   -------------   ------------   ------------
  Total Liabilities......               66                     58                  7           3,960         17,618        213,485
                           -------------------        -----------        ------------   -------------   ------------   ------------
  Net Assets (variable
   annuity contract
   liabilities)..........       $1,470,368             $1,012,987          $ 591,672      $1,199,763     $2,423,654    $15,244,948
                           -------------------        -----------        ------------   -------------   ------------   ------------
                           -------------------        -----------        ------------   -------------   ------------   ------------

SA-6                                 HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
--------------------------------------------------------------------------------
 SEPARATE ACCOUNT ONE
--------------------------------------------------------------------------------
 STATEMENTS OF ASSETS & LIABILITIES -- (CONTINUED)
 FOR THE YEAR ENDED DECEMBER 31, 1998

                                         UNITS
                                       OWNED BY       UNIT        CONTRACT
                                     PARTICIPANTS     PRICE       LIABILITY
                                     -------------  ---------  ---------------
DEFERRED ANNUITY CONTRACTS IN THE
 ACCUMULATION PERIOD:
GROUP SUB-ACCOUNTS:
  Bond Fund Sub-Account............    180,119,797  $2.257591  $   406,636,833
  Bond Fund Sub-Account............      3,237,265   1.030760        3,336,843
  High Yield Sub-Account...........      2,254,839   1.034881        2,333,490
  High Yield Sub-Account...........         87,179   1.034245           90,164
  Stock Fund Sub-Account...........    553,087,499   6.065754    3,354,892,709
  Stock Fund Sub-Account...........      7,571,146   1.036705        7,849,045
  Money Market Fund Sub-Account....    195,488,799   1.715714      335,402,871
  Money Market Fund Sub-Account....      9,217,359   1.016497        9,369,418
  Advisers Fund Sub-Account........  1,258,364,667   4.397886    5,534,144,353
  Advisers Fund Sub-Account........     15,480,493   1.035292       16,026,830
  Capital Appreciation Fund
   Sub-Account.....................    517,384,327   5.525767    2,858,945,241
  Capital Appreciation Fund
   Sub-Account.....................      3,000,204   0.984021        2,952,264
  Mortgage Securities Fund
   Sub-Account.....................     48,850,074   2.210954      108,005,267
  Mortgage Securities Fund
   Sub-Account.....................        695,958   1.022348          711,511
  Growth and Income Sub-Account....     11,822,488   1.181798       13,971,792
  Growth and Income Sub-Account....      1,167,734   1.090279        1,273,156
  Index Fund Sub-Account...........    160,585,731   4.712432      756,749,336
  Index Fund Sub-Account...........      3,777,102   1.044934        3,946,821
  Global Leaders Fund
   Sub-Account.....................        898,417   1.314731        1,181,177
  Global Leaders Fund
   Sub-Account.....................         14,146   1.313892           18,586
  International Opportunities Fund
   Sub-Account.....................    400,335,712   1.641190      657,026,967
  International Opportunities Fund
   Sub-Account.....................        657,015   0.924280          607,266
  Dividend and Growth Fund
   Sub-Account.....................    735,536,976   2.470981    1,817,497,892
  Dividend and Growth Fund
   Sub-Account.....................      4,239,504   1.008274        4,274,583
  International Advisers Fund
   Sub-Account.....................    135,919,042   1.476317      200,659,594
  International Advisers Fund
   Sub-Account.....................        373,140   0.971290          362,427
  Small Company Fund Sub-Account...    156,179,000   1.374218      214,623,993
  Small Company Fund Sub-Account...        672,638   0.975191          655,950
  MidCap Fund Sub-Account..........     65,617,196   1.371074       89,966,032
  MidCap Fund Sub-Account..........        732,350   1.016840          744,684
  Mentor Capital Growth
   Sub-Account.....................      1,367,467   1.075249        1,470,368
  Mentor Perpetual International
   Sub-Account.....................        913,254   1.109206        1,012,987
  Mentor Growth Sub-Account........        652,130   0.907292          591,672
                                                               ---------------
  SUB-TOTAL GROUP SUB-ACCOUNTS.....                             16,407,332,122
                                                               ---------------

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY                                 SA-7
--------------------------------------------------------------------------------


                                         UNITS
                                       OWNED BY       UNIT        CONTRACT
                                     PARTICIPANTS     PRICE       LIABILITY
                                     -------------  ---------  ---------------
ANNUITY CONTRACTS IN THE ANNUITY
 PERIOD:
GROUP SUB-ACCOUNTS:
  Bond Fund Sub-Account............        568,230  $2.257591  $     1,282,832
  Stock Fund Sub-Account...........      1,580,775   6.065754        9,588,594
  Money Market Fund Sub-Account....        563,885   1.715714          967,466
  Advisers Fund Sub-Account........      2,228,811   4.397886        9,802,058
  Capital Appreciation Fund
   Sub-Account.....................        831,477   5.525767        4,594,546
  Mortgage Securities Fund
   Sub-Account.....................        107,409   2.210954          237,476
  Index Fund Sub-Account...........        369,219   4.712432        1,739,920
  International Opportunities Fund
   Sub-Account.....................        497,516   1.641190          816,519
  Dividend and Growth Fund
   Sub-Account.....................      1,066,207   2.470981        2,634,577
  International Advisers Fund
   Sub-Account.....................         90,892   1.476317          134,186
  Small Company Fund Sub-Account...        234,218   1.374218          321,866
  MidCap Fund Sub-Account..........         97,742   1.371074          134,011
                                                               ---------------
  SUB-TOTAL GROUP SUB-ACCOUNTS.....                                 32,254,051
                                                               ---------------
GRAND TOTAL........................                            $16,439,586,173
                                                               ---------------
                                                               ---------------

SA-8                                 HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
--------------------------------------------------------------------------------
 SEPARATE ACCOUNT ONE
--------------------------------------------------------------------------------
 STATEMENTS OF OPERATIONS
 FOR THE YEAR ENDED DECEMBER 31, 1998

                            BOND FUND    STOCK FUND
                           SUB-ACCOUNT  SUB-ACCOUNT
                           -----------  ------------
INVESTMENT INCOME:
  Dividends..............  $19,422,738  $ 25,422,449
EXPENSES:
  Mortality and expense
   undertakings..........   (3,957,943)  (33,114,279)
                           -----------  ------------
    Net investment income
     (loss)..............   15,464,795    (7,691,830)
                           -----------  ------------
CAPITAL GAINS INCOME.....      --         76,061,613
                           -----------  ------------
NET REALIZED AND
 UNREALIZED GAIN (LOSS)
 ON INVESTMENTS:
  Net realized gain
   (loss) on security
   transactions..........       (5,587)   (1,418,674)
  Net unrealized
   appreciation
   (depreciation) of
   investments during the
   period................    5,072,560   663,245,884
                           -----------  ------------
    Net gain (loss) on
     investments.........    5,066,973   661,827,210
                           -----------  ------------
    Net increase
     (decrease) in net
     assets resulting
     from operations.....  $20,531,768  $730,196,993
                           -----------  ------------
                           -----------  ------------

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY                                SA-9
--------------------------------------------------------------------------------

                              MONEY                           CAPITAL             MORTGAGE
                           MARKET FUND  ADVISERS FUND    APPRECIATION FUND    SECURITIES FUND      INDEX FUND
                           SUB-ACCOUNT   SUB-ACCOUNT        SUB-ACCOUNT         SUB-ACCOUNT       SUB-ACCOUNT
                           -----------  --------------   ------------------   ----------------   --------------
INVESTMENT INCOME:
  Dividends..............  $12,949,636   $ 109,628,714      $ 15,232,567         $ 6,660,262     $    6,171,446
EXPENSES:
  Mortality and expense
   undertakings..........   (3,174,374)    (56,235,664)      (31,598,370)         (1,164,598)        (7,331,927)
                           -----------  --------------   ------------------   ----------------   --------------
    Net investment income
     (loss)..............    9,775,262      53,393,050       (16,365,803)          5,495,664         (1,160,481)
                           -----------  --------------   ------------------   ----------------   --------------
CAPITAL GAINS INCOME.....      --          130,454,479       150,932,848            --               11,566,682
                           -----------  --------------   ------------------   ----------------   --------------
NET REALIZED AND
 UNREALIZED GAIN (LOSS)
 ON INVESTMENTS:
  Net realized gain
   (loss) on security
   transactions..........      --             (287,760)       (3,541,507)              1,531           (301,028)
  Net unrealized
   appreciation
   (depreciation) of
   investments during the
   period................      --          750,363,179       201,102,863            (691,300)       129,513,479
                           -----------  --------------   ------------------   ----------------   --------------
    Net gain (loss) on
     investments.........      --          750,075,419       197,561,356            (689,769)       129,212,451
                           -----------  --------------   ------------------   ----------------   --------------
    Net increase
     (decrease) in net
     assets resulting
     from operations.....  $ 9,775,262   $ 933,922,948      $332,128,401         $ 4,805,895     $  139,618,652
                           -----------  --------------   ------------------   ----------------   --------------
                           -----------  --------------   ------------------   ----------------   --------------

                              INTERNATIONAL        DIVIDEND AND     INTERNATIONAL
                           OPPORTUNITIES FUND      GROWTH FUND      ADVISERS FUND
                               SUB-ACCOUNT         SUB-ACCOUNT       SUB-ACCOUNT
                           -------------------   ----------------   --------------
INVESTMENT INCOME:
  Dividends..............      $ 8,596,873       $     28,727,201     $16,822,117
EXPENSES:
  Mortality and expense
   undertakings..........       (7,928,386)           (18,910,940)     (2,193,698)
                           -------------------   ----------------   --------------
    Net investment income
     (loss)..............          668,487              9,816,261      14,628,419
                           -------------------   ----------------   --------------
CAPITAL GAINS INCOME.....       39,050,857             44,842,140       4,004,303
                           -------------------   ----------------   --------------
NET REALIZED AND
 UNREALIZED GAIN (LOSS)
 ON INVESTMENTS:
  Net realized gain
   (loss) on security
   transactions..........       (1,485,356)              (541,832)         13,013
  Net unrealized
   appreciation
   (depreciation) of
   investments during the
   period................       27,913,220            151,447,604        (335,247)
                           -------------------   ----------------   --------------
    Net gain (loss) on
     investments.........       26,427,864            150,905,772        (322,234)
                           -------------------   ----------------   --------------
    Net increase
     (decrease) in net
     assets resulting
     from operations.....      $66,147,208       $    205,564,173     $18,310,488
                           -------------------   ----------------   --------------
                           -------------------   ----------------   --------------

SA-10                                HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
--------------------------------------------------------------------------------
 SEPARATE ACCOUNT ONE
--------------------------------------------------------------------------------
 STATEMENTS OF OPERATIONS -- (CONTINUED)
 FOR THE YEAR ENDED DECEMBER 31, 1998

                               SMALL          MIDCAP
                           COMPANY FUND        FUND
                            SUB-ACCOUNT    SUB-ACCOUNT
                           -------------   ------------
INVESTMENT INCOME:
Dividends................   $   --         $        574
EXPENSES:
  Mortality and expense
   undertakings..........    (2,126,815)       (603,398)
                           -------------   ------------
    Net investment income
     (loss)..............    (2,126,815)       (602,824)
                           -------------   ------------
CAPITAL GAINS INCOME.....     2,433,792         --
                           -------------   ------------
NET REALIZED AND
 UNREALIZED GAIN (LOSS)
 ON INVESTMENTS:
  Net realized gain
   (loss) on security
   transactions..........       (74,920)         (2,834)
  Net unrealized
   appreciation
   (depreciation) of
   investments during the
   period................    17,782,782      13,252,169
                           -------------   ------------
    Net gain (loss) on
     investments.........    17,707,862      13,249,335
                           -------------   ------------
    Net increase
     (decrease) in net
     assets resulting
     from operations.....   $18,014,839    $ 12,646,511
                           -------------   ------------
                           -------------   ------------

  *  From inception, June 1, 1998 to December 31, 1998.
 **  From inception, September 30, 1998 to December 31, 1998.

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY                                SA-11
--------------------------------------------------------------------------------

                               MENTOR        MENTOR PERPETUAL       MENTOR          GLOBAL            HIGH         GROWTH AND
                           CAPITAL GROWTH      INTERNATIONAL        GROWTH       LEADERS FUND      YIELD FUND      INCOME FUND
                             SUB-ACCOUNT        SUB-ACCOUNT      SUB-ACCOUNT    SUB-ACCOUNT**    SUB-ACCOUNT**    SUB-ACCOUNT*
                           ---------------   -----------------   ------------   --------------   --------------   -------------
INVESTMENT INCOME:
Dividends................      $--                $--               $--             $ 1,405          $44,172        $   56,708
EXPENSES:
  Mortality and expense
   undertakings..........        (3,951)           (3,170)           (2,316)         (1,277)          (4,493)          (43,229)
                           ---------------        -------        ------------       -------          -------      -------------
    Net investment income
     (loss)..............        (3,951)           (3,170)           (2,316)            128           39,679            13,479
                           ---------------        -------        ------------       -------          -------      -------------
CAPITAL GAINS INCOME.....       --                --                 --              29,044          --                --
                           ---------------        -------        ------------       -------          -------      -------------
NET REALIZED AND
 UNREALIZED GAIN (LOSS)
 ON INVESTMENTS:
  Net realized gain
   (loss) on security
   transactions..........            55                38                 2          (3,023)          (1,553)              140
  Net unrealized
   appreciation
   (depreciation) of
   investments during the
   period................       118,168            47,507            56,433          52,419           14,002         1,906,801
                           ---------------        -------        ------------       -------          -------      -------------
    Net gain (loss) on
     investments.........       118,223            47,545            56,435          49,396           12,449         1,906,941
                           ---------------        -------        ------------       -------          -------      -------------
    Net increase
     (decrease) in net
     assets resulting
     from operations.....      $114,272           $44,375           $54,119         $78,568          $52,128        $1,920,420
                           ---------------        -------        ------------       -------          -------      -------------
                           ---------------        -------        ------------       -------          -------      -------------

  *  From inception, June 1, 1998 to December 31, 1998.
 **  From inception, September 30, 1998 to December 31, 1998.

SA-12                                HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
--------------------------------------------------------------------------------
 SEPARATE ACCOUNT ONE
--------------------------------------------------------------------------------
 STATEMENTS OF CHANGES IN NET ASSETS
 FOR THE YEAR ENDED DECEMBER 31, 1998

                            BOND FUND      STOCK FUND
                           SUB-ACCOUNT    SUB-ACCOUNT
                           ------------  --------------
OPERATIONS:
  Net investment income
   (loss)................  $ 15,464,795  $   (7,691,830)
  Capital gains income...       --           76,061,613
  Net realized gain
   (loss) on security
   transactions..........        (5,587)     (1,418,674)
  Net unrealized
   appreciation
   (depreciation) of
   investments during the
   period................     5,072,560     663,245,884
                           ------------  --------------
  Net increase (decrease)
   in net assets
   resulting from
   operations............    20,531,768     730,196,993
                           ------------  --------------
UNIT TRANSACTIONS:
  Purchases..............    58,804,116     385,880,357
  Net transfers..........   123,611,549     325,699,308
  Surrenders for benefit
   payments and fees.....   (20,698,247)   (105,089,407)
  Net annuity
   transactions..........       632,000       6,055,572
                           ------------  --------------
  Net increase (decrease)
   in net assets
   resulting from unit
   transactions..........   162,349,418     612,545,830
                           ------------  --------------
  Net increase (decrease)
   in net assets.........   182,881,186   1,342,742,823
NET ASSETS:
  Beginning of period....   228,375,322   2,029,587,525
                           ------------  --------------
  End of period..........  $411,256,508  $3,372,330,348
                           ------------  --------------
                           ------------  --------------

 STATEMENTS OF CHANGES IN NET ASSETS
 FOR THE YEAR ENDED DECEMBER 31, 1997

                            BOND FUND      STOCK FUND
                           SUB-ACCOUNT    SUB-ACCOUNT
                           ------------  --------------
OPERATIONS:
  Net investment income
   (loss)................  $  9,223,325  $   (2,373,240)
  Capital gains income...       --           62,602,913
  Net realized gain
   (loss) on security
   transactions..........         9,814          84,100
  Net unrealized
   appreciation
   (depreciation) of
   investments during the
   period................     8,361,624     325,437,100
                           ------------  --------------
  Net increase (decrease)
   in net assets
   resulting from
   operations............    17,594,763     385,750,873
                           ------------  --------------
UNIT TRANSACTIONS:
  Purchases..............    48,533,601     430,730,097
  Net transfers..........    24,454,452     137,640,435
  Surrenders for benefit
   payments and fees.....    (9,332,737)    (52,393,369)
  Net annuity
   transactions..........       563,032       1,508,388
                           ------------  --------------
  Net increase (decrease)
   in net assets
   resulting from unit
   transactions..........    64,218,348     517,485,551
                           ------------  --------------
  Net increase in net
   assets................    81,813,111     903,236,424
NET ASSETS:
  Beginning of period....   146,562,211   1,126,351,101
                           ------------  --------------
  End of period..........  $228,375,322  $2,029,587,525
                           ------------  --------------
                           ------------  --------------

  *  From inception, December 22, 1997 to December 31, 1997.

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY                                SA-13
--------------------------------------------------------------------------------

                              MONEY                           CAPITAL             MORTGAGE
                           MARKET FUND   ADVISERS FUND   APPRECIATION FUND    SECURITIES FUND      INDEX FUND
                           SUB-ACCOUNT    SUB-ACCOUNT       SUB-ACCOUNT         SUB-ACCOUNT       SUB-ACCOUNT
                           ------------  --------------  ------------------   ----------------   --------------
OPERATIONS:
  Net investment income
   (loss)................  $  9,775,262  $   53,393,050    $  (16,365,803)      $  5,495,664     $   (1,160,481)
  Capital gains income...       --          130,454,479       150,932,848           --               11,566,682
  Net realized gain
   (loss) on security
   transactions..........       --             (287,760)       (3,541,507)             1,531           (301,028)
  Net unrealized
   appreciation
   (depreciation) of
   investments during the
   period................       --          750,363,179       201,102,863           (691,300)       129,513,479
                           ------------  --------------  ------------------   ----------------   --------------
  Net increase (decrease)
   in net assets
   resulting from
   operations............     9,775,262     933,922,948       332,128,401          4,805,895        139,618,652
                           ------------  --------------  ------------------   ----------------   --------------
UNIT TRANSACTIONS:
  Purchases..............    75,815,780     600,914,213       285,756,586          9,674,424        107,850,968
  Net transfers..........   120,297,377     671,280,081       116,427,127         20,420,247         98,345,205
  Surrenders for benefit
   payments and fees.....   (60,700,173)   (226,423,137)     (108,713,408)        (6,506,845)       (22,295,418)
  Net annuity
   transactions..........       717,935       4,552,594         2,969,562            225,614          1,399,655
                           ------------  --------------  ------------------   ----------------   --------------
  Net increase (decrease)
   in net assets
   resulting from unit
   transactions..........   136,130,919   1,050,323,751       296,439,867         23,813,440        185,300,410
                           ------------  --------------  ------------------   ----------------   --------------
  Net increase (decrease)
   in net assets.........   145,906,181   1,984,246,699       628,568,268         28,619,335        324,919,062
NET ASSETS:
  Beginning of period....   199,833,574   3,575,726,542     2,237,923,783         80,334,919        437,517,015
                           ------------  --------------  ------------------   ----------------   --------------
  End of period..........  $345,739,755  $5,559,973,241    $2,866,492,051       $108,954,254     $  762,436,077
                           ------------  --------------  ------------------   ----------------   --------------
                           ------------  --------------  ------------------   ----------------   --------------

                              INTERNATIONAL        DIVIDEND AND      INTERNATIONAL
                           OPPORTUNITIES FUND       GROWTH FUND      ADVISERS FUND
                               SUB-ACCOUNT          SUB-ACCOUNT       SUB-ACCOUNT
                           -------------------   -----------------   --------------
OPERATIONS:
  Net investment income
   (loss)................      $    668,487      $       9,816,261    $ 14,628,419
  Capital gains income...        39,050,857             44,842,140       4,004,303
  Net realized gain
   (loss) on security
   transactions..........        (1,485,356)              (541,832)         13,013
  Net unrealized
   appreciation
   (depreciation) of
   investments during the
   period................        27,913,220            151,447,604        (335,247)
                           -------------------   -----------------   --------------
  Net increase (decrease)
   in net assets
   resulting from
   operations............        66,147,208            205,564,173      18,310,488
                           -------------------   -----------------   --------------
UNIT TRANSACTIONS:
  Purchases..............        39,589,829            264,852,722      23,124,347
  Net transfers..........        (4,225,169)           249,782,849      22,048,417
  Surrenders for benefit
   payments and fees.....       (26,163,417)           (61,426,410)     (7,181,403)
  Net annuity
   transactions..........           434,251              2,178,448          67,952
                           -------------------   -----------------   --------------
  Net increase (decrease)
   in net assets
   resulting from unit
   transactions..........         9,635,494            455,387,609      38,059,313
                           -------------------   -----------------   --------------
  Net increase (decrease)
   in net assets.........        75,782,702            660,951,782      56,369,801
NET ASSETS:
  Beginning of period....       582,668,050          1,163,455,270     144,786,406
                           -------------------   -----------------   --------------
  End of period..........      $658,450,752      $   1,824,407,052    $201,156,207
                           -------------------   -----------------   --------------
                           -------------------   -----------------   --------------

                              MONEY                           CAPITAL             MORTGAGE
                           MARKET FUND   ADVISERS FUND   APPRECIATION FUND    SECURITIES FUND      INDEX FUND
                           SUB-ACCOUNT    SUB-ACCOUNT       SUB-ACCOUNT         SUB-ACCOUNT       SUB-ACCOUNT
                           ------------  --------------  ------------------   ----------------   --------------
OPERATIONS:
  Net investment income
   (loss)................  $  7,922,137  $   35,054,512    $  (12,623,739)       $ 3,680,098     $      645,552
  Capital gains income...       --          107,409,178       112,339,947           --               19,616,096
  Net realized gain
   (loss) on security
   transactions..........       --                1,305          (119,550)            58,290            185,916
  Net unrealized
   appreciation
   (depreciation) of
   investments during the
   period................       --          440,215,879       223,915,112          1,886,382         62,356,292
                           ------------  --------------  ------------------   ----------------   --------------
  Net increase (decrease)
   in net assets
   resulting from
   operations............     7,922,137     582,680,874       323,511,770          5,624,770         82,803,856
                           ------------  --------------  ------------------   ----------------   --------------
UNIT TRANSACTIONS:
  Purchases..............   154,121,029     650,294,881       444,618,125         11,734,160        106,908,193
  Net transfers..........  (105,053,239)    185,059,734       111,621,605         (5,624,261)        38,286,952
  Surrenders for benefit
   payments and fees.....   (32,455,810)   (124,493,708)      (60,594,326)        (6,044,100)        (9,935,604)
  Net annuity
   transactions..........       110,035       1,689,593           689,458              5,419            151,370
                           ------------  --------------  ------------------   ----------------   --------------
  Net increase (decrease)
   in net assets
   resulting from unit
   transactions..........    16,722,015     712,550,500       496,334,862             71,218        135,410,911
                           ------------  --------------  ------------------   ----------------   --------------
  Net increase in net
   assets................    24,644,152   1,295,231,374       819,846,632          5,695,988        218,214,767
NET ASSETS:
  Beginning of period....   175,189,422   2,280,495,168     1,418,077,151         74,638,931        219,302,248
                           ------------  --------------  ------------------   ----------------   --------------
  End of period..........  $199,833,574  $3,575,726,542    $2,237,923,783        $80,334,919     $  437,517,015
                           ------------  --------------  ------------------   ----------------   --------------
                           ------------  --------------  ------------------   ----------------   --------------

                              INTERNATIONAL        DIVIDEND AND      INTERNATIONAL
                           OPPORTUNITIES FUND       GROWTH FUND      ADVISERS FUND
                               SUB-ACCOUNT          SUB-ACCOUNT       SUB-ACCOUNT
                           -------------------   -----------------   --------------
OPERATIONS:
  Net investment income
   (loss)................      $ (1,712,982)     $       5,721,921    $  2,472,525
  Capital gains income...        37,513,752             15,828,765         262,472
  Net realized gain
   (loss) on security
   transactions..........           (68,174)               (12,819)          3,758
  Net unrealized
   appreciation
   (depreciation) of
   investments during the
   period................       (45,233,169)           182,031,024         383,378
                           -------------------   -----------------   --------------
  Net increase (decrease)
   in net assets
   resulting from
   operations............        (9,500,573)           203,568,891       3,122,133
                           -------------------   -----------------   --------------
UNIT TRANSACTIONS:
  Purchases..............       103,316,180            344,818,126      53,015,752
  Net transfers..........        21,889,359            142,586,883      20,439,056
  Surrenders for benefit
   payments and fees.....       (18,041,766)           (25,953,097)     (3,671,030)
  Net annuity
   transactions..........            39,532                343,961          63,436
                           -------------------   -----------------   --------------
  Net increase (decrease)
   in net assets
   resulting from unit
   transactions..........       107,203,305            461,795,873      69,847,214
                           -------------------   -----------------   --------------
  Net increase in net
   assets................        97,702,732            665,364,764      72,969,347
NET ASSETS:
  Beginning of period....       484,965,318            498,090,506      71,817,059
                           -------------------   -----------------   --------------
  End of period..........      $582,668,050      $   1,163,455,270    $144,786,406
                           -------------------   -----------------   --------------
                           -------------------   -----------------   --------------

  *  From inception, December 22, 1997 to December 31, 1997.

SA-14                                HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
--------------------------------------------------------------------------------
 SEPARATE ACCOUNT ONE
--------------------------------------------------------------------------------
 STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
 FOR THE YEAR ENDED DECEMBER 31, 1998

                              SMALL        MIDCAP
                           COMPANY FUND     FUND
                           SUB-ACCOUNT   SUB-ACCOUNT
                           ------------  -----------
OPERATIONS:
  Net investment income
   (loss)................  $(2,126,815 ) $  (602,824)
  Capital gains income...    2,433,792       --
  Net realized gain
   (loss) on security
   transactions..........      (74,920 )      (2,834)
  Net unrealized
   appreciation
   (depreciation) of
   investments during the
   period................   17,782,782    13,252,169
                           ------------  -----------
  Net increase (decrease)
   in net assets
   resulting from
   operations............   18,014,839    12,646,511
                           ------------  -----------
UNIT TRANSACTIONS:
  Purchases..............   37,657,549    28,291,639
  Net transfers..........   31,192,792    36,483,561
  Surrenders for benefit
   payments and fees.....   (6,343,764 )  (1,424,845)
  Net annuity
   transactions..........      298,211       109,553
                           ------------  -----------
  Net increase (decrease)
   in net assets
   resulting from unit
   transactions..........   62,804,788    63,459,908
                           ------------  -----------
  Net increase (decrease)
   in net assets.........   80,819,627    76,106,419
NET ASSETS:
  Beginning of period....  134,782,182    14,738,308
                           ------------  -----------
  End of period..........  $215,601,809  $90,844,727
                           ------------  -----------
                           ------------  -----------

  *  From inception, June 1, 1998 to December 31, 1998.
 **  From inception, September 30, 1998 to December 31, 1998.

 HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
 STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
 FOR THE YEAR ENDED DECEMBER 31, 1997

                                             SMALL         MIDCAP
                                          COMPANY FUND      FUND
                                          SUB-ACCOUNT   SUB-ACCOUNT*
                                          ------------  -------------
OPERATIONS:
  Net investment income (loss)..........  $  (841,931 )  $   (16,949)
  Capital gains income..................    6,247,370        --
  Net realized gain (loss) on security
   transactions.........................       (1,756 )          414
  Net unrealized appreciation
   (depreciation) of investments during
   the period...........................    2,416,430        639,685
                                          ------------  -------------
  Net increase (decrease) in net assets
   resulting from operations............    7,820,113        623,150
                                          ------------  -------------
UNIT TRANSACTIONS:
  Purchases.............................   59,848,160      7,620,550
  Net transfers.........................   42,807,593      6,536,068
  Surrenders for benefit payments and
   fees.................................   (1,723,390 )      (41,460)
  Net annuity transactions..............       14,177        --
                                          ------------  -------------
  Net increase (decrease) in net assets
   resulting from unit transactions.....  100,946,540     14,115,158
                                          ------------  -------------
  Net increase in net assets............  108,766,653     14,738,308
NET ASSETS:
  Beginning of period...................   26,015,529        --
                                          ------------  -------------
  End of period.........................  $134,782,182   $14,738,308
                                          ------------  -------------
                                          ------------  -------------
* From inception, December 22, 1997 to
 December 31, 1997.

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY                                SA-15
--------------------------------------------------------------------------------

                               MENTOR        MENTOR PERPETUAL       MENTOR          GLOBAL            HIGH         GROWTH AND
                           CAPITAL GROWTH      INTERNATIONAL        GROWTH       LEADERS FUND      YIELD FUND      INCOME FUND
                             SUB-ACCOUNT        SUB-ACCOUNT      SUB-ACCOUNT    SUB-ACCOUNT**    SUB-ACCOUNT**    SUB-ACCOUNT*
                           ---------------   -----------------   ------------   --------------   --------------   -------------
OPERATIONS:
  Net investment income
   (loss)................     $   (3,951)        $   (3,170)       $ (2,316)      $      128       $   39,679      $    13,479
  Capital gains income...       --                 --                --               29,044          --               --
  Net realized gain
   (loss) on security
   transactions..........             55                 38               2           (3,023)          (1,553)             140
  Net unrealized
   appreciation
   (depreciation) of
   investments during the
   period................        118,168             47,507          56,433           52,419           14,002        1,906,801
                           ---------------   -----------------   ------------   --------------   --------------   -------------
  Net increase (decrease)
   in net assets
   resulting from
   operations............        114,272             44,375          54,119           78,568           52,128        1,920,420
                           ---------------   -----------------   ------------   --------------   --------------   -------------
UNIT TRANSACTIONS:
  Purchases..............         92,146             38,705          39,810          463,522          815,158        5,482,553
  Net transfers..........      1,266,689            937,906         497,486          657,728        1,561,354        7,951,308
  Surrenders for benefit
   payments and fees.....         (2,739)            (7,999)            257              (55)          (4,986)        (109,333)
  Net annuity
   transactions..........       --                 --                --              --               --               --
                           ---------------   -----------------   ------------   --------------   --------------   -------------
  Net increase (decrease)
   in net assets
   resulting from unit
   transactions..........      1,356,096            968,612         537,553        1,121,195        2,371,526       13,324,528
                           ---------------   -----------------   ------------   --------------   --------------   -------------
  Net increase (decrease)
   in net assets.........      1,470,368          1,012,987         591,672        1,199,763        2,423,654       15,244,948
NET ASSETS:
  Beginning of period....       --                 --                --              --               --               --
                           ---------------   -----------------   ------------   --------------   --------------   -------------
  End of period..........     $1,470,368         $1,012,987        $591,672       $1,199,763       $2,423,654      $15,244,948
                           ---------------   -----------------   ------------   --------------   --------------   -------------
                           ---------------   -----------------   ------------   --------------   --------------   -------------

OPERATIONS:
  Net investment income (loss)
  Capital gains income
  Net realized gain (loss) on security
   transactions
  Net unrealized appreciation
   (depreciation) of investments during
   the period
  Net increase (decrease) in net assets
   resulting from operations
UNIT TRANSACTIONS:
  Purchases
  Net transfers
  Surrenders for benefit payments and
   fees
  Net annuity transactions
  Net increase (decrease) in net assets
   resulting from unit transactions
  Net increase in net assets
NET ASSETS:
  Beginning of period
  End of period
* From inception, December 22, 1997 to
 December 31, 1997.

SA-16                                HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
--------------------------------------------------------------------------------

 SEPARATE ACCOUNT ONE
--------------------------------------------------------------------------------
 HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
 NOTES TO FINANCIAL STATEMENTS
 DECEMBER 31, 1998

 1.  ORGANIZATION:

    Separate Account One (the Account) is a separate investment account within Hartford Life & Annuity Insurance Company (the Company) and is registered with the Securities and Exchange Commission (SEC) as a unit investment trust under the Investment Company Act of 1940, as amended. Both the Company and the Account are subject to supervision and regulation by the Department of Insurance of the State of Connecticut and the SEC. The Account invests deposits by variable annuity contractholders of the Company in various mutual funds (The Funds) as directed by the contractholders.

 2.  SIGNIFICANT ACCOUNTING POLICIES:

    The following is a summary of significant accounting policies of the Account, which are in accordance with generally accepted accounting principles in the investment company industry:

   a) SECURITY TRANSACTIONS--Security transactions are recorded on the trade date (date the order to buy or sell is executed). Cost of investments sold is determined on the basis of identified cost. Dividend and capital gains income is accrued as of the ex-dividend date. Capital gains income represents those dividends from the Funds which are characterized as capital gains under tax regulations.

   b) SECURITY VALUATION--The investments in shares of the Funds are valued at the closing net asset value per share as determined by the appropriate Fund as of December 31, 1998.

   c) FEDERAL INCOME TAXES--The operations of the Account form a part of, and are taxed with, the total operations of the Company, which is taxed as an insurance company under the Internal Revenue Code. Under current law, no federal income taxes are payable with respect to the operations of the Account.

   d) USE OF ESTIMATES--The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the financial statements and the reported amounts of income and expenses during the period. Operating results in the future could vary from the amounts derived from management's estimates.

 3.  ADMINISTRATION OF THE ACCOUNT AND RELATED CHARGES:

    Deduction and Charges -- Certain amounts are deducted from the Contracts on a monthly basis, as described below:

   a) MORTALITY AND EXPENSE RISK CHARGES--The Company will make deductions at a maximum annual rate of 1.50% of the Contract's value for the mortality and expense risks which the Company undertakes.

   b) TAX EXPENSE CHARGE--If applicable, the Company will make deductions at a maximum rate of 4.0% of the Contract's value to meet premium tax requirements. An additional tax charge based on a percentage of the Contract's value may be assessed to partial withdrawals or surrenders. These expenses are included in surrenders for benefit payments and fees in the accompanying statements of changes in net assets.

   c) ANNUAL MAINTENANCE FEE--An annual maintenance fee in the amount of $30 may be deducted from the Contract's value each contract year. However, this fee is not applicable to contracts with values of $50,000 or more, as determined on the most recent contract anniversary. These expenses are included in surrenders for benefit payments and fees in the accompanying statements of changes in net assets.

______________________________________ 58 ______________________________________

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY                                  F-1
--------------------------------------------------------------------------------

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors of
Hartford Life and Annuity Insurance Company:

We have audited the accompanying statutory balance sheets of Hartford Life and Annuity Insurance Company (a Connecticut Corporation and wholly owned subsidiary of Hartford Life Insurance Company) (the Company) as of December 31, 1998 and 1997, and the related statutory statements of operations, changes in capital and surplus, and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these statutory financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The Company presents its financial statements in conformity with statutory accounting practices as described in Note 1 of notes to statutory financial statements. When statutory financial statements are presented for purposes other than for filing with a regulatory agency, generally accepted auditing standards require that an auditors' report on them state whether they are presented in conformity with generally accepted accounting principles. The accounting practices used by the Company vary from generally accepted accounting principles as explained and quantified in Note 1.

In our opinion, because of the effects of the matter discussed in the preceding paragraph, the statutory financial statements referred to above do not present fairly, in conformity with generally accepted accounting principles, the financial position of the Company as of December 31, 1998 and 1997, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1998.

However, in our opinion, the statutory financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 1998 and 1997, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1998 in conformity with statutory accounting practices as described in Note 1.

                                         /s/ Arthur Andersen LLP

Hartford, Connecticut
January 26, 1999

F-2                                  HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
--------------------------------------------------------------------------------

                                 BALANCE SHEETS
                               (STATUTORY BASIS)
                                     ($000)

                                                         AS OF DECEMBER 31,
                                                      -------------------------
                                                         1998          1997
                                                      -----------   -----------
 Assets
   Bonds...........................................   $ 1,453,792   $ 1,501,311
   Common stocks...................................        40,650        64,408
   Mortgage loans..................................        59,548        85,103
   Policy loans....................................        47,212        36,533
   Cash and short-term investments.................       469,955       309,432
   Other invested assets...........................         2,188        20,942
                                                      -----------   -----------
     Total cash and invested assets................     2,073,345     2,017,729
   Investment income due and accrued...............        20,126        15,878
   Premium balances receivable.....................           333           389
   Receivables from affiliates.....................            --         1,269
   Other assets....................................        45,358        22,788
   Separate account assets.........................    32,876,278    23,208,728
                                                      -----------   -----------
     Total Assets..................................   $35,015,440   $25,266,781
                                                      -----------   -----------
                                                      -----------   -----------
 Liabilities
   Aggregate reserves for future benefits..........   $   579,140   $   605,183
   Policy and contract claims......................         5,667         5,672
   Liability for premium and other deposit funds...     2,011,672     1,795,149
   Asset valuation reserve.........................        21,782        13,670
   Payable to affiliates...........................        19,271        20,972
   Other liabilities...............................      (974,882)     (754,393)
   Separate account liabilities....................    32,876,278    23,208,728
                                                      -----------   -----------
     Total liabilities.............................    34,538,928    24,894,981
                                                      -----------   -----------
 Capital and Surplus
   Common stock....................................         2,500         2,500
   Gross paid-in and contributed surplus...........       226,043       226,043
   Unassigned funds................................       247,969       143,257
                                                      -----------   -----------
     Total capital and surplus.....................       476,512       371,800
                                                      -----------   -----------
 Total liabilities, capital and surplus............   $35,015,440   $25,266,781
                                                      -----------   -----------
                                                      -----------   -----------

                 The accompanying notes are an integral part of
                  these statutory basis financial statements.

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY                                  F-3
--------------------------------------------------------------------------------

                            STATEMENTS OF OPERATIONS
                               (STATUTORY BASIS)
                                     ($000)

                                                         FOR THE YEARS ENDED DECEMBER 31,
                                                      ---------------------------------------
                                                         1998          1997          1996
                                                      -----------   -----------   -----------
 Revenues
   Premiums and annuity considerations.............   $   469,343   $   296,645   $   250,244
   Annuity and other fund deposits.................     2,051,251     1,981,246     1,897,347
   Net investment income...........................       129,982       102,285        98,441
   Commissions and expense allowances on
    reinsurance ceded..............................       444,241       396,921       370,637
   Reserve adjustment on reinsurance ceded.........     3,185,590     3,672,076     3,864,395
   Other revenues..................................       458,190       288,632       161,906
                                                      -----------   -----------   -----------
     Total revenues................................     6,738,597     6,737,805     6,642,970
                                                      -----------   -----------   -----------
 Benefits and expenses
   Death and annuity benefits......................        43,390        66,176        60,194
   Disability and other benefit payments...........         6,114         7,316         6,555
   Surrenders......................................       739,663       454,417       270,165
   Commissions and other expenses..................       666,515       564,077       491,637
   Increase (Decrease) in aggregate reserves for
    future benefits................................       (26,043)       33,213        27,351
   Increase in liability for premium and other
    deposit funds..................................       216,523       640,006       207,156
   Net transfers to separate accounts..............     4,956,007     4,914,980     5,492,964
                                                      -----------   -----------   -----------
     Total benefits and expenses...................     6,602,169     6,680,185     6,556,022
                                                      -----------   -----------   -----------
 Net gain from operations
   Before federal income tax (benefit) expense.....       136,428        57,620        86,948
   Federal income tax (benefit) expense............        35,887       (14,878)       19,360
                                                      -----------   -----------   -----------
 Net gain from operations..........................       100,541        72,498        67,588
   Net realized capital gains, after tax...........         2,085         1,544           407
                                                      -----------   -----------   -----------
 Net income........................................   $   102,626   $    74,042   $    67,995
                                                      -----------   -----------   -----------
                                                      -----------   -----------   -----------

                 The accompanying notes are an integral part of
                  these statutory basis financial statements.

F-4                                  HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
--------------------------------------------------------------------------------

                  STATEMENTS OF CHANGES IN CAPITAL AND SURPLUS
                               (STATUTORY BASIS)
                                     ($000)

                                                         FOR THE YEARS ENDED DECEMBER 31,
                                                      ---------------------------------------
                                                         1998          1997          1996
                                                      -----------   -----------   -----------
 Common stock,
   Beginning and end of year.......................   $     2,500   $     2,500   $     2,500
                                                      -----------   -----------   -----------
 Gross paid-in and contributed surplus,
   Beginning and end of year.......................   $   226,043   $   226,043   $   226,043
                                                      -----------   -----------   -----------
 Unassigned funds
   Balance, beginning of year......................   $   143,257   $    74,570   $     9,791
   Net income......................................       102,626        74,042        67,995
   Change in net unrealized capital gains (losses)
    on common stocks and other invested assets.....         1,688         2,186        (5,171)
   Change in asset valuation reserve...............        (8,112)       (6,228)          568
   Change in non-admitted assets...................        (1,277)       (1,313)        1,387
   Credit on reinsurance ceded.....................         9,787            --            --
                                                      -----------   -----------   -----------
   Balance, end of year............................   $   247,969   $   143,257   $    74,570
                                                      -----------   -----------   -----------
 Capital and surplus,
   End of year.....................................   $   476,512   $   371,800   $   303,113
                                                      -----------   -----------   -----------
                                                      -----------   -----------   -----------

                 The accompanying notes are an integral part of
                  these statutory basis financial statements.

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY                                  F-5
--------------------------------------------------------------------------------

                            STATEMENTS OF CASH FLOWS
                               (STATUTORY BASIS)
                                     ($000)

                                                         FOR THE YEARS ENDED DECEMBER 31,
                                                      ---------------------------------------
                                                         1998          1997          1996
                                                      -----------   -----------   -----------
 Operations
   Premiums and annuity considerations.............   $ 2,520,655   $ 2,277,874   $ 2,147,627
   Investment income...............................       127,425       101,991       106,178
   Other income....................................     4,092,964     4,381,718     4,396,892
                                                      -----------   -----------   -----------
     Total income..................................     6,741,044     6,761,583     6,650,697
                                                      -----------   -----------   -----------
   Benefits paid...................................       790,051       529,733       338,998
   Federal income taxes (received) paid on
    operations.....................................        25,780       (14,499)       28,857
   Other expenses..................................     5,859,063     5,754,725     6,254,139
                                                      -----------   -----------   -----------
     Total benefits and expenses...................     6,674,894     6,269,959     6,621,994
                                                      -----------   -----------   -----------
     Net cash from operations......................        66,150       491,624        28,703
                                                      -----------   -----------   -----------
 Proceeds from investments
   Bonds...........................................       633,926       614,413       871,019
   Common stocks...................................        34,010        11,481        72,100
   Mortgage loans..................................        85,275            --            --
   Other...........................................           127           152            10
                                                      -----------   -----------   -----------
     Net investment proceeds.......................       753,338       626,046       943,129
                                                      -----------   -----------   -----------
   Taxes paid on capital gains.....................            --            --           936
   Other cash provided.............................         1,269            --        41,998
                                                      -----------   -----------   -----------
     Total proceeds................................       820,757     1,117,670     1,012,894
                                                      -----------   -----------   -----------
 Cost of investments acquired
   Bonds...........................................       586,913       848,267       914,523
   Common stocks...................................         7,012        28,302        82,495
   Mortgage loans..................................        59,702        85,103            --
   Other...........................................         1,168        18,548           130
                                                      -----------   -----------   -----------
     Total investments acquired....................       654,795       980,220       997,148
                                                      -----------   -----------   -----------
 Other cash applied
   Other...........................................         5,439         4,848        12,220
                                                      -----------   -----------   -----------
     Total other cash applied......................         5,439         4,848        12,220
                                                      -----------   -----------   -----------
     Total applications............................       660,234       985,068     1,009,368
                                                      -----------   -----------   -----------
 Net change in cash and short-term investments.....       160,523       132,602         3,526
 Cash and short-term investments, beginning of
  year.............................................       309,432       176,830       173,304
                                                      -----------   -----------   -----------
 Cash and short-term investments, end of year......   $   469,955   $   309,432   $   176,830
                                                      -----------   -----------   -----------
                                                      -----------   -----------   -----------

                 The accompanying notes are an integral part of
                  these statutory basis financial statements.

F-6                                  HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
--------------------------------------------------------------------------------

                         NOTES TO FINANCIAL STATEMENTS
                               (STATUTORY BASIS)
                               DECEMBER 31, 1998
                 (AMOUNTS IN THOUSANDS UNLESS OTHERWISE STATED)

 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

ORGANIZATION

    Hartford Life and Annuity Insurance Company ("ILA" or "the Company"), formerly known as ITT Hartford Life and Annuity Insurance Company, is a wholly owned subsidiary of Hartford Life Insurance Company ("HLIC"), which is an indirect subsidiary of Hartford Life, Inc. ("HLI"), which is majority owned by The Hartford Financial Services Group, Inc. ("The Hartford"), formerly a wholly owned subsidiary of ITT Corporation ("ITT"). On February 10, 1997, HLI filed a registration statement, as amended, with the Securities and Exchange Commission relating to the initial public offering of HLI Class A Common Stock (the "Offering"). Pursuant to the Offering on May 22, 1997, HLI sold to the public 26 million shares, representing 18.6% of the equity ownership of HLI. On December 19, 1995, ITT Corporation distributed all the outstanding shares of The Hartford to ITT shareholders of record in an action known herein as the "Distribution". As a result of the Distribution, The Hartford became an independent, publicly traded company. During 1996, ILA re-domesticated from the State of Wisconsin to the State of Connecticut.

    ILA offers a complete line of ordinary and universal life insurance, individual annuities and certain supplemental accident and health benefit coverages.

BASIS OF PRESENTATION

    The accompanying ILA statutory basis financial statements were prepared in conformity with statutory accounting practices prescribed or permitted by the National Association of Insurance Commissioners ("NAIC"), the State of Connecticut Department of Insurance and the State of Wisconsin for the 1996 period, as applicable. Certain prior year amounts and balances have been reclassified to conform with current year presentation.

    Current prescribed statutory accounting practices include accounting publications of the National Association of Insurance Commissioners ("NAIC"), as well as state laws, regulations and general administrative rules. Permitted statutory accounting practices encompass accounting practices approved by State Insurance Departments. The Company does not follow any permitted statutory accounting practices that have a material effect on statutory surplus, statutory net income or risk-based capital.

    Final approval of the NAIC's proposed "Comprehensive Guide" on statutory accounting principles was distributed in 1998. The requirements are effective January 1, 2001, and are not expected to have a material impact on statutory surplus of the Company.

    The preparation of financial statements in conformity with statutory accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates. The most significant estimates include those used in determining the liability for aggregate reserves for future benefits and the liability for premium and other deposit funds. Although some variability is inherent in these estimates, management believes the amounts provided are adequate.

    Statutory accounting practices and generally accepted accounting principles ("GAAP") differ in certain significant respects. These differences principally involve:

(1) treatment of policy acquisition costs (commissions, underwriting and selling expenses, premium taxes, etc.) which are charged to expense when incurred for statutory purposes rather than on a pro-rata basis over the expected life of the policy for GAAP purposes;

(2) recognition of premium revenues, which for statutory purposes are generally recorded as collected or when due during the premium paying period of the contract and which for GAAP purposes, for universal life policies and investment products, generally, are only recorded for policy charges for the cost of insurance, policy administration and surrender charges assessed to policy account balances. Also, for GAAP purposes, premiums for traditional life insurance policies are recognized as revenues when they are due from policyholders and the retrospective deposit method is used in accounting for universal life and other types of contracts where the payment pattern is irregular or surrender charges are a significant source of profit. The prospective deposit method is used for GAAP purposes where investment margins are the primary source of profit;

(3) development of liabilities for future policy benefits, which for statutory purposes predominantly use interest rate and mortality assumptions prescribed by the NAIC which may vary considerably from interest and mortality assumptions used for GAAP financial reporting;

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY                                  F-7
--------------------------------------------------------------------------------

(4) providing for income taxes based on current taxable income (tax return) only for statutory purposes, rather than establishing additional assets or liabilities for deferred Federal income taxes to recognize the tax effect related to reporting revenues and expenses in different periods for financial reporting and tax return purposes;

(5) excluding certain GAAP assets designated as non-admitted assets (e.g., negative Interest Maintenance Reserve, past due agents' balances and furniture and equipment) from the balance sheet for statutory purposes by directly charging surplus;

(6) establishing accruals for post-retirement and post-employment health care benefits currently, or using a twenty year phase-in approach, whereas GAAP liabilities are recorded upon adoption of the applicable standard;

(7) establishing a formula reserve for realized and unrealized losses due to default and equity risk associated with certain invested assets (Asset Valuation Reserve); as well as the deferral and amortization of realized gains and losses, motivated by changes in interest rates during the period the asset is held, into income over the remaining life to maturity of the asset sold (Interest Maintenance Reserve); whereas on a GAAP basis, no such formula reserve is required and realized gains and losses are recognized in the period the asset is sold;
(8) the reporting of reserves and benefits net of reinsurance ceded, where risk transfer has taken place, whereas on a GAAP basis, reserves are reported gross of reinsurance with reserve credits presented as recoverable assets; as well as, the accounting for retroactive reinsurance which is immediately charged to surplus for statutory accounting purposes whereas GAAP precludes immediate gain recognition unless the ceding enterprise's liability to its policyholders is extinguished; as well as reinsurance ceded that fails to meet GAAP risk transfer guidelines would result in deposit accounting for GAAP where as for statutory, reserves ceded and assumed would be reflected in the statutory basis statements of operations;

(9) the reporting of fixed maturities at amortized cost, whereas GAAP requires that fixed maturities be classified as "held-to-maturity", "available-for-sale" or "trading", based on the Company's intentions with respect to the ultimate disposition of the security and its ability to affect those intentions. The Company's bonds were classified on a GAAP basis as "available-for-sale" and accordingly, those investments and common stocks were reflected at fair value with the corresponding impact included as a component of Stockholder's Equity designated as "Net unrealized capital gains (losses) on securities net of tax". For statutory reporting purposes, Change in Net Unrealized Capital Gains (Losses) on Common Stocks and Other Invested Assets includes the change in unrealized gains (losses) on common stock reported at fair value; and

(10) separate account liabilities are valued on the Commissioner's Annuity Reserve Valuation Method ("CARVM"), with the surplus generated recorded as a liability to the general account (and a contra liability on the balance sheet of the general account), whereas GAAP liabilities are valued at account value.

    As of and for the years ended December 31, the significant differences between Statutory and GAAP basis net income and capital and surplus for the Company are as follows:

                                         1998          1997          1996
                                     ------------  ------------  ------------
GAAP Net Income....................  $     74,525  $     58,050  $     41,202
Amortization and deferral of policy
 acquisition costs, net............      (331,882)     (345,657)     (341,571)
Change in unearned revenue
 reserve...........................        22,131         4,641        55,504
Deferred taxes.....................         2,476        47,092         2,090
Separate accounts..................       259,287       282,818       306,978
Asset impairments and
 write-downs.......................        17,250            --            --
Benefit reserve adjustment.........        32,759        24,666        (1,013)
Deposit accounting for Lyndon
 reinsurance (Note 3)..............        24,627            --            --
Other, net.........................         1,453         2,432         4,805
                                     ------------  ------------  ------------
Statutory Net Income...............  $    102,626  $     74,042  $     67,995
                                     ------------  ------------  ------------
                                     ------------  ------------  ------------
GAAP Capital and Surplus...........  $    648,097  $    570,469  $    503,887
Deferred policy acquisition
 costs.............................    (1,615,653)   (1,283,771)     (938,114)
Unearned revenue reserve...........       156,920       134,789       130,148
Deferred taxes.....................        68,936        64,522        12,823
Separate accounts..................     1,183,642       924,355       640,101
Asset impairments and
 write-downs.......................        17,250            --            --
Unrealized gains on bonds..........       (26,119)      (21,451)       (7,978)
Benefit reserve adjustment.........        65,029        16,378         7,035
Asset valuation reserve............       (21,782)      (13,670)       (7,442)
Adjustment relating to Lyndon
 contribution (Note 3).............            --       (23,671)      (36,126)
Other, net.........................           192         3,850        (1,221)
                                     ------------  ------------  ------------
Statutory Capital and Surplus......  $    476,512  $    371,800  $    303,113
                                     ------------  ------------  ------------
                                     ------------  ------------  ------------

    As more fully described in Note 3, Lyndon Insurance Company (Lyndon) was contributed to the Company on June 30, 1995. The GAAP net assets contributed exceeded the statutory basis net assets by $41,277 as of December 31, 1995, relating primarily to statutory reserves for future

F-8                                  HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
--------------------------------------------------------------------------------

benefits, GAAP deposit accounting receivables and deferred tax liabilities. In 1998, the majority of the former Lyndon's assumed business was recaptured by the unaffiliated direct writer.

AGGREGATE RESERVES FOR FUTURE BENEFITS AND LIABILITY FOR PREMIUM AND OTHER DEPOSIT FUNDS

    Aggregate reserves for payment of future life, health and annuity benefits were computed in accordance with actuarial standards. Reserves for life insurance policies are generally based on the 1958 and 1980 Commissioner's Standard Ordinary Mortality Tables and various valuation rates ranging from 2.5% to 6%. Accumulation and on-benefit annuity reserves are based principally on individual annuity tables at various rates ranging from 2.5% to 8.75% and using CARVM. Accident and health reserves are established using a two year preliminary term method and morbidity tables based on Company experience.

    ILA has established separate accounts to segregate the assets and liabilities of certain annuity contracts that must be segregated from the Company's general assets under the terms of the contracts. The assets consist primarily of marketable securities reported at market value. Premiums, benefits and expenses of these contracts are reported in the statutory basis statements of operations.

INVESTMENTS

    Investments in bonds are carried at amortized cost. Bonds that are deemed ineligible to be held at amortized cost by the NAIC Securities Valuation Office ("SVO") are carried at the appropriate SVO published value. When a permanent reduction in the value of publicly traded securities occurs, the decrease is reported as a realized loss and the carrying value is adjusted accordingly. Short-term investments consist of money market funds and are stated at cost, which approximates fair value. Common stocks are carried at fair value with the current year change in the difference from cost reflected in surplus. Other invested assets are generally recorded at fair value.

    The Company uses a variety of derivative financial instruments as part of an overall risk management strategy. These instruments, including interest rate and foreign currency swaps, caps, and floors are used as a means of hedging exposure to price, foreign currency and/or interest rate risk on planned investment purchases or existing assets and liabilities. The Company does not hold or issue derivative financial instruments for trading purposes. Derivatives must be designated at inception as a hedge measured for effectiveness both at inception and on an ongoing basis. The Company's correlation threshold for hedge designation is 80% to 120%. If correlation, which is assessed monthly and measured based on a rolling three month average, falls outside the 80% to 120% range, hedge accounting will be terminated.

    Interest rate swaps involve the periodic exchange of payments without the exchange of underlying principal or notional amounts. Net receipts or payments are accrued and recognized over the life of the swap agreement as an adjustment to net investment income. Should the swap be terminated the gains or losses are adjusted into the basis of the asset or liability and amortized over the remaining life. Should the hedged asset be sold or liability terminated without terminating the swap position, any swap gains or losses are immediately recognized in net investment income. Interest rate swaps purchased in anticipation of an asset purchase ("anticipatory transaction") are recognized consistent with the underlying asset components such that the settlement component is recognized in the statutory basis statements of operations while the change in market value is recognized as an unrealized gain or loss. Foreign currency swaps are similar to interest rate swaps except there is an initial exchange of principal in two currencies and an agreement to re-exchange the currencies at a future date, at an agreed upon exchange rate.

    Premiums paid on purchased floor or cap agreements and the premium received on issued cap or floor agreements (used for risk management) are adjusted into the basis of the applicable asset and amortized over the asset life. Gains or losses on termination of such positions are adjusted into the basis of the asset or liability and amortized over the remaining asset life. Net payments are recognized as an adjustment to income or basis adjusted and amortized depending on the specific hedge strategy.

    Derivatives used to create a synthetic asset must meet synthetic accounting criteria, including designation at inception and consistency of terms between the synthetic and the instrument being replicated. Consistent with industry practice, synthetic instruments are accounted for like the financial instrument they are intended to replicate. Derivatives which fail to meet risk management criteria subsequent to acquisition, are accounted for at fair market value with the impact reflected in the statutory basis statements of operations.

    Open forward commitment contracts are marked to market through surplus. Such contracts are accounted for at settlement by recording the purchase of specified securities at the previously committed price. Gains or losses resulting from termination of the forward commitment contracts before the delivery of the securities are recognized immediately in the statutory basis statements of operations as a component of Net Realized Capital Gains, after tax.

    The Asset Valuation Reserve ("AVR") is designed to provide a standardized reserving process for realized and unrealized losses due to default and equity risks associated with invested assets. The reserve increased $8,112 and $6,228 in 1998 and 1997, respectively and decreased $(568) in 1996. Additionally, the Interest Maintenance Reserve ("IMR") captures net realized capital gains and losses, net

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY                                  F-9
--------------------------------------------------------------------------------

of applicable income taxes, resulting from changes in interest rates and amortizes these gains or losses into income over the life of the mortgage loan or bond sold. The IMR balance as of December 31, 1998 and December 31, 1997 was $452 and $(193), respectively and is reflected in Other Liabilities and as a component of non-admitted assets in Unassigned Funds for each of the years then ended. For the years ended December 31, 1998, 1997 and 1996, amortization of IMR is included in Other Revenues and was $(207), $(85) and $(392), respectively. Realized capital gains and losses, net of taxes not included in IMR are reported in the statutory basis statements of operations. Realized investment gains and losses are determined on a specific identification basis.

OTHER LIABILITIES

    The amount reflected in other liabilities includes a receivable from the separate accounts of $1,187 million and $923 million as of December 31, 1998 and 1997, respectively. The balances are classified in accordance with NAIC prescribed practices.
MORTGAGE LOANS

    Mortgage loans, which are carried at cost and approximate fair value, include investments in assets backed by mortgage loan pools.
 2. INVESTMENTS:

(A) COMPONENTS OF NET INVESTMENT INCOME

                                      1998        1997       1996
                                   ----------  ----------  ---------
Interest income from bonds and
 short-term investments..........  $  123,370  $  100,475  $  89,940
Interest income from policy
 loans...........................       3,133       1,958      1,846
Interest and dividends from other
 investments.....................       4,482       1,005      7,864
                                   ----------  ----------  ---------
Gross investment income..........     130,985     103,438     99,650
Less: investment expenses........       1,003       1,153      1,209
                                   ----------  ----------  ---------
Net investment income............  $  129,982  $  102,285  $  98,441
                                   ----------  ----------  ---------
                                   ----------  ----------  ---------

(B) COMPONENTS OF NET UNREALIZED CAPITAL GAINS (LOSSES) ON COMMON STOCKS

                                    1998       1997       1996
                                  ---------  ---------  ---------
Gross unrealized capital gains..  $   2,204  $     537  $     713
Gross unrealized capital
 losses.........................     (1,871)    (1,820)    (4,160)
                                  ---------  ---------  ---------
Net unrealized capital
 (losses)/gains.................        333     (1,283)    (3,447)
Balance, beginning of year......     (1,283)    (3,447)     1,724
                                  ---------  ---------  ---------
Change in net unrealized capital
 gains (losses) on Common
 stocks.........................  $   1,616  $   2,164  $  (5,171)
                                  ---------  ---------  ---------
                                  ---------  ---------  ---------

(C) COMPONENTS OF NET UNREALIZED CAPITAL GAINS (LOSSES) ON BONDS AND SHORT-TERM INVESTMENTS

                                   1998       1997        1996
                                ----------  ---------  ----------
Gross unrealized capital
 gains........................  $   10,905  $  23,357  $   11,821
Gross unrealized capital
 losses.......................        (833)    (1,906)     (3,842)
                                ----------  ---------  ----------
Net unrealized capital
 gains........................      10,072     21,451       7,979
Balance, beginning of year....      21,451      7,979      20,877
                                ----------  ---------  ----------
Change in net unrealized
 capital gains on bonds and
 short-term investments.......  $  (11,379) $  13,472  $  (12,898)
                                ----------  ---------  ----------
                                ----------  ---------  ----------

(D) COMPONENTS OF NET REALIZED CAPITAL GAINS (LOSSES)

                                        1998       1997       1996
                                      ---------  ---------  ---------
Bonds and short-term investments....  $   1,314  $    (120) $   2,756
Common stocks.......................      1,624         --         --
Real estate and other...............         (1)       114         --
                                      ---------  ---------  ---------
Realized capital (losses) gains.....      2,937         (6)     2,756
Capital gains (benefit) tax.........         --       (831)       936
                                      ---------  ---------  ---------
Net realized capital gains..........      2,937        825      1,820
Amounts transferred to IMR..........        852       (719)     1,413
                                      ---------  ---------  ---------
Net realized capital gains..........  $   2,085  $   1,544  $     407
                                      ---------  ---------  ---------
                                      ---------  ---------  ---------

(E) OFF-BALANCE SHEET INVESTMENTS

    The Company had no significant financial instruments with off-balance sheet risk as of December 31, 1998.

(F) CONCENTRATION OF CREDIT RISK

    The Company has invested in securities of a single issuer, Bankers Trust Corporation, in an amount greater than 10% of the Company's statutory capital and surplus. The statement value of this investment was $105,221 as of December 31, 1998. The NAIC ratings on these holdings were 1z and 2. Excluding this and U.S. government and government agency investments, the Company had no other significant concentrations of credit risk as of December 31, 1998.

F-10                                 HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
--------------------------------------------------------------------------------

(G) BONDS, SHORT-TERM INVESTMENTS AND COMMON STOCKS

                                                                                         1998
                                                                   ------------------------------------------------
                                                                                 GROSS        GROSS
                                                                   AMORTIZED   UNREALIZED   UNREALIZED   ESTIMATED
                                                                      COST       GAINS        LOSSES     FAIR VALUE
                                                                   ----------  ----------   ----------   ----------
U.S. government and government agencies and authorities:
  -- Guaranteed and sponsored....................................  $    4,982   $    35       $  (2)     $    5,015
  -- Guaranteed and sponsored -- asset-backed....................      75,615        --          --          75,615
States, municipalities and political subdivisions................      10,402       415          --          10,817
International governments........................................       7,466       568          --           8,034
Public utilities.................................................      94,475     1,330         (39)         95,766
All other corporate..............................................     607,679     8,473        (792)        615,360
All other corporate -- asset-backed..............................     505,900        --          --         505,900
Short-term investments...........................................     343,783        --          --         343,783
Certificates of deposit..........................................     130,216        84          --         130,300
Parents, subsidiaries and affiliates.............................     117,057        --          --         117,057
                                                                   ----------  ----------   ----------   ----------
Total bonds and short-term investments...........................  $1,897,575   $10,905       $(833)     $1,907,647
                                                                   ----------  ----------   ----------   ----------
                                                                   ----------  ----------   ----------   ----------

                                                                                 GROSS        GROSS
                                                                               UNREALIZED   UNREALIZED   ESTIMATED
                                                                     COST        GAINS        LOSSES     FAIR VALUE
                                                                   ---------   ----------   ----------   ----------
    Common stock -- unaffiliated.................................   $ 4,933      $  290      $   (50)     $ 5,173
    Common stock -- affiliated...................................    35,384       1,914       (1,821)      35,477
                                                                   ---------   ----------   ----------   ----------
    Total common stocks..........................................   $40,317      $2,204      $(1,871)     $40,650
                                                                   ---------   ----------   ----------   ----------
                                                                   ---------   ----------   ----------   ----------

                                                                                         1997
                                                                   ------------------------------------------------
                                                                                 GROSS        GROSS
                                                                   AMORTIZED   UNREALIZED   UNREALIZED   ESTIMATED
                                                                      COST       GAINS        LOSSES     FAIR VALUE
                                                                   ----------  ----------   ----------   ----------
U.S. government and government agencies and authorities:
  -- Guaranteed and sponsored....................................  $   11,114   $    55      $   (51)    $   11,118
  -- Guaranteed and sponsored -- asset-backed....................      55,506     1,056         (269)        56,293
States, municipalities and political subdivisions................      26,404       329           --         26,733
International governments........................................       7,609       500           --          8,109
Public utilities.................................................      73,024       754         (132)        73,646
All other corporate..............................................     517,715    14,110         (704)       531,121
All other corporate -- asset-backed..............................     630,069     5,005         (739)       634,335
Short-term investments...........................................     277,330        33           (8)       277,355
Certificates of deposit..........................................      93,770     1,515           (3)        95,282
Parents, subsidiaries and affiliates.............................      86,100        --           --         86,100
                                                                   ----------  ----------   ----------   ----------
Total bonds and short-term investments...........................  $1,778,641   $23,357      $(1,906)    $1,800,092
                                                                   ----------  ----------   ----------   ----------
                                                                   ----------  ----------   ----------   ----------

                                                                                 GROSS        GROSS
                                                                               UNREALIZED   UNREALIZED   ESTIMATED
                                                                     COST        GAINS        LOSSES     FAIR VALUE
                                                                   ---------   ----------   ----------   ----------
    Common stock -- unaffiliated.................................   $30,307       $537       $    --      $30,844
    Common stock -- affiliated...................................    35,384         --        (1,820)      33,564
                                                                   ---------     -----      ----------   ----------
    Total common stocks..........................................   $65,691       $537       $(1,820)     $64,408
                                                                   ---------     -----      ----------   ----------
                                                                   ---------     -----      ----------   ----------

    The amortized cost and estimated fair value of bonds and short-term investments as of December 31, 1998 by estimated maturity year are shown below. Asset-backed securities, including mortgage backed securities and collaterialized mortgage obligations, are distributed to maturity year based on ILA's estimates of the rate of future prepayments of principal over the remaining lives of the securities. Expected maturities differ from contractual maturities due to call or repayment provisions.

                                      AMORTIZED     ESTIMATED
             MATURITY                    COST       FAIR VALUE
-----------------------------------  ------------  ------------
One year or less...................  $    788,845  $    792,826
Over one year through five years...       689,025       692,811
Over five years through ten
 years.............................       308,661       310,357
Over ten years.....................       111,044       111,653
                                     ------------  ------------
Total..............................  $  1,897,575  $  1,907,647
                                     ------------  ------------
                                     ------------  ------------

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY                                 F-11
--------------------------------------------------------------------------------

    Proceeds from sales and maturities of investments in bonds and short-term investments during 1998, 1997 and 1996 were $1,354,563, $1,435,820 and
$1,139,073, respectively, resulting in gross realized gains of $1,705, $964 and $3,675, respectively, and gross realized losses of $391, $1,084 and $919, respectively, before transfers to IMR.

(H) FAIR VALUE OF FINANCIAL INSTRUMENTS BALANCE SHEET ITEMS (IN MILLIONS):

                                                1998                        1997
                                     --------------------------  --------------------------
                                       CARRYING     ESTIMATED      CARRYING     ESTIMATED
                                        AMOUNT      FAIR VALUE      AMOUNT      FAIR VALUE
                                     ------------  ------------  ------------  ------------
ASSETS
  Bonds and short-term
   investments.....................  $     1,898   $     1,908   $     1,779   $     1,800
  Common stocks....................           41            41            64            64
  Policy loans.....................           47            47            37            37
  Mortgage loans...................           60            60            85            85
  Other invested assets............            2             2            21            21
LIABILITIES
  Liabilities on investment
   contracts.......................  $     2,053   $     2,129   $     1,911   $     1,835

    The estimated fair value of bonds and short-term investments was determined by the Company primarily using NAIC market values. The carrying amounts for policy loans approximates fair value. The fair value of mortgage loans was determined by discounting future expected cash flows using interest rates currently being offered for similar loans. The fair value of liabilities on investment contracts is determined by forecasting future cash flows and discounting the forecasted cash flows at current market interest rates.

 3. AGGREGATE RESERVES FOR FUTURE BENEFITS

    The Company's existing reserves consist of life, health, annuity and supplementary contracts. The Company cedes and assumes insurance to and from non-affiliated insurers in order to limit its maximum loss. Such transfers do not relieve the Company or the unaffiliated reinsured of their primary liabilities. The Company cedes to RGA Reinsurance Company and its affiliate Employers Reassurance Corporation, on a modified coinsurance basis, 80% of the variable annuity business written since 1994 and 100% of the variable life and variable universal life excess sales load refund obligation effective 1998. There were no material reinsurance recoverables from reinsurers outstanding as of, and for the years ended, December 31, 1998 and 1997.

    A summary of reinsurance information as of and for the years ended December 31, follows:

1998                                    DIRECT       ASSUMED        CEDED          NET
-----------------------------------  ------------  ------------  ------------  ------------
Premium and Annuity
 Considerations....................  $    483,328  $     24,954  $    (38,939) $    469,343
Death, Annuity, Disability and
 Other Benefits....................  $     64,331  $      1,574  $    (16,401) $     49,504
Surrenders.........................  $    739,663  $         --  $         --  $    739,663
Aggregate Reserves for Future
 Benefits..........................  $    713,425  $         --  $   (134,285) $    579,140
Policy and Contract Claims.........  $      5,895  $         85  $       (313) $      5,667


1997                                    DIRECT       ASSUMED        CEDED          NET
-----------------------------------  ------------  ------------  ------------  ------------
Premium and Annuity
 Considerations....................  $    266,427  $     51,630  $    (21,412) $    296,645
Death, Annuity, Disability and
 Other Benefits....................  $     79,779  $        839  $     (7,126) $     73,492
Surrenders.........................  $    454,417  $         --  $         --  $    454,417
Aggregate Reserves for Future
 Benefits..........................  $    651,820  $         --  $    (46,637) $    605,183
Policy and Contract Claims.........  $      5,861  $        157  $       (346) $      5,672

1996                                    DIRECT       ASSUMED        CEDED          NET
-----------------------------------  ------------  ------------  ------------  ------------
Premium and Annuity
 Considerations....................  $    226,612  $     33,817  $    (10,185) $    250,244
Death, Annuity, Disability and
 Other Benefits....................  $     34,950  $     35,138  $     (3,339) $     66,749
Surrenders.........................  $    270,165  $         --  $         --  $    270,165

    In connection with the distribution described in Note 1, on June 30, 1995, the assets of Lyndon were contributed to the Company. The statutory basis assets in excess of statutory basis liabilities was approximately $112 million and was reflected as an increase in Gross Paid-In and Contributed Surplus at December 31, 1995. In 1998, the majority of former Lyndon's assumed business was recaptured by the unaffiliated direct writer. A ceding commission of $25,622 and change in reserve of $26,404 for the year ended December 31, 1998, is reflected in Other Revenue and Increase/(Decrease) in Aggregate Reserves for Future Benefits in the statutory basis statements of operations, respectively.

F-12                                 HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
--------------------------------------------------------------------------------

    Analysis of Annuity Actuarial Reserves and Deposit Liabilities by Withdrawal Characteristics as of December 31, 1998 (including general and separate account liabilities) are as follows:

                                                          % OF
SUBJECT TO DISCRETIONARY WITHDRAWAL:        AMOUNT        TOTAL
---------------------------------------  -------------  ---------
With market value adjustment...........  $       4,563       0.0%
At book value less current surrender
 charge of 5% or more..................      1,378,056       4.1%
At market value........................     31,087,511      93.8%
                                         -------------  ---------
Total with adjustment or at market
 value.................................     32,470,130      97.9%
At book value without adjustment
 (minimal or no charge or
 adjustment)...........................        665,159       2.0%
Not subject to discretionary
 withdrawal............................         19,739       0.1%
                                         -------------  ---------
Reinsurance ceded......................     33,155,028
    Total, net.........................  $  33,155,028
                                         -------------
                                         -------------

 4. RELATED PARTY TRANSACTIONS:

    Transactions between the Company and its affiliates within The Hartford relate principally to tax settlements, reinsurance, rental and service fees, capital contributions and payments of dividends. The Company has also invested in bonds of its affiliates, Hartford Financial Services Corporation and HL Investment Advisors, Inc., and common stock of its subsidiary, ITT Hartford Life, LTD.

 5. FEDERAL INCOME TAXES:

    The Company and The Hartford have entered into a tax sharing agreement under which each member in the consolidated U.S. Federal income tax return will make payments between them such that, with respect to any period, the amount of taxes to be paid by the Company, subject to certain adjustments, generally will be determined as though the Company were filing separate Federal, state and local income tax returns.

    As long as The Hartford continues to own at least 80% of the combined voting power and 80% of the value of the outstanding capital stock of HLI, the Company will be included for Federal income tax purposes in the consolidated group of which The Hartford is the common parent. It is the intention of The Hartford and its non-life subsidiaries to file a single consolidated Federal income tax return. The life insurance companies will file a separate consolidated Federal income tax return. Federal income taxes (received) paid by the Company for operations and capital gains were $25,780, $(14,499) and $29,793 in 1998, 1997 and 1996, respectively. The effective tax rate was 26%, (26)% and 22% in 1998, 1997 and 1996, respectively.

    The Company is currently under audit by the Internal Revenue Service (IRS) for the three year tax period ending 1995. The audit is not yet complete. As of December 31, 1998, the Company does not currently expect any material adjustments to arise from this audit.

    The following schedule provides a reconciliation of the tax provision at the U.S. Federal Statutory rate to Federal income tax (benefit) expense (in millions):

                                              1998       1997       1996
                                            ---------  ---------  ---------
Tax provision at U.S. Federal statutory
 rate.....................................  $      48  $      20  $      30
Tax deferred acquisition costs............         25         25         27
Statutory to tax reserve differences......          8          1         --
Unrealized gain on separate accounts......        (41)       (44)       (21)
Investments and other.....................         (4)       (17)       (17)
                                            ---------  ---------  ---------
Federal income tax (benefit) expense......  $      36  $     (15) $      19
                                            ---------  ---------  ---------
                                            ---------  ---------  ---------

 6.CAPITAL AND SURPLUS AND SHAREHOLDER DIVIDEND RESTRICTIONS:

    The maximum amount of dividends which can be paid, without prior approval, by State of Connecticut insurance companies to shareholders is generally restricted to the greater of 10% of surplus as of the preceding December 31st or the net gain from operations for the previous year. Dividends are paid as determined by the Board of Directors and are not cumulative. No dividends were paid in 1998, 1997 and 1996. The amount available for dividend in 1999 is $100,541.

 7. PENSION PLANS AND OTHER POST-RETIREMENT AND POST-EMPLOYMENT BENEFITS:

    HLI's employees are included in The Hartford's non-contributory defined benefit pension plans. These plans provide pension benefits that are based on years of service and the employee's compensation during the last ten years of employment. HLI's funding policy is to contribute annually an amount between the minimum funding requirements set forth in the Employee Retirement Income Security Act of 1974, as amended, and the maximum amount that can be deducted for U.S. Federal income tax purposes. Generally, pension costs are funded through the purchase of affiliated group pension contracts. The cost to HLI was approximately $9,000 in 1998 and $7,000 in both 1997 and 1996.

    HLI also provides, through The Hartford, certain health care and life insurance benefits for eligible retired employees. A substantial portion of HLI's employees may become eligible for these benefits upon retirement. HLI's contribution for health care benefits will depend on the retiree's date of retirement and years of service. In addition, the plan has a defined dollar cap which limits average company contributions. HLI has prefunded a portion of the health care and life insurance obligations through trust funds where such prefunding can be accomplished on a tax effective basis. Postretirement health care and life insurance

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY                                 F-13
--------------------------------------------------------------------------------

benefits expense, allocated by The Hartford, was immaterial to the results of operations for 1998, 1997 and 1996.

    The assumed rate in the per capita cost of health care (the health care trend rate) was 7.8% for 1998, decreasing ratably to 5.0% in the year 2003. Increasing the health care trend rates by one percent per year would have an immaterial impact on the accumulated postretirement benefit obligation and the annual expense. To the extent that the actual experience differs from the inherent assumptions, the effect will be amortized over the average future service of covered employees.

 8. SEPARATE ACCOUNTS:

    The Company maintains separate account assets and liabilities totaling $32.9 billion and $23.2 billion as of December 31, 1998 and 1997, respectively. Separate account assets are reported at fair value and separate account liabilities are determined in accordance with CARVM, which approximates the market value less applicable surrender charges. Separate account assets are segregated from other investments, the policyholder assumes the investment risk, and the investment income and gains and losses accrue directly to the policyholder. Separate account management fees, net of minimum guarantees, were $360 million, $252 million and $144 million in 1998, 1997 and 1996, respectively, and are recorded as a component of other revenues on the statutory basis statements of operations.

 9. COMMITMENTS AND CONTINGENCIES:

    As of December 31, 1998, the Company had no material contingent liabilities, nor had the Company committed any surplus funds for any contingent liabilities or arrangements. The Company is involved in pending and threatened litigation in the normal course of its business in which claims for monetary and punitive damages have been asserted. Although there can be no assurances, at the present time the Company does not anticipate that the ultimate liability arising from such pending or threatened litigation, after consideration of provisions made for potential losses and costs of defense, will have a material adverse effect on the statutory capital and surplus of the Company.

    As discussed in Note 5, issues may potentially be raised by the IRS in future audits of open years. Management does not believe that possible audit adjustments will have a material effect on the statutory capital and surplus of the Company.

    Under insurance guaranty fund laws in each state, insurers licensed to do business can be assessed up to prescribed limits for policyholder losses incurred by insolvent companies. The amount of any future assessments on ILA under these laws cannot be reasonably estimated. Most of the laws do provide, however, that an assessment may be excused or deferred if it would threaten an insurer's own financial strength. Additionally, guaranty fund assessments are used to reduce state premium taxes paid by the Company in certain states. ILA paid guaranty fund assessments of $1,043, $1,544 and $1,262 in 1998, 1997 and 1996, respectively. ILA incurred guaranteed fund expense of $548 in 1998, 1997 and 1996.

                                        PART C

                                 OTHER INFORMATION

Item 24.  Financial Statements and Exhibits

     (a) All financial statements are included in Part A and Part B of the Registration Statement.

     (b) (1) Resolution of the Board of Directors of Hartford Life and Annuity Insurance Company ("Hartford") authorizes the establishment of the Separate Account.(1)

          (2)  Not applicable.

          (3)  (a)  Principal Underwriter Agreement.(2)

          (3)  (b)  Form of Dealer Agreement.(2)

          (4)  Form of Individual Flexible Premium Variable Annuity Contract.(4)

          (5)  Form of Application.(4)

          (6)  (a)  Certificate of Incorporation of Hartford.(3)

          (6)  (b)  Bylaws of Hartford.(1)

          (7)  Not applicable.

__________________
(1) Incorporated by reference to Post-Effective Amendment No. 2, to the Registration Statement File No. 33-73568, dated May 1, 1995.

(2) Incorporated by reference to Post-Effective Amendment No. 3, to the Registration Statement File No. 33-73568, dated April 29, 1996.

(3) Incorporated by reference to Post-Effective Amendment No. 11, to the Registration Statement File No. 33-73568, filed June 1, 1998.

(4) Incorporated by reference to the initial filing to the Registration Statement File No. 333-69487, filed on December 22, 1998.

          (8)  Not applicable.

          (9) Opinion and Consent of Lynda Godkin, Senior Vice President, General Counsel and Corporate Secretary.

          (10) Consent of Arthur Andersen LLP, Independent Public Accountants.

          (11) No financial statements are omitted.

          (12) Not applicable.

          (13) Not applicable.

          (14) Not applicable.

          (15) Copy of Power of Attorney.

          (16) Organizational Chart.

Item 25.   Directors and Officers of the Depositor

-------------------------------------------------------------------------------
NAME, AGE                      POSITION WITH HARTFORD
-------------------------------------------------------------------------------
Wendell J. Bossen              Vice President
-------------------------------------------------------------------------------
Gregory A. Boyko               Senior Vice President, Director*
-------------------------------------------------------------------------------
Peter W. Cummins               Senior Vice President
-------------------------------------------------------------------------------
Timothy M. Fitch               Vice President & Actuary
-------------------------------------------------------------------------------
Mary Jane B. Fortin            Vice President & Chief Accounting Officer
-------------------------------------------------------------------------------
David T. Foy                   Senior Vice President & Treasurer
-------------------------------------------------------------------------------
Lynda Godkin                   Senior Vice President, General Counsel, and
                               Corporate Secretary, Director*
-------------------------------------------------------------------------------
Lois W. Grady                  Senior Vice President
-------------------------------------------------------------------------------
Stephen T. Joyce               Vice President
-------------------------------------------------------------------------------
Michael D. Keeler              Vice President
-------------------------------------------------------------------------------
Robert A. Kerzner              Senior Vice President
-------------------------------------------------------------------------------
Thomas M. Marra                Executive Vice President, Director*
-------------------------------------------------------------------------------
Steven L. Matthiesen           Vice President
-------------------------------------------------------------------------------
Craig R. Raymond               Senior Vice President and Chief Actuary
-------------------------------------------------------------------------------
Lowndes A. Smith               President and Chief Executive Officer, Director*
-------------------------------------------------------------------------------
David M. Znamierowski          Senior Vice President, Director*
-------------------------------------------------------------------------------


Unless otherwise indicated, the principal business address of each of the above individuals is P.O. Box 2999, Hartford, CT 06104-2999.


*Denotes Board of Directors.

Item 26. Persons Controlled By or Under Common Control with the Depositor or Registrant

          Filed herewith as Exhibit 16.

Item 27.  Number of Contract Owners

          As of February 28, 1999, there were 216,531 Contract Owners.

Item 28.  Indemnification

          Under Section 33-772 of the Connecticut General Statutes, unless limited by its certificate of incorporation, the Registrant must indemnify a director who was wholly successful, on the merits or otherwise, in the defense of any proceeding to which he was a party because he is or was a director of the corporation against reasonable expenses incurred by him in connection with the proceeding.

          The Registrant may indemnify an individual made a party to a proceeding because he is or was a director against liability incurred in the proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Registrant, and, with respect to any criminal proceeding, had no reason to believe his conduct was unlawful. Conn. Gen. Stat. Section 33-771(a). Additionally, pursuant to Conn. Gen. Stat. Section 33-776, the Registrant may indemnify officers and employees or agents for liability incurred and for any expenses to which they becomes subject by reason of being or having been an employees or officers of the Registrant. Connecticut law does not prescribe standards for the indemnification of officers, employees and agents and expressly states that their indemnification may be broader than the right of indemnification granted to directors.

          The foregoing statements are specifically made subject to the detailed provisions of Section 33-770 et seq.

          Notwithstanding the fact that Connecticut law obligates the Registrant to indemnify only a director that was successful on the merits in a suit, under Article VIII, Section 2 of the Registrant's bylaws, the Registrant must indemnify both directors and officers of the Registrant who are parties or threatened to be parties to a legal proceeding by reason of his being or having been a director or officer of the Registrant for any expenses if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the company, and with respect to criminal proceedings, had no reason to believe his conduct was unlawful. Unless otherwise mandated by a court, no indemnification shall be made if such officer or director is adjudged to be liable for negligence or misconduct in the performance of his duty to the Registrant.

          Additionally, the directors and officers of Hartford and Hartford Securities Distribution Company, Inc. ("HSD") are covered under a directors and officers liability insurance policy issued to The Hartford Financial Services Group, Inc. and its subsidiaries. Such policy will reimburse the Registrant for any payments that it shall make to directors and officers pursuant to law and will, subject to certain exclusions contained in the policy, further pay any other costs, charges and expenses and settlements and judgments arising from any proceeding involving any director or officer of the Registrant in his past or present capacity as such, and for which he may be liable, except as to any liabilities arising from acts that are deemed to be uninsurable.

          Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 29.  Principal Underwriters

     (a) HSD acts as principal underwriter for the following investment companies:

     Hartford Life Insurance Company - Separate Account One
     Hartford Life Insurance Company - Separate Account Two
     Hartford Life Insurance Company - Separate Account Two (DC Variable
       Account I)
     Hartford Life Insurance Company - Separate Account Two (DC Variable
       Account II)
     Hartford Life Insurance Company - Separate Account Two (QP Variable
       Account)
     Hartford Life Insurance Company - Separate Account Two (Variable Account
       "A")
     Hartford Life Insurance Company - Separate Account Two (NQ Variable
       Account)
     Hartford Life Insurance Company - Putnam Capital Manager Trust Separate
       Account
     Hartford Life Insurance Company - Separate Account Three
     Hartford Life Insurance Company - Separate Account Five
     Hartford Life Insurance Company - Separate Account Seven
     Hartford Life and Annuity Insurance Company - Separate Account One Hartford Life and Annuity Insurance Company - Putnam Capital Manager Trust
       Separate Account Two
     Hartford Life and Annuity Insurance Company - Separate Account Three Hartford Life and Annuity Insurance Company - Separate Account Five Hartford Life and Annuity Insurance Company - Separate Account Six
     Alpine Life Insurance Company - Separate Account One
     Alpine Life Insurance Company - Separate Account Two
     American Maturity Life Insurance Company - Separate Account AMLVA
     Royal Life Insurance Company - Separate Account One
     Royal Life Insurance Company - Separate Account Two

     (b)  Directors and Officers of HSD

          Name and Principal            Positions and Offices
          Business Address                With Underwriter
          ------------------            -------------------
          Lowndes A. Smith              President and Chief Executive Officer,
                                        Director
          Thomas M. Marra               Executive Vice President, Director
          Robert A. Kerzner             Executive Vice President
          Lynda Godkin                  Senior Vice President, General Counsel
                                        and Corporate Secretary, Director
          Peter W. Cummins              Senior Vice President
          David T. Foy                  Treasurer
          George R. Jay                 Controller

          Unless otherwise indicated, the principal business address of each the above individuals is P. O. Box 2999, Hartford, Connecticut 06104-2999.

Item 30.  Location of Accounts and Records

          All of the accounts, books, records or other documents required to be kept bySection 31(a) of the Investment Company Act of 1940 and rules thereunder are maintained by Hartford at 200 Hopmeadow Street, Simsbury, Connecticut 06089.

Item 31.  Management Services

          All management contracts are discussed in Part A and Part B of this Registration Statement.

Item 32.  Undertakings

     (a) The Registrant hereby undertakes to file a post-effective amendment to this Registration Statement as frequently as is necessary to ensure that the audited financial statements in the Registration Statement are never more than 16 months old so long as payments under the variable annuity Contracts may be accepted.

     (b) The Registrant hereby undertakes to include either (1) as part of any application to purchase a Contract offered by the Prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a post card or similar written communication affixed to or included in the Prospectus that the applicant can remove to send for a Statement of Additional Information.

     (c) The Registrant hereby undertakes to deliver any Statement of Additional Information and any financial statements required to be made available under this Form promptly upon written or oral request.

     (d) Hartford hereby represents that the aggregate fees and charges under the Contract are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Hartford.

          The Registrant is relying on the no-action letter issued by the Division of Investment Management to American Counsel of Life Insurance, Ref. No. IP-6-88, November 28, 1988. Registrant has complied with conditions one through four of the no-action letter.

                                     SIGNATURES

As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has caused this Registration Statement to be signed on its behalf, in the Town of Simsbury, and State of Connecticut on this 9th day of April, 1999.

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
SEPARATE ACCOUNT ONE
          (Registrant)

By:  Thomas M. Marra                              *By:  /s/ Marianne O'Doherty
    -------------------------------------------        -----------------------
     Thomas M. Marra, Executive Vice President*         Marianne O'Doherty
                                                        Attorney-in-Fact

HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
    (Depositor)

By:   Thomas M. Marra
    --------------------------------------------
      Thomas M. Marra, Executive Vice President*

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons and in the capacities and on the dates indicated.

Gregory A. Boyko, Senior Vice President,
      Director *
Lynda Godkin, Senior Vice President,
   General Counsel, and Corporate Secretary,      By:   /s/ Marianne O'Doherty
   Director *                                         -------------------------
Thomas M. Marra, Executive Vice                         Marianne O'Doherty
   President, Director*                                 Attorney-in-Fact
Lowndes A. Smith, President and
   Chief Executive Officer, Director *            Dated: April 9, 1999
David M. Znamierowski, Senior Vice President,
   Director*

                                    EXHIBIT INDEX

(9)   Opinion and Consent of Lynda Godkin, Senior Vice President, General
      Counsel and   Corporate Secretary.

(10)  Consent of Arthur Andersen LLP, Independent Public Accountants.

(15)  Power of Attorney.

(16)  Organizational Chart.